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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN CHARTERED BANCORP, INC.

As filed with the Securities and Exchange Commission on January 29, 2016

Registration No. 333-208966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MB FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	36-4460265 (I.R.S. Employer Identification No.)

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607 (888) 422-6562 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	JILL E. YORK
Vice President and Chief Financial Officer
MB Financial, Inc.
6111 N. River Road
Rosemont, Illinois 60018
(847) 653-1992
(Name, address, including zip code,
and telephone number, including area
code, of agent for service)

COPIES TO:
CRAIG M. SCHEER, P.C. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 Telephone: (202) 295-4500	ROBERT L. RITER Chairman American Chartered Bancorp, Inc. 20 North Martingale Road Schaumburg, Illinois 60173 Telephone: (847) 407-2300	MATTHEW M. GUEST, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable following the effectiveness of this Registration Statement and upon completion of the merger described in this Registration Statement.

         If the securities being registered on this Form are being offered in connection with formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

         Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

         Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to the shares of MB Financial stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED JANUARY 29, 2016, SUBJECT TO COMPLETION

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of American Chartered Bancorp, Inc.:

            As you may be aware, the board of directors of American Chartered Bancorp, Inc. (which we refer to as "American Chartered") has approved an Agreement and Plan of Merger (which we refer to as the "merger agreement"), dated as of November 20, 2015, between American Chartered and MB Financial, pursuant to which American Chartered has agreed to merge with MB Financial, Inc. (which we refer to as "MB Financial"), on the terms and subject to the conditions set forth in the merger agreement.

            Under the terms of the merger agreement, American Chartered will merge with and into MB Financial, with MB Financial surviving the merger. If the merger is completed, for each share of American Chartered common stock that you own, you will have the right to receive, at your election, subject to the proration and allocation procedures set forth in the merger agreement, either (i) $9.30 in cash, which we refer to as the "cash consideration," or (ii) 0.2732 shares of MB Financial common stock, which we refer to as the "stock consideration." You can make a different election for each share of American Charted common stock that you own, subject to the proration and allocation procedures. We refer to the cash consideration and the stock consideration collectively as the "merger consideration."

            Prior to the merger, each holder of American Chartered 8% Cumulative Voting Convertible Preferred Stock, Series D (which we refer to as the "American Chartered Series D preferred stock") and American Chartered Non-Voting Perpetual Preferred Stock, Series F (which we refer to as the "American Chartered Series F non-voting preferred stock" and refer to collectively with the American Chartered Series D preferred stock as the "American Chartered preferred stock") will have the opportunity to elect to receive the same merger consideration payable to holders of American Chartered common stock, subject to the proration and allocation procedures set forth in the merger agreement. In the case of American Chartered Series D preferred stock, this election is based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible. Each outstanding share of American Chartered preferred stock whose holder does not make such an election, or that is not converted by its holder into American Chartered common stock prior to the merger pursuant to the applicable terms of the American Chartered preferred stock, will be exchanged for a share of a series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock.

            The holder of each vested American Chartered stock option that is outstanding immediately prior to the merger will have the right to elect to receive, for the holder's "net option shares," the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement. The number of "net option shares" per vested option will be determined by dividing (A)(i) the excess, if any, of $9.30 over the per share exercise price of the option, multiplied by (ii) the number of shares subject to the option, by (B) $9.30. All unvested American Chartered stock options and restricted stock awards outstanding immediately prior to the merger will be assumed by MB Financial and converted into unvested MB Financial stock options and restricted stock awards as provided in the merger agreement.

            The aggregate amount of the cash consideration that will be paid in the merger in respect of shares of American Chartered common stock (including shares of American Chartered preferred stock whose holders elect to receive the same merger consideration payable to holders of American Chartered common stock and the net option shares relating to vested American Chartered stock options) is fixed at $100 million. The remaining merger consideration will consist of the stock consideration. Based on the number of shares of American Chartered common stock outstanding and the number of net option shares relating to vested American Chartered stock options, and assuming that the holders of all outstanding shares of American Chartered preferred stock elect to receive the same merger consideration payable to holders of American Chartered common stock, it is expected that the aggregate number of shares of MB Financial common stock issuable in the merger will be approximately 10.2 million.

            The value of the cash consideration is fixed at $9.30, but the value of the stock consideration will fluctuate based on the market price of MB Financial common stock and may be more or less than the value of the cash consideration on the date of the special meeting of shareholders referred to below, at the time an election is made and at the completion of the merger. Based on the closing stock price of MB Financial common stock on the NASDAQ Global Select Market on November 20, 2015, the last full trading day before the public announcement of the merger, of $35.09, the value of the stock consideration was approximately $9.59. Based on the closing stock price of MB Financial common stock on the NASDAQ Global Select Market on February [    •    ], 2016, the latest practicable date before the mailing of this proxy statement/prospectus, of $[    •    ], the value of the stock consideration was approximately $[    •    ]. You should obtain current stock price quotations for MB Financial common stock. MB Financial common stock is quoted on the NASDAQ Global Select Market under the symbol "MBFI."

            The merger cannot be completed unless the holders of not less than two-thirds of the votes of the outstanding shares of American Chartered common stock and American Chartered Series D preferred stock, voting together as a single class, vote in favor of approval of the merger agreement. A special meeting of American Chartered shareholders to vote on the merger agreement will be held on March 15, 2016 at 2:00 p.m., local time, at the headquarters of American Chartered, 20 North Martingale Road, Schaumburg, Illinois 60173. A failure to vote will have the same effect as voting against the merger agreement. In addition to voting on the merger agreement, at the special meeting, American Chartered shareholders will vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement (which we refer to as the "adjournment proposal").

            The American Chartered board of directors has carefully considered the merger and the terms of the merger agreement and believes that the terms of the merger are fair, advisable and in the best interest of American Chartered and its shareholders. Accordingly the American Chartered board of directors recommends that American Chartered shareholders vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal. In considering the recommendation of the board of directors of American Chartered, you should be aware that the directors and executive officers of American Chartered have interests in the merger that are different from, or in addition to, the interests of American Chartered shareholders generally. See the section entitled "The Merger—Interests of American Chartered's Directors and Executive Officers in the Merger" beginning on page [    •    ] of this proxy statement/prospectus.

            This proxy statement/prospectus describes the special meeting, the documents related to the merger and other matters. Please carefully read this entire proxy statement/prospectus, including "Risk Factors," beginning on page 22 of this proxy statement/prospectus, for a discussion of the risks relating to the proposed merger. You also can obtain information about MB Financial from documents that it has filed with the Securities and Exchange Commission.

            If you have any questions regarding the accompanying proxy statement/prospectus, the special meeting, the merger or the proxy or need to request additional copies of this document or a proxy card, you may contact Innisfree M&A Incorporated, American Chartered's proxy solicitor for the special meeting, toll-free at (888) 750-5834.

Sincerely,

Robert L. Riter Chairman of the Board of Directors	Daniel K. Miller President and Chief Executive Officer

            Neither the Securities and Exchange Commission nor any state securities commission or any bank regulatory agency has approved or disapproved the shares of MB Financial stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

            The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of MB Financial or American Chartered, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

            The date of this proxy statement/prospectus is February [    •    ], 2016, and it is first being mailed or otherwise delivered to the shareholders of American Chartered on or about February [    •    ], 2016.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

American Chartered Bancorp, Inc.
20 North Martingale Road
Schaumburg, Illinois 60173
 (847) 407-2300

Date: March 15, 2016

Time: 2:00 p.m., local time

Place: 20 North Martingale Road, Schaumburg, Illinois 60173

To American Chartered Bancorp, Inc. Shareholders:

        We are pleased to notify you of and invite you to a special meeting of American Chartered shareholders (which we refer to as the "special meeting"). At the special meeting, holders of American Chartered common stock and American Chartered Series D preferred stock will be asked to vote on the following matters:

  •
  the approval of the Agreement and Plan of Merger, dated as of November 20, 2015, by and between MB Financial and American Chartered, pursuant to which American Chartered will merge with and into MB Financial (which we refer to as the "merger agreement proposal");

  •
  a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal (which we refer to as the "adjournment proposal"); and

  •
  any other business that may be properly come before the special meeting or any adjournment or postponement of the special meeting.

        Only holders of record of American Chartered common stock and American Chartered Series D Preferred Stock as of the close of business on February 4, 2016 are entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Holders of American Chartered Series F non-voting preferred stock are not entitled to, and are not being requested to, vote at the special meeting. Approval of the merger agreement proposal requires the affirmative vote of the holders of not less than two-thirds of the votes of the outstanding shares of American Chartered common stock and American Chartered Series D preferred stock, voting together as a single class. The adjournment proposal will be approved if the holders of not less than two-thirds of the votes of the shares of American Chartered common stock and American Chartered Series D preferred stock present in person or represented by proxy and entitled to vote on such proposal, voting together as a single class, vote in favor of the proposal. Each share of American Chartered common stock entitles its holder to one vote and each share of American Chartered Series D preferred stock entitles its holder to 400 votes.

        American Chartered's board of directors has approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of American Chartered and its shareholders, and recommends that American Chartered shareholders vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal.

        Your vote is very important.    If you do not vote your shares, it will have the same effect as voting against the merger agreement proposal. To ensure your representation at the special meeting, please complete and return the enclosed proxy card. Whether or not you expect to attend the special meeting in person, please vote promptly.

        The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other matters. We urge you to read the proxy statement/prospectus, including its appendices, and the documents incorporated in the proxy statement/prospectus by reference carefully and in their entirety.

        Under Illinois law, holders of American Chartered common stock who do not vote to approve the merger agreement proposal and who follow the applicable statutory procedures have the right to dissent from the merger and obtain payment for the estimated fair value of their shares in lieu of receiving the merger consideration provided for under the merger agreement. A summary of the applicable requirements of Illinois law is contained in the enclosed proxy statement/prospectus under "The Merger—Dissenters' Rights," and the text of the applicable provisions of Illinois law is attached to that document as Appendix C.

By Order of the Board of Directors,
Robert L. Riter Chairman of the Board of Directors

Schaumburg, Illinois
February [    •    ], 2016

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about MB Financial from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled "Where You Can Find More Information" beginning on page [    •    ] of this proxy statement/prospectus. You can obtain any of the documents filed with the SEC by MB Financial at no cost from the SEC's website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting MB Financial as follows:

MB Financial, Inc.
6111 North River Road
Rosemont, Illinois 60018
Attention: Doria L. Koros,
Vice President and Secretary
(847) 653-1992

        You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of American Chartered's special meeting of shareholders. This means that American Chartered shareholders requesting documents must do so by March 8, 2016, in order to receive them before the special meeting.

        In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact                        at the following address and telephone number:

        American Chartered Bancorp, Inc.
20 North Martingale Road
Schaumburg, Illinois 60173
Telephone number (847) 407-2300

        American Chartered does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and accordingly does not file documents or reports with the SEC.

        You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated February [    •    ], 2016, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of the date of the document containing such information. Neither the mailing of this document to American Chartered shareholders nor the issuance by MB Financial of shares of MB Financial stock in connection with the merger will create any implication to the contrary.

        Information on the websites of MB Financial or American Chartered, or any subsidiary of MB Financial or American Chartered, is not part of this proxy statement/prospectus or incorporated by reference herein. You should not rely on that information in deciding how to vote.

        This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding MB Financial has been provided by MB Financial and information contained in this document regarding American Chartered has been provided by American Chartered.

iv

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

        The following are some questions that you may have about the merger and the special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is contained in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

        In this proxy statement/prospectus, "MB Financial" and "American Chartered" refer to MB Financial, Inc., a Maryland corporation, and American Chartered Bancorp, Inc., an Illinois corporation, respectively, and "we," "us" and "our" refer to MB Financial and American Chartered collectively. Unless the context indicates otherwise, references to MB Financial and American Chartered include their respective subsidiaries.

Q:
What is the merger?

A:
MB Financial and American Chartered have entered into an Agreement and Plan of Merger, dated as of November 20, 2015 (which we refer to as the "merger agreement"), pursuant to which American Chartered will merge with and into MB Financial, with MB Financial continuing as the surviving corporation (we refer to this transaction as the "merger"). Immediately following the merger, American Chartered's wholly-owned subsidiary bank, American Chartered Bank, will merge with MB Financial's wholly-owned subsidiary bank, MB Financial Bank, N.A. (which we sometimes refer to as "MB Financial Bank"), with MB Financial Bank as the surviving bank (we refer to this transaction as the "bank merger"). A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

Q:
Why am I receiving this proxy statement/prospectus?

A:
We are delivering this document to you because it is a proxy statement being used by the board of directors of American Chartered to solicit proxies of American Chartered shareholders in connection with approval of the merger agreement. This document is also a prospectus that is being delivered to American Chartered shareholders because MB Financial is offering shares of its stock to American Chartered shareholders in connection with the merger.

The merger cannot be completed unless the merger agreement is approved by the affirmative vote of the holders of at least two-thirds of the votes of the outstanding shares of American Chartered common stock and American Chartered 8% Cumulative Voting Convertible Preferred Stock, Series D (which we refer to as "American Chartered Series D preferred stock"), voting together as a single class. Each share of American Chartered common stock entitles its holder to one vote and each share of American Chartered Series D preferred stock entitles its holder to 400 votes.

Q:
What will holders of American Chartered common stock receive in the merger?

A:
Each share of American Chartered common stock that is outstanding immediately prior to the merger, other than shares held by persons who have perfected dissenters' rights under Illinois law and any shares owned by MB Financial or American Chartered, will be converted into the right to receive, subject to the election and the proration and allocation procedures set forth in the merger agreement and described below: (1) cash in the amount of $9.30 (which we refer to as the "cash consideration") or (2) 0.2732 shares of the common stock of MB Financial, with cash paid in lieu of fractional MB Financial shares determined by multiplying the fractional MB Financial share amount by the average closing sale price of MB Financial common stock for the five full trading days ending on the day preceding the merger closing date (which we refer to as the "stock consideration," with 0.2732 sometimes being referred to as the "exchange ratio"). Holders of American Chartered common stock also can elect to receive a combination of the cash consideration and stock consideration for their shares, subject to the proration and allocation procedures. We collectively refer to the cash consideration and the stock consideration as the "merger consideration."

Q:
What will holders of American Chartered preferred stock receive in the merger?

A:
American Chartered currently has two outstanding series of preferred stock: American Chartered Series D preferred stock and Non-Voting Perpetual Preferred Stock, Series F (which we refer to as "American Chartered Series F non-voting preferred stock" and refer to collectively with the American Chartered Series D preferred stock as "American Chartered preferred stock").

The holders of American Chartered preferred stock have the right, pursuant to the terms of the American Chartered preferred stock and the merger agreement, to elect to receive the same consideration in the merger as the holders of American Chartered common stock (including the right to elect to receive the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement). In the case of American Chartered Series D preferred stock, this right is based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible.

Any share of American Chartered preferred stock that has not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock as described above, will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock.

Concurrent with the execution of the merger agreement, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock and waived any rights that such holder might otherwise have had to receive shares of preferred stock of MB Financial in the merger. The continued effectiveness of these elections by the holders of American Chartered Series F non-voting preferred stock is a condition to MB Financial's obligation to complete the merger. Accordingly, it is expected that the only series of American Chartered preferred stock whose holders might receive shares of MB Financial preferred stock in the merger is American Chartered Series D preferred stock.

Q:
How will the merger affect outstanding American Chartered stock options and restricted stock awards?

A:
The holder of each vested American Chartered stock option that is outstanding immediately prior to the merger will have the right to elect to receive, for the holder's "net option shares," the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement. The number of net option shares per vested option will be determined by dividing (A) (i) the excess, if any, of $9.30 over the per share exercise price of the option, multiplied by (ii) the number of shares subject to the option, by (B) $9.30.

At the effective time of the merger, each unvested American Chartered stock option that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into the right to receive an option to purchase shares of MB Financial common stock (which we refer to as an "assumed option"), with adjustments to the number of shares underlying the option (determined by multiplying the pre-merger number of option shares by the 0.2732 exchange ratio, and rounding down to the nearest whole number of shares of MB Financial common stock) and the per share exercise price of the option (determined by dividing the pre-merger exercise price by 0.2732, and rounding up to the nearest whole cent). Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested option under the applicable American Chartered equity plan and stock option agreement immediately prior to the effective time of the merger, including vesting terms.

  At the effective time of the merger, each American Chartered restricted stock award that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into an MB Financial restricted stock award (which we refer to as an "assumed restricted stock award"), with an adjustment to the number of shares subject to the award (determined by multiplying the pre-merger number of shares subject to the award by 0.2732, and rounding up to the nearest whole share of MB Financial common stock). Each assumed restricted stock award will otherwise be subject to the same terms and conditions applicable to the restricted stock award under the applicable American Chartered equity plan and restricted stock award agreement immediately prior to the effective time of the merger, including vesting terms.

Q:
What will be the procedure for electing the form of merger consideration?

A:
Not less than 20 business days prior to the anticipated election deadline, MB Financial will send election forms to holders of record of American Chartered common stock and American Chartered preferred stock and to holders of vested American Chartered stock options. The election forms sent to holders of American Chartered common stock and American Chartered preferred stock will include transmittal materials containing instructions for surrendering their shares in connection with their elections. Unless MB Financial and American Chartered agree otherwise, the election deadline will be 5:00 p.m. Eastern time on the date which MB Financial and American Chartered agree is as near as practicable to three business days prior to the anticipated closing date of the merger.

The election forms sent to holders of American Chartered common stock and American Chartered Series F non-voting preferred stock (each of whom has already irrevocably committed to receive the same consideration in the merger as holders of American Chartered common stock) will allow a holder to indicate the number of shares of American Chartered common stock or American Chartered Series F non-voting preferred stock for which such holder desires to receive the stock consideration and the number of shares for which such holder desires to receive the cash consideration.

In the case of the election form sent to holders of American Chartered Series D preferred stock, a holder who irrevocably commits either (1) to receive the same merger consideration payable to holders of American Chartered common stock, based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible, or (2) to convert such holder's shares of American Chartered Series D preferred stock into shares of American Chartered common stock effective at or prior to the closing of the merger, will be able to indicate in such holder's election form the number of shares for which such holder desires to receive the stock consideration and the number of shares for which such holder desires to receive the cash consideration.

In the case of the election form sent to holders of vested American Chartered stock options, a vested option holder will be able to indicate in such holder's election form the number of net option shares for which such holder desires to receive the stock consideration and the number of net option shares for which such holder desires to receive the cash consideration. The vested option holder also will be able to elect that any amounts required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (which we refer to as the "Internal Revenue Code") with respect to payment of the merger consideration for the cancellation of the holder's option in connection with the merger be applied (1) to first reduce the portion of the merger consideration that is payable in cash, (2) to first reduce the portion of the merger consideration that is payable in shares of MB Financial common stock or (3) in the manner described in each of clauses (1) and (2) to first reduce the merger consideration in the respective proportions specified by the holder of the option. Any holder of a vested American Chartered stock option who fails to make an election as to withholding matters as described above will be deemed to have elected to first reduce the portion of the merger consideration that is payable in shares of MB Financial common stock.

  To make a valid election, a properly completed and signed election form and, in the case of a holder of American Chartered common stock or American Chartered preferred stock, transmittal materials (including for any shares of American Chartered preferred stock that are certificated, the certificates representing the holder's shares, or a customary guarantee of delivery of such certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States), must actually be received by Computershare, MB Financial's exchange agent, at or prior to the election deadline. Shares of American Chartered common stock are not represented by stock certificates.

Q:
Can I submit an election form if I vote against the merger agreement?

A:
Yes. You can submit an election form even if you vote against the merger agreement.

Q:
Can I change or revoke my election once it has been submitted?

A:
Yes. You can change or revoke your election as to your desire to receive the stock consideration and/or the cash consideration with respect to all or a portion of your shares of American Chartered stock or net option shares, as applicable, by delivering written notice to the exchange agent, accompanied by a properly completed and signed revised election form, prior to the election deadline. If you hold shares of American Chartered preferred stock that are certificated, you can also revoke your election by withdrawing prior to the election deadline the certificate(s) evidencing your shares (or the guaranty of delivery of your certificate(s)) previously deposited with the exchange agent.

If you hold shares of American Chartered Series D preferred stock and, through your election form, irrevocably commit either (1) to receive the merger consideration payable to holders of American Chartered common stock (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible) or (2) to convert your shares of American Chartered preferred stock into shares of American Chartered common stock effective at or prior to the closing of the merger, you cannot revoke that commitment. You can, however, prior to the election deadline, change or revoke your election to receive the stock consideration and/or the cash consideration with respect to your shares of American Chartered Series D preferred stock.

Q:
What happens if I do not make a valid election prior to the election deadline?

A:
If you fail to submit a valid election form to the exchange agent prior to the election deadline, then you will be deemed to have made no election. Depending on the elections made by the other holders of American Chartered stock and vested options, you will receive shares of MB Financial common stock, cash or a combination of both, for (1) your shares of American Chartered common stock, (2) any shares of American Chartered preferred stock as to which you have irrevocably committed to either receive the merger consideration payable to holders of American Chartered common stock or convert into shares of American Chartered common stock effective at or prior to the closing of the merger (as applicable), and (3) any net option shares.

Q:
Will I receive the form of merger consideration that I elect?

A:
You will receive the form of merger consideration that you elect if the American Chartered shareholders and holders of vested American Chartered stock options do not elect to receive more of that form of consideration than is available under the merger agreement. The merger agreement provides that the aggregate cash consideration that will be paid for shares of American

  Chartered stock and for the net option shares is $100.0 million, with the remaining consideration consisting of shares of MB Financial common stock.

  If American Chartered shareholders and holders of vested American Chartered stock options elect to receive more of one form of consideration than is available, we will allocate the available amount ratably among the American Chartered shareholders and vested option holders electing to receive that form of consideration, and those shareholders and vested option holders will receive the other form of consideration for the balance of their shares and net option shares, as applicable. Accordingly, you may receive a form of merger consideration that differs from your election.

  The only exception to the allocation procedure described above is that holders of American Chartered Series D preferred stock who have made a cash election with respect to shares of American Chartered Series D preferred stock will receive the cash consideration for all of such shares (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible), regardless of the elections of other shareholders and vested option holders. For example, if the holders of all of the shares of American Chartered Series D preferred stock elect to receive the cash consideration in the merger, then based on the conversion rate as of September 30, 2015 (which may be different at the time elections are made and at the time of the merger) at which shares of American Chartered Series D preferred stock are convertible to shares of American Chartered common stock and the number of shares of American Chartered Series D preferred stock outstanding on that date, the holders of American Chartered Series D preferred stock would be entitled to receive approximately $10.3 million in aggregate cash consideration in the merger regardless of the elections of other shareholders and vested option holders.

Q:
Is the value of the cash consideration and the stock consideration the same?

A:
No. The value of the cash consideration is fixed at $9.30 per share. However, the value of the stock consideration, which is 0.2732 shares of MB Financial common stock, will fluctuate with the market price of MB Financial common stock and will not be known at the time of the special meeting or prior to the election deadline, and may be more or less than the value of the cash consideration on the date of the special meeting, at the time an election is made and at the completion of the merger. Based on the $35.09 per share closing price of MB Financial common stock on the NASDAQ Global Select Market on November 20, 2015, the last trading day before public announcement of the merger agreement, the value of the stock consideration was approximately $9.59. Based on the closing stock price of MB Financial common stock on the NASDAQ Global Select Stock Market on February [    •    ], 2016, the latest practicable date before the mailing of this proxy statement/prospectus, of $[    •    ], the value of the stock consideration was approximately $[    •    ]. You should obtain current stock price quotations for MB Financial common stock.

Q:
When and where is the special meeting?

A:
The special meeting of American Chartered shareholders will be held on March 15, 2016 at 2:00 p.m., local time, at the headquarters of American Chartered, 20 North Martingale Road, Schaumburg, Illinois 60173.

Q:
What will be voted on at the special meeting?

A:
At the special meeting, holders of American Chartered common stock and American Chartered Series D preferred stock will be asked to (1) approve the merger agreement (which we refer to as the "merger agreement proposal") and (2) approve a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal (which we refer to as the "adjournment proposal"). Completion of the merger is conditioned upon approval of the merger agreement proposal but is not conditioned upon approval of the adjournment proposal.

Q:
What is the vote required to approve each proposal at the special meeting?

A:
Approval of the merger agreement proposal requires the affirmative vote of the holders of at least two-thirds of the votes of the outstanding shares of American Chartered common stock and American Chartered Series D preferred stock, voting together as a single class.

Approval of the adjournment proposal requires the affirmative vote of the holders of at least two-thirds of the votes of the shares of American Chartered common stock and American Chartered Series D preferred stock, present in person or represented by proxy and entitled to vote on such proposal, voting together as a single class.

Each share of American Chartered common stock entitles its holder to one vote and each share of American Chartered Series D preferred stock entitles its holder to 400 votes. Only holders of record of American Chartered common stock and American Chartered Series D Preferred Stock as of the close of business on February 4, 2016, the voting record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

Q:
How does American Chartered's board of directors recommend that I vote?

A:
American Chartered's board of directors recommends that you vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal.

Q:
Why is my vote important?

A:
If you do not vote by proxy or in person at the special meeting, it will be more difficult to obtain a quorum. In addition, if you fail to vote by proxy or in person at the special meeting, this will have the same effect as a vote "AGAINST" the merger agreement proposal.

Q:
How do I vote?

A:
To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card. Submitting your proxy card or authorizing a proxy by telephone or through the Internet to vote your shares of American Chartered stock will ensure that your shares are represented and voted at the special meeting. Please be advised that telephone and Internet voting facilities will close at the time the polls are closed at the special meeting.

Q:
What happens if I return my proxy but do not indicate how to vote my shares?

A:
If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" the merger agreement proposal and "FOR" the adjournment proposal. If you return an unsigned proxy card, your proxy will be invalid, and your shares will not be voted at the special meeting.

Q:
What if I abstain from voting?

A:
If you mark "ABSTAIN" on your proxy, it will have the same effect as a vote "AGAINST" the merger agreement proposal and "AGAINST" the adjournment proposal.

Q:
If my shares are held in "street name" through a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Banks, brokers and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that are determined under exchange rules to be "non-routine" without specific instructions from the beneficial owner. It is expected that the merger agreement proposal and the adjournment proposal will be considered "non-routine" matters. If you fail to instruct your bank, broker or other nominee how to vote your American Chartered shares, this will have the same effect as a vote "AGAINST" the merger agreement proposal and no effect on the adjournment proposal.

Q:
Can I change my vote after I have mailed my signed proxy card?

A:
Yes. You may revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (ii) delivering a written revocation letter, or (iii) attending the special meeting, in person, notifying American Chartered's Corporate Secretary and voting by ballot at the special meeting. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to American Chartered's Corporate Secretary no later than the beginning of the special meeting. If you hold your shares in "street name" through a bank, broker or other nominee, you should contact your bank, broker or other nominee to revoke your proxy.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Corporate Secretary of American Chartered and voting by ballot) of such shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:
Can I attend the special meeting and vote in person?

A:
Yes. All holders of record of American Chartered common stock and American Chartered Series D preferred stock are invited to attend the special meeting and can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. American Chartered reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without American Chartered's express written consent.

Q:
Are there any voting agreements in place with American Chartered shareholders?

A:
Yes, certain holders of American Chartered common stock who, as of February 4, 2016, the voting record date for the meeting, beneficially owned in the aggregate [    •    ] shares of American Chartered common stock, which represented approximately [    •    ]% of the total votes entitled to be cast by the holders of all outstanding shares of American Chartered common stock and

  American Chartered Series D preferred stock, have entered into voting and support agreements pursuant to which they have agreed to vote all of their shares of American Chartered common stock in favor of the merger agreement proposal.

Q:
What are the material U.S. Federal income tax consequences of the merger to holders of American Chartered stock?

A:
The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the completion of the merger that MB Financial and American Chartered each receive a written opinion from its respective counsel to the effect that the merger will so qualify. Assuming the receipt and accuracy of such opinions, the U.S. federal income tax consequences to U.S. holders (as defined under "Material U.S. Federal Income Tax Consequences of the Merger") of American Chartered common stock generally will be as follows:

•
if a holder of American Chartered stock receives solely shares of MB Financial stock in exchange for such holder's shares, such holder generally will not recognize any gain or loss, except with respect to cash received in lieu of fractional shares of MB Financial stock;

•
if a holder of American Chartered stock receives solely cash in exchange for such holder's shares, such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's tax basis in its shares; and

•
if a holder of American Chartered stock receives a combination of MB Financial stock and cash in exchange for such holder's shares and such holder's tax basis in its shares is less than the sum of the cash and the fair market value of the MB Financial stock received, such holder generally will recognize gain equal to the lesser of (1) the sum of the cash and the fair market value of the MB Financial stock received, minus the holder's tax basis in its shares surrendered, and (2) the amount of cash received. If the tax basis of a holder of American Chartered stock in its shares surrendered is greater than the sum of the cash and the fair market value of the MB Financial stock received, such shareholder's loss generally will not be currently allowed or recognized for U.S. federal income tax purposes.

You should read the discussion under "Material U.S. Federal Income Tax Consequences of the Merger" and consult your personal tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters can be complicated, and the tax consequences of the merger to a particular American Chartered shareholder will depend on such shareholder's particular facts and circumstances.

Q:
Are American Chartered shareholders entitled to dissenters' rights under Illinois law in connection with the merger?

A:
Holders of American Chartered common stock who have properly asserted dissenters' rights under the Illinois Business Corporation Act (which we refer to as the "IBCA") will not be converted into the right to receive the merger consideration and will instead represent the right to receive payment of the fair value due to such holders, in accordance with Section 11.70 of the IBCA. This value could be more than, the same as, or less than the value of the merger consideration. The relevant provisions of the IBCA are included as Appendix C to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. For more information, see "The Merger—Dissenters' Rights" beginning on page [    •    ] of this proxy statement/prospectus

Q:
Do any of American Chartered's directors or executive officers have interests in the merger that differ from those of American Chartered shareholders?

A:
American Chartered's directors and executive officers have interests in the merger that are different from, or in addition to, their interests as American Chartered shareholders. The members of American Chartered's board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that American Chartered shareholders approve the merger agreement proposal. For a description of these interests, please see the section entitled "The Merger—Interests of American Chartered's Directors and Executive Officers in the Merger."

Q:
When is the merger expected to be completed?

A:
The merger is expected to be completed around June 30, 2016. We cannot assure you, however, when or if the merger will be completed.

Q:
What are the conditions to the completion of the merger?

A:
In addition to the approval of the merger agreement proposal by American Chartered shareholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), MB Financial's and American Chartered's performance of their respective obligations under the merger agreement in all material respects and each of MB Financial's and American Chartered's receipt of a tax opinion to the effect that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see the section entitled "The Merger Agreement—Conditions to Complete the Merger."

Q:
What happens if the merger is not completed?

A:
If the merger agreement proposal is not approved by American Chartered's shareholders or if the merger is not completed for any other reason, you will not receive any consideration for your shares of American Chartered stock. Instead, American Chartered will remain an independent company. American Chartered is required to pay MB Financial a termination fee of $16 million if the merger agreement is terminated in certain circumstances. See "The Merger Agreement—Termination Fee."

Q:
Should I send in my stock certificate(s) with my proxy card?

A:
No, please do not send your stock certificate(s) with your proxy card. The exchange agent will mail or deliver an election form and transmittal materials. Before the election deadline, you should send a completed and signed election form and transmittal materials (together with your American Chartered stock certificate(s) for any shares of American Chartered preferred stock that are certificated).

Q:
Whom may I contact if I cannot locate my stock certificate(s)?

A:
Only certain shares of American Chartered preferred stock are certificated. Shares of American Chartered common stock are not represented by certificates. If you are unable to locate your original American Chartered stock certificate(s) for any shares of American Chartered preferred stock that are certificated, you should contact Greg Lansdowne, American Chartered's Corporate

  Secretary, at 847-517-2233. You may be required to post a bond indemnifying MB Financial and the exchange agent against any claim that may be made against them with respect to your lost certificate(s). See "The Merger Agreement—Election and Share Exchange Procedure—Lost, Stolen or Destroyed Certificates."

Q:
What risks should I consider?

A:
You should review carefully the discussion of "Risk Factors." You should also review the factors considered by the American Chartered board of directors in approving the merger agreement. See "The Merger—Background of the Merger" and "The Merger—American Chartered's Reasons for the Merger; Recommendation of American Chartered's Board of Directors."

Q:
Whom should I call with questions about the special meeting, the merger or my proxy?

A:
American Chartered shareholders should call Innisfree M&A Incorporated, American Chartered's proxy solicitor for the special meeting, with any questions about the special meeting, the merger, the proxy or to request additional copies of this document or a proxy card. American Chartered shareholders can contact Innisfree M&A Incorporated toll-free at (888) 750-5834.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents to which this document refers to fully understand the merger. A list of the documents incorporated by reference appears on page [    •    ] under "Where You Can Find More Information."

The Merger and the Merger Agreement (page [    •    ])

        The terms and conditions of the merger are contained in the merger agreement, which is attached to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

        The merger agreement provides for the merger of American Chartered with and into MB Financial, with MB Financial as the surviving entity after the merger. As a result of the merger, American Chartered will cease to exist as a separate entity.

        Immediately following the merger, American Chartered's wholly owned bank subsidiary, American Chartered Bank, will merge with and into MB Financial's wholly owned bank subsidiary, MB Financial Bank, with MB Financial Bank as the surviving entity after the bank merger. As a result of the bank merger, American Chartered Bank will cease to exist as a separate entity.

The Merger Consideration (page [    •    ])

        Each share of American Chartered common stock that is outstanding immediately prior to the merger, other than shares held by persons who have perfected dissenters' rights under Illinois law and any shares owned by MB Financial or American Chartered, will be converted into the right to receive, subject to the election and the proration and allocation procedures set forth in the merger agreement and described below: (1) cash consideration in the amount of $9.30 or (2) stock consideration consisting of 0.2732 shares of MB Financial common stock, with cash paid in lieu of fractional MB Financial shares determined by multiplying the fractional MB Financial share amount by the average closing sale price of MB Financial common stock for the five full trading days ending on the day preceding the merger closing date. Holders of American Chartered common stock also can elect to receive a combination of the cash consideration and stock consideration for their shares, subject to the proration and allocation procedures.

        The holders of American Chartered preferred stock have the right, pursuant to the terms of the American Chartered preferred stock and the merger agreement, to elect to receive the same consideration in the merger as the holders of American Chartered common stock (including the right to elect to receive the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement). In the case of American Chartered Series D preferred stock, this right is based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible.

        Any share of American Chartered preferred stock that has not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock as described above, will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock.

        Concurrent with the execution of the merger agreement, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock and waived any rights that such holder might otherwise have had to receive shares of preferred stock of MB Financial in the merger. The continued effectiveness of these elections by the holders of American Chartered Series F non-voting preferred stock is a condition to MB Financial's obligation to complete the merger. Accordingly, it is expected that the only series of American Chartered preferred stock whose holders might receive shares of MB Financial preferred stock in the merger is American Chartered Series D preferred stock.

Treatment of American Chartered Stock Options and Restricted Stock Awards (page [    •    ])

        The holder of each vested American Chartered stock option that is outstanding immediately prior to the merger will have the right to elect to receive, for the holder's "net option shares," the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement. The number of net option shares per vested option will be determined by dividing (A) (i) the excess, if any, of $9.30 over the per share exercise price of the option, multiplied by (ii) the number of shares subject to the option, by (B) $9.30.

        At the effective time of the merger, each unvested American Chartered stock option that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into the right to receive an option to purchase shares of MB Financial common stock, with adjustments to the number of shares underlying the option (determined by multiplying the pre-merger number of option shares by 0.2732, and rounding down to the nearest whole number of shares of MB Financial common stock) and the per share exercise price of the option (determined by dividing the pre-merger exercise price by 0.2732, and rounding up to the nearest whole cent). Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested option under the applicable American Chartered equity plan and stock option agreement immediately prior to the effective time of the merger, including vesting terms.

        At the effective time of the merger, each American Chartered restricted stock award that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into an MB Financial restricted stock award, with an adjustment to the number of shares subject to the award (determined by multiplying the pre-merger number of shares subject to the award by 0.2732, and rounding up to the nearest whole share of MB Financial common stock). Each assumed restricted stock award will otherwise be subject to the same terms and conditions applicable to the restricted stock award under the applicable American Chartered equity plan and restricted stock award agreement immediately prior to the effective time of the merger, including vesting terms.

You Can Elect to Receive Cash, Stock or a Combination, Subject to Proration

        You will receive the form of merger consideration that you elect if the American Chartered shareholders and holders of vested American Chartered stock options do not elect to receive more of that form of consideration than is available under the merger agreement. The merger agreement provides that the aggregate cash consideration that will be paid for shares of American Chartered stock and for the net option shares is $100.0 million, with the remaining merger consideration consisting of shares of MB Financial common stock.

        If American Chartered shareholders and holders of vested American Chartered stock options elect to receive more of one form of consideration than is available, we will allocate the available amount ratably among the American Chartered shareholders and vested option holders electing to receive that form of consideration, and those shareholders and vested option holders will receive the other form of consideration for the balance of their shares and net option shares, as applicable. Accordingly, you may receive a form of merger consideration that differs from your election.

        The only exception to the allocation procedure described above is that holders of American Chartered Series D preferred stock who have made a cash election with respect to shares of American Chartered Series D preferred stock will receive the cash consideration for all of such shares (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible), regardless of the elections of other shareholders and vested option holders. For example, if the holders of all of the shares of American Chartered Series D preferred stock elect to receive the cash consideration in the merger, then based on the conversion rate as of September 30, 2015 (which may be different at the time elections are made and at the time of the merger) at which shares of American Chartered Series D preferred stock are convertible to shares of American Chartered common stock and the number of shares of American Chartered Series D preferred stock outstanding on that date, the holders of American Chartered Series D preferred stock would be entitled to receive approximately $10.3 million in aggregate cash consideration in the merger regardless of the elections of other shareholders and vested option holders.

        Prior to the effective time of the merger, MB Financial will mail or deliver an election form with instructions for making your election as to the form of consideration that you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger Agreement—Election and Share Exchange Procedure." If you fail to submit a valid election form that is received by the exchange agent on or before the election deadline, then depending on the elections made by the other holders of American Chartered stock and vested options, you will receive shares of MB Financial common stock, cash or a combination of both for (1) your shares of American Chartered common stock, (2) any shares of American Chartered preferred stock as to which you have irrevocably committed to either receive the merger consideration payable to holders of American Chartered common stock or convert into shares of American Chartered common stock effective at or prior to the closing of the merger (as applicable), and (3) any net option shares.

        For any shares of American Chartered preferred stock that have not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock, these shares will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock. As noted above, all of the holders of American Chartered Series F non-voting preferred stock have already irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock.

        MB Financial common stock is listed on the NASDAQ Global Select Market under the symbol "MBFI." American Chartered common stock is not listed on a national securities exchange or any other established quotation system. The following table shows the closing sale prices of MB Financial common stock as reported on the NASDAQ Global Select Market on November 20, 2015, the last full trading day before the public announcement of the merger agreement, and on February [    •    ], 2016, the last practicable trading day before the printing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of American Chartered common stock whose holder has elected to receive the stock consideration, calculated by multiplying the closing price of MB Financial common stock on those dates by the exchange ratio of 0.2732 for the stock consideration. The value of the cash consideration is fixed at $9.30 and will not fluctuate. The $9.30 value of the cash consideration represents the 15-day volume weighted average closing price of MB Financial common stock as of November 20, 2015 multiplied by 0.2732. However, the value of the stock consideration, which is 0.2732 shares of MB Financial common stock, will fluctuate with the market price of MB Financial common stock and will not be known at the time of the special meeting or prior to the election deadline, and may be more or less than the value of the cash consideration on the date of the American Chartered special meeting, at the time an election is made and at the completion of the merger. We urge you to obtain current market quotations for MB Financial common stock.

Date	MB Financial Closing Price		Equivalent American Chartered Per Share Value
November 20, 2015		$35.09		$9.59
February [•], 2016	$	[•]	$	[•]

American Chartered's Executive Officers and Directors Have Interests in the Merger that Differ from, or Are in Addition to, Your Interests (page [    •    ])

        American Chartered's directors and executive officers have interests in the merger that are different from, or in addition to, those of American Chartered shareholders generally. American Chartered's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that American Chartered shareholders vote in favor of the merger agreement. These interests include the following:

  •
  the terms of the merger agreement provide that vested American Chartered stock options will be cancelled in exchange for the merger consideration, based on the number of "net option shares" with respect to each such option;

  •
  the terms of the unvested American Chartered stock options and American Chartered restricted stock awards held by certain American Chartered executive officers that will be assumed by MB Financial in the merger provide for the accelerated vesting of such options and awards upon a qualifying termination of employment within two years after the merger;

  •
  American Chartered previously entered into change in control agreements and business protection agreements with American Chartered Chairman Robert L. Riter and American Chartered President and Chief Executive Officer Daniel K. Miller, pursuant to which each such officer is entitled to certain single-trigger payments in connection with the completion of the merger and certain double-trigger payments upon a qualifying termination prior to or following the effective time of the merger;

  •
  pursuant to American Chartered's change in control severance plan, certain executive officers are entitled to certain payments and benefits upon a qualifying termination of employment following the effective time of the merger;

  •
  continued indemnification and liability insurance coverage following the merger for American Chartered's directors and executive officers; and

  •
  the appointment of Mr. Riter as a director of MB Financial upon completion of the merger.

        For a more complete description of these interests, see "The Merger—Interests of American Chartered's Directors and Executive Officers in the Merger."

Material U.S. Federal Income Tax Consequences of the Merger (page [    •    ])

        The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the completion of the merger that MB Financial and American Chartered each receive a written opinion from its respective counsel to the effect that the merger will so qualify. Assuming the receipt and accuracy of such opinions, the U.S. federal income tax consequences to U.S. holders (as defined under "Material U.S. Federal Income Tax Consequences of the Merger") of American Chartered common stock generally will be as follows:

  •
  if a holder of American Chartered stock receives solely shares of MB Financial stock in exchange for such holder's shares, such holder generally will not recognize any gain or loss, except with respect to cash received in lieu of fractional shares of MB Financial stock;

  •
  if a holder of American Chartered stock receives solely cash in exchange for such holder's shares, such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's tax basis in its shares; and

  •
  if an holder of American Chartered stock receives a combination of MB Financial stock and cash in exchange for such holder's shares and such holder's tax basis in its shares is less than the sum of the cash and the fair market value of the MB Financial stock received, such holder generally will recognize gain equal to the lesser of (1) the sum of the cash and the fair market value of the MB Financial stock received, minus the holder's tax basis in its shares surrendered, and (2) the amount of cash received. If the tax basis of a holder of American Chartered stock in its shares surrendered is greater than the sum of the cash and the fair market value of the MB Financial stock received, such shareholder's loss generally will not be currently allowed or recognized for U.S. federal income tax purposes.

        You should read the discussion under "Material U.S. Federal Income Tax Consequences of the Merger" and consult your personal tax advisor for a full understanding of the tax consequences of the merger to you. Tax matters can be complicated, and the tax consequences of the merger to a particular American Chartered shareholder will depend on such shareholder's particular facts and circumstances.

Dissenters' Rights (page [    •    ])

        Under Illinois law, any holder of American Chartered common stock can dissent from the merger and obtain payment elect to have the estimated fair value of his or her shares paid in cash instead of receiving the merger consideration under the merger agreement.

        To assert dissenters' rights, a holder of such shares must satisfy the following conditions:

  •
  deliver a written demand for payment to American Chartered before the vote on the merger agreement; and

  •
  not vote in favor of the merger agreement. The return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain will constitute a waiver of the shareholder's right to dissent.

        A copy of the relevant sections of the IBCA governing this process is attached to this proxy statement/prospectus as Appendix C.

The Special Meeting (page [    •    ])

        A special meeting of American Chartered shareholders will be held on March 15, 2016, at 2:00 p.m., local time, at the headquarters of American Chartered, 20 North Martingale Road, Schaumburg, Illinois 60173. At the special meeting, holders of American Chartered common stock and American Chartered Series D preferred stock will be asked to:

  •
  approve the merger agreement (which we refer to as the "merger agreement proposal"); and

  •
  approve a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal (which we refer to as the "adjournment proposal")

        Only holders of record of American Chartered common stock and American Chartered Series D preferred stock at the close of business on February 4, 2016 will be entitled to vote at the special meeting. Holders of American Chartered Series F non-voting preferred stock are not entitled to, and are not being requested to, vote at the special meeting. Each share of American Chartered common stock is entitled to one vote, and each share of American Chartered Series D preferred stock is entitled to 400 votes, on each proposal to be considered at the special meeting. As of the record date, there were [    •    ] shares of American Chartered common stock and [    •    ] shares of American Chartered Series D preferred stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of American Chartered and their affiliates beneficially owned and were entitled to vote approximately [    •    ] shares of American Chartered common stock, representing approximately [    •    ]% of the total votes entitled to be cast at the special meeting, and no shares of American Chartered Series D preferred stock.

        Concurrent with the execution of the merger agreement, each American Chartered director who holds shares of American Chartered stock, Patriot Financial Partners, L.P. and The Endicott Group, entered into a voting and support agreement with American Chartered and MB Financial under which the holder generally has agreed, among other things, (1) to vote or cause to be voted in favor of the merger agreement proposal all shares of American Chartered common stock over which the holder has, directly or indirectly, sole or shared voting power as of the record date for the special meeting and (2) subject to limited exceptions, not to sell or otherwise dispose of shares of American Chartered common stock it beneficially owned as of the date of such voting and support agreement until after the approval of the merger agreement by the shareholders of American Chartered. As of the record date for the American Chartered special meeting, the number of shares of American Chartered common stock subject to these voting and support agreements was approximately [    •    ] shares, representing approximately [    •    ]% of the total votes entitled to be cast at the special meeting by the holders of American Chartered common stock and American Chartered Series D preferred stock. For additional information regarding the voting and support agreements, see "The Merger Agreement—Voting and Support Agreements."

        Approval of the merger agreement proposal requires the affirmative vote of the holders of at least two-thirds of the votes of the outstanding shares of American Chartered common stock and American Chartered Series D preferred stock, voting together as a single class. Approval of the adjournment proposal requires the affirmative vote of the holders of at least two-thirds of the votes of the shares of American Chartered common stock and American Chartered Series D preferred stock present in person or represented by proxy and entitled to vote on such proposal, voting together as a single class. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the merger agreement proposal, it will have the same effect as a vote "AGAINST" the merger agreement proposal. With respect to the adjournment proposal, if you mark "ABSTAIN" on your proxy it will have the same effect as a vote "AGAINST" such proposal, and if you fail to vote or fail to instruct your bank, broker or other nominee with respect to the proposal, it will have no effect on such proposal.

Recommendation of the American Chartered Board of Directors; American Chartered' Reasons for the Merger (page [    •    ])

        American Chartered's board of directors, after careful review and consideration of the terms of the merger agreement, approved the merger agreement. American Chartered's board of directors believes that the merger and the merger agreement are fair to and in the best interests of American Chartered and its shareholders and recommends that the shareholders of American Chartered vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal.

        For more information concerning the background of the merger, and American Chartered's reasons for the merger, please see "The Merger—Background of the Merger" and "The Merger—

American Chartered's Reasons for the Merger; Recommendation of American Chartered's Board of Directors."

Opinion of American Chartered's Financial Advisor (page [    •    ])

        American Chartered retained Evercore Group L.L.C. (which we refer to as "Evercore"), to act as its financial advisor in connection with the merger. On November 20, 2015, Evercore delivered a written opinion to the American Chartered board of directors, to the effect that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration was fair, from a financial point of view, to the holders of shares of American Chartered common stock.

        The full text of the written opinion of Evercore, dated as of November 20, 2015, is attached as Appendix B to this proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in rendering its opinion. Evercore's opinion does not constitute a recommendation to the American Chartered board of directors or to any other persons in respect of the merger, including as to how any holder of American Chartered common stock or American Chartered preferred stock should vote or act in respect of the merger. We encourage you to read Evercore's opinion carefully and in its entirety. Evercore's opinion was provided for the benefit of the American Chartered board of directors and was rendered to the American Chartered board of directors in connection with its evaluation of whether the merger consideration to be received by the holders of shares of American Chartered common stock in the merger is fair, from a financial point of view, to such holders, and did not address any other aspects of the merger. For a further discussion of Evercore's opinion, see "The Merger—Opinion of American Chartered's Financial Advisor."

Regulatory Approvals (page [    •    ])

        Under federal law, the merger must be approved by the Board of Governors of the Federal Reserve System (which we refer to as the "Federal Reserve Board"), and the bank merger must be approved by the Office of the Comptroller of the Currency. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition.

        If and when the Federal Reserve Board approves the merger, we must wait for up to 30 days before we can complete the merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Federal Reserve Board to do so, the merger may be completed on or after the 15th day after approval from the Federal Reserve Board. Similarly, if and when we receive approval of the bank merger from the Office of the Comptroller of the Currency, we must wait for up to 30 days before we can complete the bank merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Office of the Comptroller of the Currency to do so, the bank merger may be completed on or after the 15th day after approval from the Office of the Comptroller of the Currency.

        There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See "The Merger Agreement—Conditions to Complete the Merger."

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page [    •    ])

        As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permitted, waived. These conditions include:

  •
  the approval of the merger agreement by the affirmative vote of the holders of at least two-thirds of the votes of the shares of American Chartered common stock and American Chartered Series D preferred stock, voting together as a single class;

  •
  the authorization for listing on the NASDAQ Global Select Market of the shares of MB Financial common stock to be issued in connection with the merger;

  •
  the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of such registration statement (or proceedings for that purpose initiated or threatened by the SEC and not withdrawn);

  •
  the absence of any order, injunction, decree or other legal restraint or prohibition preventing the completion of the merger or the bank merger, and the absence of any statute, rule, regulation, order, injunction or decree that prohibits or makes illegal consummation of the merger or the bank merger;

  •
  the receipt of all required regulatory approvals;

  •
  the absence of any materially burdensome condition that would be imposed on MB Financial, as the surviving entity of the merger;

  •
  subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of MB Financial and American Chartered;

  •
  performance in all material respects by each of MB Financial and American Chartered of its obligations under the merger agreement;

  •
  receipt by each of MB Financial and American Chartered of an opinion from its counsel as to certain U.S. federal income tax matters; and

  •
  as an additional condition to MB Financial's obligation to complete the merger, the elections of all holders of American Chartered Series F non-voting preferred stock made prior to the execution of the merger agreement to receive the same consideration in the merger as the holders of American Chartered common stock remaining in full force and effect as of the closing of the merger.

        We expect to complete the merger around June 30, 2016. No assurance can be given, however, as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Non-Solicitation (page [    •    ])

        As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, American Chartered has agreed not to (1) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals regarding any "acquisition proposal" (as defined in the merger agreement and under "The Merger Agreement—Agreement Not to Solicit Other Offers"), (2) engage or participate in any negotiations with any person concerning any acquisition proposal or (3) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal.

        Before the approval of the merger agreement by American Chartered's shareholders, however, if American Chartered receives an unsolicited acquisition proposal, it may furnish nonpublic information and participate in negotiations or discussions regarding the proposal, if the American Chartered board of directors concludes in good faith that the proposal could result in a "superior proposal" (as defined in the merger agreement and under "The Merger Agreement—Agreement Not to Solicit Other Offers") or that failure to take these actions would be reasonably likely to violate the board's fiduciary duties.

Change in Recommendation (page [    •    ])

        The merger agreement provides that, except as described below, the American Chartered board of directors must maintain its recommendation that American Chartered shareholders vote in favor of the merger agreement. If, however, after receiving the advice of its outside counsel and financial advisors, American Chartered determines in good faith that there would be a substantial likelihood that continuing to recommend the merger agreement would violate the American Chartered board's fiduciary duties, then the American Chartered board can, subject to certain conditions, modify or withdraw its favorable recommendation of the merger agreement.

Termination (page [    •    ])

        The merger agreement can be terminated at any time prior to completion of the merger, whether before or after approval of the merger agreement by American Chartered's shareholders, under the following circumstances:

  •
  by mutual consent of MB Financial and American Chartered;

  •
  by either MB Financial or American Chartered, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final non-appealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

  •
  by either MB Financial or American Chartered, if (1) the merger has not been completed on or before November 20, 2016 (which we refer to as the "termination date"), unless the failure of the merger to be completed by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

  •
  by either MB Financial or American Chartered (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is to be completed, the failure of a closing condition of the terminating party and which is not cured by the earlier of the termination date and the 45th day following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period;

  •
  by MB Financial, if prior to the approval of the merger agreement by American Chartered's shareholders, the American Chartered board of directors modifies or withdraws its favorable recommendation of the merger agreement as described above under "—Change in Recommendation," or if American Chartered materially breaches its obligations under the provisions of the merger agreement relating to either the holding of its special meeting of shareholders to approve the merger agreement or not entertaining any acquisition proposals; or

  •
  by MB Financial or American Chartered, if the merger agreement is not approved at the special meeting or any adjournment or postponement of the special meeting.

Termination Fee (page [    •    ])

        If the merger agreement is terminated under certain circumstances, including certain circumstances involving an acquisition proposal, American Chartered will be required to pay MB Financial a termination fee of $16 million.

The Rights of American Chartered Shareholders Will Change as a Result of the Merger (page [    •    ])

        The rights of American Chartered shareholders who become MB Financial shareholders upon completion of the merger will change due to differences in MB Financial's and American Chartered's governing documents and the laws of their respective states of incorporation. The rights of American Chartered shareholders are governed by Illinois law and by American Chartered's articles of incorporation and bylaws, each as amended to date. The rights of MB Financial shareholders are governed by Maryland law and by MB Financial's charter and bylaws, each as amended to date.

Information About the Companies (page [    •    ])

MB Financial, Inc.

        MB Financial, headquartered in Chicago, Illinois, is a financial holding company with banking offices located primarily in the Chicago area. MB Financial's primary market is the Chicago metropolitan area, in which it currently operates 80 banking offices and approximately 123 ATMs through its bank subsidiary, MB Financial Bank. Through MB Financial Bank, MB Financial offers a broad range of financial services primarily to small and middle-market businesses and individuals in the markets that it serves. MB Financial's primary business segments include banking, leasing and mortgage banking. As of September 30, 2015, on a consolidated basis, MB Financial had total assets of $14.95 billion, deposits of $11.3 billion, stockholders' equity of $2.1 billion, and client assets under management of $3.7 billion in its Wealth Management Group (including $2.6 billion in its trust department and $1.1 billion in its majority-owned asset management firm, Cedar Hill Associates LLC).

        MB Financial's principal office is located at 800 West Madison Street, Chicago, Illinois 60607, and its telephone number is (888) 422-6562. MB Financial's common stock is listed on the NASDAQ Global Select Market under the symbol "MBFI."

        Additional information about MB Financial and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."

American Chartered Bancorp, Inc.

        American Chartered is a bank holding company headquartered in Schaumburg, Illinois, a suburb of Chicago, and derives substantially all of its revenue from its wholly-owned subsidiary, American Chartered Bank. At September 30, 2015, on a consolidated basis, American Chartered had assets of $2.8 billion, deposits of $2.2 billion and shareholders' equity of $191.1 million.

        American Chartered's operations consist of commercial banking, commercial real estate lending, asset-based lending and retail banking. In addition to American Chartered's lending activities, it offers deposit products, such as checking, savings and money market accounts, as well as time deposits, through 15 branches located in the Chicago area and through its on-line banking channel.

        American Chartered's principal office is located at 20 North Martingale Road, Schaumburg, Illinois 60173, and its telephone number is (847) 407-2300.

Risk Factors (page [    •    ])

        You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under "Risk Factors."

Market Value and Dividend Information

        MB Financial common stock is listed on the NASDAQ Global Stock Market under the symbol "MBFI." American Chartered common stock is privately held and is not listed or quoted on any established securities exchange or quotation system. The following table sets forth the reported high and low sale prices of shares of MB Financial common stock, and the quarterly cash dividends per share of MB Financial common stock declared, in each case for the periods indicated. The high and low sale prices are based on intraday sales for the periods reported. American Chartered has never paid dividends on its common stock.

	MB Financial Common Stock
	High		Low		Dividends
2016
First Quarter (through February [•], 2016)	$	[•]	$	[•]	$	[•]
2015
Fourth Quarter		$36.21		$30.33		$0.17
Third Quarter		36.23		30.42		0.17
Second Quarter		35.77		29.59		0.17
First Quarter		33.10		27.93		0.14
2014
Fourth Quarter		$33.62		$26.21		$0.14
Third Quarter		30.26		24.44		0.14
Second Quarter		31.92		25.15		0.12
First Quarter		32.72		26.95		0.12

        As of February [    •    ], 2016, the latest practicable date prior to the printing of this proxy statement/prospectus, the outstanding shares of MB Financial common stock were owned by approximately [    •    ] record owners and the outstanding shares of American Chartered common stock were owned by approximately [    •    ] record owners.

RISK FACTORS

        In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. In addition, you should read and consider the risks associated with the business of MB Financial because these risks will relate to the combined company. Descriptions of some of these risks can be found in MB Financial's Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC and other reports filed by MB Financial with the SEC, and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

The exchange ratio is fixed for the stock consideration and will not be adjusted in the event of any change in MB Financial's stock price. Because the market price of MB Financial common stock may fluctuate, the market value of MB Financial common stock that American Chartered shareholders receive in the merger is uncertain.

        Each share of American Chartered common stock that is outstanding immediately prior to the merger, other than shares held by persons who have perfected dissenters' rights under Illinois law and any shares owned by MB Financial or American Chartered, will be converted into the right to receive, subject to the election and the proration and allocation procedures set forth in the merger agreement: (1) cash consideration in the amount of $9.30 or (2) stock consideration consisting of 0.2732 shares of MB Financial common stock, with cash paid in lieu of fractional MB Financial shares. Holders of American Chartered common stock also can elect to receive a combination of the cash consideration and stock consideration for their shares, subject to the proration and allocation procedures. The holders of American Chartered preferred stock have the right, pursuant to the terms of the American Chartered preferred stock, to elect to receive the same consideration in the merger as the holders of American Chartered common stock (including the right to elect to receive the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement). In the case of American Chartered Series D preferred stock, this right is based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible.

        The 0.2732 exchange ratio for the stock consideration will not be adjusted for changes in the market price of MB Financial common stock between the date of signing the merger agreement and the completion of the merger. There will be a time lapse between the date on which American Chartered shareholders vote on the merger agreement at the special meeting and the date on which American Chartered shareholders actually receive shares of MB Financial common stock in the merger. The market value of MB Financial common stock may fluctuate during this period. These fluctuations may be caused by changes in the businesses, operations, results and prospects of either or both of MB Financial and American Chartered, market expectations of the likelihood that the merger will be completed and the timing of completion, the effect of any of the conditions or restrictions imposed on or proposed with respect to the merging parties by regulatory agencies, general market and economic conditions or other factors. These fluctuations in the market price of MB Financial common stock will cause the value represented by the exchange ratio to fluctuate as well. As a result, at the time American Chartered shareholders cast their votes regarding the merger agreement and make their elections in respect of the form of merger consideration they would like to receive, American Chartered shareholders will not know the actual market value of any shares of MB Financial common stock they will receive after the merger is finally completed. The actual market value of shares of MB Financial common stock, when received by American Chartered shareholders, will depend on the market value of those shares at that time. American Chartered does not have the right to terminate the merger agreement or to resolicit the vote of its shareholders due to changes in the market price of MB Financial common stock.

        MB Financial common stock is listed on the NASDAQ Global Select Market under the symbol "MBFI." You are urged to obtain current market quotations for MB Financial common stock.

American Chartered shareholders might not receive the form of merger consideration that they elect.

        You will receive the form of merger consideration that you elect if the American Chartered shareholders and holders of vested American Chartered stock options do not elect to receive more of that form of consideration than is available under the merger agreement. The merger agreement provides that the aggregate cash consideration that will be paid for shares of American Chartered stock and for the net option shares is $100.0 million, with the remaining consideration consisting of shares of MB Financial common stock.

        If American Chartered shareholders and holders of vested American Chartered stock options elect to receive more of one form of consideration than is available, we will allocate the available amount ratably among the American Chartered shareholders and vested option holders electing to receive that form of consideration, and those shareholders and vested option holders will receive the other form of consideration for the balance of their shares and net option shares, as applicable. Accordingly, you might receive a form of merger consideration that differs from your election.

        The only exception to the allocation procedure described above is that holders of American Chartered Series D preferred stock who have made a cash election with respect to shares of American Chartered Series D preferred stock will receive the cash consideration for all of such shares (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible), regardless of the elections of other shareholders and vested option holders. For example, if the holders of all of the shares of American Chartered Series D preferred stock elect to receive the cash consideration in the merger, then based on the conversion rate as of September 30, 2015 (which may be different at the time elections are made and at the time of the merger) at which shares of American Chartered Series D preferred stock are convertible to shares of American Chartered common stock and the number of shares of American Chartered Series D preferred stock outstanding on that date, the holders of American Chartered Series D preferred stock would be entitled to receive approximately $10.3 million in aggregate cash consideration in the merger regardless of the elections of other shareholders and vested option holders.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

        Before the merger and the bank merger may be completed, MB Financial and American Chartered must obtain approvals from the Federal Reserve Board and the Office of the Comptroller of the Currency. Other approvals, waivers or consents from regulators may also be required. An adverse development in either party's regulatory standing or other factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger. It is a condition to each company's obligation to complete the merger that the requisite regulatory approvals be obtained without the imposition of any condition or restriction that would reasonably be expected to materially impair or materially adversely affect MB Financial (as the surviving corporation of the merger) and its subsidiaries, taken as a whole, or their operations, business or financial or other condition, after giving effect to the merger. See "The Merger—Regulatory Approvals" and "The Merger Agreement—Conditions to Complete the Merger."

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

        MB Financial and American Chartered have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on MB Financial's ability to successfully combine and integrate the businesses of MB Financial and American Chartered. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key American Chartered employees could adversely affect MB Financial's ability to successfully conduct its business in the markets in which American Chartered now operates, which could have an adverse effect on MB Financial's financial results and the value of its common stock. If MB Financial experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause MB Financial and/or American Chartered to lose customers or cause customers to close their accounts with MB Financial and/or American Chartered and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. In addition, the actual cost savings of the merger could be less than anticipated.

The merger may not be accretive, and may be dilutive, to MB Financial's earnings per share, which may negatively affect the market price of MB Financial common stock received by you as a result of the merger.

        Because shares of MB Financial stock will be issued in the merger, it is possible that, although MB Financial currently expects the merger to be accretive to earnings per share in the first full year excluding one-time charges, the merger may be dilutive to MB Financial earnings per share, which could negatively affect the market price of MB Financial common stock.

        Based on the number of shares of American Chartered common stock outstanding and the number of net option shares relating to vested American Chartered stock options, and assuming that the holders of all outstanding shares of American Chartered preferred stock elect to receive the same merger consideration payable to holders of American Chartered common stock, it is expected that the aggregate number of shares of MB Financial common stock issuable in the merger will be approximately 10.2 million. The issuance of these new shares of MB Financial common stock could have the effect of depressing the market price of shares of MB Financial common stock through dilution of earnings per share or otherwise.

        In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the anticipated benefits of the merger. Any dilution of, or delay of any accretion to, MB Financial earnings per share could cause the price of shares of MB Financial common stock to decline or grow at a reduced rate.

MB Financial will incur significant transaction and merger-related costs in connection with the merger.

        MB Financial expects to continue to incur a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. For example, MB Financial will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. MB Financial continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies' businesses. Although MB Financial expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow MB Financial to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. Other significant non-recurring transaction costs related to the merger include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs, lease termination costs and filing fees.

        The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of MB Financial following the merger.

The merger agreement limits American Chartered's ability to pursue other transactions and may discourage other companies from trying to acquire American Chartered for greater consideration than what MB Financial has agreed to pay.

        The merger agreement contains provisions that make it more difficult for American Chartered to sell its business to a person other than MB Financial. These provisions include a general prohibition on American Chartered soliciting any acquisition proposal or offer for a competing transaction. In certain circumstances upon termination of the merger agreement, American Chartered may be required to pay to MB Financial a termination fee of $16 million. Further, there are only limited exceptions to American Chartered's agreement that its board of directors will not withdraw or modify in a manner adverse to MB Financial, the board's favorable recommendation of the merger agreement.

        These provisions might discourage a potential third party that has an interest in acquiring all or a significant part of American Chartered from considering or proposing such an acquisition, even if that party were prepared to pay consideration with a higher value than that value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable.

American Chartered's directors and executive officers have interests in the merger that differ from, or are in addition to, the interests of American Chartered's shareholders.

        American Chartered shareholders should be aware that American Chartered's directors and executive officers have interests in the merger that are different from, or in addition to, those of American Chartered's shareholders generally. These interests may create potential conflicts of interest. American Chartered's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that American Chartered's shareholders vote in favor of the merger agreement. See "The Merger—Interests of American Chartered's Directors and Executive Officers in the Merger."

American Chartered shareholders will have less influence as shareholders of MB Financial than as shareholders of American Chartered.

        Holders of American Chartered common stock and American Chartered Series D preferred stock currently have the right to vote in the election of the board of directors of American Chartered and on other matters affecting American Chartered. Upon completion of the merger, shareholders of American Chartered who receive MB Financial stock in the merger and become shareholders of MB Financial will have a percentage ownership of MB Financial that is significantly smaller than their percentage ownership of American Chartered. Because of this, shareholders of American Chartered will have less influence on the management and policies of MB Financial than they have now on the management and policies of American Chartered.

Termination of the merger agreement could negatively impact American Chartered.

        If the merger agreement is terminated, there may be various consequences. For example, American Chartered's businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and American Chartered's board of directors seeks another merger or business combination, American Chartered shareholders cannot be certain that another party will agree to pay the equivalent or greater consideration than that which MB Financial has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances relating to competing transaction proposals, American Chartered will have to pay MB Financial a termination fee of $16 million.

If the merger is not completed, American Chartered will have incurred substantial expenses without realizing the expected benefits of the merger.

        American Chartered has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, American Chartered will have to recognize these expenses without realizing the expected benefits of the merger.

American Chartered will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on American Chartered. These uncertainties may impair American Chartered's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with American Chartered to seek to change existing business relationships with American Chartered. Retention of certain employees by American Chartered may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with American Chartered or MB Financial. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with American Chartered or MB Financial, American Chartered's business or American Chartered's business assumed by MB Financial following the merger could be harmed. In addition, subject to certain exceptions, American Chartered has agreed to operate its business in the ordinary course prior to consummating the merger and not to take certain actions without the prior consent of MB Financial. See "The Merger Agreement—Covenants and Agreements—Conduct of Business Prior to the Completion of the Merger."

The fairness opinion obtained by American Chartered from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

        American Chartered's financial advisor, Evercore, delivered its written opinion, dated November 20, 2015, as to the fairness of the merger consideration, from a financial point of view, to the holders of American Chartered common stock to the American Chartered board of directors. American Chartered has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of American Chartered or MB Financial, general market and economic conditions and other factors that may be beyond the control of American Chartered and MB Financial, and on which the fairness opinion was based, may significantly alter the value of American Chartered or MB Financial or the values of American Chartered stock or MB Financial common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because American Chartered does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion of Evercore Group is attached to this proxy statement/prospectus as Appendix B. For a description of the opinion that American Chartered received from its financial advisor, see "The Merger—Opinion of American Chartered's Financial Advisor." For a description of the other factors considered by American Chartered's board of directors in determining to approve the merger agreement, see "The Merger—American Chartered's Reasons for the Merger; Recommendation of American Chartered's Board of Directors."

The shares of MB Financial common stock to be received by American Chartered shareholders in the merger will have different rights from the shares of American Chartered common stock.

        Upon completion of the merger, American Chartered shareholders (other than those who receive only the cash consideration for their American Chartered shares or who perfect dissenters' rights) will become MB Financial shareholders and their rights as shareholders will be governed by the laws of the state of Maryland and the charter and bylaws of MB Financial. The rights associated with American Chartered common stock are different from the rights associated with MB Financial common stock. See "Comparison of Shareholder Rights" for a discussion of the different rights associated with MB Financial common stock.

The price of MB Financial common stock may fluctuate significantly, and this may make it difficult for American Chartered shareholders who receive the stock consideration to resell shares of MB Financial common stock they receive in the merger when they want or at prices they find attractive.

        MB Financial cannot predict how its common stock will trade in the future. The market value of MB Financial common stock will likely continue to fluctuate in response to a number of factors, including the following:

  •
  actual or anticipated quarterly fluctuations in MB Financial's operating and financial results;

  •
  developments related to proceedings or litigation that involve MB Financial;

  •
  changes in financial estimates and recommendations by financial analysts about MB Financial, its competitors or the financial services industry;

  •
  failure of MB Financial's results of operations to meet expectations of financial analysts;

  •
  additions or departures of executive officers and other key management personnel;

  •
  dispositions, acquisitions and financings;

  •
  fluctuations in the stock prices and operating results of MB Financial's competitors;

  •
  regulatory developments; and

  •
  other developments related to the financial services industry.

The market value of MB Financial common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, MB Financial common stock and (ii) sales of substantial amounts of MB Financial common stock in the market, in each case that could be unrelated or disproportionate to changes in MB Financial operating performance. These broad market fluctuations may negatively affect the market value of MB Financial common stock.

An active trading market is not expected to develop for any shares of MB Financial preferred stock issued in the merger to holders of American Chartered preferred stock.

        Any share of American Chartered preferred stock that has not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock, will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock. Concurrent with the execution of the merger agreement, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock and waived any rights that such holder might otherwise have had to receive shares of preferred stock of MB Financial in the merger. The continued effectiveness of these elections by the holders of American Chartered Series F non-voting preferred stock is a condition to MB Financial's obligation to complete the merger. Accordingly, it is expected that the only series of American Chartered preferred stock whose holders might receive shares of MB Financial preferred stock in the merger is American Chartered Series D preferred stock.

        There currently is no trading market for the American Chartered Series D preferred stock, and MB Financial does not intend to apply for the listing on any securities exchange, or to arrange for the quotation on any interdealer quotation system, of any series of MB Financial preferred stock issued in the merger. As a result, if you hold shares of American Chartered Series D preferred stock and do not convert your shares into American Chartered common stock prior to the merger or elect to receive the same consideration in the merger as holders of American Chartered common stock (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible), you should be financially prepared and able to hold the shares of MB Financial preferred stock issued to you in the merger until such shares are converted into shares of MB Financial common stock at the then-current conversion price, either at your option prior to September 20, 2017 or automatically on September 20, 2017. See "Description of MB Financial's Capital Stock—New MB Financial Preferred Stock."

There may be future sales of additional shares of MB Financial common stock or preferred stock or other dilution of MB Financial's equity, which could adversely affect the market value of MB Financial common stock or preferred stock.

        MB Financial is not restricted from issuing additional common stock or preferred stock, before or after the merger, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of MB Financial common stock or preferred stock could decline as a result of sales by MB Financial of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

        MB Financial's board of directors is authorized to cause MB Financial to issue additional common stock, as well as classes or series of preferred or other stock, generally without any action on the part of MB Financial's shareholders. MB Financial's board of directors also has the power to amend MB Financial's charter, without shareholder approval, to increase the number of shares of stock MB Financial is authorized to issue. In addition, the MB Financial board has the power, generally without shareholder approval, to set the terms of any such classes or series of preferred or other stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of MB Financial and other terms. If MB Financial issues preferred stock in the future that has a preference over its common stock with respect to the payment of dividends or upon a liquidation, dissolution or winding-up, or if MB Financial issues preferred stock with voting rights that dilute the voting power of its common stock, the rights of holders of MB Financial common stock or the market value of MB Financial common stock could be adversely affected. Any shares of preferred stock that MB Financial issues in the merger to holders of American Chartered preferred stock who do not elect to receive the same merger consideration as the holders of American Chartered common stock will rank equally with MB Financial common stock with respect to the payment of dividends or upon a liquidation, dissolution or winding-up of MB Financial.

Regulatory and contractual restrictions may limit or prevent MB Financial from paying dividends on its common and preferred stock.

        MB Financial is an entity separate and distinct from its principal subsidiary, MB Financial Bank, and derives substantially all of its revenue in the form of dividends from that subsidiary. Accordingly, MB Financial is, and will be, dependent upon dividends from MB Financial Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on its common and preferred stock. MB Financial Bank's ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event MB Financial Bank is unable to pay dividends to MB Financial, MB Financial may not be able to pay dividends on its common or preferred stock. Also, MB Financial's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

        Following the merger, MB Financial will be unable to pay any dividends on its common stock and on any shares of preferred stock that MB Financial issues in the merger unless it is current in dividend payments on its Perpetual Non-Cumulative Preferred Stock, Series A (which we refer to as "MB Financial Series A preferred stock"). Currently, there are 4,000,000 shares of MB Financial Series A preferred stock outstanding. MB Financial Series A preferred stock has a liquidation preference amount of $25 per share, and dividends are paid on the liquidation preference amount when, as and if declared by MB Financial's board of directors, at a rate of 8.00% per annum. In addition, as described below, the terms of MB Financial's junior subordinated debt securities prohibit it from paying dividends on or repurchasing its common stock or preferred stock at any time when MB Financial has elected to defer the payment of interest on such debt securities or certain events of default under the terms of those debt securities have occurred and are continuing. These restrictions could have a negative effect on the value of MB Financial common stock. Moreover, holders of MB Financial common stock are entitled to receive dividends only when, as and if declared by MB Financial's board of directors. Although MB Financial has historically paid cash dividends on its common stock, MB Financial is not required to do so and its board of directors could suspend or eliminate its common stock cash dividend in the future.

If MB Financial defers payments of interest on its junior subordinated debt securities, including the junior subordinated debt securities of American Chartered that will be assumed by MB Financial in the merger, or if certain defaults relating to those debt securities occur, it will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, MB Financial capital stock.

        As of September 30, 2015, MB Financial had outstanding $186.1 million aggregate principal amount of junior subordinated debt securities and American Chartered had outstanding $35.0 million aggregate principal amount of junior subordinated debt securities (which will be assumed by MB Financial in the merger), issued in connection with the sale of trust preferred securities by certain of their respective subsidiaries that are statutory business trusts. MB Financial and American Chartered have also guaranteed their respective trust preferred securities and, following the merger, MB Financial will guarantee American Chartered's trust preferred securities in addition to its own.

        Following the merger, MB Financial will have ten separate series of these junior subordinated debt securities outstanding, each series having been issued under a separate indenture and with a separate guarantee. Each of these indentures, together with the related guarantee, will prohibit MB Financial, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of its capital stock at any time when (i) there shall have occurred and be continuing an event of default under the indenture or any event, act or condition that with notice or lapse of time or both would constitute an event of default under the indenture; (ii) MB Financial is in default with respect to payment of any obligations under the related guarantee; or (iii) MB Financial has deferred payment of interest on the junior subordinated debt securities outstanding under that indenture. In that regard, MB Financial is entitled, at its option but subject to certain conditions, to defer payments of interest on the junior subordinated debt securities of each series from time to time for up to five consecutive years.

        Events of default under each indenture generally consist of failure to pay interest on the junior subordinated debt securities outstanding under that indenture under certain circumstances other than pursuant to a permitted deferral, failure to pay any principal of or premium on such junior subordinated debt securities when due, failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation.

        As a result of these provisions, if MB Financial were to be in default under the applicable indenture or under the applicable guarantee or elect to defer payments of interest on any series of junior subordinated debt securities, MB Financial would be prohibited from declaring or paying any dividends on its capital stock, from redeeming, repurchasing or otherwise acquiring any of its capital stock, and from making any payments to holders of it its capital stock in the event of its liquidation, which would likely have a material negative effect on the market value of MB Financial common stock.

MB Financial's charter contains a provision which could limit the voting rights of a holder of its common stock.

        MB Financial's charter provides that any person or group who acquires beneficial ownership of MB Financial common stock in excess of 14.9% of the outstanding shares may not vote the excess shares. Accordingly, if a person acquires beneficial ownership of more than 14.9% of the outstanding shares of MB Financial common stock, such person's voting rights with respect to MB Financial common stock will not be commensurate with such person's economic interest in MB Financial.

Anti-takeover provisions could negatively affect holders of MB Financial common stock.

        Provisions in MB Financial's charter and bylaws, the corporate laws of the State of Maryland and federal regulations could delay or prevent a third party from acquiring MB Financial, despite the possible benefit to MB Financial shareholders, or otherwise negatively affect the market price of MB Financial common stock. These provisions include: a prohibition on voting shares of MB Financial common stock beneficially owned in excess of 14.9% of total shares outstanding; advance notice requirements for nominations for election to the MB Financial board of directors and for proposing matters that shareholders may act on at shareholder meetings; and a requirement that only directors may fill a vacancy in MB Financial's board of directors. MB Financial's charter also authorizes its board of directors to issue preferred or other stock, and preferred or other stock could be issued as a defensive measure in response to a takeover proposal. See "Description of MB Financial's Capital Stock—Other Anti-Takeover Provisions." In addition, because MB Financial is a bank holding company, purchasers of 10% or more of MB Financial common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership). Specifically, under regulations adopted by the Federal Reserve Board, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of MB Financial common stock and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of MB Financial common stock.

        These provisions may discourage potential takeover attempts, discourage bids for MB Financial common stock at a premium over market price or negatively affect the market price of, and the voting and other rights of the holders of, MB Financial common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 expressing MB Financial's or American Chartered's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the possible benefits of the business combination transaction involving American Chartered and MB Financial, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors discussed in this proxy statement/prospectus under "Risk Factors" and factors previously disclosed in MB Financial's reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

  •
  expected revenues, cost savings, synergies and other benefits from the merger might not be realized within the expected time frames or at all, and costs or difficulties relating to integration matters, including, but not limited to, customer and employee retention, might be greater than expected;

  •
  the requisite regulatory approvals and approval of American Chartered's shareholders for the merger might not be obtained, or may take longer to obtain than expected;

  •
  the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions;

  •
  competitive pressures among depository institutions;

  •
  interest rate movements and their impact on customer behavior, net interest margin and the value of MB Financial's mortgage servicing rights;

  •
  the possibility that MB Financial's mortgage banking business may increase volatility in its revenues and earnings and the possibility that the profitability of MB Financial's mortgage banking business could be significantly reduced if MB Financial is unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of MB Financial's mortgage servicing rights;

  •
  the impact of repricing and competitors' pricing initiatives on loan and deposit products;

  •
  fluctuations in real estate values;

  •
  the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place;

  •
  the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions;

  •
  MB Financial's ability to realize the residual values of its direct finance, leveraged and operating leases;

  •
  the ability to access cost-effective funding;

  •
  changes in financial markets;

  •
  changes in economic conditions in general and in the Chicago metropolitan area in particular;

  •
  the costs, effects and outcomes of litigation;

  •
  new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities;

  •
  changes in accounting principles, policies or guidelines;

  •
  future acquisitions by MB Financial of other depository institutions or lines of business; and

  •
  future goodwill impairment due to changes in MB Financial's business, changes in market conditions, or other factors.

        For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, MB Financial and American Chartered claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. MB Financial and American Chartered do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the dates on which the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to MB Financial, American Chartered or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

 SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Selected Historical Financial Data of MB Financial and American Chartered

        The following tables set forth selected historical financial and other data of MB Financial and American Chartered for the periods and as of the dates indicated.

        The information for MB Financial as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of MB Financial incorporated by reference in this proxy statement/prospectus from its Annual Report on Form 10-K for the year ended December 31, 2014. The information for American Chartered as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of American Chartered included in this proxy statement/prospectus beginning on page F-1. The information for MB Financial as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010, and the information for American Chartered as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011and 2010, is derived in part from audited consolidated financial statements and notes thereto of MB Financial and American Chartered, respectively, that are not incorporated by reference or included in this proxy statement/prospectus.

        The information for MB Financial as of and for the nine months ended September 30, 2015 and 2014 is derived in part from and should be read together with MB Financial's unaudited financial statements and notes thereto incorporated by reference in this document from its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. The information for American Chartered as of and for the nine months ended September 30, 2015 and 2014 is derived in part from and should be read together with American Chartered's unaudited financial statements and notes thereto included in this proxy statement/prospectus beginning on page F-1. In the opinion of management of each of MB Financial and American Chartered, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations of the respective companies for the unaudited periods have been made. The selected data presented below for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for future periods.

        Certain of the selected financial data of MB Financial and American Chartered in the tables below contain information determined by methods other than in accordance with accounting principles generally accepted in the United States (which we refer to as "GAAP"). This information consists of net interest margin on a fully tax-equivalent basis. The management of each company believes that it is a standard practice in the banking industry to present net interest margin on a fully tax-equivalent basis, and accordingly believes that providing this measure may be useful for peer comparison purposes. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of net interest margin on a fully tax-equivalent basis to net interest margin calculated in accordance with GAAP are contained in the selected financial data table of each company.

Selected Historical Financial Data of MB Financial

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2015	2014(1)	2014(1)	2013	2012	2011	2010(2)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Interest income	$364,707	$248,301	$375,148	$297,895	$335,310	$384,560	$429,640
Interest expense	20,870	17,289	24,325	25,559	42,522	59,287	89,868

Net interest income	343,837	231,012	350,823	272,336	292,788	325,273	339,772
Provision for credit losses	14,628	2,309	12,052	(5,804)	(8,900)	120,750	246,200

Net interest income after provision for credit losses	329,209	228,703	338,771	278,140	301,688	204,523	93,572
Non-interest income	246,468	137,627	221,305	154,394	129,193	122,719	195,041
Non-interest expenses	406,923	296,278	436,782	294,588	304,030	283,246	268,061

Income before income taxes	168,754	70,052	123,294	137,946	126,851	43,996	20,552
Applicable income tax expense	53,413	20,076	37,193	39,491	36,477	5,268	24

Net income	115,341	49,976	86,101	98,455	90,374	38,728	20,528
Dividends and discount accretion on preferred shares	6,000	2,000	4,000	—	3,269	10,414	10,382

Net income available to common stockholders	$109,341	$47,976	$82,101	$98,455	$87,105	$28,314	$10,146

Common Share Data:
Basic earnings per common share	$1.47	$0.83	$1.32	$1.81	$1.61	$0.52	$0.19
Diluted earnings per common share	1.45	0.82	1.31	1.79	1.60	0.52	0.19
Book value per common share	26.40	25.09	25.58	24.14	23.29	21.92	21.14
Weighted average common shares outstanding:
Basic	74,478,164	57,795,094	62,012,196	54,509,612	54,270,297	54,057,158	52,724,715
Diluted	75,154,585	58,341,927	62,573,406	54,993,865	54,505,976	54,337,280	53,035,047
Dividend payout ratio on common stock	33.10%	46.34%	39.69%	24.58%	8.13%	7.69%	21.05%
Cash dividends per common share	$0.48	$0.38	$0.52	$0.44	$0.13	$0.04	$0.04

(1)
On August 18, 2014, MB Financial completed its acquisition of Taylor Capital Group, Inc.

(2)
In 2010, MB Financial completed two FDIC-assisted transactions.

Selected Historical Financial Data of MB Financial

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$300,245	$446,796	$312,081	$473,459	$287,543	$244,565	$844,159
Investment securities	2,867,490	2,839,568	2,723,701	2,352,862	2,416,977	2,509,412	1,677,929
Loans, gross	9,389,181	8,975,294	9,083,217	5,712,551	5,766,930	5,950,995	6,617,811
Allowance for loan and lease losses	124,626	102,810	110,026	111,746	124,204	126,798	192,217
Loans held for sale	676,020	553,627	737,209	629	7,492	4,727	—
Total assets	14,950,101	14,504,597	14,602,099	9,641,427	9,571,805	9,833,072	10,320,364
Deposits	11,254,578	11,238,442	10,990,942	7,381,259	7,542,697	7,647,607	8,152,958
Short-term and long-term borrowings	1,035,704	744,429	1,014,331	555,548	336,652	486,218	553,917
Junior subordinated notes issued to capital trusts	186,068	185,681	185,778	152,065	152,065	158,538	158,571
Stockholders' equity	2,063,228	2,000,368	2,028,286	1,326,682	1,275,770	1,393,027	1,344,786
Performance Ratios:
Return on average assets(1)	1.05%	0.64%	0.75%	1.05%	0.95%	0.39%	0.20%
Return on average equity(1)	7.49	4.60	5.15	7.59	6.83	2.85	1.54
Return on average common equity(1)	7.52	4.47	5.29	7.59	7.05	2.43	0.89
Net interest margin(2)	3.62	3.41	3.54	3.31	3.49	3.75	3.72
Tax-equivalent effect	0.21	0.25	0.23	0.28	0.24	0.15	0.11
Net interest margin—fully tax-equivalent basis(2)	3.83	3.66	3.77	3.59	3.73	3.90	3.83
Loans to deposits	83.43	79.87	82.64	77.39	76.46	77.82	81.17
Asset Quality Ratios:
Non-performing loans to total loans(3)	1.03%	1.12%	0.96%	1.87%	2.03%	2.17%	5.48%
Non-performing assets to total assets(4)	0.85	0.82	0.73	1.36	1.62	2.12	4.21
Allowance for loan and lease losses to total loans	1.33	1.15	1.21	1.96	2.15	2.13	2.90
Allowance for loan and lease losses to non-performing loans(3)	129.04	102.54	126.34	104.87	106.17	98.00	53.03
Net loan charge-offs to average loans	0.01	0.21	0.18	0.16	(0.02)	2.90	3.42
Liquidity and Capital Ratios:
Tier 1 capital to risk-weighted assets	11.92%	12.64%	12.61%	15.28%	14.73%	17.34%	15.75%
Total capital to risk-weighted assets	12.94	13.60	13.62	16.53	16.62	19.39	17.75
Common equity tier 1 capital to risk-weighted assets	9.56	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 capital to average assets	10.43	12.29	10.47	11.22	10.50	11.73	10.66
Average equity to average assets	14.01	13.97	13.96	13.82	13.35	13.65	12.65
Other:
Banking facilities	81	86	86	85	86	88	90
Full time equivalent employees	2,936	2,871	2,839	1,775	1,758	1,684	1,703

(1)
Ratios for the nine months ended September 30, 2015 and 2014 are annualized.

(2)
Net interest margin represents net interest income as a percentage of average interest earning assets.

(3)
Non-performing loans include loans accounted for on a non-accrual basis and accruing loans contractually past due 90 days or more as to interest or principal. Non-performing loans excludes purchased credit-impaired loans and loans held for sale.

(4)
Non-performing assets include non-performing loans, other real estate owned and other repossessed assets. Non-performing assets excludes purchased credit-impaired loans, loans held for sale, and other real estate owned related to FDIC-assisted transactions.

Selected Historical Financial Data of American Chartered

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Interest income	$72,832	$67,757	$91,166	$86,837	$92,149	$99,493	$116,568
Interest expense	4,450	5,823	7,380	10,605	14,131	23,347	39,657

Net interest income	68,382	61,934	83,786	76,232	78,018	76,146	76,911
Provision for credit losses	—	8,100	10,050	16,650	21,600	25,750	36,000

Net interest income after provision for credit losses	68,382	53,834	73,736	59,582	56,418	50,396	40,911
Non-interest income	17,432	14,280	18,967	15,397	32,201	18,044	26,479
Non-interest expenses	45,292	49,455	64,450	63,205	66,555	77,916	79,076

Income (loss) before income taxes	40,522	18,659	28,253	11,774	22,064	(9,476)	(11,686)
Applicable income tax expense (benefit)	15,827	7,135	11,067	4,203	9,006	(4,658)	(4,811)

Net income (loss)	24,695	11,524	17,186	7,571	13,058	(4,818)	(6,875)
Net income (loss) attributable to noncontrolling interests	—	(3)	(4)	3	15	7	(321)
Net income attributable to Company	24,695	11,527	17,190	7,568	13,043	(4,825)	(6,554)
Dividends on preferred shares	694	3,389	3,896	4,520	4,456	1,437	66

Net income (loss) available to common stockholders	$24,001	$8,138	$13,294	$3,048	$8,587	$(6,262)	$(6,620)

Common Share Data:
Basic earnings (loss) per common share	$0.59	$0.29	$0.44	$0.11	$0.31	$(0.23)	$(0.25)
Diluted earnings (loss) per common share	0.54	0.25	0.37	0.10	0.28	(0.23)	(0.25)
Book value per common share	4.58	3.81	3.90	3.53	3.55	3.22	3.38
Weighted average common shares outstanding:
Basic	34,539,505	27,726,159	28,958,548	27,565,715	27,449,361	27,271,430	26,205,316
Diluted	45,464,083	46,154,205	46,146,051	29,597,827	46,847,169	27,271,430	26,205,316
Dividend payout ratio on common stock	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cash dividends per common share	$—	$—	$—	$—	$—	$—	$—

Selected Historical Financial Data of American Chartered

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$92,958	$79,061	$71,378	$53,609	$102,322	$117,347	$24,031
Investment securities	534,353	493,917	488,115	490,040	544,916	512,020	619,460
Loans, gross	1,994,899	1,836,854	1,900,414	1,759,563	1,610,351	1,559,592	1,640,614
Allowance for loan losses	28,400	27,981	28,393	28,110	31,740	34,012	38,409
Loans held for sale	9,830	64	390	704	846	3,066	6,335
Total assets	2,808,347	2,554,197	2,616,655	2,449,101	2,363,794	2,331,262	2,452,349
Deposits	2,236,543	2,123,231	2,196,731	2,130,409	2,068,709	2,061,401	2,071,649
Short-term and long-term borrowings	331,847	218,852	206,396	119,128	95,927	79,630	235,081
Junior subordinated notes issued to capital trusts	35,000	35,000	35,000	35,000	35,000	35,000	35,000
Stockholders' equity	191,088	159,884	165,249	150,809	150,996	140,297	93,906
Performance Ratios:
Return on average assets(1)	1.18%	0.62%	0.68%	0.31%	0.56%	(0.21)%	(0.25)%
Return on average equity(1)	18.78	9.95	10.97	5.04	8.88	(4.35)	(6.41)
Return on average common equity(1)	22.25	10.71	12.39	3.15	9.11	(6.69)	(6.54)
Net interest margin(1)(2)	3.46	3.55	3.53	3.40	3.59	3.52	3.12
Tax equivalent effect(1)	0.01	0.01	0.01	0.01	0.01	0.02	0.03
Net interest margin—fully tax equivalent basis(1)(2)	3.47	3.56	3.54	3.41	3.60	3.54	3.15
Loans to deposits	89.20	86.51	86.51	82.59	77.84	75.66	79.19
Asset Quality Ratios:
Non-performing loans to total loans(3)	0.47%	0.77%	0.61%	1.24%	2.00%	2.93%	3.95%
Non-performing assets to total assets(4)	0.57	1.17	1.04	1.89	2.57	4.07	5.51
Allowance for loan losses to total loans	1.42	1.52	1.49	1.60	1.97	2.18	2.34
Allowance for loan losses to non-performing loans(3)	303	199	243	129	99	75	59
Net loan charge-offs to average loans	—	0.61	0.54	1.21	1.52	1.89	2.57
Liquidity and Capital Ratios:
Tier 1 capital to risk-weighted assets	10.45%	7.73%	9.09%	6.91%	6.77%	5.49%	5.68%
Total capital to risk-weighted assets	12.24	12.40	12.34	12.52	13.09	10.99	9.21
Common equity tier 1 capital to risk-weighted assets	7.72	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 capital to average assets	7.86	5.93	6.88	5.36	5.06	4.11	4.12
Average equity to average assets	6.28	6.19	6.18	6.24	6.35	4.74	3.89
Other:
Banking facilities	15	15	15	15	15	15	15
Full time equivalent employees	311	301	308	316	320	338	356

(1)
Ratios for the nine months ended September 30, 2015 and 2014 are annualized.

(2)
Net interest margin represents net interest income as a percentage of average interest earning assets.

(3)
Non-performing loans include loans accounted for on a non-accrual basis and accruing loans contractually past due 90 days or more as to interest or principal.

(4)
Non-performing assets include non-performing loans, other real estate owned and other repossessed assets.

Selected Unaudited Consolidated Pro Forma Financial Data of MB Financial and American Chartered

        The following table shows selected consolidated pro forma financial data reflecting the merger of American Chartered with MB Financial, assuming the companies had been combined at the dates and for the periods shown. The pro forma amounts reflect certain purchase accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date. These adjustments are described in the notes to the unaudited pro forma condensed combined financial statements contained elsewhere in this document under the heading "Unaudited Pro Forma Combined Condensed Consolidated Financial Information." The pro forma financial information in the table below does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. Nor does this information include the effects of non-recurring charges that MB Financial expects to incur in connection with the merger, such as costs associated with severance and retention payments, systems integration and other merger-related matters. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had MB Financial and American Chartered been combined as of the dates and for the periods shown.

(In thousands)	As of or for the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Statement of Income Data:
Interest income	$441,921	$475,799
Interest expense	25,320	32,167

Net interest income	416,601	443,632
Provision for credit losses	14,628	22,102

Net interest income after provision for credit losses	401,973	421,530
Non-interest income	262,119	240,387
Non-interest expenses	452,883	505,512

Income taxes before income taxes	211,209	156,405
Applicable income taxes	70,013	50,202

Net income	$141,196	$106,203

Balance Sheet Data:
Total assets	$17,893,134
Investment securities	3,426,607
Loans, net	11,230,071
Total deposits	13,490,659
Total borrowings	1,588,619
Total stockholders' equity	2,374,175

Comparative Unaudited Pro Forma Per Share Data

        The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of MB Financial and American Chartered on a historical basis, for MB Financial on a pro forma combined basis and on a pro forma combined basis per American Chartered equivalent share. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger occurred on September 30, 2015 or December 31, 2014, in the case of the book value data, and as if the merger occurred on January 1, 2015, in the case of the cash dividends and earnings per common share data. The "Combined Pro Forma Amounts for MB Financial" data reflect certain purchase accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date. These adjustments are described in the notes to the unaudited pro forma condensed combined financial statements contained elsewhere in this document under the heading "Unaudited Pro Forma Combined Condensed Consolidated Financial Information." The "Pro Forma American Chartered Equivalent Share" data shows the effect of the merger from the perspective of an owner of American Chartered common stock. The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had MB Financial and American Chartered been combined as of the dates and for the periods shown.

	MB Financial Historical	American Chartered Historical	Combined Pro Forma Amounts for MB Financial		Pro Forma American Chartered Equivalent Share(1)
Book value per common share at September 30, 2015	$26.40	$4.58	$26.89	(2)	$7.35
Book value per common share at December 31, 2014	25.58	3.90	26.27	(2)	7.18
Cash dividends paid per common share for the nine months ended September 30, 2015	0.48	—	0.48	(3)	0.13
Cash dividends paid per common share for the year ended December 31, 2014	0.52	—	0.52	(3)	0.14
Basic earnings per common share for the nine months ended September 30, 2015	1.47	0.59	1.60		0.44
Basic earnings per common share for the year ended December 31, 2014	1.32	0.44	1.41		0.39
Diluted earnings per common share for the nine months ended September 30, 2015	1.45	0.54	1.58		0.43
Diluted earnings per common share for the year ended December 31, 2014	1.31	0.37	1.40		0.38

(1)
Calculated by multiplying the "Combined Pro Forma Amounts for MB Financial" due by 0.2732, which is the exchange ratio for the stock consideration payable to the holders of American Chartered common stock.

(2)
Based on pro forma common shares outstanding of 83,659,741 and 84,654,312 at September 30, 2015 and December 31, 2014, respectively.

(3)
The combined pro forma cash dividends per common share for the nine months ended September 30, 2015 and the year ended December 31, 2014 represent the actual cash dividends per share paid by MB Financial for those periods.

THE SPECIAL MEETING

        This section contains information for American Chartered shareholders about the special meeting that American Chartered has called to allow holders of American Chartered common stock and American Chartered Series D preferred stock to consider and vote on the merger agreement. The mailing of this proxy statement/prospectus to American Chartered shareholders commenced on or about February [    •    ], 2016. This proxy statement/prospectus is accompanied by a notice of the special meeting and a form of proxy card that American Chartered's board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

        The special meeting will be held on March 15, 2016 at 2:00 p.m., local time, at the headquarters of American Chartered, 20 North Martingale Road, Schaumburg, Illinois 60173.

Matters to Be Considered

        At the special meeting, holders of American Chartered common stock and American Chartered Series D preferred stock will be asked to consider and vote on the following matters:

  •
  the approval of the merger agreement (which we refer to as the "merger agreement proposal");

  •
  a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal (which we refer to as the "adjournment proposal"); and

  •
  any other business that may be properly come before the special meeting or any adjournment or postponement of the special meeting.

Recommendation of American Chartered's Board of Directors

        American Chartered's board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of American Chartered and its shareholders, has approved the merger agreement and recommends that American Chartered shareholders vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal. See "The Merger—American Chartered's Reasons for the Merger; Recommendation of American Chartered's Board of Directors" for a more detailed discussion of American Chartered's board of directors' recommendation.

Record Date and Quorum

        The American Chartered board of directors has fixed the close of business on February 4, 2016, as the record date for determining the holders of shares of American Chartered common stock and American Chartered Series D preferred stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of American Chartered common stock and American Chartered Series D preferred stock as of the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. Holders of American Chartered Series F non-voting preferred stock are not entitled to, and are not being requested to, vote at the special meeting. At the close of business on the record date, there were [    •    ] shares of American Chartered common stock outstanding, held by approximately [    •    ] holders of record, and [    •    ] shares of American Chartered Series D preferred stock outstanding, held by approximately [    •    ] holders of record.

        Each holder of shares of American Chartered common stock outstanding as of the close of business on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. Each holder of shares of American Chartered Series D preferred stock outstanding as of the close of business on the record date will be entitled to 400 votes for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of American Chartered common stock and American Chartered Series D preferred stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of American Chartered common stock and American Chartered Series D preferred stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

        To approve the merger agreement proposal, two-thirds of the votes of the outstanding shares of American Chartered common stock and American Chartered Series D preferred stock, voting together as a single class, must be voted in favor of such proposal. The adjournment proposal will be approved if not less than two-thirds of the votes of the shares of American Chartered common stock and American Chartered Series D preferred stock, present in person or represented by proxy and entitled to vote on the proposal, voting together as a single class, vote in favor of the proposal. If you mark "ABSTAIN" on your proxy or fail to submit a proxy or vote in person at the special meeting with respect to the merger agreement proposal, it will have the same effect as a vote "AGAINST" the merger agreement proposal. With respect to the adjournment proposal, if you mark "ABSTAIN" on your proxy it will have the same effect as a vote "AGAINST" such proposal, and if you fail to vote with respect to such proposal, it will have no effect on such proposal.

Shares Held by Directors and Executive Officers; Voting and Support Agreements

        As of the record date for the special meeting, American Chartered directors and executive officers and their affiliates owned and were entitled to vote approximately [    •    ] shares of American Chartered common stock, representing approximately [    •    ]% of the total votes entitled to be cast at the special meeting, and no shares of American Chartered Series D preferred stock. MB Financial owns no shares of American Chartered common stock or American Chartered Series D preferred stock.

        Concurrent with the execution of the merger agreement, each American Chartered director who holds shares of American Chartered stock, Patriot Financial Partners, L.P. and The Endicott Group entered into a voting and support agreement with American Chartered and MB Financial under which the holder generally has agreed, among other things, (1) to vote or cause to be voted in favor of the merger agreement proposal all shares of American Chartered common stock over which it has, directly or indirectly, sole or shared voting power as of the record date for the special meeting and (2) subject to limited exceptions, not to sell or otherwise dispose of shares of American Chartered common stock it beneficially owned as of the date of such voting and support agreement until after the approval of the merger agreement by the shareholders of American Chartered. As of the record date for the special meeting, the number of shares of American Chartered common stock subject to these voting agreements was approximately [    •    ] shares, representing approximately [    •    ]% of the total votes entitled to be cast by the holders of all outstanding shares of American Chartered common stock and American Chartered Series D preferred stock. For additional information regarding the voting and support agreements, see "The Merger Agreement—Voting and Support Agreements."

Voting of Proxies; Incomplete Proxies

        Each copy of this proxy statement/prospectus mailed to holders of American Chartered common stock or American Chartered Series D preferred stock is accompanied by a form of proxy card with instructions for voting. You should complete and return the proxy card accompanying this proxy statement/prospectus, regardless of whether you plan to attend the special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card. Submitting your proxy card or authorizing a proxy by telephone or through the Internet to vote your shares of American Chartered stock will ensure that your shares are represented and voted at the special meeting. Please be advised that telephone and Internet voting facilities will close at the time the polls are closed at the special meeting.

        All shares represented by valid proxies that American Chartered receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the merger agreement proposal and "FOR" the adjournment proposal. No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Revocability of Proxies and Changes to an American Chartered Shareholder's Vote

        You may revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (ii) delivering a written revocation letter, or (iii) attending the special meeting, in person, notifying American Chartered's Corporate Secretary and voting by ballot at the special meeting. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the secretary of American Chartered no later than the beginning of the special meeting. If you hold your shares in "street name" through a bank, broker or other nominee, you should contact your bank, broker or other nominee to revoke your proxy.

        Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Corporate Secretary of American Chartered and voting by ballot) of such shareholder at the special meeting will not constitute revocation of a previously given proxy.

Solicitation of Proxies

        Pursuant to the merger agreement, MB Financial will bear the costs and expenses of printing and mailing this proxy statement/prospectus and other fees paid to the SEC in connection with the merger. American Chartered will bear any other costs of soliciting proxies from American Chartered shareholders. In addition to solicitation of proxies by mail, telephone and electronic transmission, American Chartered will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of American Chartered common stock and secure their voting instructions. American Chartered will reimburse the record holders for their reasonable expenses in taking those actions. American Chartered has hired Innisfree M&A Incorporated to assist with the solicitation of proxies. American Chartered currently expects to pay Innisfree M&A Incorporated a fee of approximately $10,000 plus reasonable out-of-pocket expenses for such services. If necessary, American Chartered may also use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the American Chartered shareholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Special Meeting

        All holders of American Chartered common stock and Series D preferred stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. If you hold your American Chartered shares in an account at a brokerage firm or with a bank or other nominee, your name may not appear on American Chartered's shareholder list. Please bring an account statement or a letter from your bank, broker or other nominee showing your holdings of American Chartered shares, as well as proof of identity. You may be asked to provide this documentation at the meeting registration desk to attend the special meeting.

Anticipated Date of Completion of the Merger

        Subject to the satisfaction or waiver of the closing conditions described under the section entitled, "The Merger Agreement—Conditions to Complete the Merger" beginning on page [    •    ] of this proxy statement/prospectus, including the approval of the merger agreement by American Chartered shareholders at the special meeting, MB Financial and American Chartered currently expect that the merger will be completed around June 30, 2016. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

 THE MERGER

Background of the Merger

        The American Chartered board of directors has regularly reviewed and discussed American Chartered's business strategy, performance and prospects in the context of developments in the banking industry, the regulatory environment and the competitive landscape. Among other things, these discussions have included possible strategic alternatives available to American Chartered. These strategic alternatives were considered in view of the closely-held status of American Chartered, and the general objective of the board in periodic consultations with shareholders to facilitate a liquidity-creating event for American Chartered.

        To assist it in such review and discussions, it was agreed at the March 17, 2015 regular meeting of the American Chartered board of directors that the existing planning committee of the board of directors, which we refer to as the "planning committee," should meet on a periodic basis to discuss various alternatives for American Chartered, including remaining independent, pursuing an initial public offering of American Chartered and selling American Chartered to a third party. The planning committee consisted of five of the ten members of the American Chartered board of directors.

        The planning committee held its first meeting following this direction from the American Chartered board of directors on April 28, 2015. Beginning at this meeting and at subsequent meetings of the planning committee over the next four months, the planning committee engaged in general discussion regarding the potential benefits and detriments of each of the various alternatives identified by the American Chartered board of directors. The planning committee also regularly invited professional financial advisors to attend its meetings, including Evercore Group, L.L.C., which we refer to as "Evercore," and Austin Associates LLC (an affiliate of Investment Bank Services, Incorporated), which we refer to as "Austin Associates." Each of Evercore and Austin Associates participated in discussions with the planning committee during this period regarding the current market for initial public offerings and mergers and acquisitions of financial institutions in the United States and in the Chicago region, as well as valuation considerations for American Chartered. On a periodic basis at meetings of the American Chartered board of directors during this period, the members of the planning committee briefed the board on its discussions and various presentations received from financial advisors in meetings of the planning committee.

        At the regularly scheduled meeting of the American Chartered board of directors held on September 22, 2015, the board further discussed potential strategic options for American Chartered. It was the opinion of the board that, based on the discussions of the board and the planning committee over the prior months, considering a sale of American Chartered to a larger or similarly sized financial institution could be in the best interests of American Chartered and its shareholders, but to further evaluate the available alternatives it would be necessary to engage in discussions with potential purchasers of American Chartered. Following this discussion, the board authorized Mr. Riter to cause American Chartered to engage the services of investment bankers, lawyers and other professionals in connection with a potential strategic business combination. The board also requested that the planning committee make a recommendation to the board at a later meeting following further evaluation of the alternatives under consideration.

        During late September and early October 2015, at the direction of the American Chartered board of directors, Evercore contacted seven potential purchasers, including MB Financial. Three of the potential purchasers expressed interest in conducting due diligence on American Chartered. After nondisclosure agreements were signed with the three potential purchasers, including MB Financial, data was made available to permit the potential purchasers to conduct due diligence.

        During late September 2015, American Chartered and Evercore hosted separate meetings with two of the three potential purchasers, including MB Financial. At those meetings American Chartered and the potential purchasers each made presentations to the other regarding their respective operations, financial condition and prospects. In addition, American Chartered and each of the potential purchasers were able to conduct supplemental due diligence. The third potential purchaser was invited to participate in such a meeting but did not express interest in doing so.

        From early to mid-October 2015, two of the three potential purchasers, including MB Financial, submitted initial indications of interest. MB Financial's initial indication of interest proposed a purchase price of $8.75 to $9.50 per American Chartered share, with up to 25% of the purchase price to be paid in cash and the remainder of the purchase price to be paid in shares of MB Financial common stock at a fixed exchange ratio. MB Financial's initial indication of interest also requested that American Chartered enter into an exclusivity period to further negotiate the terms of a potential transaction. The indication of interest submitted by the second potential purchaser proposed a purchase price of $8.09 to $8.70 per American Chartered share (which was later revised to $8.70 to $9.40 per share following a meeting between Mr. Riter and representatives of the second potential purchaser), with the consideration to consist predominantly of stock of the potential purchaser. The third potential purchaser did not request any further information or discussions with management and did not submit any indication of interest.

        Following the period of discussion with potential purchasers, the planning committee met to discuss the indications of interest and other communications that had been received. Following extensive discussion, the planning committee determined that the indication of interest submitted by MB Financial was the more attractive of the two indications of interest that had been received and authorized and directed management to pursue more focused discussion with MB Financial to improve the terms of its proposal. In addition, the planning committee approved entry into a limited duration exclusivity arrangement in order to so focus discussion and improve the terms.

        On October 22, 2015, following further discussions between Mr. Riter and representatives of MB Financial, MB Financial verbally submitted a revised indication of interest which proposed a purchase price of $9.00 to $9.60 per American Chartered share. Based on this revised proposal, on October 26, 2015, American Chartered and MB Financial agreed to a limited, 30-day exclusivity period, with an option to be extended by ten business days if on or before November 20, 2015, MB Financial and American Chartered had agreed to the purchase price to be paid in the potential transaction and MB Financial confirmed to American Chartered that it had substantially completed its due diligence.

        On October 27, 2015, at the regular meeting of the American Chartered board of directors, the planning committee reported to the board regarding its regular meetings with management on the discussions with the potential purchasers. The planning committee reported to the board that, at the direction of the planning committee, American Chartered had entered into an exclusivity arrangement with MB Financial and that the planning committee had determined to pursue expedited discussions with MB Financial, with an intention to enter into a definitive agreement in respect of a transaction with MB Financial on or about November 20, 2015, subject to review and approval by the board. The board discussed in detail the information reported by the planning committee, including the execution risk of attempting to complete a business combination with each potential purchaser and the prospects of the combined companies.

        After extensive discussion regarding the merits of each of the initial indications of interest, it was the opinion of the board that it was in the best interests of American Chartered and its shareholders to move forward with MB Financial rather than the second potential purchaser based on the superior economic terms of MB Financial's revised indication of interest. It was also the opinion of the board that the execution risk of attempting to complete a business combination with MB Financial was more favorable than with the other potential purchaser and that the prospects of the combined company were greater with MB Financial.

        Following this meeting, MB Financial continued to conduct extensive due diligence of non-public information related to American Chartered and interviewed selected officers of American Chartered who were responsible for various aspects of American Chartered's operations.

        Also during this time, American Chartered submitted a draft merger agreement to MB Financial. Thereafter, Wachtell, Lipton, Rosen & Katz, which we refer to as "Wachtell Lipton," American Chartered's legal counsel, worked with Silver, Freedman, Taff & Tiernan LLP, MB Financial's legal counsel, towards finalizing the draft merger agreement. During the same period, American Chartered, Evercore and Wachtell Lipton conducted reverse due diligence concerning MB Financial, which included interviews with management, accountants, and legal officers of MB Financial and further documentary due diligence including both non-public and public information.

        On November 16, 2015, MB Financial verbally provided a further revised indication of interest to American Chartered proposing a merger in which American Chartered shareholders would receive total consideration of either $9.30 in cash or a number of shares of MB Financial common stock for each American Chartered share that implied a value of $9.30 per share based on recent trading levels of MB Financial's common stock (with up to 25% payable in cash and the remainder payable in stock). MB Financial's indication of interest contained no unusual contingencies and did not require any further due diligence.

        On November 17, 2015, prior to the regular meeting of the American Chartered board of directors scheduled for later that day, the planning committee met to discuss MB Financial's November 16 proposal. Later that day, during a regular meeting of the American Chartered board of directors, the board reviewed MB Financial's proposal. At this meeting, there was a discussion regarding the history of the process regarding the potential sale of American Chartered, the other alternatives that had been discussed by the planning committee and the board, the proposals that had been submitted by MB Financial and other potentially interested parties and feedback received by American Chartered's financial advisors from potential purchasers who were contacted but decided not to submit proposals. Evercore also provided an overview of the financial terms of MB Financial's November 16 proposal and a preliminary financial analysis of the same.

        Also during this meeting, American Chartered's management and financial and legal advisors reported on, and the American Chartered board of directors discussed in detail, the reverse due diligence process undertaken by American Chartered with respect to MB Financial. Management reported favorably regarding the complementary culture and business objectives of MB Financial and American Chartered, noting that the respective customer focus, geographic coverage and historical relationships with borrowers and customers of MB Financial and American Chartered evidenced that the two companies shared a similar business orientation. It was further noted that American Chartered and MB Financial had similar, compatible company cultures and commitments to employees and other constituencies in the communities in which they operate, including similar management and operating styles. Following this discussion, it was the opinion of the board that, of the alternatives considered by the board, a merger with MB Financial would be most likely to continue business strategies, company culture and customer and employee relationships of American Chartered that had led to its success as an independent company.

        Following this discussion, a representative of Wachtell Lipton then circulated a summary of the current draft of the merger agreement to each member of the board. Wachtell Lipton reviewed for the board of directors its fiduciary duties in connection with its consideration of the transaction and the terms of the proposed merger agreement with MB Financial. The representative of Wachtell Lipton also reviewed with the directors the proposed terms of the voting and support agreement with MB Financial and American Chartered.

        Following this meeting, on November 18, 2015, at the direction of the board Mr. Riter contacted Mitchell Feiger, the President and Chief Executive Officer of MB Financial, to discuss the consideration mechanics in the proposed merger. Following this discussion, the parties agreed that the cash portion of the merger consideration be fixed at $9.30 and the exchange ratio for the stock portion of the merger consideration be determined based on an implied value per American Chartered share of $9.30 and the 15-day volume weighted average trading price of MB Financial common stock as of the date of entry into the merger agreement. MB Financial also would agree to pay $100 million of the aggregate merger consideration in cash and the remainder in shares of MB Financial common stock (resulting in approximately 22% of the total merger consideration being paid in cash based on the closing price of MB Financial common stock on that date), subject to the election and proration terms contained in the draft merger agreement.

        On November 19, 2015, the American Chartered board of directors held a special meeting that was also attended by representatives of Evercore, Austin Associates and Wachtell Lipton. Mr. Riter updated the board on the recent discussions with MB Financial. Mr. Riter advised the board of the items discussed with Mr. Feiger the previous day, including that MB Financial had agreed that the exchange ratio for the stock portion of the merger consideration would be determined based on an implied value per American Chartered share of $9.30 and the 15-day volume weighted average trading price of MB Financial common stock as of the date of entry into the merger agreement.

        After further discussion among members of the board, representatives of Evercore reviewed the financial aspects of the proposed merger and discussed in detail their financial analyses as of the date of the meeting, including those described under "—Opinion of American Chartered's Financial Advisor." Also at this meeting, a representative of Wachtell Lipton reviewed with the board the terms of the draft merger agreement that were previously discussed with the board at the November 17, 2015 meeting. On November 20, 2015, Evercore delivered its written opinion to the board, as described under "—Opinion of American Chartered's Financial Advisor," to the effect that as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the merger consideration was fair, from a financial point of view, to the holders of American Chartered common stock.

        Following extensive discussion at the November 19, 2015 meeting and after considering the foregoing and the proposed terms of the transaction documents, and taking into consideration the factors described under "—American Chartered's Reasons for the Merger; Recommendation of the American Chartered Board of Directors," the board of directors, having determined that the terms of MB Financial's proposal, the related merger agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of American Chartered and its shareholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the exchange ratio for the stock portion of the merger consideration being determined based on an implied value per American Chartered share of $9.30 and the 15-day volume weighted average trading price of MB Financial common stock as of the date of entry into the merger agreement (which resulted in an exchange ratio of 0.2732 as of November 20, 2015, the date that the merger agreement was executed). The board directed that the merger agreement be submitted to its shareholders for approval, and recommended that shareholders vote in favor of the approval of the merger agreement.

        The merger agreement between American Chartered and MB Financial was executed by the parties on the evening of November 20, 2015. The transaction was announced on Sunday, November 22, 2015 by a press release issued by MB Financial.

American Chartered's Reasons for the Merger; Recommendation of American Chartered's Board of Directors

        In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the American Chartered board of directors evaluated the merger in consultation with American Chartered management, as well as American Chartered's financial and legal advisors, and considered a number of factors, including the following material factors:

  •
  The $460.1 million implied value of the aggregate merger consideration as of November 20, 2015, based on (i) the closing price of MB Financial common stock on that date of $35.09 and (ii) the aggregate cash merger consideration of $100 million.

  •
  The cash/stock election mechanism of the merger agreement, which offers American Chartered shareholders the opportunity to seek their preferred form of consideration, subject to proration on the terms set forth in the merger agreement, including such that $100 million of the aggregate merger consideration is paid in cash.

  •
  The cash component of the merger consideration offers American Chartered shareholders the opportunity to realize cash for the value for their shares with immediate certainty of value.

  •
  The stock component of the merger consideration offers American Chartered shareholders the opportunity to participate in the future growth and opportunities of the combined company, and the receipt of stock consideration (other than any cash in lieu of fractional shares) will generally be tax-free to American Chartered's shareholders based on the expected tax treatment of the merger as a "reorganization" for U.S. federal income tax purposes, as further described under "Material U.S. Federal Income Tax Consequences of the Merger."

  •
  The opportunity for American Chartered shareholders to have increased liquidity upon receipt of MB Financial common stock in exchange for their American Chartered shares, if elected by the American Chartered shareholders, because American Chartered is a private company with no public trading market for its shares whereas MB Financial common stock is listed for trading on NASDAQ Global Select Market under the symbol "MBFI."

  •
  The financial presentation of American Chartered's financial advisor, Evercore, to the American Chartered board on November 19, 2015, and the delivery of a written opinion of Evercore, dated November 20, 2015, to the American Chartered board, to the effect that as of such date and based on and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the merger consideration was fair, from a financial point of view, to holders of American Chartered common stock, as further described under "The Merger—Opinion of American Chartered's Financial Advisor."

  •
  The reverse due diligence conducted on MB Financial during the negotiation of the transaction and its knowledge of MB Financial's business, operations, financial and regulatory condition, earnings and prospects.

  •
  The complementary aspects of the American Chartered and MB Financial businesses, including customer focus, geographic coverage, business orientation and historical relationships with borrowers and customers.

  •
  The similarity of American Chartered's and MB Financial's company cultures and their commitments to employees and other constituencies in the communities in which they operate, including the compatibility of the companies' management and operating styles.

  •
  Its knowledge of American Chartered's business, operations, financial and regulatory condition, earnings and prospects.

  •
  Its knowledge of the current environment in the financial services industry, including national and regional economic conditions, increased regulatory burdens, evolving trends in technology, increasing competition, the current financial market and regulatory conditions and the likely effects of these factors on the potential growth of American Chartered's and MB Financial's development, productivity, profitability and strategic options.

  •
  The potential expense saving opportunities in connection with the merger, the related potential impact on the combined company's earnings, and the fact that the MB Financial common stock portion of the merger consideration would allow former American Chartered shareholders to participate as MB Financial shareholders in the benefits of such savings opportunities and the future performance of the combined company generally.

  •
  The American Chartered board's evaluation, with the assistance of management and American Chartered's financial and legal advisors, of strategic alternatives available to American Chartered for facilitating liquidity and enhancing value over the long term for American Chartered shareholders and the potential risks, rewards and uncertainties associated with such alternatives, and the American Chartered board's belief that the proposed merger with MB Financial was the best option available to American Chartered and its shareholders.

  •
  The regulatory and other approvals required in connection with the merger, consideration of the relevant factors assessed by the regulators for the approvals and the parties' evaluation of those factors (including MB Financial's recent record of successfully receiving regulatory approvals for acquisitions), and the expectation that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions;

  •
  The course of negotiations of the merger agreement, the fiduciary duties of the board in negotiating and entering into the merger agreement, and the terms and conditions of the merger agreement, all of which it reviewed with its outside legal advisor.

  •
  The risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party's control.

  •
  The potential risk of diverting management attention and resources from the operation of American Chartered's business to the merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger.

  •
  The potential risks and costs associated with successfully integrating American Chartered's business, operations and workforce with those of MB Financial, including the risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe.

  •
  The other risks described under the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

        American Chartered's board of directors believes that the merger and the merger agreement are fair to and in the best interests of American Chartered and its shareholders and recommends that the shareholders of American Chartered vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal. In considering the recommendation of the American Chartered board of directors, you should be aware that the directors and executive officers of American Chartered have interests in the merger that are different from, or in addition to, interests of shareholders of American Chartered generally and may create potential conflicts of interest. The American Chartered board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to American Chartered's shareholders that they vote in favor of the merger agreement proposal. See "The Merger—Interests of American Chartered's Directors and Executive Officers in the Merger."

        This discussion of the information and factors considered by the American Chartered board of directors includes the material factors considered by the board, but it is not intended to be exhaustive and may not include all the factors considered by the board. In view of the wide variety of factors considered, and the complexity of these matters, the American Chartered board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the American Chartered board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, American Chartered's management and its financial and legal advisors. In addition, individual members of the American Chartered board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the American Chartered board of directors and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

MB Financial's Reasons for the Merger

        In reaching its decision to approve the merger agreement, the MB Financial board of directors consulted with MB Financial management, as well as MB Financial's outside financial and legal advisors, and considered a number of factors, including the following material factors:

  •
  its knowledge of MB Financial's business, operations, financial condition, earnings and prospects and of American Chartered's business, operations, financial condition, earnings and prospects, taking into account the results of MB Financial's due diligence review of American Chartered;

  •
  the strength and unique nature of American Chartered's commercial banking franchise, including $2.0 billion in loans as of September 30, 2015, approximately 81% of which are commercial-related, and $2.2 billion in deposits as of September 30, 2015, more than 50% of which are non-interest bearing;

  •
  the high service and skill level of American Chartered's commercial banking staff;

  •
  the strategic locations of American Chartered's 15 branch offices;

  •
  the overall enhancement that the merger is expected to bring to MB Financial's ability to serve the Chicago-area middle-market and emerging middle-market business communities and to its competitive position;

  •
  the fact that Mr. Riter will join MB Financial's board of directors upon completion of the merger;

  •
  the financial and other terms and conditions of the merger agreement, including the fact that the exchange ratio for the stock consideration and the total amount of the cash consideration are fixed, provisions designed to limit the ability of the American Chartered board of directors to entertain third party acquisition proposals and provisions providing for payment by American Chartered to MB Financial of a termination fee if the merger agreement is terminated under certain circumstances;

  •
  the financial analyses presented by Sandler O'Neill & Partners, L.P., MB Financial's financial advisor, and the opinion dated as of November 20, 2015 delivered to the MB Financial board of directors by Sandler O'Neill & Partners, L.P., to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the aggregate merger consideration to be paid to the holders of American Chartered common stock and preferred stock was fair, from a financial point of view, to MB Financial; and

  •
  the regulatory approvals required in connection with the merger and bank merger and the likelihood such approvals would be received in a timely manner and without unacceptable conditions.

        The discussion of the information and factors considered by the MB Financial board of directors includes the material factors considered by the MB Financial board, but it is not intended to be exhaustive and may not include all the factors considered by the MB Financial board. In reaching its decision to approve the merger agreement, the MB Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The MB Financial board of directors considered all these factors as a whole, including discussions with, and questioning of, MB Financial management and MB Financial's financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The MB Financial board of directors also relied on the experience of Sandler O'Neill & Partners, L.P., as its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness, from a financial point of view, to MB Financial of the consideration to be paid by it in the merger.

Opinion of American Chartered's Financial Advisor

        American Chartered retained Evercore to provide financial advisory services to American Chartered in connection with evaluating strategic and financial alternatives. On November 20, 2015, Evercore delivered a written opinion that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration was fair, from a financial point of view, to the holders of American Chartered common stock.

        The full text of the written opinion of Evercore, dated November 20, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix B to this document and is incorporated by reference in its entirety into this document. You are urged to read this opinion carefully and in its entirety. Evercore's opinion was addressed to, and provided for the information and benefit of, the American Chartered board of directors (in its capacity as such) in connection with its evaluation of the fairness of the merger consideration from a financial point of view, and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the American Chartered board of directors or to any other persons in respect of the merger, including as to how any holder American Chartered common stock should vote at any stockholder's meeting held in connection with the merger or take, or not to take, any action in respect of the merger. Evercore's opinion does not address the relative merits of the merger as compared to any other business or financial strategies that might be available to American Chartered, nor does it address the underlying business decision of American Chartered to engage in the merger. The summary of the opinion of Evercore set forth below is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

  •
  reviewed certain publicly available business and financial information relating to MB Financial and American Chartered that Evercore deemed to be relevant, including publicly available research analysts' estimates relating to MB Financial;

  •
  reviewed certain non-public projected financial data relating to American Chartered prepared by management of American Chartered and furnished to Evercore by management of American Chartered;

  •
  reviewed certain non-public projected operating data relating to MB Financial and American Chartered prepared by management of MB Financial and furnished to Evercore by management of MB Financial;

  •
  reviewed the amount and timing of the cost savings estimated by the management of MB Financial to result from the merger (which are collectively referred to in this section as the "synergies");

  •
  held discussions with members of senior management of American Chartered and MB Financial concerning the matters described in the four preceding bullets;

  •
  compared the financial performance of American Chartered and valuation multiples relating to the merger with those of certain other publicly traded companies that Evercore deemed relevant;

  •
  compared the financial performance of MB Financial and MB Financial's stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

  •
  compared the financial performance of American Chartered and the valuation multiples relating to the merger with those of certain other transactions that Evercore deemed relevant;

  •
  analyzed the discounted cash flows of American Chartered and MB Financial on a stand-alone basis, and the discounted cash flows of MB Financial on a pro forma basis taking into account the synergies;

  •
  reviewed a draft of the merger agreement dated November 20, 2015, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any material respect to its analysis; and

  •
  performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

        For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to American Chartered and MB Financial referred to above and the synergies, Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of American Chartered and MB Financial as to the future financial performance of American Chartered and MB Financial and such synergies. Evercore expressed no view as to any projected financial data relating to American Chartered, MB Financial, the synergies or the assumptions on which they were based, and assumed that the financial results reflected in the projected financial data and estimates utilized in its analyses, including with respect to the synergies, will be realized in the amounts and at the times projected.

        For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on American Chartered, the combined company or the consummation of the merger or materially reduce the benefits to the holders of American Chartered common stock of the merger.

        Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of American Chartered or MB Financial. Evercore was not furnished with any such appraisals and did not evaluate the solvency or fair value of American Chartered or MB Financial under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore's opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. Subsequent developments may affect Evercore's opinion, and Evercore does not have any obligation to update, revise or reaffirm its opinion. Evercore is not an expert in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and was not requested to, and did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. Evercore expressed no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and has assumed that each of American Chartered and MB Financial has, and the pro forma combined company will have, appropriate reserves to cover any such losses.

        Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of American Chartered common stock, from a financial point of view, of the merger consideration. Evercore did not express any view on, and its opinion did not address, (i) the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of American Chartered or MB Financial or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of American Chartered or MB Financial, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore has assumed that any modification to the structure of the merger will not vary in any respect material to its analysis. Evercore's opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to American Chartered, nor did it address the underlying business decision of American Chartered to engage in the merger or the terms of the merger agreement (other than the merger consideration) or the documents referred to therein. Evercore's opinion did not constitute a recommendation to the American Chartered board of directors or to any other persons in respect of the merger, including as to how any holder of American Chartered common stock should vote or act in respect of the merger or any matter related thereto. Evercore expressed no opinion as to the price at which shares of American Chartered common stock or MB Financial common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by American Chartered and its advisors with respect to legal, regulatory, accounting and tax matters. American Chartered advised Evercore that the merger will qualify as a tax-free reorganization for federal income tax purposes.

        Set forth below is a summary of the material financial analyses performed and reviewed by Evercore in connection with the preparation of its written opinion letter dated November 20, 2015. Each analysis was provided to the American Chartered board of directors. The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before November 20, 2015 (the last trading day prior to the public announcement of the merger), and is not necessarily indicative of current market conditions.

        The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore's financial analyses.

        For purposes of the financial analyses summarized below, the term "implied transaction value" refers to the implied value of the aggregate merger consideration of $460.1 million consisting of

$100 million in cash and the remainder in shares of MB Financial common stock based on the closing price of MB Financial common stock on November 20, 2015 of $35.09.

American Chartered Valuation Analysis

        Evercore performed a series of analyses to derive an indicative implied valuation range for the merger consideration which was based on a review of information included in publicly available filings and databases and non-public historical financial information of American Chartered, estimates of projected financial data of American Chartered prepared by management of American Chartered and MB Financial, estimates of earnings per share and other financial data published by I/B/E/S, a service widely used by the investment community to gather earnings estimates from various research analysts, SNL Financial and Wall Street research provided by FactSet Research Systems, Inc.

  Selected Peer Group Trading Analysis

        Using publicly available information, Evercore compared selected financial and market data of certain companies which Evercore deemed comparable to American Chartered. Evercore considered three peer groups in its analysis: (i) select publicly traded U.S. banks based in the Midwest, (ii) publicly traded U.S. banks based in Chicago and (iii) select publicly traded U.S. commercial banks in metro areas with between $1 billion and $5 billion in assets and loan portfolios of greater than 50% combined commercial real estate and commercial and industrial loans. The companies in each of the peer groups are identified below.

  Peer Group—Midwest Banks:

  •
  Lakeland Financial Corp.

  •
  Great Southern Bancorp Inc.

  •
  First Busey Corporation

  •
  Enterprise Financial Services Corp.

  •
  MainSource Financial Group, Inc.

  •
  First Financial Corp.

  •
  Peoples Bancorp Inc.

  •
  Mercantile Bank Corp.

  •
  QCR Holdings Inc.

  Peer Group—Chicago Banks:

  •
  PrivateBancorp, Inc.

  •
  Wintrust Financial Corporation

  •
  MB Financial, Inc.

  •
  First Midwest Bancorp, Inc.

  Peer Group—Commercial Banks:

  •
  ServisFirst Bancshares, Inc.

  •
  CoBiz Financial, Inc.

  •
  CU Bancorp

  •
  Guaranty Bancorp

  •
  Heritage Commerce Corp.

        In evaluating the peer groups, Evercore relied on publicly available filings and equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of American Chartered. These can include the impact of competition on the business of American Chartered, as well as on industry characteristics generally and the absence of any adverse material change in the financial condition and prospects of American Chartered or the industry or in the markets generally.

        Evercore reviewed, among other things, the closing price of each selected company's common stock on November 20, 2015 as multiples of such company's (i) calendar year 2016 mean estimated earnings per share, which we refer to as "EPS," (ii) tangible book value per share as of the most recent quarter-end publicly available and (iii) implied core deposit premium (calculated as such company's tangible book value premium on November 20, 2015 divided by its core deposits as of the most-recent quarter-end publicly available), which we refer to as "core deposit premium." Estimated financial data of American Chartered was provided by American Chartered management, and estimated financial data of the selected companies was based on publicly available research analysts' estimates, public filings and other publicly available information, in each case, as of November 20, 2015.

        Evercore then applied the relevant range of the selected multiples derived from the selected companies to the corresponding financial data of American Chartered. This analysis indicated the following approximate implied valuation ranges for American Chartered as compared to the implied transaction value on November 20, 2015 of $460.1 million:

Selected Public Company Multiple	Selected Public Company Reference Range	Implied Valuation Range ($millions)
Price / Tangible Book Value
Midwest Banks	1.50x - 1.90x	$308.3 - $390.5
Chicago Banks	1.80x - 2.20x	$369.9 - $452.1
Commercial Banks	2.00x - 2.20x	$411.0 - $452.1
Price / 2016E EPS
Midwest Banks	12.5x - 14.5x	$465.7 - $540.2
Chicago Banks	14.0x - 16.0x	$521.6 - $596.1
Commercial Banks	15.0x - 17.0x	$558.8 - $633.4
Core Deposit Premium
Midwest Banks	5.0% - 11.0%	$311.4 - $438.5
Chicago Banks	8.0% - 12.0%	$375.0 - $459.7
Commercial Banks	9.0% - 11.0%	$396.1 - $438.5

        Although the peer groups were compared to American Chartered for purposes of this analysis, none of the selected companies identified in the peer group are identical to American Chartered because of the inherent differences between the businesses, operations, performance, financial conditions, and prospects of the selected companies as compared to American Chartered. These companies were chosen because they have certain characteristics that are similar to those of American Chartered.

  Selected Precedent Transactions Analysis

        Evercore reviewed publicly available financial information for the following ten bank merger transactions announced since January 1, 2013 which involved U.S. banks with assets between $2.5 billion and $5.0 billion:

Date Announced	Buyer	Target
October 2015	Bank of the Ozarks, Inc.	Community & Southern Holdings, Inc.
October 2015	Yadkin Financial Corporation	Newbridge Bancorp
August 2015	F.N.B. Corporation	Metro Bancorp, Inc.
November 2014	Banner Corp.	Starbuck Bancshares, Inc.
November 2014	Sterling Bancorp	Hudson Valley Holding Corp.
June 2013	Home BancShares, Inc.	Liberty Bancshares, Inc.
June 2013	Union First Market Bankshares Corp.	StellarOne Corp.
April 2013	Provident New York Bancorp	Sterling Bancorp
February 2013	SCBT Financial Corporation	First Financial Holdings, Inc.
January 2013	United Bankshares, Inc.	Virginia Commerce Bancorp, Inc.

        For each of the selected transactions, Evercore reviewed, among other things, the transaction value of the selected transactions calculated as the purchase price paid for the target company's equity as a multiple of the target company's (i) tangible book value, (ii) EPS as of the last twelve month period ended prior to the announcement of the transaction, (iii) forward EPS estimates, which represents either EPS for the following calendar year, or EPS for the next twelve month period, which we refer to as "NTM," depending on the timing of the transaction announcement and (iv) core deposit premium. Financial data of the selected transactions was based on publicly available research analysts' estimates, public filings and other publicly available information at the time of announcement of the applicable transaction.

        Evercore then applied the relevant range of the selected multiples derived from the selected transactions to the corresponding financial data of American Chartered. This analysis indicated the following approximate implied valuation ranges for American Chartered as compared to the implied transaction value on November 20, 2015 of $460.1 million:

Selected Transaction Multiple	Selected Transaction Reference Range	Implied Valuation Range ($millions)
Price / Tangible Book Value	1.60x - 2.00x	$328.8 - $411.0
Price / LTM EPS	17.0x - 20.0x	$504.3 - $593.3
Price / NTM EPS	15.0x - 18.0x	$558.8 - $670.6
Core Deposit Premium	8.0% - 12.0%	$375.0 - $459.7

        Because the reasons for and the circumstances surrounding each of the transactions reviewed were different, and because of the inherent differences in the businesses, operations, performance, financial conditions and prospects of the companies involved, no selected company or selected transaction utilized in the selected precedent transaction analysis is directly comparable to American Chartered or the merger.

  Dividend Discount Model Analysis

        Evercore performed a dividend discount analysis to determine implied valuation ranges of American Chartered on a standalone basis based on the sum of the discounted after-tax net present values of (i) potential dividends that American Chartered is estimated to be able to pay to equity holders for the fiscal years ending December 31, 2016 through December 31, 2020, assuming a target tangible common equity ratio of 7.50% and (ii) a projected terminal value of American Chartered common stock as of December 31, 2020.

        For the implied valuation range of American Chartered on a standalone basis, Evercore reviewed historical financial information and financial projections provided by American Chartered to determine growth in total assets and annual net income that American Chartered is expected to generate during fiscal years 2016 through 2021. Evercore then estimated the maximum amount of possible dividends that can be paid out in each year based on the target tangible common equity ratio. To determine the implied valuation of American Chartered, Evercore considered a range of discount rates from 9.4% to 11.4% and a range of terminal values based on (i) a multiple of tangible book value per share in 2020 of 1.90x to 2.30x and (ii) a multiple of earnings per share in 2021 of 12.5x to 14.5x.

        Utilizing the range of discount rates and terminal value multiples, Evercore derived the following implied valuation ranges of American Chartered as compared to the implied transaction value on November 20, 2015 of $460.1 million:

Dividend Discount Model Analysis	Implied Valuation Range ($millions)
Terminal Price / Tangible Book Value	$411.9 - $524.7
Terminal Price / EPS	$465.2 - $574.1

        As indicated above, the dividend discount analysis is not necessarily indicative of actual values or future results. A dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions being made, including earnings growth rates, asset growth rates, target tangible common equity ratios, dividend payout amounts, terminal values and discount rates.

MB Financial Standalone Valuation Analysis

        Evercore performed a series of analyses to derive an indicative implied valuation range for MB Financial common stock on a standalone basis, which was based on a review of information included in publicly available filings and databases, estimates of projected financial data of MB Financial prepared by management of MB Financial, estimates of earnings per share and other financial data published by I/B/E/S and SNL Financial and Wall Street research provided by FactSet Research Systems, Inc.

  Selected Peer Group Trading Analysis

        Using publicly available information, Evercore compared selected financial and market data of certain U.S. banks which Evercore deemed comparable to MB Financial. The companies in the peer group are identified below.

  •
  PrivateBancorp, Inc.

  •
  FirstMerit Corporation

  •
  Associated Banc-Corp

  •
  TCF Financial Corporation

  •
  Wintrust Financial Corporation

  •
  First Midwest Bancorp Inc.

        In evaluating the peer group, Evercore relied on publicly available filings and equity research analyst estimates, which estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MB Financial. These can include the impact of competition on the business of MB Financial, as well as on industry characteristics generally and the absence of any adverse material change in the financial condition and prospects of MB Financial or the industry or in the markets generally.

        Evercore reviewed, among other things, the closing price of each selected company's common stock on November 20, 2015 as multiples of such company's (i) calendar year 2016 mean estimated EPS, (ii) tangible book value per share as of the third quarter-end of 2015, and (iii) implied deposit premium (calculated as such company's share price on November 20, 2015, less tangible book value per share divided by total deposits per share, each as of the third quarter-end of 2015), which we refer to as "implied deposit premium." Estimated financial data of MB Financial and the selected companies was based on publicly available research analysts' estimates, public filings and other publicly available information, in each case, as of November 20, 2015.

        Evercore then applied the relevant range of the selected multiples derived from the selected companies to the corresponding financial data of MB Financial. This analysis indicated the following approximate implied valuation ranges per share of MB Financial common stock as compared to the closing price of MB Financial common stock of $35.09 on November 20, 2015:

Selected Public Company Multiple	Selected Public Company Reference Range	Implied Valuation Range Per Share of MB Financial Common Stock
Price / Tangible Book Value	1.70x - 2.20x	$27.93 - $36.15
Price / 2016E EPS	13.0x - 16.0x	$28.86 - $35.52
Implied Deposit Premium	7.0% - 12.0%	$26.27 - $33.30

        Although the peer groups were compared to MB Financial for purposes of this analysis, none of the selected companies identified in the peer group analysis are identical to MB Financial because of the inherent differences between the businesses, operations, financial conditions, and prospects of the selected companies compared to MB Financial. These companies were chosen because they have certain characteristics that are similar to those of MB Financial.

  Dividend Discount Model

        Evercore performed a dividend discount analysis to determine a range of potential per share values for MB Financial common stock on a standalone basis and a pro forma basis. Evercore calculated a range of implied prices per share of MB Financial common stock based on the sum of the discounted after-tax net present values of (i) potential dividends that MB Financial is estimated to be able to pay to equity holders for the fiscal years ending December 31, 2016 through December 31, 2020, assuming a target tangible common equity ratio of 8.50% and (ii) a projected terminal value of MB Financial common stock as of December 31, 2020.

        For the implied valuation range of MB Financial on a standalone basis, Evercore reviewed estimates prepared by management of MB Financial to determine the total assets and adjusted net income that MB Financial is expected to generate during fiscal years 2016 through 2021. Evercore then estimated the maximum amount of possible dividends that can be paid out in each year based on the target tangible common equity ratio. To determine implied value per share, Evercore considered a range of discount rates from 9.5% to 11.5%, and a range of terminal values based (i) a multiple of tangible book value per share in 2020 of 1.90x to 2.30x and (ii) a multiple of earnings per share in 2021 of 14.0x to 16.0x.

        For the implied valuation range of MB Financial on a pro forma basis, Evercore reviewed estimates prepared by management of MB Financial, including net income and after-tax adjustments resulting from the merger assumed by management of MB Financial. Evercore then calculated the maximum amount of possible dividends that can be paid out in each year based on the target tangible common equity ratio. To determine implied value per share, Evercore considered a range of discount rates from 9.5% to 11.5%, and a range of terminal values based (i) a multiple of tangible book value per share in 2020 of 1.90x to 2.30x and (ii) a multiple of earnings per share in 2021 of 14.0x to 16.0x.

        Utilizing the range of discount rates and terminal value multiples, Evercore derived the following implied per share valuation ranges of MB Financial common stock as compared to the closing price of MB Financial common stock of $35.09 on November 20, 2015:

Dividend Discount Model Analysis	Implied Valuation Range Per Share of MB Financial
Standalone Model
Terminal Price / Tangible Book Value	$31.25 - $39.76
Terminal Price / EPS	$36.81 - $44.85
Pro Forma Model
Terminal Price / Tangible Book Value	$31.42 - $40.33
Terminal Price / EPS	$38.15 - $46.79

  Historical Share Price Performance

        Evercore reviewed as a reference point the range of trading prices for shares of MB Financial common stock for the 52-week period ended on November 20, 2015. During this period, the closing stock price of MB Financial common stock ranged from a low of $28.27 to a high $35.92 per share. On November 20, 2015, the closing share price for MB Financial common stock was $35.09 per share.

  Research Analyst Target Prices

        Evercore reviewed as a reference point publicly available research analysts' estimates, public filings and other publicly available information relating to the potential future value of MB Financial common stock (commonly referred to as price targets). Evercore noted that the recent equity research estimates for MB Financial common stock ranged from $33.00 to $36.00 per share, as compared to the closing price of MB Financial common stock of $35.09 on November 20, 2015.

  Pro Forma Impact Analysis

        Evercore analyzed the pro forma earnings impact of the merger on the future performance of MB Financial as reflected in the pro forma earnings per share of MB Financial. In conducting its analysis, Evercore relied upon certain assumptions and financial projections (included estimated merger synergies) provided by management of MB Financial, including the impact and timing of cost savings and restructuring charges. The analysis indicated that the pro forma impact of the merger would be accretive to MB Financial's 2017 and 2018 estimated earnings per share. The financial forecasts on which this analysis is based are subject to substantial uncertainty and, therefore, actual results may be substantially different.

Miscellaneous

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the merger by the American Chartered board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore's opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of American Chartered common stock or MB Financial common stock. No company used in the above analyses as a comparison is directly comparable to American Chartered or MB Financial, and no transaction used is directly comparable to the merger. Furthermore, Evercore's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of American Chartered or MB Financial and their respective advisors. Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the totality of the factors and results of all the analyses.

        Evercore prepared these analyses solely for the purpose of providing an opinion to the American Chartered board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of American Chartered common stock pursuant to the merger agreement. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore's analyses are inherently subject to substantial uncertainty. Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The issuance of the fairness opinion was approved by an opinion committee of Evercore.

        The merger consideration pursuant to the merger agreement was determined through arm's-length negotiations between American Chartered and MB Financial and was approved by the American Chartered board of directors. Evercore did not recommend any specific merger consideration to American Chartered or the American Chartered board of directors or that any specific merger consideration constituted the only appropriate consideration for the merger. Evercore's opinion to the American Chartered board of directors was one of many factors taken into consideration by the American Chartered board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the American Chartered board of directors with respect to the merger consideration or of whether the American Chartered board of directors would have been willing to agree to different consideration.

        Under the terms of Evercore's engagement letter with American Chartered, Evercore provided a fairness opinion in connection with the merger to the American Chartered board of directors. Pursuant to the terms of its engagement letter, a fee of $400,000 was payable to Evercore upon delivery of Evercore's fairness opinion to the American Chartered board of directors, which fee will be credited against any success fee payable upon consummation of the merger. Pursuant to the terms of its engagement letter, a success fee will be payable to Evercore contingent upon consummation of the merger of (i) 0.8% of the aggregate value of the merger consideration up to and including $500 million, plus an amount equal to 0.008% for each $1 million of merger consideration greater than $500 million up to $535 million or (ii) in the event the aggregate merger consideration exceeds $535 million, 1.08% of the aggregate value of the merger consideration. Pursuant to the terms of Evercore's engagement letter with American Chartered, the foregoing success fee is also subject to a discretionary adjustment in an amount not to exceed $800,000, which such adjustment may be added or deducted from the success fee at the sole and absolute discretion of American Chartered. In addition, American Chartered has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore against certain liabilities and expenses arising out of or in connection with its engagement.

        During the two year period prior to the date of Evercore's opinion, no material relationship existed between Evercore and its affiliates, on the one hand, and American Chartered or MB Financial, on the other hand, pursuant to which compensation was received or was intended to be received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to American Chartered, MB Financial or any of their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

        In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of American Chartered, MB Financial or any of their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

        The management of American Chartered recommended, and the American Chartered board of directors determined, to engage Evercore to render a fairness opinion to the American Chartered board of directors based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

MB Financial Board of Directors Following Completion of the Merger

        The merger agreement provides that, upon completion of the merger, the number of directors constituting MB Financial's board of directors will be increased by one, and American Chartered Chairman Robert L. Riter will be appointed to the new director position.

        Mr. Riter, age 67, has served as the Chairman of American Chartered Bank since he founded the bank in 1987. Mr. Riter also founded American Chartered Bank of Lake Zurich in 1989 and American Chartered Bank of Bartlett in 1992, each of which were merged with American Chartered Bank in 1994. Mr. Riter will bring to the MB Financial board of directors a strong investment background and extensive business experience in the commercial banking industry.

Interests of American Chartered's Directors and Executive Officers in the Merger

        In considering the recommendation of the American Chartered board of directors to vote to approve the merger agreement, American Chartered's shareholders should be aware that the executive officers and directors of American Chartered have certain interests in the merger that are different from, or in addition to, the interests of American Chartered's shareholders generally. The American Chartered board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby, and in making its recommendation that American Chartered's shareholders approve the merger agreement. For the purposes of the plans and agreements described below, to the extent applicable, the completion of the merger will constitute a change in control of American Chartered.

  Current Executive Officers and Directors

        American Chartered's current executive officers and directors are:

Name	Position
Robert Riter	Chairman and Director
Daniel Miller	President and Director
Gregory Lansdowne	Chief Financial Officer
Ronald Hunt	Chief Operating Officer
Daniel Corbett	Director
Rudolf Drost	Director
Clifford Nelsen	Director
Lawrence Olson	Director
Stephan Pohl	Director
John Purtill	Director
Wayne Goldstein	Director
Michael High	Director

  Treatment of Outstanding Equity Awards

        Vested Options.    The holder of each vested American Chartered stock option that is outstanding immediately prior to the merger will have the right to elect to receive, for the holder's "net option shares," the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement. The number of net option shares per vested option will be determined by dividing (a) (i) the excess, if any, of $9.30 over the per share exercise price of the option, multiplied by (ii) the number of shares subject to the option, by (b) $9.30.

        Unvested Options.    At the effective time of the merger, each unvested American Chartered stock option that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into the right to receive an option to purchase shares of MB Financial common stock, with adjustments to the number of shares underlying the option (determined by multiplying the pre-merger number of option shares by the 0.2732 exchange ratio, and rounding down to the nearest whole number of shares of MB Financial common stock) and the per share exercise price of the option (determined by dividing the pre-merger exercise price by 0.2732, and rounding up to the nearest whole cent). Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested option under the applicable American Chartered equity plan and stock option agreement immediately prior to the effective time of the merger, including vesting terms.

        Unvested Restricted Stock Awards.    At the effective time of the merger, each American Chartered restricted stock award that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into an MB Financial restricted stock award, with an adjustment to the number of shares subject to the award (determined by multiplying the pre-merger number of shares subject to the award by 0.2732, and rounding up to the nearest whole share of MB Financial common stock). Each assumed restricted stock award will otherwise be subject to the same terms and conditions applicable to the unvested restricted stock award under the applicable American Chartered equity plan and restricted stock award agreement immediately prior to the effective time of the merger, including vesting terms.

        Double-Trigger Vesting.    The terms of the American Chartered equity plan provide that if MB Financial terminates the employment of the holder of any assumed option or assumed restricted stock award without "cause" during the 24 months following a change in control, the holder's unvested assumed options and assumed restricted stock awards will vest.

        Estimated Value of Equity Award Acceleration.    As of January 4, 2016, the last practicable date before the filing of the registration statement of which this proxy statement/prospectus is a part, (a) all outstanding options held by Messrs. Miller and Riter have previously vested, (b) Messrs. Lansdowne and Hunt do not hold any outstanding restricted stock awards and (c) the members of the American Chartered board of directors other than Messrs. Riter and Miller do not hold any outstanding options or restricted stock awards. Assuming that (i) MB Financial terminates each executive officer's employment immediately following the effective time of the merger without "cause," (ii) the effective time of the merger occurred on January 4, 2016, which is the assumed date of the effective time solely for purposes of this merger-related disclosure and (iii) the relevant per share value is equal to $9.77 (for the avoidance of doubt, this value is the assumed relevant per share value solely for purposes of this merger-related disclosure and at the time of the merger, the outstanding equity awards of each executive officer will be treated consistently with the equity awards of American Chartered employees generally), which is equal to the average closing market price of a share of MB Financial common stock over the first five business days following the first public announcement of the merger, multiplied by the 0.2732 exchange ratio, the estimated aggregate value that would be realized by Messrs. Riter and Miller in respect of the vesting of their restricted stock awards assumed by MB Financial in the merger is $97,700 and the estimated aggregate value that would be realized by Messrs. Lansdowne and Hunt in respect of the vesting of their unvested options assumed by MB Financial in the merger is $353,106.

  Agreements with Robert Riter and Daniel Miller

        Change in Control Agreements.    American Chartered has previously entered into change in control agreements with each of Robert Riter and Daniel Miller that provide for cash severance and medical benefits continuation upon a qualifying termination of employment. For purposes of the change in control agreements, a qualifying termination of employment includes (a) a separation from service for any reason within the 30 day period beginning on the date that is three months following a change in control of American Chartered, (b) a termination without "just cause" during the three months prior to or twelve months following a change in control of American Chartered and (c) a voluntary separation from service within 90 days following an event that occurs at any time following a change in control of American Chartered and constitutes "good reason."

        Business Protection Agreements.    American Chartered has previously entered into business protection agreements with each of Robert Riter and Daniel Miller that provide for Messrs. Riter and Miller to receive certain cash payments on specified dates following a qualifying event. For purposes of the business protection agreements, a qualifying event means (a) continuation of service through the date of a change in control of American Chartered or (b) the executive experiences a separation from service for any reason other than death, upon or during the one year prior to a change in control of American Chartered (if the separation from service is upon the executive's resignation without "good reason," the benefits payable to the executive under the business protection agreement are reduced by 50%). In exchange for such benefits, Messrs. Miller and Riter are subject to two-year non-competition and employee and customer non-solicitation covenants beginning on the date of the qualifying event.

        Value of Payments.    Based on the assumption that (a) Messrs. Riter and Miller are terminated immediately following the merger without "cause," (b) the effective time of the merger occurred on January 4, 2016, which is the assumed date of the effective time solely for purposes of this merger-related disclosure and (c) the applicable base salary and bonus are the applicable executive officer's base salary and bonus in effect as of December 31, 2015 (as provided for in the applicable business protection and change in control agreements), the estimated aggregate amount of the payments and benefits to be provided to Messrs. Riter and Miller under the change in control agreements and business protection agreements is $8,388,058.

  Change in Control Severance Policy

        Severance Benefits.    Messrs. Lansdowne and Hunt participate in American Chartered's change in control severance policy. In the event that either executive officer's employment is terminated by American Chartered without "cause" or the executive officer resigns due to a "constructive termination," in each case during the 12 months following the effective time of the merger, subject to the executive officer's execution and non-revocation of an agreement which provides release of claims and employee and customer non-solicitation covenants, the executive officer will receive a lump sum cash payment and certain outplacement benefits (the value of such outplacement benefits will not exceed $7,500).

        Value of Payments.    Based on the assumption that (a) the executive officer's employment is terminated immediately following the merger without "cause," (b) the effective time of the merger occurred on January 4, 2016, which is the assumed date of the effective time solely for purposes of this merger-related disclosure and (c) the applicable base salary and bonus are the executive officer's base salary and target bonus, and applicable COBRA premium payments in effect as of January 4, 2016, the estimated aggregate amount of the lump sum cash payment to be provided to Messrs. Lansdowne and Hunt under the change in control severance policy is $526,511.

  Indemnification and Insurance

        Pursuant to the terms of the merger agreement, members of the American Chartered's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled "The Merger Agreement—Covenants and Agreements-Director and Officer Indemnification and Insurance."

  Robert L. Riter's Board Membership

        As noted under "—MB Financial Board of Directors Following Completion of the Merger," pursuant to the terms of the merger agreement, upon completion of the merger, Mr. Riter will be appointed to the MB Financial board of directors. As a member of the MB Financial board of directors, Mr. Riter will be eligible to receive the same compensation and benefits as MB Financial's current non-employee directors.

  Retention Bonus Program

        In connection with the merger agreement, MB Financial agreed that American Chartered could establish a cash-based retention award program to promote retention and incentive efforts to complete the merger and post-merger integration and transition. Generally, it is intended that the retention awards will vest on the first anniversary of the merger or upon an earlier termination of employment without "cause." Messrs. Lansdowne and Hunt may earn retention awards under the program. As of the date of the filing of the registration statement of which this proxy statement/prospectus is a part, the recipients and amounts of such retention bonuses have not yet been determined.

  Additional Information

        For information regarding the security ownership of the executive officers and directors of American Chartered, please see "—Security Ownership of Certain Beneficial Owners and Management of American Chartered" beginning on page [    •    ] of this proxy statement/prospectus.

Regulatory Approvals

        Under federal law, the merger must be approved by the Federal Reserve Board, and the bank merger must be approved by the Office of the Comptroller of the Currency. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition.

        If and when the Federal Reserve Board approves the merger, we must wait for up to 30 days before we can complete the merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Federal Reserve Board to do so, the merger may be completed on or after the 15th day after approval from the Federal Reserve Board. Similarly, if and when we receive approval of the bank merger from the Office of the Comptroller of the Currency, we must wait for up to 30 days before we can complete the bank merger. If, however, there are no adverse comments from the U.S. Department of Justice and we receive permission from the Office of the Comptroller of the Currency to do so, the bank merger may be completed on or after the 15th day after approval from the Office of the Comptroller of the Currency.

        There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See "The Merger Agreement—Conditions to Complete the Merger."

Accounting Treatment

        For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations under GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of American Chartered as of the effective time of the merger will be recorded at their respective fair values and added to those of MB Financial. Any excess of the purchase price over the fair values is recorded as goodwill. Consolidated financial statements of MB Financial issued after the merger will reflect these fair values and goodwill and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of American Chartered.

Dissenters' Rights

        Illinois law provides that holders of American Chartered common stock have dissenters' rights in connection with the merger. Therefore, a holder of American Chartered common stock may elect to be paid, in cash, the fair value of such shareholder's shares in accordance with the procedures set forth in the IBCA in lieu of receiving the merger consideration provided for under the merger agreement. Holders of American Chartered preferred stock are not entitled to dissenters' rights in connection with the merger.

        The following is a summary of the material terms of the statutory procedures to be followed by holders of American Chartered common stock in order to dissent from the merger under the IBCA. The following discussion is not a complete description of the law relating to dissenters' rights available under Illinois law and is qualified in its entirety by the full text of Sections 11.65 and 11.70 of the IBCA, which are reprinted in their entirety as Appendix C to this proxy statement/prospectus. If you wish to exercise dissenters' rights, you should review carefully the following discussion and Appendix C. American Chartered urges you to consult a lawyer before electing or attempting to exercise these rights.

        Under the IBCA, all shareholders entitled to dissenters' rights in the merger must be notified in the meeting notice relating to the merger that such shareholders are entitled to assert dissenters' rights. This proxy statement/prospectus constitutes notification of these rights.

        If you are a holder of American Chartered common stock and desire to dissent from the merger and receive cash payment of the fair value of your shares, you must:

  •
  deliver to American Chartered, before the vote is taken at the special meeting, a written demand for payment for your shares if the merger is consummated; and

  •
  not vote in favor of the merger agreement. The return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain will constitute a waiver of the shareholder's right to dissent.

        Within ten days after the date on which the merger is consummated or 30 days after the shareholder delivers to American Chartered the written demand for payment, whichever is later, MB Financial (taking this action and the other post-merger actions described below as successor to American Chartered) will send each shareholder who has delivered a written demand for payment:

  •
  a statement setting forth the opinion of MB Financial as to the estimated fair value of the shares;

  •
  American Chartered's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement;

  •
  American Chartered's statement of income for that year and the latest available interim financial statements; and

  •
  a commitment to pay for the shares of the dissenting shareholder at the estimated fair value of such shares upon transmittal to MB Financial of the certificate or certificates, or other evidence of ownership, with respect to the shares.

        A shareholder who makes written demand for payment retains all other rights of a shareholder until those rights are cancelled by the consummation of the merger. Upon consummation of the merger, MB Financial will pay to each dissenter who transmits to MB Financial the certificate or other evidence of ownership of the shares the amount MB Financial estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated

        If the shareholder does not agree with the opinion of MB Financial as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of MB Financial's statement of value, must notify MB Financial in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by MB Financial.

        If, within 60 days from delivery to MB Financial of the shareholder notification of estimate of fair value of the shares and interest due, MB Financial and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, MB Financial will either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of MB Financial is located, requesting the court to determine the fair value of the shares and interest due. MB Financial must make all dissenters, whether or not residents of the state of Illinois, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties will be served with a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by MB Financial.

        In view of the complexity of these provisions and the requirement that they be strictly complied with, if you hold American Chartered common stock and are considering dissenting from the merger and exercising your dissenters' rights under the IBCA, you should consult a lawyer promptly.

        All written communications from shareholders with respect to the exercise of dissenters' rights should be mailed to:

  American Chartered Bancorp, Inc.
  20 North Martingale Road
  Schaumburg, Illinois 60173
  Attention: Corporate Secretary

        American Chartered recommends that such communications be sent by registered or certified mail, return receipt requested.

        The foregoing is a brief summary of the sections of the IBCA that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Sections 11.65 and 11.70 of the IBCA, the text of which are attached to this proxy statement/prospectus as Appendix C. Failure to comply with all the procedures set forth in the IBCA will result in the loss of a shareholder's statutory appraisal rights. Consequently, if you desire to exercise your appraisal rights you are urged to consult a legal advisor before attempting to exercise these rights.

MB Financial's Dividend Policy

        The holders of MB Financial common stock receive cash dividends if and when declared by the MB Financial board of directors out of legally available funds. The timing and amount of cash dividends depends on MB Financial's earnings, capital requirements, financial condition and other relevant factors. The primary source for dividends paid to MB Financial shareholders is dividends paid to MB Financial from its bank subsidiary, MB Financial Bank, and cash on hand. MB Financial has an internal policy which provides that dividends paid to it by MB Financial Bank cannot exceed an amount that would cause the bank's total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage capital ratios to fall below 11%, 9% and 7%, respectively. These ratios are in excess of the minimum ratios currently required for a bank to be considered "well-capitalized" for regulatory purposes (10%, 8% and 5%, respectively, plus a common equity Tier 1 ratio of 6.5%). In addition to adhering to this internal policy, there are regulatory restrictions on the ability of national banks to pay dividends. No assurances can be given that any cash dividends will be paid by MB Financial on its common stock or that any such dividends, if paid, will not be reduced or eliminated in future periods.

Public Trading Markets

        MB Financial common stock is listed on the NASDAQ Global Select Market under the symbol "MBFI." Neither American Chartered common stock nor American Chartered preferred stock is listed on a national securities exchange or quoted on an established quotation system. The shares of MB Financial common stock issuable in the merger are expected to be listed on the NASDAQ Global Select Market. Any shares of MB Financial preferred stock that are issued in the merger are not expected to be listed on a national securities exchange or quoted on an established quotation system.

THE MERGER AGREEMENT

        The following describes certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

        The merger agreement provides for the merger of American Chartered with and into MB Financial, with MB Financial continuing as the surviving corporation. Immediately following the completion of the merger, American Chartered's wholly-owned subsidiary bank, American Chartered Bank, will merge with and into MB Financial's wholly-owned subsidiary bank, MB Financial Bank, with MB Financial Bank continuing as the surviving bank.

Closing and Effective Time of the Merger

        The closing of the merger will take place no later than the third business day after the satisfaction or waiver of the conditions to completion of the merger (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), or on such other date and time as American Chartered and MB Financial may agree in writing.

        On or before the closing date, MB Financial and American Chartered will file articles of merger with the Department of Assessments and Taxation of the State of Maryland and a certificate of merger with the Secretary of State of the State of Illinois. The merger will become effective as of the date and time specified in the articles and certificate of merger.

        It currently is anticipated that the completion of the merger will occur around June 30, 2016, subject to the receipt of regulatory approvals and other customary closing conditions. No assurances can be given as to when or if the merger will be completed.

Merger Consideration

        Each share of American Chartered common stock that is outstanding immediately prior to the merger, other than shares held by persons who have perfected dissenters' rights under Illinois law (see "The Merger—Dissenters' Rights") and other than shares owned by MB Financial or American Chartered, will be converted into the right to receive, subject to the election and the proration and allocation procedures set forth in the merger agreement and described below: (1) cash consideration in the amount of $9.30 or (2) stock consideration consisting of 0.2732 shares of MB Financial common stock, with cash paid in lieu of fractional MB Financial shares determined by multiplying the fractional MB Financial share amount by the average closing price of MB Financial common stock for the five full trading days ending on the day preceding the merger closing date. Holders of American Chartered common stock also can elect to receive a combination of the cash consideration and stock consideration for their shares, subject to the proration and allocation procedures.

        The holders of American Chartered preferred stock have the right, pursuant to the terms of the American Chartered preferred stock, to elect to receive the same consideration in the merger as the holders of American Chartered common stock (including the right to elect to receive the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement). In the case of American Chartered Series D preferred stock, this right is based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible.

        Any share of American Chartered preferred stock that has not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock as described above, will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock (which we sometimes refer to as "preferred stock merger consideration").

        Concurrent with the execution of the merger agreement, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock and waived any rights that such holder might otherwise have had to receive preferred stock merger consideration. The continued effectiveness of these elections by the holders of American Chartered Series F non-voting preferred stock is a condition to MB Financial's obligation to complete the merger. See "—Conditions to Complete the Merger." Accordingly, it is expected that the only series of American Chartered preferred stock whose holders might receive shares of MB Financial preferred stock in the merger is American Chartered Series D preferred stock. For a description of the terms of the series of MB Financial preferred stock that would be issued as preferred stock merger consideration to the holders of American Chartered Series D preferred stock who do not receive the same merger consideration payable to holders of American Chartered common stock, see "Description of MB Financial's Capital Stock—New MB Financial Preferred Stock."

Treatment of American Chartered Stock Options and Restricted Stock Awards

        The holder of each vested American Chartered stock option that is outstanding immediately prior to the merger will have the right to elect to receive, for the holder's "net option shares," the cash consideration, the stock consideration or a combination of both, subject to the proration provisions of the merger agreement. The number of net option shares per vested option will be determined by dividing (A) (i) the excess, if any, of $9.30 over the per share exercise price of the option, multiplied by (ii) the number of shares subject to the option, by (B) $9.30.

        At the effective time of the merger, each unvested American Chartered stock option that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into the right to receive an option to purchase shares of MB Financial common stock, with adjustments to the number of shares underlying the option (determined by multiplying the pre-merger number of option shares by 0.2732, and rounding down to the nearest whole number of shares of MB Financial common stock) and the per share exercise price of the option (determined by dividing the pre-merger exercise price by 0.2732, and rounding up to the nearest whole cent). Each assumed option will otherwise be subject to the same terms and conditions applicable to the unvested option under the applicable American Chartered equity plan and stock option agreement immediately prior to the effective time of the merger, including vesting terms.

        At the effective time of the merger, each American Chartered restricted stock award that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into an MB Financial restricted stock award, with an adjustment to the number of shares subject to the award (determined by multiplying the pre-merger number of shares subject to the award by 0.2732, and rounding up to the nearest whole share of MB Financial common stock). Each assumed restricted stock award will otherwise be subject to the same terms and conditions applicable to the restricted stock award under the applicable American Chartered equity plan and restricted stock award agreement immediately prior to the effective time of the merger, including vesting terms.

Proration and Allocation

  Overview

        The merger agreement provides that the aggregate cash consideration that will be paid for shares of American Chartered stock and for the net option shares is $100.0 million, with the remaining merger consideration consisting of shares of MB Financial common stock. As a result, even if an American Chartered shareholder elects to receive the cash consideration or the stock consideration pursuant to the procedures described below under "—Election and Share Exchange Procedure," that holder may nevertheless receive a mix of cash and stock merger consideration.

        If American Chartered shareholders and holders of vested American Chartered stock options elect to receive more of one form of consideration than is available, the available amount will be allocated ratably among the American Chartered shareholders and vested option holders electing to receive that form of consideration, and those shareholders and vested option holders will receive the other form of consideration for the balance of their shares and net option shares, as applicable.

        The only exception to the allocation procedure described above is that holders of American Chartered Series D preferred stock who have made a cash election with respect to shares of American Chartered Series D preferred stock will receive the cash consideration for all of such shares (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible), regardless of the elections of other shareholders and vested option holders. For example, if the holders of all of the shares of American Chartered Series D preferred stock elect to receive the cash consideration in the merger, then based on the conversion rate as of September 30, 2015 (which may be different at the time elections are made and at the time of the merger) at which shares of American Chartered Series D preferred stock are convertible to shares of American Chartered common stock and the number of shares of American Chartered Series D preferred stock outstanding on that date, the holders of American Chartered Series D preferred stock would be entitled to receive approximately $10.3 million in aggregate cash consideration in the merger regardless of the elections of other shareholders and vested option holders.

        In this section:

        "Stock election shares" means the shares of American Chartered common stock and preferred stock and net option shares whose holders (of the related vested American Chartered stock options, in the case of net option shares) have validly elected to receive the stock consideration.

        "Cash election shares" means the shares of American Chartered common stock, American Chartered Series D preferred stock, American Chartered Series F non-voting preferred stock and net option shares whose holders have validly elected to receive the cash consideration.

        "Non-election shares" means the shares of American Chartered common stock and preferred stock and net option shares for which no valid election is in effect as of the election deadline.

        "Dissenting shares" means shares of American Chartered common stock not voted in favor of the merger agreement whose holders have perfected dissenters' rights under the IBCA.

        The "total cash amount" is $100 million.

  Excess Cash Elections

        If the aggregate cash amount that would be paid upon conversion in the merger of the cash election shares and the dissenting shares is greater than the total cash amount, then:

  •
  all shares of American Chartered Series D preferred stock whose holders have made a cash election will be converted into the right to receive the cash consideration;

  •
  all stock election shares and non-election shares will be converted into the right to receive the stock consideration;

  •
  all dissenting shares will be deemed, for purposes of the proration and allocation provisions of the merger agreement, to be converted into the right to receive the cash consideration;

  •
  the exchange agent will select from among the remaining cash election shares (other than shares of American Chartered Series D preferred stock whose holders have made a cash election), by a pro rata selection process, a sufficient number of shares and net option shares (referred to as "stock designated shares") such that the aggregate cash amount that will be paid in the merger equals as closely as practicable the total cash amount, and all stock designated shares will be converted into the right to receive the stock consideration; and

  •
  the remaining cash election shares that are not stock designated shares will be converted into the right to receive the cash consideration.

  Insufficient Cash Elections

        If the aggregate cash amount that would be paid upon conversion in the merger of the cash election shares and the dissenting shares is less than the total cash amount, then:

  •
  all cash election shares (including all shares of American Chartered Series D preferred stock whose holders have made a cash election) will be converted into the right to receive the cash consideration;

  •
  all dissenting shares will be deemed, for purposes of the proration provisions of the merger agreement, to be converted into the right to receive the cash consideration;

  •
  all non-election shares will be converted into the right to receive the cash consideration up to the total cash amount, with any excess non-election shares being converted into the right to receive the stock consideration;

  •
  to the extent the total cash amount has not then been satisfied, the exchange agent will select from among the stock election shares, by a pro rata selection process, a sufficient number of shares and net option shares (referred to as "cash designated shares") such that the aggregate cash amount that will be paid in the merger equals as closely as practicable the total cash amount, and all cash designated shares will be converted into the right to receive the cash consideration; and

  •
  the stock election shares that are not cash designated shares will be converted into the right to receive the stock consideration.

  Proportionate Elections

        If the aggregate cash amount that would be paid upon conversion in the merger of the cash election shares (including all shares of American Chartered Series D preferred stock whose holders have made a cash election) and dissenting shares is equal or nearly equal (as determined by the exchange agent) to the total cash amount, then:

  •
  all cash election shares (including all shares of American Chartered Series D preferred stock whose holders have made a cash election) will be converted into the right to receive the cash consideration;

  •
  all dissenting shares will be deemed converted into the right to receive the cash consideration; and

  •
  all stock election shares and non-election shares will be converted into the right to receive the stock consideration.

        The exchange agent will make the allocations and prorations described above within five business days after the election deadline described under "—Election and Share Exchange Procedure," unless the completion of the merger has not yet occurred, in which case the allocations and prorations will be made as soon as practicable after the completion of the merger.

Election and Share Exchange Procedure

  Election Forms

        Not less than 20 business days prior to the anticipated election deadline, MB Financial will send election forms to holders of record of American Chartered common stock and American Chartered preferred stock and to holders of vested American Chartered stock options. The election forms sent to holders of American Chartered common stock and American Chartered preferred stock will include transmittal materials containing instructions for surrendering such shares in connection with the merger.

        The election forms sent to holders of American Chartered common stock and American Chartered Series F non-voting preferred stock (each of whom has already irrevocably committed to receive the same consideration in the merger as holders of American Chartered common stock) will allow a holder to indicate the number of shares of American Chartered common stock and American Chartered Series F non-voting preferred stock for which such holder desires to receive the stock consideration and the number of shares for which such holder desires to receive the cash consideration.

        In the case of the election form sent to holders of American Chartered Series D preferred stock, a holder who irrevocably commits either (1) to receive the same merger consideration payable to holders of American Chartered common stock, based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible, or (2) to convert such holder's shares of American Chartered Series D preferred stock into shares of American Chartered common stock effective at or prior to the closing of the merger, will be able to indicate in such holder's election form the number of shares for which such holder desires to receive the stock consideration and the number of shares for which such holder desires to receive the cash consideration.

        In the case of the election form sent to holders of vested American Chartered stock options, a vested option holder will be able to indicate in such holder's election form the number of net option shares for which such holder desires to receive the stock consideration and the number of net option shares for which such holder desires to receive the cash consideration. The vested option holder also will be able to elect that any amounts required to be withheld or deducted under the Internal Revenue Code with respect to payment of the merger consideration for the cancellation of the holder's option in connection with the merger shall be applied (1) to first reduce the portion of the merger consideration that is payable in cash, (2) to first reduce the portion of the merger consideration that is payable in shares of MB Financial common stock or (3) applied in the manner described in each of clauses (1) and (2) to first reduce the merger consideration in the respective proportions specified by the holder of the option. Any holder of a vested American Chartered stock option who fails to make an election as to withholding matters as described above will be deemed to have elected to first reduce the portion of the merger consideration that is payable in shares of MB Financial common stock.

        To make a valid election, a properly completed and signed election form and, in the case of a holder of American Chartered common stock or American Chartered preferred stock, transmittal materials, including for holders of any shares of American Chartered preferred stock that are certificated, the certificates representing such shares of American Chartered common stock or American Chartered preferred stock (or a customary guarantee of delivery of such certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States), must actually be received by Computershare, MB Financial's exchange agent, at or prior to the election deadline. If a certificate for American Chartered preferred stock has been lost, stolen or destroyed, the shareholder will need to follow the procedure described below under "—Lost, Stolen or Destroyed Certificates" prior to the election deadline in order to make a valid election. Unless MB Financial and American Chartered agree otherwise, the election deadline will be 5:00 p.m. Eastern time on the date which MB Financial and American Chartered agree is as near as practicable to three business days prior to the anticipated closing date of the merger. MB Financial and American Chartered will issue a press release announcing the date of the election deadline not more than 15 business days, and not less than five business days, before the election deadline.

        A holder of American Chartered common stock, preferred stock or vested stock options can change or revoke such holder's election to receive the stock consideration and/or the cash consideration by delivering written notice to the exchange agent, accompanied by a properly completed and signed revised election form, prior to the election deadline. A holder of American Chartered preferred stock also can revoke such holder's election by withdrawal prior to the election deadline of the certificates evidencing such holder's shares of American Chartered preferred stock (or the guarantee of delivery of such certificates) previously deposited with the exchange agent.

        A holder of American Chartered Series D preferred stock who, through such holder's election form, has irrevocably committed either (1) to receive the merger consideration payable to holders of American Chartered common stock, based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible, or (2) to convert such shares of American Chartered Series D preferred stock into shares of American Chartered common stock effective at or prior to the closing of the merger, cannot revoke that commitment. Such a holder can, however, prior to the election deadline, change or revoke such holder's election to receive the stock consideration and/or the cash consideration with respect to the holder's shares of American Chartered Series D preferred stock.

  Exchange Procedure

        As soon as practicable after the completion of the merger, the exchange agent will send to each American Chartered shareholder and vested option holder who made a valid election by the election deadline, the applicable merger consideration to which they are entitled, without interest.

        Within ten business days after the date of completion of the merger, the exchange agent will send transmittal materials to each holder of certificated shares of American Chartered preferred stock who did not properly surrender his or her certificate(s) to the exchange agent by the election deadline. Upon proper surrender of the shareholder's certificate(s) to the exchange agent in accordance with the transmittal materials, the exchange agent will send to the shareholder the applicable merger consideration or preferred stock merger consideration to which the stockholder is entitled, without interest.

  Dividends and Other Distributions

        No dividends or other distributions declared with respect to MB Financial common stock or MB Financial preferred stock issued as a result of the merger will be paid to the holder of any unsurrendered shares of American Chartered common stock or preferred stock, as applicable, until the holder surrenders such shares in accordance with the merger agreement. After the surrender of a share in accordance with the merger agreement, the record holder of the share will be entitled to receive any such dividends or other distributions with a record date after the merger completion date, without any interest, which had previously become payable with respect to the whole shares of MB Financial common stock or preferred stock, as applicable, into which the surrendered shares have been converted into the right to receive under the merger agreement.

  No Transfers After Completion of Merger

        After completion of the merger, there will be no transfers on the stock transfer books of American Chartered of shares of American Chartered common stock and preferred stock that were issued and outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, certificates representing shares of American Chartered preferred stock are presented for transfer to the exchange agent, they will be cancelled and exchanged for the merger consideration or preferred stock merger consideration, as applicable, and dividends or distributions to which the holder presenting such certificates is entitled, as provided in the merger agreement.

  Withholding

        MB Financial and the exchange agent will be entitled to deduct and withhold from the cash consideration, any cash in lieu of fractional shares of MB Financial common stock, cash dividends or distributions and any other cash amounts otherwise payable pursuant to the merger agreement the amounts they are required to deduct and withhold under the Internal Revenue Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental entity, these amounts will be treated for all purposes of the merger agreement as having been paid to the persons from whom they were withheld.

  Lost, Stolen or Destroyed Certificates

        If a certificate for American Chartered preferred stock has been lost, stolen or destroyed, a valid election can be made, and the exchange agent will issue the applicable merger consideration or preferred stock merger consideration following completion of the merger, provided that the exchange agent has received (1) an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed and (2) if required by MB Financial or the exchange agent, the posting of a bond in an amount as MB Financial or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate. Shares of American Chartered common stock are not represented by stock certificates.

Representations and Warranties

        The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of MB Financial and American Chartered, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between MB Financial and American Chartered rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of MB Financial, American Chartered or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by MB Financial or American Chartered. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

        The merger agreement contains customary representations and warranties of each of MB Financial and American Chartered relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

        The representations and warranties made by each of American Chartered and MB Financial in the merger agreement include the following matters:

  •
  corporate matters, including due organization and qualification and subsidiaries;

  •
  capitalization;

  •
  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

  •
  required governmental and other regulatory filings and consents and approvals in connection with the merger and the bank merger;

  •
  reports to regulatory agencies including, in the case of MB Financial, the SEC;

  •
  financial statements, internal controls, books and records, and absence of undisclosed liabilities;

  •
  broker's fees payable in connection with the merger;

  •
  absence of certain changes or events;

  •
  legal proceedings;

  •
  compliance with applicable laws;

  •
  certain contracts;

  •
  absence of agreements with regulatory authorities;

  •
  related party transactions;

  •
  absence of action or circumstance that would be reasonably likely to prevent the merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code; and

  •
  the accuracy of information supplied for inclusion in this proxy statement/prospectus and other documents.

        MB Financial has also represented that it has, and will have available to it at all times prior to the closing date of the merger, all funds necessary to satisfy its obligations under the merger agreement.

        American Chartered has also made representations and warranties in the merger agreement as to the following additional matters:

  •
  tax matters;

  •
  employee benefit matters;

  •
  derivative instruments and transactions;

  •
  environmental matters;

  •
  investment securities;

  •
  real property;

  •
  intellectual property;

  •
  inapplicability of takeover statutes;

  •
  receipt of a fairness opinion;

  •
  loan matters; and

  •
  insurance matters.

        Certain representations and warranties of MB Financial and American Chartered are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect," when used in reference to either MB Financial, American Chartered or the combined company, means any effect, change, event, circumstance, occurrence, condition or development that has:

  (1)
  a material adverse effect on the condition (financial or otherwise), results of operations, business, properties, assets or liabilities of such party and its subsidiaries taken as a whole; or

  (2)
  a material adverse effect on the ability of such party to timely consummate the transactions contemplated by the merger agreement.

        However, in the case of clause (1) above, a material adverse effect will not be deemed to include the impact of:

  (A)
  changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements,

  (B)
  changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities,

  (C)
  changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries,

  (D)
  a decline in the trading price of MB Financial common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof;

  (E)
  changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally;

  (F)
  with respect to American Chartered, the identity of, or any facts or circumstances relating to, MB Financial or its affiliates, or

  (G)
  the execution of the merger agreement or the public disclosure of the merger agreement or the transactions contemplated by the merger agreement,

except, with respect to clauses (A), (B), (C) or (E) above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate (in which case only the incremental materially disproportionate effect may be taken into account in determining whether there has been or may be a material adverse effect).

Covenants and Agreements

  Conduct of Businesses Prior to the Completion of the Merger

        The merger agreement provides that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, (a) American Chartered will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, assets, employees and relationships with regulators, customers, employees and vendors, and (b) each of MB Financial and American Chartered will and will cause their respective subsidiaries to take no action that would reasonably be expected to adversely affect or delay the ability of either MB Financial or American Chartered to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.

        Additionally, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, American Chartered may not, and may not permit any of its subsidiaries to, without the prior written consent of MB Financial (which consent may not be unreasonably withheld under specified circumstances), undertake the following actions:

  •
  incur any indebtedness for borrowed money (other than indebtedness of American Chartered or any of its wholly-owned subsidiaries to American Chartered or any of its subsidiaries or other indebtedness incurred in the ordinary course of business that can be prepaid at any time without penalty or premium) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any subsidiary of American Chartered);

  •
  adjust, split, combine or reclassify any capital stock;

  •
  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) regular distributions on American Chartered's trust preferred securities or other dividends paid by any of the subsidiaries of American Chartered to American Chartered or another wholly-owned subsidiary of American Chartered, (B) dividends paid by any of the subsidiaries of American Chartered to American Chartered or another wholly-owned subsidiary of American Chartered, (C) the acceptance of shares of American Chartered common stock as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards and dividend equivalents on such awards, if any, in each case in accordance with past practice and the terms of the applicable award agreements and (D) required dividends or other distributions on any series of American Chartered's preferred stock pursuant to the terms of such stock;

  •
  grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; except that during the first quarter of 2016, American Chartered may make annual grants of stock options and restricted stock awards to employees in the ordinary course of business and with terms and conditions consistent with past practice, provided that the aggregate number of shares of American Chartered common stock covered by such awards does not exceed 150,000 (with each share subject to a restricted stock award counting as three shares against this limit);

  •
  issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of the merger agreement, the vesting or settlement of equity compensation awards outstanding as of the date of the merger agreement (and dividend equivalents on such awards, if any) or the conversion of any preferred stock of American Chartered outstanding on the date of the merger agreement pursuant to the terms of such preferred stock;

  •
  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than a wholly-owned subsidiary except in the ordinary course of business consistent with past practice, or cancel, release or assign any material indebtedness to any such person or any claims held by any person;

  •
  acquire (other than by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any business or person, or make any material investment, other than in a wholly owned subsidiary of American Chartered;

  •
  terminate, amend or waive any material provision of certain contracts, other than normal renewals in the ordinary course of business for one year or less, or enter into certain types of contracts unless (A) it can be terminated by American Chartered or a subsidiary of American Chartered on 60 days or less written notice without any required payment or other conditions or (B) the failure to enter into such contract would result in American Chartered breaching any of its obligations under the merger agreement, or applicable law;

  •
  except as required by law or permitted under the terms of any American Chartered benefit plans existing as of the date of the merger agreement, (i) enter into, adopt or terminate any benefit plan, (ii) amend any benefit plan, other than amendments in the ordinary course of business, consistent with past practice, that do not materially increase the cost of maintaining such plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or other service provider, except for annual base salary or wage increases for officers and other employees in the ordinary course of business, consistent with past practice, that do not exceed four percent of their aggregate base salaries and wage rates in effect as of the date of the merger agreement, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for determining performance under annual and quarterly bonus programs in effect on the date of the merger agreement or the establishment of annual and quarterly cash bonus and cash incentive programs for 2016 in the ordinary course of business and consistent with past practice, and paying out such bonuses in the ordinary course of business consistent with past practice; (v) terminate the employment of any officer whose annual base compensation is greater than $200,000, other than for cause, or (vi) hire any officer or employee whose annual base compensation is greater than $200,000;

  •
  settle any material claim, suit, action or proceeding, except in the ordinary course of business, in an amount not in excess of $100,000 individually or $500,000 in the aggregate and that would not impose any material restriction on the business of American Chartered or its subsidiaries or MB Financial, as the surviving corporation of the merger, or its subsidiaries;

  •
  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  amend American Chartered's articles of incorporation or bylaws or comparable governing documents of its significant subsidiaries;

  •
  materially restructure or make any material changes to its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by a governmental entity;

  •
  merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

  •
  implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by a regulatory agency;

  •
  enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by such policies or applicable law, regulation or policies imposed by any governmental entity;

  •
  make any loans or extensions except in the ordinary course of business consistent with practice and in accordance with American Chartered's credit policies, provided that American Chartered must make available to MB Financial the loan write-up of its loan committee, prior to approving any loan or issuing a commitment (or renewing or extending an existing commitment) that requires approval by its loan committee or board of directors;

  •
  make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, or servicing loans except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by a governmental entity;

  •
  except for emergency repairs and replacements or as a result of events of casualty, make, or commit to make, any capital expenditures other than as contemplated by the capital expenditures budget made available to MB Financial prior to the date of the merger agreement;

  •
  make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

  •
  make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility or acquire or sell or agree to acquire or sell any branch office, any deposit liabilities or any servicing rights;

  •
  take any knowing or willful action that is intended or may reasonably be expected to result in any of its representations and warranties in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a requisite regulatory approval for the merger and the bank merger not being obtained;

  •
  agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions described above.

        Additionally, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, MB Financial may not, and may not permit any of its subsidiaries to, without the prior written consent of American Chartered (which consent may not be unreasonably withheld), undertake the following actions:

  •
  amend MB Financial's charter or bylaws in a manner that would materially and adversely affect the holders of capital stock of American Chartered, or adversely affect the holders of capital stock of American Chartered relative to other holders of MB Financial common stock;

  •
  adjust, split, combine or reclassify any capital stock of MB Financial;

  •
  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the closing of the merger to be materially delayed or the receipt of the requisite regulatory approvals for the merger and the bank merger to be prevented or materially delayed;

  •
  make any material investment other than in a wholly-owned subsidiary, except for transactions in the ordinary course of business or in a transaction that, alone or in the aggregate with all such transactions, is not reasonably likely to cause the closing of the merger to be delayed or the receipt of the requisite regulatory approvals for the merger and the bank merger to be prevented or materially delayed;

  •
  merge or consolidate MB Financial or any of its significant subsidiaries with any other person where MB Financial or its significant subsidiary, as applicable, is not the surviving person, or restructure, reorganize or completely or partially liquidate or dissolve MB Financial or MB Financial Bank;

  •
  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  take any knowing or willful action that is intended or may reasonably be expected to result in any of its representations and warranties in the merger agreement being or becoming untrue in any material respect, in any of the conditions to the merger not being satisfied or the satisfaction of any such conditions being materially delayed or in a requisite regulatory approval for the merger and the bank merger not being obtained;

  •
  agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions described above.

  Regulatory Matters

        MB Financial and American Chartered have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement. However, in no event will MB Financial be required to take any action, or agree to any conditions or restrictions, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to, individually or in the aggregate, materially impair or materially adversely affect MB Financial (as the surviving corporation of the merger) and its subsidiaries, taken as a whole, or the operations, business or financial or other condition, after giving effect to the merger (measured on a scale relative to American Chartered and its subsidiaries, taken as a whole).

  Employee Benefit Plan and Related Matters

        The merger agreement provides that MB Financial must, or must cause its applicable subsidiary to, provide each employee of American Chartered and its subsidiaries as of the effective time of the merger, while employed by MB Financial or its subsidiaries (which we refer to as the "continuing employees") with:

  (1)
  during the one-year period following the merger, (A) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate provided by American Chartered and its subsidiaries to such continuing employee immediately prior to the merger and (B) any company-provided car or car expense allowance on the same terms and conditions as in effect immediately prior to the merger; and

  (2)
  during the period commencing at the effective time of the merger and ending on December 31, 2016, (A) an annual or quarterly bonus opportunity, as applicable, which is no less favorable than that provided by American Chartered and its subsidiaries to such continuing employee immediately prior to the merger (it being understood that MB Financial will maintain, without amendment, the annual and quarterly bonus plans and programs in effect with respect to continuing employees immediately prior to the effective time through December 31, 2016) and (B) all other compensation and employee benefits to such continuing employee (but without duplication) that are no less favorable than those provided by MB Financial and its subsidiaries to their similarly situated employees, except to the extent of such continuing employee's participation in American Chartered compensation and benefit plans maintained by MB Financial after the merger.

        During the one-year period following the merger, MB Financial or its subsidiaries will provide severance payments and benefits to each continuing employee whose employment is terminated other than for cause or due to a constructive termination that are no less favorable than the severance payments and benefits under American Chartered's change in control severance policy, based on such continuing employee's title with American Chartered immediately prior to the merger. This will not apply to any continuing employee who has received or is entitled to receive contractual severance payments or benefits pursuant to a written agreement between the continuing employee and American Chartered or one of its subsidiaries. For additional information, see "The Merger—Interests of American Chartered's Directors and Executive Officers in the Merger."

        With respect to any employee benefit plans of MB Financial or its subsidiaries in which any continuing employee becomes eligible to participate at or after the effective time of the merger (which we refer to as "new plans"), MB Financial or its applicable subsidiary must:

  •
  waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous American Chartered benefit plan;

  •
  provide continuing employees and their eligible dependents with credit for any co-payments or co-insurance, deductibles or expenses incurred prior to the merger under an American Chartered benefit plan (to the same extent that such credit was given under the analogous American Chartered benefit plan prior to the merger) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plans; and

  •
  recognize all service of continuing employees with American Chartered and its subsidiaries for all purposes in any new plan to the same extent that such service was taken into account under the analogous American Chartered benefit plan prior to the merger, provided that this service recognition will not apply to the extent it would result in duplication of benefits for the same period of services, for purposes of benefit accrual under any defined benefit pension plan or to any benefit plan that is a frozen plan or provides grandfathered benefits.

        MB Financial has agreed that it or its applicable subsidiary will assume and honor all American Chartered benefit plans in accordance with their terms, as and to the extent provided in the merger agreement.

  Director and Officer Indemnification and Insurance

        The merger agreement provides that for six years after the effective time of the merger, MB Financial will indemnify and hold harmless each present and former director and officer of American Chartered or any of its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actions, suits, claims or proceedings arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, to the fullest extent that American Chartered or any of its subsidiaries would have been permitted to indemnify such individual. This includes the advancement of expenses provided that the person to whom the expenses are advanced agrees to repay the advance if it is ultimately determined that he or she is not entitled to indemnification.

        The merger agreement further provides that American Chartered will purchase prior to the closing of the merger, and MB Financial will maintain after the closing of the merger, a six-year prepaid directors' and officers' liability insurance "tail policy" that provides directors' and officers' liability insurance covering those individuals who are currently covered by American Chartered's directors' and officers' liability insurance policies with coverage no less favorable, as a whole, than the terms of such current insurance coverage with respect to claims arising from or related to facts or events which occurred at or prior to the effective time of the merger.

Shareholder Meeting and Recommendation of American Chartered's Board of Directors

        American Chartered has agreed to hold a meeting of its shareholders for the purpose of voting upon the merger agreement as soon as reasonably practicable (but not later than 45 days) after the registration statement of which this proxy statement/prospectus is a part is declared effective by the SEC. The American Chartered board of directors must use its reasonable best efforts to obtain from its shareholders the vote required to approve the merger agreement, including maintaining in all communications with American Chartered's shareholders the board's recommendation to approve the merger agreement. However, if American Chartered, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that there would be a substantial likelihood that continuing to recommend the merger agreement would result in a violation of the American Chartered board's fiduciary duties, then in submitting the merger agreement to American Chartered's shareholders, the American Chartered board may withhold or withdraw or modify in a manner adverse to MB Financial the board's recommendation that American Chartered's shareholders approve the merger agreement or submit the merger agreement to American Chartered's shareholders without recommendation (we refer to any such withholding, withdrawal or modification as an "adverse change in recommendation"), in which case the board may communicate the basis for its lack of recommendation.

        The American Chartered board may not make an adverse change in recommendation unless it gives MB Financial at least five business days' prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, and takes into account any amendment or modification to the merger agreement proposed by MB Financial during the five business-day period. The merger agreement provides that fluctuations or changes in the trading price of MB Financial common stock may not be taken into account or form the basis for the determination of an adverse change in recommendation.

Agreement Not to Solicit Other Offers

        American Chartered has agreed that it will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any third party "acquisition proposal" (as defined below). However, if prior to approval of the merger agreement by American Chartered's shareholders, American Chartered receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries' officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions if its board of directors concludes in good faith that the acquisition proposal could result in a superior proposal (as defined below) or that there would be a reasonable likelihood that failure to take such actions would result in a violation of its fiduciary duties. Before providing any nonpublic information under these circumstances, American Chartered must enter into a confidentiality agreement with the third party on terms no less favorable to American Chartered than the confidentiality agreement between MB Financial and American Chartered.

        An "acquisition proposal" means, other than the transactions contemplated by the merger agreement, any offer or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of American Chartered and its subsidiaries or 25% or more of any class of equity or voting securities of American Chartered or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of American Chartered's consolidated assets, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning more than 25% of any class of equity or voting securities of American Chartered or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of American Chartered's consolidated assets, or (iii) a merger, consolidation, share exchange or other business combination involving American Chartered or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of American Chartered's consolidated assets, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

        A "superior proposal" means any acquisition proposal that the American Chartered board of directors concludes in good faith to be more favorable to American Chartered's shareholders than the merger, (i) after receiving the advice of its financial advisors, (ii) after taking into account the likelihood of consummation of such transaction on its proposed terms and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law, provided that for purposes of the definition of "superior proposal," the references to "25%" in the definition of "acquisition proposal" are deemed to be references to "50%."

        The merger agreement required American Chartered to immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any persons other than MB Financial with respect to any acquisition proposal. The merger agreement requires American Chartered to promptly, following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, advise MB Financial of the material terms of such proposal (including the identity of the person making such acquisition proposal), and keep MB Financial reasonably apprised of any related developments, discussions and negotiations and the status and terms of such proposal on a current basis. American Chartered is required to promptly notify MB Financial after it enters into discussions or negotiations with another person regarding an acquisition proposal, executes and delivers a confidentiality agreement with another person in connection with an acquisition proposal, or provides nonpublic information or data to another person in connection with an acquisition proposal.

Conditions to Complete the Merger

        MB Financial's and American Chartered's respective obligations to complete the merger are subject to the satisfaction or, to the extent legally permitted, waiver of the following conditions:

  •
  the approval of the merger agreement by American Chartered's shareholders;

  •
  the authorization for listing on the NASDAQ Global Select Market, subject to official notice of issuance, of the shares of MB Financial common stock to be issued in connection with the merger;

  •
  the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of such registration statement (or proceedings for that purpose initiated or threatened by the SEC and not withdrawn);

  •
  the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger, and the absence of any statute, rule, regulation, order, injunction or decree that prohibits or makes illegal consummation of the merger or the bank merger;

  •
  the receipt of necessary regulatory approvals, including from the Federal Reserve Board and the Office of the Comptroller of the Currency and other approvals necessary to consummate the transactions contemplated by the merger agreement, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on MB Financial (before and after the merger) or American Chartered, and the expiration of all related statutory waiting periods;

  •
  the consummation of the merger and the bank merger will not result in any condition or restriction that would reasonably be expected to, individually or in the aggregate, materially impair or materially adversely affect MB Financial, as the surviving corporation of the merger, and its subsidiaries, taken as a whole, or their operations, business or condition (financial or otherwise), after giving effect to the merger (measured on a scale relative to American Chartered and its subsidiaries, taken as a whole);

  •
  the accuracy, in accordance with applicable standards for materiality in the merger agreement, of the representations and warranties of the other party contained in the merger agreement and the receipt by each party of an officers' certificate from the other party to that effect;

  •
  the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement and the receipt by each party of an officers' certificate from the other party to that effect;

  •
  receipt by such party of an opinion of its legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code; and

  •
  as an additional condition to MB Financial's obligation to complete the merger, the elections of all holders of American Chartered Series F non-voting preferred stock made prior to the execution of the merger agreement to receive the same consideration in the merger as the holders of American Chartered common stock remaining in full force and effect as of the closing of the merger.

        Neither MB Financial nor American Chartered can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

        The merger agreement can be terminated at any time prior to completion of the merger, whether before or after approval of the merger agreement by American Chartered's shareholders, in the following circumstances:

  •
  by mutual consent of MB Financial and American Chartered;

  •
  by either MB Financial or American Chartered, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final non-appealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

  •
  by either MB Financial or American Chartered, if (1) the merger has not been completed on or before November 20, 2016 (referred to as the "termination date"), unless the failure of the merger to be completed by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

  •
  by either MB Financial or American Chartered (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is to be completed, the failure of a condition to the terminating party's obligation to complete the merger and which is not cured by the earlier of the termination date and the 45th day following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period;

  •
  by MB Financial, if prior to the approval of the merger agreement by American Chartered's shareholders, the American Chartered board of directors makes an adverse change in recommendation (as described above under "—Shareholder Meeting and Recommendation of American Chartered's Board of Directors") or if American Chartered materially breaches its obligations under the provisions of the merger agreement relating to holding its special meeting of shareholders to approve the merger agreement or not entertaining any third party acquisition proposals; or

  •
  by MB Financial or American Chartered, if the merger agreement is not approved at the special meeting or any adjournment or postponement of the special meeting.

Effect of Termination

        If the merger agreement is terminated, it will become void and have no effect, except that (1) both MB Financial and American Chartered will remain liable for any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the treatment of confidential information.

Termination Fee

        The merger agreement provides that American Chartered must pay a $16 million termination fee to MB Financial in the event that:

  •
  after the date of the merger agreement, a bona fide acquisition proposal is made known to senior management of American Chartered or is made directly to American Chartered's shareholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to American Chartered;

  •
  the merger agreement is thereafter terminated by MB Financial or American Chartered pursuant to its right to do so because (1) the merger has not been completed on or before the termination date, without the merger agreement having been approved by American Chartered's shareholders, or (2) the merger agreement was not approved at the special meeting or any adjournment or postponement of the special meeting; and

  •
  within less than 12 months after the date of termination of the merger agreement as described in the immediately preceding bullet point, American Chartered enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to in the first bullet point above).

For these purposes, all references in the definition of "acquisition proposal" (defined under "—Agreement Not to Solicit Other Offers") to 25% instead refer to 50%.

        The merger agreement also provides that American Chartered must pay the $16 million termination fee to MB Financial in the event that the merger agreement is terminated by MB Financial pursuant to its right to do so under the circumstances described in the fifth bullet point under "—Termination of the Merger Agreement" above.

Expenses and Fees

        All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, regardless of whether the merger is completed, except for any termination fee payable by American Chartered and except that the costs and expenses of printing and mailing this proxy statement/prospectus, all filing and other fees paid to the SEC in connection with the merger and the costs and expenses of all filing and other fees in connection with any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will be borne by MB Financial.

Amendment, Waiver and Extension of the Merger Agreement

        Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the merger agreement by American Chartered's shareholders, except that after approval of the merger agreement by American Chartered's shareholders, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

        At any time prior to the effective time of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after approval of the merger agreement by American Chartered's shareholders, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion of the merger agreement that requires further approval under applicable law.

Voting and Support Agreements

        As an inducement to each of MB Financial and American Chartered to enter into the merger agreement, the American Chartered directors who are American Chartered shareholders each entered into a voting and support agreement with MB Financial and American Chartered with respect to the shares of American Chartered common stock that they own, and each of the holders of American Chartered Series F non-voting preferred stock entered into a voting and support agreement with MB Financial and American Chartered with respect to the shares of American Chartered common stock and American Chartered Series F non-voting preferred stock that they own. The following summary of the voting and support agreements is qualified in its entirety by reference to the forms of voting and support agreements, copies of which are attached as annexes to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus.

        Pursuant to the voting and support agreements, these shareholders have agreed:

  •
  to vote their shares (to the extent such shares are entitled to vote) (a) in favor of approval of the merger agreement, (b) against (i) any proposal made in opposition to approval of the merger agreement or in competition with the merger, (ii) any acquisition proposal and (iii) to the extent that any of the following actions requires a shareholder vote pursuant to applicable law, any proposal, transaction, agreement, amendment of American Chartered's amended and restated articles of incorporation or bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the merger and (c) as directed by MB Financial with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the American Chartered's shareholders relating to any of the matters described in clauses (a) or (b);

  •
  to irrevocably waive, and not exercise, any dissenters' rights that the shareholder otherwise might have under the IBCA; and

  •
  not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (all of these collectively are referred to below as a "transfer"), or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the shares (except that the shareholder may transfer any or all of the shareholder's shares to an immediate family member or for estate planning or philanthropic purposes so long as the transferee agrees to be bound by and comply with the voting and support agreement) or (ii) enter into any other voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the shareholder's shares, or commit or agree to take any of the actions described above.

        In addition, pursuant to their voting and support agreements, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive, for each share of American Chartered Series F non-voting preferred stock held, the same merger consideration payable to holders of American Chartered common stock (including the same right to elect to receive the cash consideration and/or the stock consideration), and irrevocably waived any right that such holder might otherwise have had to receive preferred stock merger consideration.

        The obligations under each voting and support agreement generally will terminate upon the earlier of the completion of the merger and any termination of the merger agreement.

 UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        The following is the unaudited pro forma combined condensed consolidated financial information for MB Financial and American Chartered, giving effect to the merger. The unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2015 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined condensed consolidated statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 give effect to the merger as if it occurred on January 1, 2014.

        The unaudited pro forma combined condensed consolidated financial statements have been prepared using the acquisition method of accounting for business combinations under GAAP. MB Financial is the acquirer for accounting purposes. Certain immaterial reclassifications have been made to the historical financial statements of American Chartered to conform to the presentation in MB Financial's financial statements.

        A final determination of the fair values of American Chartered's assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of American Chartered that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final purchase price of the merger will be based on the closing price of MB Financial common stock on the closing date of the merger. The closing price of MB Financial common stock of $31.16 on January 4, 2016 was used for purposes of presenting the unaudited pro forma combined condensed consolidated balance sheet at September 30, 2015.

        In connection with the plan to integrate the operations of MB Financial and American Chartered following the completion of the merger, MB Financial anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, will be incurred. MB Financial is not able to determine the timing, nature and amount of these charges as of the date of this document. However, these charges will affect the results of operations of MB Financial and American Chartered, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statements of operations do not include the effects of the non-recurring costs associated with any restructuring or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration.

        The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements as a result of:

  •
  changes in the trading price for MB Financial's common stock;

  •
  capital used or generated in American Chartered's operations between the signing of the merger agreement and completion of the merger;

  •
  changes in the fair values of American Chartered 's assets and liabilities;

  •
  other changes in American Chartered's net assets that occur prior to the completion of the merger, which could cause material changes in the information presented below; and

  •
  the actual financial results of the combined company.

        The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial information is based on, and should be read together with, the historical consolidated financial statements and related notes of MB Financial incorporated into this document by reference from its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and its Annual Report on Form 10-K for the year ended December 31, 2014, and of American Chartered for the nine months ended September 30, 2015 and for the year ended December 31, 2014 included in this document beginning on page F-1.

MB FINANCIAL, INC. AND AMERICAN CHARTERED BANCORP, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2015

(In thousands)

	MB Financial	American Chartered	Pro Forma Adjustments		Pro Forma
ASSETS
Cash, cash equivalents and Federal funds sold	$300,245	$121,579	$(100,000)	A	$321,824
Investment securities:
Securities available for sale, at fair value	1,551,238	254,473	—		1,805,711
Securities held to maturity, at amortized cost	1,224,852	279,880	3,764	B	1,508,496
Non-marketable securities—FHLB and FRB stock	91,400	21,000	—		112,400

Total investment securities	2,867,490	555,353	3,764		3,426,607
Loans held for sale	676,020	9,830	—		685,850
Loans	9,389,181	1,994,899	(29,383)	C	11,354,697
Less: Allowance for loan and lease losses	124,626	28,400	(28,400)	D	124,626

Net loans	9,264,555	1,966,499	(983)		11,230,071
Goodwill	711,521	—	213,004	E	924,525
Other intangibles	37,520	—	19,708	F	57,228
Other assets	1,092,750	155,086	(807)	G	1,247,029

Total assets	$14,950,101	$2,808,347	$134,686		$17,893,134

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Non-interest bearing	$4,434,067	$1,126,368	$—		$5,560,435
Interest bearing	6,820,511	1,110,175	(462)	H	7,930,224

Total deposits	11,254,578	2,236,543	(462)		13,490,659
Borrowings	1,221,772	366,847	—		1,588,619
Accrued expenses and other liabilities	410,523	13,869	15,289	I	439,681

Total liabilities	12,886,873	2,617,259	14,827		15,518,959

STOCKHOLDERS' EQUITY
Preferred stock:
Series A	115,280	—	—		115,280
Series D	—	4,352	5,055	J	9,407
Series F	—	24,089	(24,089)	J	—
Common stock	756	89,283	(89,184)	J	855
Additional paid-in capital	1,277,348	—	307,872	J	1,585,220
Retained earnings	702,789	128,610	(135,041)	J	696,358
Accumulated other comprehensive income	20,968	(4,251)	4,251	J	20,968
Treasury stock	(55,258)	(50,995)	50,995	J	(55,258)

Controlling interest stockholders' equity	2,061,883	191,088	119,859		2,372,830
Noncontrolling interest	1,345	—	—		1,345

Total stockholders' equity	2,063,228	191,088	119,859		2,374,175

Total liabilities and stockholders' equity	$14,950,101	$2,808,347	$134,686		$17,893,134

MB FINANCIAL, INC. AND AMERICAN CHARTERED BANCORP, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF
OPERATIONS
For the Nine Months Ended September 30, 2015
(In thousands, except share and per share data)

	MB Financial	American Chartered	Pro Forma Adjustments		Pro Forma
Interest income:
Loans:
Taxable	$298,187	$63,635	$4,975	K	$366,797
Nontaxable	6,716	69	—		6,785
Investment securities:
Taxable	29,591	8,525	(624)	K	37,492
Nontaxable	30,005	251	31	K	30,287
Other interest earning accounts and federal funds sold	208	352	—		560

Total interest income	364,707	72,832	4,382		441,921

Interest expense:
Deposits	14,301	2,072	—		16,373
Borrowings	6,569	2,378	—		8,947

Total interest expense	20,870	4,450	—		25,320

Net interest income	343,837	68,382	4,382		416,601
Provision for credit losses	14,628	—	—		14,628

Net interest income after provision for credit losses	329,209	68,382	4,382		401,973

Non-interest income:
Lease financing, net	60,644	—	—		60,644
Mortgage banking revenue	90,884	1,121	—		92,005
Commercial deposit and treasury management fees	33,572	9,021	—		42,593
Trust and asset management fees	17,468	—	—		17,468
Other operating income	43,900	5,509	—		49,409

Total non-interest income	246,468	15,651	—		262,119

Non-interest expense:
Salaries and employee benefits	258,822	24,905	—		283,727
Occupancy and equipment expense	37,575	7,130	(40)	K	44,665
Computer services and telecommunication expense	26,008	1,315	—		27,323
Other intangibles amortization expense	4,569	—	2,489	K	7,058
Other operating expenses	79,949	10,161	—		90,110

Total other expense	406,923	43,511	2,449		452,883

Income before income taxes	168,754	40,522	1,933		211,209
Income tax expense	53,413	15,827	773	L	70,013

Net income	$115,341	$24,695	$1,160		$141,196
Dividends on preferred shares	6,000	694	(129)	M	6,565

Net income available to common stockholders	$109,341	$24,001	$1,289		$134,631

Earnings per Common Share:
Basic	$1.47	$0.59			$1.60
Diluted	1.45	0.54			1.58
Average Common Shares Outstanding:
Basic	74,478,164	34,539,505	9,883,545	N	84,361,709
Diluted	75,154,585	45,464,083	9,883,545	N	85,038,130

 MB FINANCIAL, INC. AND AMERICAN CHARTERED BANCORP, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF
OPERATIONS
For the Year Ended December 31, 2014
(In thousands, except share and per share data)

	MB Financial	American Chartered	Pro Forma Adjustments		Pro Forma
Interest income:
Loans:
Taxable	$292,028	$81,039	$10,614	K	$383,681
Nontaxable	9,022	102	—		9,124
Investment securities:
Taxable	38,619	9,526	(1,188)	K	46,957
Nontaxable	34,791	344	59	K	35,194
Other interest earning accounts and federal funds sold	688	155	—		843

Total interest income	375,148	91,166	9,485		475,799

Interest expense:
Deposits	17,027	3,176	462	K	20,665
Borrowings	7,298	4,204	—		11,502

Total interest expense	24,325	7,380	462		32,167

Net interest income	350,823	83,786	9,023		443,632
Provision for credit losses	12,052	10,050	—		22,102

Net interest income after provision for credit losses	338,771	73,736	9,023		421,530

Non-interest income:
Lease financing, net	64,310	—	—		64,310
Mortgage banking revenue	46,149	148	—		46,297
Commercial deposit and treasury management fees	34,315	12,355	—		46,670
Trust and asset management fees	21,839	—	—		21,839
Card fees	13,741	2,920	—		16,661
Other operating income	40,951	3,659	—		44,610

Total non-interest income	221,305	19,082	—		240,387

Non-interest expense:
Salaries and employee benefits	255,974	31,764	—		287,738
Occupancy and equipment expense	44,910	9,729	(54)	K	54,585
Computer services and telecommunication expense	31,678	1,714	—		33,392
Other intangibles amortization expense	5,501	—	4,223	K	9,724
Other operating expenses	98,719	21,354	—		120,073

Total other expense	436,782	64,561	4,169		505,512

Income before income taxes	123,294	28,257	4,854		156,405
Income tax expense	37,193	11,067	1,942	L	50,202

Net income	$86,101	$17,190	$2,912		$106,203
Dividends on preferred shares	4,000	3,896	(3,143)	M	4,753

Net income available to common stockholders	$82,101	$13,294	$6,055		$101,450

Earnings per Common Share:
Basic	$1.32	$0.44			$1.41
Diluted	1.31	0.37			1.40
Average Common Shares Outstanding:
Basic	62,012,196	28,958,548	9,883,545	N	71,895,741
Diluted	62,573,406	46,146,051	9,883,545	N	72,456,951

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note 1—Basis of Presentation

        The unaudited pro forma combined condensed consolidated financial information has been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma combined condensed consolidated statements of operations for the year ended December 31, 2014 and nine months ended September 30, 2015, are presented as if the acquisition occurred on January 1, 2014. The unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2015 is presented as if the acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on those dates. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

        Certain historical data of American Chartered has been reclassified on a pro forma basis to conform to MB Financial's classifications.

Note 2—Purchase Price

        Each share of American Chartered common stock that is outstanding immediately prior to the merger, other than shares held by persons who have perfected dissenters' rights under Illinois law and any shares owned by MB Financial or American Chartered, will be converted into the right to receive, subject to the election and the proration and allocation procedures set forth in the merger agreement: (1) cash consideration in the amount of $9.30 or (2) stock consideration consisting of 0.2732 shares of MB Financial common stock, with cash paid in lieu of fractional MB Financial shares determined by multiplying the fractional MB Financial share amount by the average closing sale price of MB Financial common stock for the five full trading days ending on the day preceding the merger closing date. Holders of American Chartered common stock also can elect to receive a combination of the cash consideration and stock consideration for their shares, subject to the proration and allocation procedures.

        The holders of American Chartered preferred stock have the right, pursuant to the terms of the American Chartered preferred stock and the merger agreement, to elect to receive the same consideration in the merger as the holders of American Chartered common stock (including the right to elect to receive the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement). In the case of American Chartered Series D preferred stock, this right is based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock would otherwise then be convertible. Any share of American Chartered preferred stock that has not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock as described above, will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock.

        Concurrent with the execution of the merger agreement, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock and waived any rights that such holder might otherwise have had to receive shares of preferred stock of MB Financial in the merger. For presentation purposes in these unaudited pro forma combined condensed consolidated financial statements, it is assumed that none of the outstanding shares of American Chartered Series D preferred stock are converted into American Chartered common stock prior to the merger or converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock but are instead converted into the right to receive, on a share for share basis, shares of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock.

        The holder of each vested American Chartered stock option that is outstanding immediately prior to the merger will have the right to elect to receive, for the holder's "net option shares," the cash consideration, the stock consideration or a combination of both, subject to the proration and allocation provisions of the merger agreement. The number of "net option shares" per vested option will be determined by dividing (A) (i) the excess, if any, of $9.30 over the per share exercise price of the option, multiplied by (ii) the number of shares subject to the option, by (B) $9.30. Each unvested American Chartered stock option that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into the right to receive an option to purchase shares of MB Financial common stock, with adjustments to the number of shares underlying the option (determined by multiplying the pre-merger number of option shares by 0.2732, and rounding down to the nearest whole number of shares of MB Financial common stock) and the per share exercise price of the option (determined by dividing the pre-merger exercise price by 0.2732, and rounding up to the nearest whole cent). Each American Chartered restricted stock award that is outstanding immediately prior to the merger will be assumed by MB Financial and converted into an MB Financial restricted stock award, with an adjustment to the number of shares subject to the award (determined by multiplying the pre-merger number of shares subject to the award by 0.2732, and rounding up to the nearest whole share of MB Financial common stock).

        The merger agreement provides that the aggregate cash consideration that will be paid for shares of American Chartered stock and for the net option shares is $100.0 million, with the remaining consideration consisting of shares of MB Financial common stock. If American Chartered shareholders and holders of vested American Chartered stock options elect to receive more of one form of consideration than is available, the available amount will be allocated ratably among the American Chartered shareholders and vested option holders electing to receive that form of consideration, and those shareholders and vested option holders will receive the other form of consideration for the balance of their shares and net option shares, as applicable. The only exception to this is that holders of American Chartered Series D preferred stock who have made a cash election with respect to shares of American Chartered Series D preferred stock will receive the cash consideration for all of such shares (based on the number of shares of American Chartered common stock into which each share of American Chartered Series D preferred stock is then otherwise convertible), regardless of the elections of other shareholders and vested option holders.

        It is expected that the aggregate consideration mix will consist of approximately 77% MB Financial stock and 23% cash, and that MB Financial will issue approximately 9.9 million shares of common stock in the merger, resulting in approximately 83.7 million shares of MB Financial common stock outstanding after the merger.

Note 3—Allocation of Purchase Price of American Chartered

        Under the acquisition method of accounting, American Chartered's assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the transaction and to adjust American Chartered's assets and liabilities to their estimated fair values at September 30, 2015.

(in thousands)
Purchase Price of American Chartered:
Market value of MB Financial common stock at $31.16 per share as of January 4, 2016	$307,971
Market value of MB Financial preferred stock as converted, at $31.16 per common share as of January 4, 2016	9,407
Cash to be paid	100,000

Total purchase price	$417,378

Historical net assets of American Chartered as of September 30, 2015	$191,088
Fair value adjustments as of September 30, 2015:
Investment securities	3,764
Loans	(29,383)
Elimination of American Chartered's allowance for loan losses	28,400
Premises and equipment	(807)
Goodwill	213,004
Core deposit intangibles	19,708
Interest bearing deposits	462
Deferred taxes on purchase accounting adjustments	(8,858)

$417,378

        All of the other asset and liability categories not included in the table above are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes.

        Any change in the price of MB Financial common stock would change the purchase price allocated to goodwill. The following table presents the sensitivity of the purchase price and resulting goodwill to changes in the price of MB Financial common stock of $31.16, the closing price of MB Financial common stock on January 4, 2016:

(in thousands)	Purchase Price	Goodwill
Up 30%	$512,592	$308,218
Up 20%	480,854	276,480
Up 10%	449,117	244,743
As presented in pro forma financial information	417,378	213,004
Down 10%	385,641	181,267
Down 20%	353,903	149,529
Down 30%	322,165	117,791

        The following pro forma adjustments are reflected in the unaudited pro forma condensed combined consolidated financial information:

  A.
  Cash portion of the purchase price to be paid in the amount of $100.0 million.

  B.
  Fair value adjustment on held-to-maturity investment securities to be accreted using the 150% declining balance method over a five-year weighted average remaining life of the investment securities. This interest rate fair value adjustment was determined based on quoted prices for similar investment securities or other observable market data.

  C.
  Fair value adjustment on loans which includes a $38.4 million discount to adjust for credit deterioration of the acquired portfolio and a $9.0 million premium to reflect current interest rates and spreads resulting in a net discount of $29.4 million, of which $28.3 million is to be accreted using the 150% declining balance method over a four-year weighted average remaining life of the acquired portfolio. The interest rate fair value adjustment was determined based on the present value of estimated future cash flows of the loans to be acquired, discounted using a weighted average market rate. The credit fair value adjustment was determined based on assigned risk ratings and the present value of estimated expected cash flows (including the estimated fair value of loan collateral).

  D.
  Elimination of American Chartered's allowance for loan losses.

  E.
  Estimate of goodwill. See the purchase price allocation above for calculation.

  F.
  Estimate of core deposit intangible asset to be amortized using the 150% declining balance method over a seven-year average useful life. This asset was determined based on the present value of the estimated future cash flows of core deposits discounted using a weighted average market rate.

  G.
  Fair value adjustment on premises and equipment to be accreted using the straight line method over a 15- year weighted average remaining life of the premises and equipment.

  H.
  Fair value adjustment on interest bearing deposits to be amortized using the 150% declining balance method over a one-year weighted average remaining life of the deposits.

  I.
  Net deferred tax liability based on the fair value adjustments that are not tax deductible using a tax rate of 40%. Also includes an increase in liabilities for estimated transaction costs, primarily professional fees, of $8,951 and a decrease in liabilities of $2,520 related to the taxes on the estimated transaction costs.

  J.
  Elimination of American Chartered's stockholders' equity and the issuance of MB Financial shares in the merger. It is assumed that none of the outstanding shares of American Chartered Series D preferred stock are converted into American Chartered common stock prior to the merger or converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock, and that shares of MB Financial preferred stock are issued. The fair value of the MB Financial preferred stock was estimated as if it were converted into MB Financial common stock. Also includes a decrease in retained earnings for estimated transaction costs, primarily professional fees, of $6,431, net of tax.

  K.
  See Note 4 for the estimated amortization/accretion adjustments included in the unaudited pro forma combined condensed consolidated statements of operations.

  L.
  Taxes were adjusted for pro forma purposes at a 40% rate for statements of operations adjustments.

  M.
  Elimination of American Chartered's dividends on preferred stock and addition of MB Financial's dividends on newly issued preferred stock in connection with the merger.

  N.
  Shares assumed to be issued by MB Financial in the merger.

Note 4—Estimated Amortization/Accretion of Acquisition Accounting Adjustments

        For purposes of determining the pro forma effect of the merger on the statements of operations, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2014 (in thousands):

	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Yield adjustment for interest income on investment securities	$(593)	$(1,129)
Yield adjustment for interest income on loans(1)	4,975	10,614
Yield adjustment for interest expense on interest bearing deposits	—	(462)
Accretion of premises and equipment adjustment	40	54
Amortization of core deposit intangible	(2,489)	(4,223)

Total adjustments	1,933	4,854
Tax effect on pro forma adjustments	773	1,942

Total adjustments, net of tax	$1,160	$2,912

(1)
Includes accretion for interest rate fair value adjustment.

        The following table presents the estimated accretion (amortization) of the acquisition accounting adjustments reflected in the unaudited pro forma combined condensed consolidated financial information on the future pre-tax net income of MB Financial after the merger with American Chartered as if the acquisition occurred as of January 1, 2014 (in thousands):

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Yield adjustment for interest income on investment securities	$(1,129)	$(791)	$(615)	$(615)	$(614)	$—	$—
Yield adjustment for interest income on loans(1)	10,614	6,634	5,528	5,528	—	—	—
Yield adjustment for interest expense on interest bearing deposits	(462)	—	—	—	—	—	—
Accretion of premises and equipment adjustment	54	54	54	54	54	54	54
Amortization of core deposit intangible	(4,223)	(3,318)	(2,607)	(2,390)	(2,390)	(2,390)	(2,390)

Total adjustments	$4,854	$2,578	$2,360	$2,577	$(2,950)	$(2,336)	$(2,336)

(1)
Includes accretion for interest rate fair value adjustment.

Note 5—Estimated Merger Costs

        The table below reflects MB Financial's current estimate of the aggregate estimated merger costs of $20.3 million (net of $11.7 million of taxes, computed using the combined federal and state tax rate of 40%) expected to be incurred in connection with the merger, which are excluded from the pro forma financial statements. It is expected that these costs will be recognized over time. The current estimates of these costs, primarily comprised of anticipated cash charges, are as follows (in thousands):

Professional fees	$8,951	(1)
Change of control, severance and retention plan payments	15,550
Data processing, termination and conversion	2,500
Lease termination costs	5,000

Pre-tax merger costs	32,001
Taxes	11,740

Total merger costs	$20,261

(1)
A portion of this amount is not tax deductible.

        MB Financial's cost estimates are forward-looking. While the costs represent MB Financial's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration following consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        The following summary describes generally the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of American Chartered common stock and American Chartered preferred stock (which we refer to together as "American Chartered stock") who exchange shares of American Chartered stock for the merger consideration or preferred stock merger consideration. We collectively refer to MB Financial common stock and any shares of MB Financial preferred stock issued as preferred stock merger consideration as "MB Financial stock." This discussion is based upon current provisions of the Internal Revenue Code, the U.S. Treasury Regulations promulgated thereunder, judicial decisions and published positions of the Internal Revenue Service ("IRS"), all as in effect as of the date of this document, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

        This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of American Chartered stock in light of their particular facts and circumstances. This discussion addresses only U.S. holders of American Chartered stock that hold their American Chartered stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not address any tax consequences of the merger under state, local or non-U.S. laws, any federal laws other than those pertaining to income tax, nor does it address any considerations under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto). This discussion does not address considerations that may be relevant to particular holders of American Chartered stock in light of their individual circumstances or to holders American Chartered stock that are subject to special rules, including, without limitation, holders that are:

  •
  non-U.S. holders;

  •
  banks and other financial institutions;

  •
  subchapter S corporations, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities and investors therein;

  •
  retirement plans;

  •
  individual retirement accounts or other tax-deferred accounts;

  •
  holders who are liable for the alternative minimum tax;

  •
  insurance companies;

  •
  mutual funds;

  •
  tax-exempt entities;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  persons that hold American Chartered stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  certain former citizens or former long-term residents of the United States;

  •
  U.S. holders whose "functional currency" is not the U.S. dollar;

  •
  "controlled foreign corporations";

  •
  "passive foreign investment companies";

  •
  holders that exercise dissenters' rights;

  •
  holders that hold (or that held, directly or constructively, at any time during the five year period ending on the date of the disposition of such holder's American Chartered stock pursuant to the merger) 5% or more of the American Chartered stock; and

  •
  holders who acquired their shares of American Chartered stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds American Chartered stock, the tax treatment of a person treated as a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as partners in partnerships holding shares of American Chartered stock should consult their own tax advisors about the tax consequences of the merger to them.

        ALL HOLDERS OF AMERICAN CHARTERED STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of shares of American Chartered stock that is, for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

Treatment of the Merger as a "Reorganization"

        The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by American Chartered and MB Financial of opinions from Wachtell, Lipton, Rosen & Katz and Silver, Freedman, Taff & Tiernan LLP, respectively, each dated and based on the facts and law existing as of the closing date of the merger, that for U.S. federal income tax purposes the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based upon representation letters provided by American Chartered and MB Financial and upon customary factual assumptions, as well as certain covenants and undertakings of American Chartered and MB Financial. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected, and the U.S. federal income tax consequences of the merger could differ materially from those described below. Neither MB Financial nor American Chartered has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the merger, and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in such opinions or below.

        The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of MB Financial or American Chartered. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

        Assuming the receipt and accuracy of the opinions described above, the material U.S. federal income tax consequences of the merger to U.S. holders will be as follows:

  Holders who Receive Solely MB Financial Stock

        A holder of American Chartered stock who exchanges all of its American Chartered stock solely for shares of MB Financial stock will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of MB Financial stock. The aggregate tax basis of the shares of MB Financial stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate tax basis in the American Chartered stock surrendered. The holding period of the MB Financial stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the American Chartered stock surrendered.

  Holders who Receive Solely Cash

        The exchange of American Chartered stock solely for cash generally will result in recognition of gain or loss by the holder in an amount equal to the difference between the amount of cash received and the holder's tax basis in the American Chartered stock surrendered. The gain or loss recognized will be long-term capital gain or loss if, as of the date of the exchange, the holder's holding period for the American Chartered stock surrendered exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns MB Financial stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such holder may have dividend income up to the amount of the cash received. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the "extraordinary dividend" provisions of the Internal Revenue Code.

  Holders who Receive a Combination of Shares of MB Financial Stock and Cash

  •
  A U.S. holder who receives a combination of shares of MB Financial stock and cash (other than cash received in lieu of fractional shares of MB Financial stock) in exchange for shares of American Chartered stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the MB Financial stock and cash received by a U.S. holder of American Chartered stock exceeds such U.S. holder's adjusted tax basis in its American Chartered stock surrendered and (ii) the amount of cash received by such U.S. holder of American Chartered stock (in each case excluding any cash received in lieu of fractional shares in MB Financial stock, which will be treated as discussed below);

  •
  the aggregate tax basis of the MB Financial stock received by a U.S. holder of American Chartered stock in the merger (including any fractional shares of MB Financial stock deemed received and exchanged for cash, as described below) will be the same as the aggregate tax basis of the American Chartered stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share of MB Financial stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share in MB Financial stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under "—Potential Recharacterization of Gain as a Dividend"); and

  •
  the holding period of MB Financial stock received in exchange for shares of American Chartered stock (including fractional shares of MB Financial stock deemed received and exchanged for cash, as described below) will include the holding period of the American Chartered stock for which it is exchanged.

        If a U.S. holder of American Chartered stock acquired different blocks of American Chartered stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of American Chartered stock, and such U.S. holder's tax basis and holding period in its shares of MB Financial stock may be determined with reference to each block of American Chartered stock. U.S. holders should consult their own tax advisors with regard to identifying the tax bases or holding periods of the particular shares of MB Financial stock received in the merger.

Potential Recharacterization of Gain as a Dividend

        Any gain recognized by a U.S. holder of American Chartered stock in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held its shares of American Chartered stock surrendered for more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. However, in some cases, if a holder actually or constructively owns MB Financial stock other than MB Financial stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of American Chartered stock, including the application of certain constructive ownership rules, holders of American Chartered stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Cash in Lieu of a Fractional Share of MB Financial Stock

        A U.S. holder of American Chartered stock who receives cash in lieu of a fractional share of MB Financial stock will generally be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by MB Financial. As a result, such U.S. holder of American Chartered stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis in its fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the U.S. holder's holding period for the relevant share is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        Payments of cash, including cash received in lieu of a fractional share of MB Financial stock, to a U.S. holder of American Chartered stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) unless the U.S. holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding. Holders exempt from backup withholding may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding or otherwise avoid possible erroneous backup withholding. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        A U.S. holder of American Chartered stock who receives MB Financial stock as a result of the merger may be required to retain records pertaining to the merger. Each U.S. holder of American Chartered stock who is required to file a U.S. federal income tax return and who is a "significant holder" that receives MB Financial stock in the merger will be required to file a statement with such U.S. federal income tax return for the year in which the merger is completed in accordance with Treasury Regulations Section 1.368-3(b). Such statement must set forth the fair market value, determined immediately before the exchange, of all the American Chartered stock exchanged pursuant to the merger, and the holder's adjusted tax basis, determined immediately before the exchange, in its American Chartered stock. A "significant holder" is a holder of American Chartered stock who, immediately before the merger, owned at least 1% of the outstanding stock of American Chartered or securities of American Chartered with a basis for federal income taxes of at least $1.0 million.

        This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

 INFORMATION ABOUT MB FINANCIAL AND AMERICAN CHARTERED

MB Financial

        MB Financial, headquartered in Chicago, Illinois, is a financial holding company with banking offices located primarily in the Chicago area. MB Financial's primary market is the Chicago metropolitan area, in which it currently operates 80 banking offices and approximately 123 ATMs through its bank subsidiary, MB Financial Bank. Through MB Financial Bank, MB Financial offers a broad range of financial services primarily to small and middle-market businesses and individuals in the markets that it serves. MB Financial's primary business segments include banking, leasing and mortgage banking. As of September 30, 2015, on a consolidated basis, MB Financial had total assets of $14.95 billion, deposits of $11.3 billion, stockholders' equity of $2.1 billion, and client assets under management of $3.7 billion in its Wealth Management Group (including $2.6 billion in its trust department and $1.1 billion in its majority-owned asset management firm, Cedar Hill Associates LLC).

        MB Financial's principal office is located at 800 West Madison Street, Chicago, Illinois 60607, and its telephone number is (888) 422-6562. MB Financial's common stock is listed on the NASDAQ Global Select Market under the symbol "MBFI."

        Additional information about MB Financial and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."

American Chartered

        American Chartered is a bank holding company headquartered in Schaumburg, Illinois, a suburb of Chicago, and derives substantially all of its revenue from its wholly-owned subsidiary, American Chartered Bank. At September 30, 2015, on a consolidated basis, American Chartered had assets of $2.8 billion, deposits of $2.2 billion and shareholders' equity of $191.1 million.

        American Chartered's operations consist of commercial banking, commercial real estate lending, asset-based lending and retail banking. In addition to American Chartered's lending activities, it offers deposit products, such as checking, savings and money market accounts, as well as time deposits, through 15 branches located in the Chicago area and through its on-line banking channel.

        American Chartered's principal office is located at 20 North Martingale Road, Schaumburg, Illinois 60173, and its telephone number is (847) 407-2300.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF AMERICAN CHARTERED'S FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of American Chartered's consolidated financial condition at September 30, 2015, December 31, 2014 and December 31, 2013 and results of operations for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014, and 2013 and should be read in conjunction with American Chartered's consolidated financial statements and notes thereto presented in this proxy statement/prospectus beginning on page F-1.

Critical Accounting Policies

        American Chartered's consolidated financial statements are prepared in conformity with GAAP and follow general practices within the industries in which American Chartered operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. American Chartered's management believes the following policies are both important to the portrayal of its financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

        Allowance for Loan Losses.    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance methodology is consistent for each portfolio segment.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. Management estimates the allowance balance required based on past loan loss experience, information about specific borrower and loan situations, estimated collateral values, economic and other factors. Loans considered impaired are individually analyzed for impairment and required reserves are estimated for each impaired loan. A loan is considered impaired when full payment under the loan terms is not expected. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impaired amounts are generally calculated using the fair value of the collateral for the loan. Troubled debt restructurings are considered to be collateral dependent; the loans are reported at the fair value of the collateral.

        For troubled debt restructurings that subsequently default, American Chartered determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses. Individual loan relationships under $250,000 that may be impaired are not individually analyzed for impairment amount but are grouped into pools by primary collateral type and assigned loss factors based on historical loss rates on similar pools.

        The general component of the reserve covers non-impaired loans and is based on historical loss experience adjusted for current factors. Non-impaired loans are grouped into pools by loan risk ratings and each pool is further segmented by primary collateral type. Loss rates are determined based on historical loss rates and applied to each loan pool using a loss migration analysis. The loss migration analysis tracks the loss experience for pools of loans over a period of time. Historical loss rates consider the most recent 60 months. The estimated reserve required based on historical loss rates are then considered for adjustment based on current qualitative and economic factors that management believes may cause future loss experiences to differ from actual historical loan loss experience. Management's assessment of the impact of current qualitative and economic factors is analyzed by primary collateral support. The key qualitative and economic factors considered include lending policies and procedures, national and local economic and business conditions, nature and volume of the loan portfolio, experience of lending staff and management, volume and severity of past due and classified loans, quality of the loan review system, concentration of credit and other external factors. Although allocations of the allowance may be made for specific loans and loan portfolio segments, the entire allowance is available for any loan or loan portfolio segment that in management's judgment should be charged off. Management believes it has established an allowance for probable loan losses as appropriate under GAAP.

        Securities.    American Chartered classifies its debt securities as held to maturity when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities classified as held to maturity are recorded at cost or amortized cost. Available for sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss). Fair value calculations are based on quoted market prices when such prices are available. If quoted market prices are not available, estimates of fair value are calculated based on market prices of similar securities. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these securities could differ from the estimated amounts, thereby affecting American Chartered's financial position, results of operations and cash flows. If the estimated value of a security is less than the cost or amortized cost, American Chartered evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the security. If such an event or change has occurred and American Chartered determines that the impairment is other-than-temporary, American Chartered expenses the impairment of the security in the period in which the event or change occurred.

        Interest income includes amortization of purchase premium or accretion of discount. Premiums and discounts are recognized in interest income using the level-yield method without anticipating prepayments except for mortgage-backed and collateralized mortgage obligation securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

        Income Taxes.    Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of American Chartered's assets and liabilities and expected benefits of operating loss carryforwards and credit carryforwards. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Changes in enacted tax rates and laws are reflected in the financial statements in the periods in which they occur.

        American Chartered recognizes a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, including resolution of the related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not"

test, no tax benefit is recorded. American Chartered recognizes interest and penalties related to income tax matters in income tax expense.

        Fair Value.    Fair values of impaired loans, other real estate owned, and other financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note in American Chartered's audited consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

        Recent Accounting Pronouncements.    In January 2014, the Financial Accounting Standards Board (referred to as the "FASB") amended existing guidance to clarify when a creditor should derecognize a loan receivable and recognized collateral asset. An in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendment requires interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This amendment was effective for interim and annual reporting periods beginning after December 15, 2014. The adoption of this standard did not have a material impact on American Chartered's results of operation or financial position.

        In May 2014, the FASB issued an update (ASU No. 2014-09, Revenue from Contracts with Customers) creating FASB Topic 606, Revenue from Contracts with Customers. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides steps to follow to achieve the core principle. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. American Chartered is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

        On January 5, 2016, the FASB issued an update (ASU No. 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Liabilities). The new guidance is intended to improve the recognition and measurement of financial instruments by requiring: equity investments (other than equity method or consolidation) to be measured at fair value with changes in fair value recognized in net income; public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as "own credit") when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for private companies for fiscal years beginning after December 15, 2018. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies from having to disclose fair value information about financial instruments measured at amortized cost. American Chartered is currently evaluating the impact of adopting the new guidance on its consolidated financial statements.

General

        American Chartered derives substantially all its revenues and income from the operations of its principal subsidiary, American Chartered Bank. American Chartered Bank is a commercial bank focused on serving Chicago's middle-market and emerging middle-market business community and operates 15 banking offices.

        The profitability of American Chartered's operations depends primarily on its net interest income after provision for loan losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for loan losses. The provision for loan losses is dependent on changes in American Chartered's loan portfolio and management's assessment of the collectability of American Chartered's loan portfolio as well as prevailing economic and market conditions. American Chartered's net income is also affected by non-interest income, non-interest expense and income tax expense, as well as dividends on preferred shares that reduce net income available to common stockholders.

Net Income

        American Chartered had net income and net income available to common stockholders of $24.7 million and $24.0 million, respectively, for the nine months ended September 30, 2015 compared to net income and net income available to common stockholders of $11.5 million and $8.1 million, respectively, for the nine months ended September 30, 2014. Fully diluted earnings per common share were $0.54 for the nine months ended September 30, 2015 compared to $0.25 for the nine months ended September 30, 2014.

        The increase in earnings from the nine months ended September 30, 2014 to the nine months ended September 30, 2015 was primarily due to reduced costs associated with other real estate owned and troubled credit, including no provision for loan losses during the 2015 period, gains on sales of loans and net gains on sales of other real estate owned offset by a decline in net gain on sale of securities, and an increase in net interest income.

        American Chartered had net income and net income available to common stockholders of $17.2 million and $13.3 million, respectively, for the year ended December 31, 2014 compared to net income and net income available to common stockholders of $7.6 million and $3.0 million, respectively, for the year ended December 31, 2013. Fully diluted earnings per common share were $0.37 for the year ended December 31, 2014 compared to $0.10 for 2013.

        The increase in earnings from the year ended December 31, 2013 to the year ended December 31, 2014 was primarily due to reduced provisions for loan losses, an increase in net interest income and losses during 2013 on transfer of available-for-sale securities to trading and on sales of other real estate owned.

Net Interest Income

        The following tables present, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the related yields, as well as the interest expense on average interest bearing liabilities, and the related costs, expressed both in dollars and rates (dollars in thousands). The tables below and the discussion that follows contain presentations of net interest income and net interest margin on a tax-equivalent basis, which is adjusted for the tax-favored status of income from certain loans and investments. American Chartered believes this measure to be the preferred industry measurement of net interest income, as it provides a relevant comparison between taxable and non-taxable amounts. Reconciliations of net interest income and net interest margin on a tax-equivalent basis to net interest income and net interest margin in accordance with GAAP are provided in the tables.

	Nine Months Ended September 30,
	2015			2014
(dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:
Loans held for sale	$6,025	$161	3.58%	$296	$10	4.29%
Loans(1)(2)	1,933,689	63,464	4.39	1,786,241	60,103	4.50
Loans exempt from federal income taxes(3)	3,977	120	4.05	3,523	115	4.38
Securities(3)	504,478	7,567	2.01	492,765	7,833	2.13
Other earning investments(6)	29,056	1,336	6.15	17,408	(212)	(1.63)
Other interest earning deposits	163,536	352	0.29	34,539	82	0.32

Total interest earning assets	2,640,761	$73,000	3.70	2,334,772	$67,931	3.89
Non-interest earning assets	157,196			167,950

Total assets	$2,797,957			$2,502,722

Interest Bearing Liabilities:
Deposits:
NOW and money market deposit	$800,284	$1,005	0.17%	$809,585	$992	0.16%
Savings deposit	102,541	194	0.25	76,332	111	0.19
Time deposits	185,966	873	0.63	238,079	1,352	0.76
Short-term borrowings	366,882	349	0.13	149,760	154	0.14
Long-term borrowings and junior subordinated debentures	64,750	2,029	4.19	76,405	3,214	5.62

Total interest bearing liabilities	1,520,423	$4,450	0.39	1,350,161	$5,823	0.58

Non-interest bearing deposits	1,086,538			984,152
Other non-interest bearing liabilities	15,198			13,486
Stockholders' equity	175,798			154,923

Total liabilities and stockholders' equity	$2,797,957			$2,502,722

Net interest income/interest rate spread(4)		$68,550	3.31%		$62,108	3.31%
Less: taxable equivalent adjustment		168			174

Net interest income, as reported		$68,382			$61,934

Net interest margin(5)			3.46%			3.55%

Tax equivalent effect			0.01%			0.01%

Net interest margin on a fully tax equivalent basis(5)			3.47%			3.56%

(1)
Non-accrual loans are included in average loans.

(2)
Interest income includes amortization of net deferred loan origination fees and costs.

(3)
Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)
Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)
Other earning investments include investments in limited partnerships and the distributions from those partnerships.

        Net interest income on a fully tax equivalent basis increased $6.4 million during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. The increase in net interest income was primarily due to an increase in loan volume, an increase in income from other earning investments and a decrease in interest expense for long-term borrowings and junior subordinated debentures, partially offset by lower loan yields. Interest expense on long-term borrowings and junior subordinated debentures declined due to the repayment of $15.5 million of subordinated notes by American Chartered Bank in September 2014. The net interest margin, expressed on a fully tax equivalent basis, was 3.47% for the nine months ended September 30, 2015 and 3.56% for the nine months ended September 30, 2014. The decrease in the margin was due to declines in yields on loans and investment securities.

	Year Ended December 31,
	2014			2013
(dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest Earning Assets:
Loans held for sale	$301	$13	4.19%	$652	$24	3.73%
Loans(1)(2)	1,805,476	81,026	4.49	1,674,906	78,889	4.71
Loans exempt from federal income taxes(3)	3,525	153	4.34	2,416	140	5.77
Securities(3)	493,442	10,425	2.11	513,993	8,422	1.64
Other earning investments(6)	18,440	(373)	(2.02)	14,696	(545)	(3.71)
Other interest earning deposits	50,097	155	0.31	37,093	135	0.36

Total interest earning assets	2,371,281	$91,399	3.85	2,243,756	$87,065	3.88
Non-interest earning assets	166,666			162,923

Total assets	$2,537,947			$2,406,679

Interest Bearing Liabilities:
Deposits:
NOW and money market deposit	$810,148	$1,331	0.16%	$834,470	$1,394	0.17%
Savings deposit	79,632	163	0.20	52,549	45	0.09
Time deposits	227,011	1,682	0.74	299,055	4,236	1.42
Short-term borrowings	165,515	224	0.14	110,727	398	0.36
Long-term borrowings and junior subordinated notes	73,701	3,980	5.40	75,981	4,532	5.96

Total interest bearing liabilities	1,356,007	$7,380	0.54	1,372,782	$10,605	0.77

Non-interest bearing deposits	1,011,502			871,326
Other non-interest bearing liabilities	13,685			12,336
Stockholders' equity	156,753			150,235

Total liabilities and stockholders' equity	$2,537,947			$2,406,679

Net interest income/interest rate spread(4)		$84,019	3.31%		$76,460	3.11%
Less: taxable equivalent adjustment		233			228

Net interest income, as reported		$83,786			$76,232

Net interest margin(5)			3.53%			3.40%

Tax equivalent effect			0.01%			0.01%

Net interest margin on a fully tax equivalent basis(5)			3.54%			3.41%

(1)
Non-accrual loans are included in average loans.

(2)
Interest income includes amortization of net deferred loan origination fees and costs.

(3)
Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.

(4)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(5)
Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)
Other earning investments include investments in limited partnerships and the distributions from those partnerships.

        Net interest income on a fully tax equivalent basis increased $7.6 million during the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase in net interest income was due to an increase in loan volume, higher yields on investment securities, and a decrease in interest expense for time deposits, partially offset by lower loan yields. The net interest margin, expressed on a fully tax equivalent basis, was 3.54% for 2014 and 3.41% for 2013. The increase in the margin was due to an increase in loans as a percentage of earning assets and declines in time deposits.

Volume and Rate Analysis of Net Interest Income

        The following table presents the extent to which changes in volume and interest rates of interest earning assets and interest bearing liabilities have affected interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior period rate), (ii) changes attributable to changes in rates (changes in rates multiplied by prior period volume) and (iii) change attributable to a combination of changes in rate and volume (change in rates multiplied by the changes in volume) (in thousands). Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate (dollars in thousands).

	Nine Months Ended September 30,
	2015 Compared to 2014
	Change Due to Volume	Change Due to Rate	Total Change
Interest Earning Assets:
Loans held for sale	$184	$(33)	$151
Loans	4,961	(1,600)	3,361
Loans exempt from federal income taxes(1)	15	(10)	5
Securities(1)	186	(452)	(266)
Other earning investments	(141)	1,689	1,548
Other interest bearing deposits	305	(35)	270

Total increase in interest income	5,510	(441)	5,069
Interest Bearing Liabilities:
Deposits
NOW and money market deposit accounts	(11)	24	13
Savings deposits	38	45	83
Time deposits	(296)	(183)	(479)
Short-term borrowings	223	(28)	195
Long-term borrowings and junior subordinated debentures	(490)	(695)	(1,185)

Total decrease in interest expense	(536)	(837)	(1,373)

Total increase in net interest income	$6,046	$396	$6,442

(1)
Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% rate.

	Year Ended December 31,
	2014 Compared to 2013
	Change Due to Volume	Change Due to Rate	Total Change
Interest Earning Assets:
Loans held for sale	$(13)	$2	$(11)
Loans	6,149	(4,012)	2,137
Loans exempt from federal income taxes(1)	64	(51)	13
Securities(1)	(337)	2,340	2,003
Other earning investments	(139)	311	172
Other interest bearing deposits	48	(28)	20

Total increase in interest income	5,772	(1,438)	4,334
Interest Bearing Liabilities:
Deposits
NOW and money market deposit accounts	(41)	(22)	(63)
Savings deposits	23	95	118
Time deposits	(1,020)	(1,534)	(2,554)
Short-term borrowings	197	(371)	(174)
Long-term borrowings and junior subordinated debentures	(136)	(416)	(552)

Total decrease in interest expense	(977)	(2,248)	(3,225)

Total increase in net interest income	$6,749	$810	$7,559

(1)
Non-taxable loan and investment income is presented on a fully tax equivalent basis assuming a 35% rate.

Non-interest Income

	Nine Months Ended
	September 30, 2015	September 30, 2014	Increase/ (Decrease)	Percentage Change
Non-interest income (in thousands):
Service charges on deposit accounts	$9,858	$10,064	$(206)	(2.0)%
Gain on sale of loans	1,121	87	1,034	1,188.5
Net gain on sale of securities	411	882	(471)	(53.4)
Net gain (loss) on sales of other real estate owned	1,781	(303)	2,084	687.8
Increase in cash surrender value of Bank-owned life insurance	928	923	5	0.5
Other fees and commissions	3,333	2,627	706	26.9

Total non-interest income	$17,432	$14,280	$3,152	22.1%

        Non-interest income increased by $3.2 million, or 22.1%, for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

  •
  American Chartered had net gains of $1.8 million on the sale of other real estate owned for the nine months ended September 30, 2015 compared to net losses of $303 thousand for the nine months ended September 30, 2014.

  •
  Gain on sale of loans increased due to significantly higher residential mortgage origination activity.

  •
  Other fees and commissions increased primarily due to trading revenue from interest rate swap contracts.

	Year Ended
	December 31, 2014	December 31, 2013	Increase/ (Decrease)	Percentage Change
Non-interest income (in thousands):
Service charges on deposit accounts	$13,501	$13,182	$319	2.40%
Gain on sale of loans	148	254	(106)	(41.7)
Net gain on sale of securities	882	63	819	1,300.0
Loss on transfer of available-for-sale security to trading	—	(1,050)	1,050	100.0
Net loss on sales of other real estate owned	(115)	(1,606)	1,491	92.8
Increase in cash surrender value of Bank-owned life insurance	1,234	1,115	119	10.7
Other fees and commissions	3,317	3,439	(122)	(3.5)

Total non-interest income	$18,967	$15,397	$3,570	23.2%

        Non-interest income increased by $3.6 million, or 23.2%, for the year ended December 31, 2014 compared to the year ended December 31, 2013.

  •
  American Chartered had net losses of $115 thousand on the sale of other real estate owned for the year ended December 31, 2014 compared to net losses of $1.6 million for the year ended December 31, 2013.

  •
  In 2013, American Chartered changed the classification of an investment security to trading as it intended it sell the security due to a new regulation. The transfer of the security from available-for-sale to trading was accounted for at fair value and the previously unrealized holding loss of $1.1 million was recognized in earnings. The security was sold during the first quarter of fiscal 2014 for a gain on sale of $660 thousand which is reflected in the net gain on sale of securities.

Non-interest Expenses

	Nine Months Ended
	September 30, 2015	September 30, 2014	Increase/ (Decrease)	Percentage Change
Non-interest expenses (in thousands):
Salaries and employee benefits	$24,905	$23,757	$1,148	4.8%
Occupancy expense	4,917	4,896	21	0.4
Furniture and equipment expense	2,213	2,441	(228)	(9.3)
Advertising and public relations	1,931	1,577	354	22.4
Professional fees	1,831	1,633	198	12.1
FDIC insurance fees	1,240	1,537	(297)	(19.3)
Loan collections	1,579	2,544	(965)	(37.9)
Valuation allowance for loss on other real estate owned	1,291	4,614	(3,323)	(72.0)
Data processing fees	825	788	37	4.7
Other real estate owned expenses	529	1,553	(1,024)	(65.9)
Other expense	4,031	4,115	(84)	(2.0)

Total non-interest expenses	$45,292	$49,455	$(4,163)	(8.4)%

        Non-interest expenses decreased by $4.2 million, or 8.4%, for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

  •
  Valuation allowance for loss on other real estate owned declined due to fewer properties held as other real estate owned and the stabilization of prices in certain markets.

  •
  Declines in other real estate owned expenses are the result of fewer properties held as other real estate owned.

  •
  Declines in loan collection expenses are due to lower levels of non-performing loans.

  •
  The increase in salaries and employee benefits is due to higher incentive pay as a result of increased production and improvement in earnings.

	Year Ended
	December 31, 2014	December 31, 2013	Increase/ (Decrease)	Percentage Change
Non-interest expenses (in thousands):
Salaries and employee benefits	$31,764	$31,366	$398	1.3%
Occupancy expense	6,517	6,359	158	2.5
Furniture and equipment expense	3,212	3,371	(159)	(4.7)
Advertising and public relations	2,261	1,920	341	17.8
Professional fees	2,205	2,108	97	4.6
FDIC insurance fees	2,008	2,129	(121)	(5.7)
Loan collections	2,954	2,855	99	3.5
Valuation allowance for loss on other real estate owned	5,020	3,326	1,694	50.9
Data processing fees	1,047	1,072	(25)	(2.3)
Other real estate owned expenses	2,019	3,539	(1,520)	(42.9)
Other expense	5,443	5,160	283	5.5

Total non-interest expenses	$64,450	$63,205	$1,245	2.0%

        Non-interest expenses increased by $1.2 million, or 2.0%, for the year ended December 31, 2014 compared to the year ended December 31, 2013.

  •
  Valuation allowance for loss on other real estate owned increased due to large valuation allowances recorded on a small number of commercial properties.

  •
  Declines in other real estate owned expenses are the result of significant expenses that were incurred in 2013 associated with a residential development property.

Income Taxes

        Income tax expense for the nine months ended September 30, 2015 was $15.8 million compared to $7.1 million for the nine months ended September 30, 2014. The effective tax rate was 39% for the nine months ended September 30, 2015 compared to 38% for the nine months ended September 30, 2014. The increase in income tax expense was primarily due to an increase in pre-tax income in the nine months ended September 30, 2015.

        Income tax expense for the year ended December 31, 2014 was $11.1 million compared to $4.2 million for the year ended December 31, 2013. The increase in income tax expense was primarily due to an increase in our pre-tax income in 2014. The effective tax rate was 39% for the year ended December 31, 2014 compared to 36% for the year ended December 31, 2013. The increase in the effective tax rate was primarily due to a decline in the percentage of pre-tax income that was tax-exempt, along with a higher federal income tax rate.

Balance Sheet

        Total assets increased $191.7 million, or 7.3%, from December 31, 2014 to September 30, 2015 primarily due to loan growth and an increase in investment securities. Investment securities increased $46.2 million, or 9.5%, from December 31, 2014 to September 30, 2015 as a result of the purchase of mortgage-backed securities and asset-backed securities. Net loans increased from December 31, 2014 to September 30, 2015 by $94.5 million, or 5.0%, primarily due to growth of commercial loans and commercial real estate loans.

        Total liabilities increased by $165.9 million, or 6.8%, from December 31, 2014 to September 30, 2015 primarily due to an increase in Federal Home Loan Bank advances, which were the primary source of funding for American Chartered's asset growth. Total deposits increased by $39.8 million, or 1.8%, to $2.237 billion at September 30, 2015 from $2.197 billion at December 31, 2014, primarily due to growth in both non-interest and interest bearing deposits. Total borrowings increased by $125.5 million, or 52.0%, to $366.8 million at September 30, 2015 from December 31, 2014. Short-term borrowings of $304.7 million at September 30, 2015 increased $130.5 million, or 74.9%, from December 31, 2014, while long-term borrowings and junior subordinated notes of $62.2 million at September 30, 2015 decreased $5.1 million, or 7.5%, from December 31, 2014. The increase in short-term borrowings was due to an increase in Federal Home Loan Bank advances. The decrease in long-term borrowings and junior subordinated debentures was due to the redemption of $24.9 million of subordinated debentures and the payoff of a $200 thousand term note, offset by a new $20 million unsecured senior term note. For additional information regarding borrowings as of September 30, 2015 and December 31, 2014, see Note 6 "Borrowings" to American Chartered's unaudited consolidated financial statements.

        Total stockholders' equity increased $25.8 million at September 30, 2015 compared to December 31, 2014 primarily as a result of earnings recorded during the period. During the nine months ended September 30, 2015, $9.3 million, net of costs to raise capital, of American Chartered Series D preferred stock was converted to American Chartered common stock and $10.2 million, net of costs to raise capital, of American Chartered Series E preferred stock was converted to American Chartered Series F preferred stock. For additional information regarding stockholders' equity, see Note 11 "Stockholders' Equity" to American Chartered's unaudited consolidated financial statements.

        Total assets increased $167.6 million, or 6.8%, from December 31, 2013 to December 31, 2014 primarily due to an increase in loans. Investment securities decreased $1.9 million, or 0.4%, from December 31, 2013 to December 31, 2014. Net loans increased from 2013 to 2014 by $140.6 million, or 8.1%, primarily due to growth of commercial loans and commercial real estate loans.

        Total liabilities increased by $153.1 million, or 6.7%, from December 31, 2013 to December 31, 2014 primarily due to an increase in Federal Home Loan Bank advances, which were the primary source of funding for American Chartered's asset growth. Total deposits increased by $66.3 million, or 3.1%, to $2.197 billion at December 31, 2014 from $2.130 billion at December 31, 2013, primarily due to growth in non-interest bearing deposits. Total borrowings increased by $87.3 million, or 56.6%, to $241.4 million at December 31, 2014 from $154.1 million at December 31, 2013. Short-term borrowings of $174.2 million at December 31, 2014 increased $96.0 million, or 122.7%, from December 31, 2013, while long- term borrowings and junior subordinated debentures of $67.2 million at December 31, 2014 decreased $8.7 million, or 11.5%, from December 31, 2013. The increase in short-term borrowings was due to an increase in Federal Home Loan Bank advances, offset by a decrease in securities sold under agreements to repurchase. The decrease in long-term borrowings and junior subordinated debentures was due to the redemption of $8.7 million, net, of subordinated debentures.

        Total stockholders' equity increased $14.4 million at December 31, 2014 compared to December 31, 2013 primarily as a result of earnings recorded during 2014. For the year ended December 31, 2014, $15.7 million, net of costs to raise capital, of American Chartered Series D preferred stock was converted to American Chartered common stock and $13.9 million, net of costs to raise capital, of American Chartered Series E preferred stock was converted to American Chartered Series F preferred stock. Preferred stock dividends were $3.9 million for the year ended December 31, 2014. For additional information regarding stockholders' equity as of December 31, 2014 and 2013, see Note 16 "Stockholders' Equity" to American Chartered's audited consolidated financial statements.

Securities

        The following table sets forth the amortized cost and fair value of American Chartered's securities, by type of security, as of the dates indicated (in thousands):

	At September 30,		At December 31,
	2015		2014		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale
U.S. Government sponsored agencies and enterprises	$53	$53	$273	$274	$424	$429
Residential mortgage-backed securities and collateralized mortgage obligations	225,982	225,312	182,689	180,423	181,988	179,797
Corporate bonds	29,560	29,108	8,307	8,282	8,611	8,469

	255,595	254,473	191,269	188,979	191,023	188,695
Held to maturity
States and political subdivisions	19,487	19,292	19,980	19,633	20,131	19,098
Residential mortgage-backed securities and collateralized mortgage obligations	260,393	264,352	279,156	281,019	281,214	278,054

	279,880	283,644	299,136	300,652	301,345	297,152

Total	$535,475	$538,117	$490,405	$489,631	$492,368	$485,847

        The following table sets forth certain information regarding contractual maturities and the weighted average yields of American Chartered's securities at September 30, 2015 (dollars in thousands):

	Due in One Year or Less			Due after One Year through Five Years			Due after Five Years through Ten Years			Due after Ten Years			Securities Not Due on a Single Maturity Date
	Balance	Weighted Average Yield		Balance	Weighted Average Yield		Balance	Weighted Average Yield		Balance	Weighted Average Yield		Balance	Weighted Average Yield
Available for sale (fair value)
U.S. Government sponsored agencies and enterprises	$—		%	$—		%	$—		%	$—		%	$53	0.98%
Residential mortgage-backed securities and collateralized mortgage obligations	—			—			—			—			225,312	1.48
Corporate bonds	—			—			—			—			29,108	1.13

	—			—			—			—			254,473
Held to maturity (amortized cost)
State and political subdivision(1)	—		%	5,277	2.24%		13,715	2.68%		495	4.48%		—		%
Residential mortgage- backed securities and collateralized mortgage obligations	—			—			—			—			260,393	2.19

	—			5,277			13,715			495			260,393

Total	$—			$5,277			$13,715			$495			$514,866

(1)
Yield is reflected on a fully tax equivalent basis utilizing a 35% tax rate.

        The following table sets forth certain information regarding contractual maturities and the weighted average yields of American Chartered's securities at December 31, 2014 (dollars in thousands):

	Due in One Year or Less			Due after One Year through Five Years			Due after Five Years through Ten Years			Due after Ten Years			Securities Not Due on a Single Maturity Date
	Balance	Weighted Average Yield		Balance	Weighted Average Yield		Balance	Weighted Average Yield		Balance	Weighted Average Yield		Balance	Weighted Average Yield
Available for sale (fair value)
U.S. Government sponsored agencies and enterprises	$211	1.94%		$—		%	$—		%	$—		%	$63	1.03%
Residential mortgage- backed securities and collateralized mortgage obligations	—			—			—			—			180,423	1.49
Corporate bonds	—			—			—			—			8,282	1.06

	211			—			—			—			188,768
Held to maturity (amortized cost)
State and political subdivision(1)	—		%	2,103	2.42%		17,380	2.60%		497	4.48%		—		%
Residential mortgage- backed securities and collateralized mortgage obligations	—			—			—			—			279,156	2.53

	—			2,103			17,380			497			279,156

Total	$211			$2,103			$17,380			$497			$467,924

(1)
Yield is reflected on a fully tax equivalent basis utilizing a 35% tax rate.

Loan Portfolio

        The following table sets forth the composition of American Chartered's loan portfolio (dollars in thousands):

	At September 30,		At December 31,
	2015		2014		2013		2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	$696,323	35%	$639,170	34%	557,312	32%	$514,528	32%	$478,641	31%	$455,489	28%
Commercial real estate	893,476	45	828,511	44	778,355	44	721,868	45	732,412	47	769,860	47
Construction real estate	33,708	2	55,150	3	65,802	4	57,697	4	65,010	4	91,280	6
Residential real estate	368,194	18	372,130	19	353,890	20	311,618	19	278,223	18	317,900	19
Other	4,195	—	6,005	—	4,786	—	5,045	—	5,683	—	6,295	—

	1,995,896	100	1,900,966	100	1,760,145	100	1,610,756	100	1,559,969	100	1,640,824	100
Net deferred loan fees	(997)	—	(552)	—	(582)	—	(405)	—	(377)	—	(210)	—

Total loans	$1,994,899	100%	$1,900,414	100%	$1,759,563	100%	$1,610,351	100%	$1,559,592	100%	$1,640,614	100%

Loan Maturities

        The following table sets forth information regarding American Chartered's non-performing loans and the scheduled maturity information for the performing loans in American Chartered's loan portfolio at September 30, 2015 (in thousands). Demand loans, loans having no stated schedule of repayments, loans with no stated maturity and overdrafts are reported as due in one year or less.

		Due in One Year Or Less		Due after One Year Through Five Years		Due after Five Years
	Non- Performing Loans	Fixed Rate(1)	Floating Rate(1)	Fixed Rate(1)	Floating Rate(1)	Fixed Rate(1)	Floating Rate(1)	Total
Commercial loans	$443	$15,723	$452,890	$96,271	$108,369	$11,427	$11,200	$696,323
Commercial real estate	4,463	58,719	63,673	501,341	99,558	107,878	57,844	893,476
Construction real estate	753	3,163	13,523	10,492	5,583	2	192	33,708
Residential real estate	3,702	9,379	42,027	60,443	94,434	68,333	89,876	368,194
Other	—	438	2,658	500	556	—	43	4,195

Gross loans	$9,361	$87,422	$574,771	$669,047	$308,500	$187,640	$159,155	$1,995,896

(1)
Excludes non-performing loans.

        The following table sets forth information regarding American Chartered's non-performing loans and the scheduled maturity information for the performing loans in American Chartered's loan portfolio at December 31, 2014 (in thousands). Demand loans, loans having no stated schedule of repayments, loans with no stated maturity and overdrafts are reported as due in one year or less.

		Due in One Year Or Less		Due after One Year Through Five Years		Due after Five Years
	Non- Performing Loans	Fixed Rate(1)	Floating Rate(1)	Fixed Rate(1)	Floating Rate(1)	Fixed Rate(1)	Floating Rate(1)	Total
Commercial loans	$637	$13,698	$432,399	$94,061	$87,762	$9,122	$1,491	$639,170
Commercial real estate	5,858	49,731	55,603	486,477	95,676	104,474	30,692	828,511
Construction real estate	1,812	6,670	20,306	11,147	5,334	9,671	210	55,150
Residential real estate	3,357	9,135	29,256	61,769	106,757	74,304	87,552	372,130
Other	—	459	3,984	719	792	—	51	6,005

Gross loans	$11,664	$79,693	$541,548	$654,173	$296,321	$197,571	$119,996	$1,900,966

(1)
Excludes non-performing loans.

Asset Quality

        The following table sets forth the amounts of American Chartered's non-performing loans and non-performing assets:

		At December 31,
	At September 30, 2015
		2014	2013	2012	2011	2010
Non-performing loans:
Non-accruing loans	$9,361	$11,664	$21,699	$32,135	$45,360	$64,884
Loans 90 days or more past due, still accruing interest	—	—	42	—	268	—

Total non-performing loans	9,361	11,664	21,741	32,135	45,628	64,884
Other real estate owned	6,736	15,508	24,525	28,582	49,289	70,331
Repossessed assets	—	—	—	—	—	—

Total non-performing assets	$16,097	$27,172	$46,266	$60,717	$94,917	$135,215

Total allowance for loan and lease losses	$28,400	$28,393	$28,110	$31,740	$34,012	$38,409
Accruing restructured loans	19,984	23,883	31,158	26,630	27,237	17,244
Total non-performing loans to total loans	0.47%	0.61%	1.24%	2.00%	2.93%	3.95%
Total non-performing assets to total assets	0.57	1.04	1.89	2.57	4.07	5.51
Allowance for loan and lease losses to non- performing loans	303	243	129	99	75	59

        Non-performing loans include loans accounted for on a non-accrual basis and accruing loans contractually past due 90 days or more as to interest or principal. Management reviews the loan portfolio for problem loans on an ongoing basis. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. These loans are placed under close supervision with consideration given to placing the loan on non-accrual status, increasing the allowance for loan losses and (if appropriate) partial or full charge-off. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current income. Generally, interest received on non-accrual loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans will not be placed back on accrual status unless back interest and principal payments are made. With respect to the loans that were on non-accrual status as of September 30, 2015, December 31, 2014 and December 31, 2013, the gross interest income that would have been recorded on such loans during the nine months ended September 30, 2015 and years ended December 31, 2014 and 2013 had such loans been current in accordance with their original terms was approximately $390 thousand, $810 thousand and $1.5 million, respectively. The amount of interest income on impaired loans that was included in net income for the nine months ended September 30, 2015 and years ended December 31, 2014 and 2013 was $867 thousand, $1.3 million, and $1.3 million, respectively. American Chartered's general policy is to place loans 90 days past due on non-accrual status, as well as those loans that continue to pay, but display a well-defined material weakness.

        Non-performing assets consists of non-performing loans as well as other repossessed assets and other real estate owned. Other real estate owned represents properties acquired through foreclosure or other proceedings and is recorded at fair value less the estimated cost of disposal at the date of acquisition. Other real estate owned is evaluated regularly to ensure that the recorded amount is supported by its current fair value. Valuation allowances to reduce the carrying amount to fair value less estimated costs of disposal are recorded as necessary. Other repossessed assets primarily consist of repossessed vehicles.

Potential Problem Loans

        American Chartered defines potential problem loans as performing loans rated substandard and that do not meet the definition of a non-performing loan (see "—Asset Quality" section above for non-performing loans). American Chartered does not necessarily expect to realize losses on potential problem loans, but it recognizes that potential problem loans carry a higher probability of default and require additional attention by management. The following table sets forth the aggregate principal amount of potential problem loans at the dates indicated (in thousands):

	At September 30,	At December 31,
	2015	2014	2013
Commercial loans	$5,043	$4,729	$14,311
Commercial real estate	3,353	7,400	17,843
Construction real estate	504	511	585
Residential real estate	1,843	1,253	3,083

Total	$10,743	$13,893	$35,822

Allowance for Loan Losses

        The following table presents an analysis of the allowance for loan and lease losses for the years presented (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Balance at beginning of year	$28,393	$28,110	$28,110	$31,740	$34,012	$38,409	$47,738
Provision for loan losses	—	8,100	10,050	16,650	21,600	25,750	36,000
Charge-offs:
Commercial	1,343	4,050	4,568	5,030	7,512	9,489	13,501
Commercial real estate	104	2,748	6,395	10,621	8,524	10,478	11,144
Construction real estate	1,269	119	280	616	1,493	3,588	10,041
Residential real estate	1,128	4,048	4,504	5,845	7,769	7,366	12,440
Other	574	483	646	604	768	795	852

Total charge-offs	4,418	11,448	16,393	22,716	26,066	31,716	47,978

Recoveries:
Commercial	1,168	1,538	4,053	731	639	308	1,122
Commercial real estate	1,687	558	942	281	216	214	136
Construction real estate	505	194	242	250	187	120	318
Residential real estate	508	515	836	724	286	656	441
Other	557	414	553	450	866	271	632

Total recoveries	4,425	3,219	6,626	2,436	2,194	1,569	2,649
Net charge-offs (recoveries)	(7)	8,229	9,767	20,280	23,872	30,147	45,329

Allowance for loan losses	$28,400	$27,981	$28,393	$28,110	$31,740	$34,012	$38,409

Total loans at period end	$1,994,899	$1,836,855	1,900,414	$1,759,563	$1,610,351	$1,559,592	$1,640,614
Ratio of allowance to total loans	1.42%	1.52%	1.49%	1.60%	1.97%	2.18%	2.34%
Ratio of net charge-offs (recoveries) to average loans	0.00	0.61	0.54	1.21	1.52	1.89	2.57

        Net recoveries of $7.0 thousand were recorded in the nine months ended September 30, 2015 compared to net charge-offs of $8.2 million in the nine months ended September 30, 2014. A provision for loan losses was not recorded for the nine months ended September 30, 2015 compared to

$8.1 million for the nine months ended September 30, 2014. The decrease was due to improved credit quality in the loan portfolio.

        Net charge-offs of $9.8 million were recorded in the year ended December 31, 2014 compared to net charge-offs of $20.3 million in the year ended December 31, 2013. A provision for loan losses of $10.1 million was recorded for the year ended December 31, 2014 compared to $16.7 million for the year ended December 31, 2013. The decrease was due to improved credit quality in the loan portfolio.

        At September 30, 2015, the loan loss reserve of $28.4 million consisted of $2.2 million of specific reserves and $26.2 million of general reserves, which compared to $2.1 million of specific reserves and $26.3 million of general reserves at December 31, 2014. At September 30, 2015, $30.8 million of loan balances were individually evaluated for specific reserves compared to $37.0 million of loan balances at December 31, 2014. The ratio of general reserves to total loans collectively evaluated for impairment of 1.34% at September 30, 2015 has declined from 1.41% at December 31, 2014 as the historical loss rates have improved. Substandard accruing loans of $10.7 million at September 30, 2015 declined $3.2 million from December 31, 2014 and substandard non-accruing balances of $9.4 million at September 30, 2015 declined $2.3 million from December 31, 2014. At September 30, 2015, the balances of loans classified as troubled debt restructurings of $20.3 million compared to balances of $24.5 million at December 31, 2014.

        At December 31, 2014, the loan loss reserve of $28.4 million consisted of $2.1 million of specific reserves and $26.3 million of general reserves, which compared to $5.3 million of specific reserves and $22.8 million of general reserves at December 31, 2013. At December 31, 2014, $37.0 million of loan balances were individually evaluated for specific reserves compared to $54.4 million of loan balances at December 31, 2013. Substandard accruing loans of $13.9 million at December 31, 2014 declined $21.9 million from December 31, 2013 and substandard non-accruing balances of $11.7 million at December 31, 2014 declined $10.0 million from December 31, 2013. At December 31, 2014, the balances of loans classified as troubled debt restructurings of $24.5 million compared to balances of $33.7 million at December 31, 2013.

        The following table sets forth the allocation of the allowance for loan losses as of the dates presented and the percentage of loans in each category to total loans. The purpose of this allocation is only for internal analysis of the adequacy of the allowance and is not an indication of expected or anticipated losses (dollars in thousands):

	At September 30,		At December 31,
	2015		2014		2013		2012		2011		2010
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial	$11,104	35%	$9,564	34%	$11,354	32%	$10,485	32%	$9,672	31%	$13,515	28%
Commercial real estate	8,757	45	7,623	44	9,454	44	9,229	45	9,725	47	9,507	47
Construction real estate	371	2	1,096	3	1,361	4	1,633	4	3,306	4	4,813	6
Residential real estate	7,532	18	8,777	19	5,431	20	10,066	19	10,589	18	10,183	19
Other	636	—	1,333	—	510	—	327	—	720	—	391	—

Total	$28,400	100%	$28,393	100%	$28,110	100%	$31,740	100%	$34,012	100%	$38,409	100%

        Although American Chartered's management believes that appropriate specific and general loan loss allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan and lease loss allowances may become necessary.

        Other real estate owned of $6.7 million at September 30, 2015 compares to $15.5 million at December 31, 2014 and $24.5 million at December 31, 2013. At September 30, 2015, there were

11 properties classified as other real estate owned which compared to 23 properties at December 31, 2014 and 50 properties at December 31, 2013. Valuation allowances were $2.6 million at September 30, 2015, $3.9 million at December 31, 2014 and $3.8 million at December 31, 2013.

Sources of Funds

        General.    Deposits, borrowings, including junior subordinated debentures issued to capital trusts and subordinated debt, loan and investment security repayments and prepayments, proceeds from the sale of securities, and cash flows generated from operations are the primary sources of American Chartered's funds for lending, investing and other general purposes.

        Deposits.    American Chartered offers a variety of deposit accounts with a range of interest rates and terms. American Chartered's core deposits consist of checking accounts, NOW accounts, money market accounts, savings accounts and non-public certificates of deposit. These deposits, along with brokered deposits, and borrowings are used to support American Chartered's asset base.

        The following table sets forth the composition of deposits at the dates indicated (dollars in thousands):

	At September 30,		At December 31,
	2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent
Demand deposits, noninterest bearing	$1,126,368	50%	$1,115,613	51%	$977,443	46%
NOW and money market accounts	805,899	36	796,319	36	824,813	39
Savings deposits	113,086	5	93,633	4	70,019	3
Certificates of deposit, $100,000 or more	74,986	4	79,164	4	82,302	4
Other certificates of deposit	116,204	5	112,002	5	175,832	8

Total	$2,236,543	100%	$2,196,731	100%	$2,130,409	100%

        The following table sets forth the maturities of certificates of deposit $100,000 and over at the dates indicated (in thousands):

	At September 30, 2015	At December 31, 2014
Certificates of deposit $100,000 and over:
Maturing within three months	$17,768	$18,620
After three but within six months	12,158	14,227
After six but within twelve months	14,604	20,914
After twelve months	30,456	25,403

Total certificates of deposit $100,000 and over	$74,986	$79,164

        Borrowings.    Total borrowings were $366.8 million at September 30, 2015, $241.4 million at December 31, 2014 and $154.1 million at December 31, 2013. Total borrowings increased substantially due to increased Federal Home Loan Bank advances. Short-term borrowings increased $130.5 million, or 74.9%, from December 31, 2014 to $304.7 million at September 30, 2015, while long- term borrowings and junior subordinated debentures decreased $5.1 million, or 7.5%, from December 31, 2014 to $62.2 million at September 30, 2015. Short-term borrowings increased $96.0 million, or 122.7%, from December 31, 2013 to $174.2 million at December 31, 2014, while long- term borrowings and junior subordinated notes decreased $8.7 million, or 11.5%, from December 31, 2013 to $67.2 million at December 31, 2014.

        The following table sets forth certain information regarding short-term borrowings at the dates and for the periods indicated (dollars in thousands):

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2015	2014	2014	2013
Federal funds purchased:
Average balance outstanding	$—	$—	$5	$227
Maximum outstanding at any month-end during the period	—	—	—	15,000
Balance outstanding at end of period	—	—	—	—
Weighted average interest rate during the period	N/A	N/A	0.81%	0.76%
Weighted average interest rate at end of the period	N/A	N/A	N/A	N/A
Securities sold under agreements to repurchase:
Average balance outstanding	$33,238	$41,571	$40,481	$42,580
Maximum outstanding at any month-end during the period	38,252	47,630	47,630	51,900
Balance outstanding at end of period	34,685	34,943	34,165	51,647
Weighted average interest rate during the period	0.07%	0.07%	0.07%	0.07%
Weighted average interest rate at end of the period	0.07	0.07	0.07	0.07
Federal Home Loan Bank advances:
Average balance outstanding	$333,645	$108,189	$125,029	$67,920
Maximum outstanding at any month-end during the period	310,000	160,352	160,352	152,801
Balance outstanding at end of period	270,000	155,000	140,000	26,552
Weighted average interest rate during the period	0.13%	0.16%	0.16%	0.54%
Weighted average interest rate at end of the period	0.13	0.13	0.14	0.93

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

        Commitments.    American Chartered is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include financial standby, performance standby and commercial letters of credit, and unused lines of credit. Loan commitments and guarantees written that are unused and have not expired have off-balance-sheet risk because they may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet, which include origination fees and accruals for probable losses. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value. For additional information, see Note 10 "Commitments and Contingent Liabilities" to American Chartered's unaudited consolidated financial statements.

        Derivative Financial Instruments.    American Chartered offers interest rate swap contracts to its customers in order to assist the customers in managing their interest rate risk profile. In order to eliminate American Chartered's interest rate risk associated with offering these products, American Chartered enters into interest rate swap contracts with a third party to offset the customer contracts. American Chartered has elected to account for these interest rate swap contracts as free-standing derivatives for purposes of trading. The interest rate swap contracts are carried on the consolidated balance sheets at fair value with changes in fair value reflected in earnings.

        For additional information, including the notional amount and fair value of derivative instruments at September 30, 2015 and December 31, 2014, see Note 9 "Derivatives" to American Chartered's unaudited consolidated financial statements.

        Contractual Obligations.    In the ordinary course of operations, American Chartered enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances, subordinated debentures issued to capital trusts, operating leases for premises and equipment, as well as capital expenditures for new premises and equipment.

        The following table summarizes American Chartered's significant contractual obligations and other potential funding needs at September 30, 2015 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Time certificates	$191,190	$106,969	$69,078	$15,143	$—
Long-term borrowings	27,162	4,000	8,000	8,000	7,162
Junior subordinated debentures issued to capital trusts(1)	35,000	—	—	—	35,000
Operating leases	36,226	1,686	2,147	2,132	30,261
Capital expenditures	—	—	—	—	—

Total	$289,578	$112,655	$79,225	$25,275	$72,423

Commitments to extend credit and letters of credit	$754,285	$684,526	$45,163	$24,582	$14

(1)
May be called for redemption by American Chartered at any time. See Note 7 "Subordinated Debentures" to American Chartered's unaudited consolidated financial statements.

        The following table summarizes American Chartered's significant contractual obligations and other potential funding needs at December 31, 2014 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Time certificates	$191,166	$129,397	$40,271	$21,498	$—
Long-term borrowings	32,231	—	20,200	—	12,031
Junior subordinated debentures issued to capital trusts(1)	35,000	—	—	—	35,000
Operating leases	37,468	1,659	2,638	2,090	31,081
Capital expenditures	—	—	—	—	—

Total	$295,865	$131,056	$63,109	$23,588	$78,112

Commitments to extend credit and letters of credit	$709,639	$630,581	$44,181	$34,877	$—

(1)
May be called for redemption by American Chartered at any time. See Note 10 "Subordinated Debentures" to American Chartered's audited consolidated financial statements.

Liquidity

        Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, federal funds sold, investments and loans maturing within one year. American Chartered's ability to obtain deposits and purchase funds at favorable rates determines its liquidity exposure. As a result of American Chartered's management of liquid assets and the ability to generate liquidity through liability funding, American Chartered's management believes that American Chartered maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

        Additional sources of liquidity available to American Chartered include, but are not limited to, proceeds from principal and interest payments on loans and securities, the availability of federal funds, purchased lines from various correspondent banks and the ability to obtain deposits through the adjustment of interest rates. Growth in deposits, including brokered certificates, and borrowed funds have been sufficient to fund the majority of the bank's net increase in loans and investment securities.

Capital Resources

        American Chartered Bank is subject to the risk-based capital regulations administered by the banking regulatory agencies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under the regulations, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Under the prompt corrective action regulations in effect through December 31, 2014, to be adequately capitalized a bank had to maintain minimum ratios of total capital to risk-weighted assets of 8.00%, Tier 1 capital to risk-weighted assets of 4.00%, and Tier 1 capital to total assets of 4.00%. Effective January, 1, 2015, in order to be adequately capitalized under the prompt corrective action regulations, a bank must maintain minimum ratios of total capital to risk-weighted assets of 8.00%, Tier 1 capital to risk-weighted assets of 6.00%, Tier 1 capital to total assets of 4.00% and Common Equity Tier 1 Capital to risk-weighted assets of 4.50%. Failure to meet these capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators, which, if undertaken, could have a direct material effect on the bank's financial statements.

        Through December 31, 2014, a well-capitalized institution had to maintain a minimum ratio of total capital to risk-weighted assets of at least 10.00%, a minimum ratio of Tier 1 capital to risk weighted assets of at least 6.00%, a minimum ratio of Tier 1 capital to total assets of at least 5.00% and not be subject to any written order, agreement or directive requiring it to meet or maintain a specific capital level. Effective January 1, 2015, a well-capitalized institution must maintain a minimum ratio of total capital to risk-weighted assets of at least 10.00%, a minimum ratio of Tier 1 capital to risk weighted assets of at least 8.00%, a minimum ratio of Tier 1 capital to total assets of at least 5.00%, a minimum ratio of Common Equity Tier 1 Capital to risk-weighted assets of 6.50% and not be subject to any written order, agreement or directive requiring it to meet or maintain a specific capital level. As of September 30, 2015, the most recent notification from the federal banking regulators categorized American Chartered Bank as well-capitalized. There are no conditions or events since that notification that American Chartered's management believes have changed American Chartered Bank's capital classification.

        Through December 31, 2014, on a consolidated basis, American Chartered was required to maintain a minimum ratio of Tier 1 capital to total assets of 4.00%, a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% and a minimum ratio of total-capital to risk-weighted assets of 8.00%. Effective January 1, 2015, American Chartered became required to maintain a minimum ratio of Tier 1 capital to total assets of 4.00%, a minimum ratio of Tier 1 capital to risk-weighted assets of 6.00%, a minimum ratio of total-capital to risk-weighted assets of 8.00% and a minimum ratio of Common Equity Tier 1 Capital to risk-weighted assets of 4.50%.

        As of September 30, 2015, American Chartered Bank was "well-capitalized" under the capital adequacy requirements then in effect. The following table sets forth the actual and required regulatory capital amounts and ratios for American Chartered Bank and at the consolidated level as of September 30, 2015 (dollars in thousands):

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Consolidated	$264,538	12.24%	$172,924	8.00%	N/A	N/A
American Chartered Bank	271,636	12.60	172,469	8.00	$215,586	10.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	$225,988	10.45%	$129,693	6.00%	N/A	N/A
American Chartered Bank	244,670	11.35	129,352	6.00	$172,469	8.00%
Common equity tier 1 capital (to risk-weighted assets):
Consolidated	$166,898	7.72%	$97,270	4.50%	N/A	N/A
American Chartered Bank	244,670	11.35	97,014	4.50	$140,131	6.50%
Tier 1 capital (to average assets):
Consolidated	$225,988	7.86%	$115,010	4.00%	N/A	N/A
American Chartered Bank	244,670	8.52	114,833	4.00	$143,541	5.00%

N/A—not applicable

        As of December 31, 2014, American Chartered Bank was "well-capitalized" under the capital adequacy requirements then in effect. The following table sets forth the actual and required regulatory capital amounts and ratios for American Chartered Bank and at the consolidated level as of December 31, 2014 (dollars in thousands):

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Consolidated	$246,650	12.3%	$159,961	8.00%	N/A	N/A
American Chartered Bank	246,653	12.4	159,705	8.00	$199,631	10.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	$181,805	9.1%	$79,981	4.00%	N/A	N/A
American Chartered Bank	221,656	11.1	79,853	4.00	$119,779	6.00%
Tier 1 capital (to average assets):
Consolidated	$181,805	6.9%	$105,693	4.00%	N/A	N/A
American Chartered Bank	221,656	8.4	105,571	4.00	$131,964	5.00%

N/A—not applicable

        American Chartered established statutory trusts for the sole purpose of issuing trust preferred securities and related trust common securities. The trust preferred securities were included in American Chartered's consolidated Tier 1 Capital and Total Capital at September 30, 2015 and December 31, 2014. For additional information, see Notes 12 and 17 "Regulatory Matters" to American Chartered's unaudited and audited consolidated financial statements, respectively.

Quantitative and Qualitative Disclosures about Market Risk

        American Chartered, like other financial institutions, is subject to direct and indirect market risk. Direct market risk exists from changes in interest rates. American Chartered's net income is significantly dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net income.

        In an attempt to manage its exposure to changes in interest rates, American Chartered's management closely monitors American Chartered's interest rate risk. One component of American Chartered's monitoring process is performing a net interest income analysis. Net interest income analysis measures the change in net interest income over a one-year horizon in the event of hypothetical changes in interest rates. This analysis assesses the risk of change in net interest income in the event of sudden and sustained 100 and 200 basis point increases and 200 basis point decrease in market interest rates. The tables below present American Chartered's projected changes in net interest income for the various rate shock levels at September 30, 2015 and December 31, 2014.

	Changes in Net Interest Income Over One Year Horizon
	At September 30, 2015		At December 31, 2014
Changes in Levels of Interest Rates	Dollar Change	Percentage Change	Dollar Change	Percentage Change
+2.00%	$2,839	2.95%	$719	0.82%
+1.00%	679	0.71	(552)	(0.63)
–2.00%	(12,040)	(12.53)	(10,294)	(11.71)

        The assumptions used in the interest rate sensitivity simulation discussed above are inherently uncertain and, as a result, the simulations cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. American Chartered's model assumes that a portion of its variable rate loans that have minimum interest rates will remain in its portfolio regardless of changes in the interest rate environment. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
AMERICAN CHARTERED

        The following table sets forth information regarding beneficial ownership of American Chartered common stock and American Chartered Series F non-voting preferred stock as of September 30, 2015, by: (1) each shareholder known by American Chartered to be the beneficial owner of more than five percent of the outstanding shares of each such class of American Chartered stock; (2) each of American Chartered's executive officers; (3) each of American Chartered's directors; and (4) all American Chartered directors and executive officers as a group. American Chartered believes that none of these persons beneficially own any shares of American Chartered Series D preferred stock.

        Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire on or before November 29, 2015 (60 days after September 30, 2015), through the exercise of options or other rights. Except as otherwise indicated, American Chartered believes that the beneficial owners of stock listed below have sole investment and voting power with respect to the shares described. Holders of American Chartered Series F non-voting preferred stock are generally not entitled to vote and will not be entitled to vote on any proposal at the special meeting. American Chartered believes that there are no beneficial owners of American Chartered Series F non-voting preferred stock other than as indicated in the table below.

        The applicable ownership percentages for each person listed below are based upon 35,523,908 shares of American Chartered common stock and 7,296,848 shares of American Chartered Series F non-voting preferred stock outstanding as of September 30, 2015, respectively. Shares of American Chartered common stock subject to options or other securities currently exercisable or exercisable on or before November 29, 2015 (including options to acquire shares of American Chartered common stock) are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options or other securities, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. With respect to the directors and executive officers, the number of shares of American Chartered common stock includes shares held directly, in retirement accounts, in a fiduciary capacity or by certain affiliated entities or members of the named individuals' families, with respect to which shares the named individuals and group may be deemed to have sole or shared voting and/or dispositive powers.

        Unless otherwise noted, the address for each holder of five percent or more of any of the stock listed in the following table is: c/o American Chartered Bancorp, Inc., 20 North Martingale Road,

Schaumburg, Illinois 60173. An asterisk denotes beneficial ownership of less than 1% of the outstanding shares.

Names of Beneficial Owners	Beneficial Ownership of American Chartered Common Stock	Percentage of Outstanding American Chartered Common Stock (%)		Number of Shares of American Chartered Series F Non-Voting Preferred Stock Beneficially Owned (Not Included in Shares of American Chartered Common Stock)	Percentage of Outstanding American Chartered Series F Non-Voting Preferred Stock (%)
Robert Riter(1)	1,357,071	3.8		—	—
Daniel Miller(2)	1,879,541	5.3		—	—
Gregory Lansdowne(3)	392,408	1.1		—	—
Ronald Hunt(4)	273,800		*	—	—
Daniel Corbett(5)	514,902	1.4		—	—
Rudolf Drost(6)	392,756	1.1		—	—
C. Davis Nelsen(7)	715,385	2.0		—	—
Lawrence Olson(8)	435,956	1.2		—	—
Stephan Pohl(9)	759,562	2.1		—	—
John Purtill(10)	2,302,738	6.5		—	—
Michael High(11)	2,658,840	7.5		4,297,680	58.9
Wayne Goldstein(12)	2,540,997	7.2		2,999,168	41.1
All directors and executive officers as a group (12 persons)	14,223,956	39.9
Five percent shareholders:
Patriot Financial Partners, L.P.(13)	2,658,840	7.5		4,297,680	58.9
The Endicott Group(14)	2,540,997	7.2		2,999,168	41.1

(1)
Includes (i) 27,548 shares of American Chartered common stock held by Linda Riter, (ii) 12,886 shares of American Chartered common stock held by John Riter, and (iii) 1,316,637 shares of American Chartered common stock held by And So On Holdings, L.L.C., over which Robert Riter has voting and dispositive control. In addition, Robert Riter holds stock options in respect of 3,088,000 shares of American Chartered common stock that are vested as of November 29, 2015 but cannot be exercised prior to the earlier of (a) the date of a change in control, the definition of which includes the merger and (b) January 1, 2017 (2,589,176 of such options have a per share exercise price of $0.58 and 498,824 of such options have a per share exercise price of $2.36). Because such stock options could not be exercised on or before November 29, 2015, they are excluded from this table.

(2)
Includes (i) 1,712,853 shares of American Chartered common stock held by Daniel Miller, (ii) 104,000 shares of American Chartered common stock held by Nancy Miller, (iii) 35,588 shares of American Chartered common stock held by the Virginia G. Miller Trust, (iv) 12,300 shares of American Chartered common stock held by Equity Trust Company as trustee for the benefit of Daniel Miller, (v) 4,800 shares of American Chartered common stock held by Equity Trust Company as trustee for the benefit of Nancy Miller, and (vi) stock options in respect of 10,000 shares of American Chartered common stock held by Daniel Miller. In addition, Daniel Miller holds stock options in respect of 1,121,228 shares of American Chartered common stock that are vested as of November 29, 2015 but cannot be exercised prior to the earlier of (a) the date of a change in control, the definition of which includes the merger and (b) January 1, 2017 (1,120,000 of such options have a per share exercise price of $0.58 and 1,228 of such options have a per share exercise price of $2.36). Because such stock options could not be exercised on or before November 29, 2015, they are excluded from this table.

(3)
Includes (i) 202,180 shares of American Chartered common stock held by Gregory Lansdowne, (ii) 146,228 shares of American Chartered common stock held by Kathryn Bell Lansdowne and (iii) stock options in respect of 44,000 shares of American Chartered common stock held by Gregory Lansdowne.

(4)
Includes (i) 242,600 shares of American Chartered common stock held jointly by Ronald Hunt and Elizabeth Hunt and (ii) stock options in respect of 31,200 shares of American Chartered common stock held by Ronald Hunt.

(5)
Includes (i) 281,986 shares of American Chartered common stock held by Daniel Corbett, (ii) 118,128 shares of American Chartered common stock held by the Daniel P. Corbett Individual Retirement Account, (iii) 66,216 shares of American Chartered common stock held by the Nancy J. Corbett Individual Retirement Account, (iv) 30,492 shares of American Chartered common stock held by the Daniel P. Corbett Individual Retirement Account and (v) 18,080 shares of American Chartered common stock held by the Nancy Corbett Revocable Trust.

(6)
Includes (i) 137,223 shares of American Chartered common stock held by Lynn E. Drost Trustee U/A/D 11/2/92, (ii) 135,744 shares of American Chartered common stock held by UBS Custodian for the benefit of the Rudolf O. Drost Individual Retirement Account, and (iii) 119,789 shares of American Chartered common stock held by Rudolf O. Drost Trust Agreement Dated 11/2/92.

(7)
Includes (i) 25,704 shares of American Chartered common stock held by the Clifford Davis Nelsen II Individual Retirement Account, (ii) 612,849 shares of American Chartered common stock held by Clifford Davis Nelsen II, (iii) 51,128 shares of American Chartered common stock held by Pershing LLC for the benefit of the Clifford Davis Nelsen II Individual Retirement Account and (iv) 25,704 shares of American Chartered common stock held by the Susan Nelsen Individual Retirement Account.

(8)
Includes 435,956 shares of American Chartered common stock held jointly by Lawrence Olson and Dolores Olson.

(9)
Includes (i) 6,440 shares of American Chartered common stock held by Steve Pohl/DS&P Insurance Services, Inc., (ii) 377,511 shares of American Chartered common stock held by Pohl J Stephen Trust Agreement Dated 5/13/93, and (iii) 375,611shares of American Chartered common stock held by Steve Pohl/ DS& P Ins. Services 401(k) Profit Sharing Plan.

(10)
Includes (i) 111,382 shares of American Chartered common stock held by Millennium Trust Co. for the benefit of the John F. Purtill Trust Individual Retirement Account and (ii) 2,191,356 shares of American Chartered common stock held by Tovik Enterprises, LLC, of which John Purtill and Kristin Purtill are the controlling members.

(11)
Includes the American Chartered shares held by Patriot Financial Partners, L.P. or over which Patriot Financial Partners, L.P. has shared dispositive power described in note (13) which may be deemed to be beneficially owned by Mr. High. Mr. High is a partner of Patriot Financial Partners, L.P.

(12)
Includes the American Chartered shares over which The Endicott Group has shared dispositive power described in note (14) which may be deemed to be beneficially owned by Mr. Goldstein. Mr. Goldstein is a co-founder and principal of The Endicott Group.

(13)
Includes (i) 2,266,956 shares of American Chartered common stock held by Patriot Financial Partners, L.P., (ii) 391,884 shares of American Chartered common stock held by Patriot Financial Partners Parallel, L.P. over which Patriot Financial Partners, L.P. has shared dispositive power, (iii) 3,664,637 shares of American Chartered Series F non-voting preferred stock held by Patriot Financial Partners, L.P. and (iv) 633,043 shares of American Chartered Series F non-voting preferred stock held by Patriot Financial Partners Parallel, L.P. over which Patriot Financial Partners, L.P. has shared dispositive power. The address for Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. is Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania 19104.

(14)
Includes (i) 2,540,997 shares of American Chartered common stock held by Endicott Opportunity Partners III, L.P. over which The Endicott Group holds shared dispositive power and (ii) 2,999,168 shares of American Chartered Series F non-voting preferred stock held by Endicott Opportunity Partners III, L.P. over which The Endicott Group has shared dispositive power. The address for The Endicott Group is 570 Lexington Avenue, 37th Floor, New York, New York 10022.

 DESCRIPTION OF MB FINANCIAL'S CAPITAL STOCK

        The following information regarding the material terms of MB Financial's capital stock is qualified in its entirety by reference to MB Financial's charter and to the Maryland General Corporation Law (which we refer to as the "MGCL").

General

        MB Financial's authorized capital stock currently consists of:

  •
  100,000,000 shares of common stock, par value $.01 per share; and

  •
  10,000,000 shares of preferred stock, par value $.01 per share.

        MB Financial's charter authorizes MB Financial's board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. MB Financial's charter provides by its terms that it may be amended by action of MB Financial's board of directors without a shareholder vote to change the number of shares of authorized capital stock. See "Comparison of Shareholder Rights—Amendment of Charter and Bylaws."

        As of September 30, 2015, there were 73,776,196 shares of MB Financial common stock issued and outstanding and 4,000,000 shares of MB Financial's Perpetual Non-Cumulative Preferred Stock, Series A (which we refer to as the "MB Financial Series A preferred stock") issued and outstanding. No other shares of MB Financial preferred stock or other stock are currently outstanding. MB Financial's common stock is listed on the NASDAQ Global Select Market under the symbol "MBFI" and the MB Financial Series A preferred stock is listed on the NASDAQ Global Select Market under the symbol "MBFIP."

Common Stock

        Each share of MB Financial common stock has the same relative rights and is identical in all respects with each other share of MB Financial common stock. MB Financial common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

        Except with respect to beneficial owners of more than 14.9% of the outstanding shares of MB Financial common stock, full voting rights are vested in the holders of MB Financial common stock and each share is entitled to one vote. See "Comparison of Shareholders Rights—Voting Limitations." Holders of MB Financial common stock do not have cumulative voting rights.

        Subject to preferences to which holders of the MB Financial Series A preferred stock and any other shares of preferred or other stock then outstanding may be entitled, holders of MB Financial common stock will be entitled to receive ratably any dividends that may be declared from time to time by MB Financial's board of directors out of funds legally available for that purpose. In the event of MB Financial's liquidation, dissolution or winding up, holders of MB Financial common stock will be entitled to share in MB Financial's assets remaining after the payment or provision for payment of MB Financial's debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of MB Financial Series A preferred stock and any other series of MB Financial preferred or other stock then outstanding ranking senior to MB Financial common stock in this respect.

        Holders of MB Financial common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to MB Financial common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of MB Financial Series A preferred stock

(see "—MB Financial Series A Preferred Stock") and the shares of any other series of preferred or other stock that MB Financial may issue in the future, including any shares of preferred stock that MB Financial may issue in connection with the merger (see "—New MB Financial Preferred Stock").

Preferred and Other Stock—General

        MB Financial may issue preferred stock, preference stock, special stock or other stock, in one or more series at such time or times and for such consideration as the board of directors of MB Financial may determine, generally without shareholder approval. The board of directors of MB Financial is expressly authorized at any time, and from time to time, to issue MB Financial preferred or other stock, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of MB Financial is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of MB Financial's board of directors to approve the issuance of preferred or other stock without shareholder approval could make an acquisition by an unwanted suitor of a controlling interest in MB Financial more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of MB Financial.

        Shares of preferred or other stock redeemed or acquired by MB Financial may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by MB Financial upon approval of its board of directors.

MB Financial Series A Preferred Stock

        The description of the MB Financial Series A preferred stock contained in this section is qualified in its entirety by the actual terms of the MB Financial Series A preferred stock, as are stated in the articles supplementary to MB Financial's charter for the MB Financial Series A preferred stock, a copy of which is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. See "Where You Can Find More Information."

        General.    The MB Financial Series A preferred stock represents a single series of MB Financial preferred stock. The MB Financial Series A preferred stock is not convertible into, or exchangeable for, shares of any other class or series of MB Financial stock or other securities and is not subject to any sinking fund or other obligation to redeem or repurchase. The MB Financial Series A preferred stock represents non-withdrawable capital, does not constitute savings accounts, deposits or other obligations of any depository institution and is not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

        Ranking.    The MB Financial Series A preferred stock ranks, as to the payment of dividends and distribution of assets upon the liquidation, dissolution or winding-up of MB Financial:

  •
  senior to MB Financial common stock and to any other class or series of other stock MB Financial may issue in the future ranking junior to the MB Financial Series A preferred stock;

  •
  equal to any class or series of stock MB Financial may issue in the future ranking equal to the MB Financial Series A preferred stock; and

  •
  junior to any class or series of stock MB Financial may issue in the future ranking senior to the MB Financial Series A preferred stock and to all of MB Financial's existing and future debt obligations.

        Dividends.    Dividends on shares of the MB Financial Series A preferred stock are not mandatory. Holders of the MB Financial Series A preferred stock are entitled to receive, when, as and if declared by MB Financial's board of directors or a duly authorized committee of the MB Financial board of directors out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25 per share. These dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning with November 15, 2014, each such date being referred to in this subsection as a "dividend payment date." Dividends on each share of MB Financial Series A preferred stock are payable on the liquidation preference amount of $25 at an annual rate equal to 8.00%.

        If dividends are declared by MB Financial's board of directors, dividends will be payable to holders of record of the MB Financial Series A preferred stock as they appear on MB Financial's books on the applicable record date, which will be the fifteenth calendar day preceding such dividend payment date.

        A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period commenced as of and included August 15, 2014. Dividends are calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

        Dividends on shares of the MB Financial Series A preferred stock are not cumulative. Accordingly, if MB Financial's board of directors or a duly authorized committee of MB Financial's board of directors does not declare a dividend on the MB Financial Series A preferred stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and MB Financial will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the MB Financial Series A preferred stock are declared for any future dividend period.

        So long as any share of MB Financial Series A preferred stock remains outstanding, unless the full dividends for the then-current dividend period on all outstanding shares of the MB Financial Series A preferred stock have been declared and paid in full or declared and a sum sufficient for the payment thereof has been set aside, then (1) no dividend may be declared or paid or set aside for payment and no distribution may be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock may be repurchased, redeemed or otherwise acquired for consideration by MB Financial, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor may any monies be paid to or made available for a sinking fund for the redemption of any such securities by MB Financial and (3) no shares of parity stock may be repurchased, redeemed or otherwise acquired for consideration by MB Financial otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the MB Financial Series A preferred stock and such parity stock except by conversion into or exchange for junior stock, during such dividend period.

        On any dividend payment date for which dividends are not paid in full on shares of the MB Financial Series A preferred stock and any parity stock, all dividends declared on shares of the MB Financial Series A preferred stock and any parity stock for payment on such dividend payment date will be declared on a proportionate basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the MB Financial Series A preferred stock, and accrued dividends, including accumulations, on parity stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of the MB Financial Series A preferred stock that may be in arrears. If MB Financial's board of directors or any duly authorized committee of MB Financial's board of directors determines not to pay any dividend or a full dividend on a dividend payment date, MB Financial will provide, or cause to be provided, written notice to the holders of the MB Financial Series A preferred stock prior to such date.

        Subject to the foregoing, and not otherwise, such dividends, as may be determined by MB Financial's board of directors or a duly authorized committee of the MB Financial board of directors, may be declared and paid on MB Financial common stock and any other stock ranking junior to the MB Financial Series A preferred stock, from time to time out of any assets legally available for such payment, and the holders of MB Financial Series A preferred stock will not be entitled to participate in any such dividend.

        MB Financial's ability to declare and pay dividends on the MB Financial Series A preferred stock is limited by applicable regulatory restrictions, including the guidelines of the Federal Reserve Board applicable to bank holding companies.

        Redemption—General.    The MB Financial Series A preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of MB Financial Series A preferred stock do not have the right to require the redemption or repurchase of the MB Financial Series A preferred stock.

        Optional Redemption.    MB Financial may redeem shares of the MB Financial Series A preferred stock on any dividend payment date on or after February 15, 2018, in whole or in part, from time to time, at a redemption price equal to $25 per share, plus any declared and unpaid dividends on the shares of MB Financial Series A preferred stock called for redemption. Dividends will cease to be payable on those shares on and after the redemption date. Redemption of the MB Financial Series A preferred stock is subject to MB Financial's receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines of the Federal Reserve Board applicable to the redemption of the MB Financial Series A preferred stock.

        Notwithstanding the foregoing, within 90 days following a "regulatory capital treatment event," MB Financial may, at any time prior to February 15, 2018, at MB Financial's option, subject to the approval of the appropriate federal bank regulatory agency, provide notice of MB Financial's intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of MB Financial Series A preferred stock at the time outstanding at a redemption price equal to $25 per share, plus any declared and unpaid dividends on the shares of the MB Financial Series A preferred stock called for redemption.

        A "regulatory capital treatment event" means MB Financial determination, in good faith, that, as a result of any:

  •
  amendment to, or change in, the laws or regulations of the U.S. or any political subdivision of or in the U.S. that is enacted or becomes effective after the initial issuance of any share of the MB Financial Series A preferred stock;

  •
  proposed change in those laws or regulations that is announced after the issuance of any share of the MB Financial Series A preferred stock; or

  •
  official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the MB Financial Series A preferred stock;

there is more than an insubstantial risk that MB Financial will not be entitled to treat the full liquidation value of all shares of the MB Financial Series A preferred stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal bank regulatory agency, as then in effect and applicable, for as long as any share of the MB Financial Series A preferred stock is outstanding.

        Liquidation Rights.    In the event MB Financial dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the MB Financial Series A preferred stock will be entitled to receive liquidating distributions of $25 per share, plus any declared and unpaid dividends, before MB Financial may make any distribution of assets to the holders of MB Financial common stock or any other class or series of shares ranking junior to the MB Financial Series A preferred stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with the MB Financial Series A preferred stock upon liquidation and the rights of MB Financial's creditors with respect to the distribution of assets. If MB Financial fails to pay in full all amounts payable, including declared but unpaid dividends, with respect to the MB Financial Series A preferred stock and any stock having the same rank as the MB Financial Series A preferred stock with respect to the distribution of assets, the holders of the MB Financial Series A preferred stock and such other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled. After the holders of the MB Financial Series A preferred stock and any stock having the same rank as the MB Financial Series A preferred stock are paid in full, they will have no right or claim to any of MB Financial's remaining assets.

        Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of MB Financial's property or business nor a merger or consolidation by MB Financial with or into any other entity will be considered a dissolution, liquidation or winding-up of MB Financial's business or affairs.

        Voting Rights—General.    Holders of MB Financial Series A preferred stock have no voting rights, except as provided below or as otherwise specifically required by law. To the extent holders of MB Financial Series A preferred stock are entitled to vote, each holder of MB Financial Series A preferred stock will have one vote per share, including when acting by written consent. The holders of the MB Financial Series A preferred stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in MB Financial's charter, of the MB Financial Series A preferred stock.

        Right to Elect Two Directors upon a Nonpayment Event.    Whenever dividends on any shares of the MB Financial Series A preferred stock or any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (which we refer to as a "nonpayment"), the authorized number of directors on MB Financial's board of directors will automatically increase by two, and the holders of the MB Financial Series A preferred stock (together with holders of any and all other classes of MB Financial's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will be entitled to vote as a single class for the election of a total of two additional members of MB Financial's board of directors (the "preferred stock directors") to fill such newly created directorships. At the request of any holder of the MB Financial Series A preferred stock, a special meeting of the holders of the MB Financial Series A preferred stock and any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends and for which dividends have not been paid, will be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election will be held at such next annual or special meeting of shareholders), followed by such election at each subsequent annual meeting. MB Financial's board of directors may at no time include more than two such preferred stock directors, including all directors that the holders of any series of MB Financial's authorized preferred stock having equal voting rights are entitled to elect.

        These voting rights will continue until full dividends have been regularly declared and paid on the shares of the MB Financial Series A preferred stock and any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends for at least four consecutive dividend periods following the nonpayment. No person may be elected as a preferred stock director who would cause MB Financial to violate any corporate governance requirements of any securities exchange or other trading facility on which its securities may then be listed or traded that listed or traded companies must have a majority of independent directors.

        If and when full dividends have been regularly declared and paid for at least four consecutive dividend periods following a nonpayment on the MB Financial Series A preferred stock and any other class or series of preferred stock that ranks on parity with the MB Financial Series A preferred stock as to payment of dividends, the holders of the MB Financial Series A preferred stock will be divested of the foregoing voting rights (subject to re-vesting in the event of each subsequent nonpayment) and the term of office of each preferred stock director so elected will immediately terminate and the authorized number of directors on MB Financial Inc.'s Board of Directors will automatically decrease by two. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the MB Financial Series A preferred stock (together with holders of any and all other classes of MB Financial's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a nonpayment continues, any vacancy in the office of a preferred stock director (other than prior to the initial election of the preferred stock directors) may be filled by the consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of the MB Financial Series A preferred stock (together with holders of any and all other series of MB Financial's authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of shareholders. The preferred stock directors will each be entitled to one vote per director on any matter.

        Other Voting Rights.    So long as any shares of MB Financial Series A preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by MB Financial's charter, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of MB Financial Series A preferred stock, voting separately as a single class, will be necessary for effecting or validating:

  •
  any amendment, alteration or repeal of any provision of MB Financial's charter (including the articles supplementary creating the MB Financial Series A preferred stock) or bylaws that would alter or change the voting powers, preferences or special rights of the MB Financial Series A preferred stock so as to affect them adversely (provided that any amendment of MB Financial's charter so as to authorize or create, or to increase the authorized amount of (x) any class or series of stock that does not rank senior to the MB Financial Series A preferred stock with respect to the payment of dividends and/or the distribution of assets upon MB Financial's liquidation, dissolution or winding-up or (y) any securities (other than MB Financial's capital stock) convertible into any class or series of stock that does not rank senior to the MB Financial Series A preferred stock with respect to either the payment of dividends or the distribution of assets upon MB Financial's liquidation, dissolution or winding-up will not be deemed to affect adversely the voting powers, preferences or special rights of the MB Financial Series A preferred stock);

  •
  any amendment or alteration of MB Financial's charter to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of MB Financial's capital stock ranking senior to MB Financial Series A preferred stock with respect to the payment of dividends and/or the distribution of assets upon MB Financial's liquidation, dissolution or winding-up; or

  •
  any consummation of a binding share exchange or reclassification involving the MB Financial Series A preferred stock, or of a merger or consolidation of MB Financial with or into another corporation or other entity, unless (x) the shares of MB Financial Series A preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which MB Financial is not the surviving corporation, are converted into or exchanged for preference securities of the surviving corporation or a corporation controlling such corporation that is an entity organized and existing under the laws of the U.S., any state thereof or the District of Columbia, and (y) the shares of MB Financial Series A preferred stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the MB Financial Series A preferred stock.

The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of MB Financial Series A preferred stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.

        Preemptive and Conversion Rights.    The holders of the MB Financial Series A preferred stock do not have any preemptive rights. The MB Financial Series A preferred stock is not convertible into or exchangeable for property or shares of any other series or class of MB Financial's capital stock.

New MB Financial Preferred Stock

        The merger agreement provides that any share of American Chartered preferred stock that has not been converted into American Chartered common stock prior to the merger, or that will not be converted into the right to receive the same consideration in the merger as the holders of American Chartered common stock, as described in "The Merger Agreement—Merger Consideration," will be converted into the right to receive one share of a newly designated series of preferred stock of MB Financial with terms that are not materially less favorable to the holder than the applicable series of American Chartered preferred stock. Concurrent with the execution of the merger agreement, each holder of American Chartered Series F non-voting preferred stock irrevocably elected and agreed to receive the same consideration in the merger as the holders of American Chartered common stock and waived any rights that such holder might otherwise have had to receive preferred stock merger consideration. The continued effectiveness of these elections by the holders of American Chartered Series F non-voting preferred stock is a condition to MB Financial's obligation to complete the merger. See "—Conditions to Complete the Merger." Accordingly, it is expected that the only series of American Chartered preferred stock whose holders might receive shares of MB Financial preferred stock in the merger is American Chartered Series D preferred stock.

        Any shares of MB Financial preferred stock issued in the merger for shares of American Chartered Series D preferred stock will be designated as "8% Cumulative Voting Convertible Preferred Stock, Series B" (which we refer to in this section as the "MB Financial Series B preferred stock"). Set forth below is a description of the terms of the MB Financial Series B preferred stock. The description of the terms of the MB Financial Series B preferred stock contained in this section is qualified in its entirety by the actual terms of the MB Financial Series B preferred stock, as will be stated in the articles supplementary to MB Financial's charter for the MB Financial Series B preferred stock, the form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. See "Where You Can Find More Information."

        General.    The terms of the MB Financial Series B preferred stock will be substantially similar to the terms of the American Chartered Series D preferred stock. However, the terms of the MB Financial Series B preferred stock will differ from the American Chartered Series D preferred stock in two significant respects, neither of which is believed by MB Financial and American Chartered to make the terms of the MB Financial Series B preferred stock materially less favorable to the holders of the American Chartered Series D preferred stock.

        The terms of the American Chartered Series D preferred stock provide that the "conversion price" (as described under "—Conversion-Conversion Price") is equal to the greater of the "minimum conversion price" or the most recent "fully diluted tangible book value per share," calculated as provided in the terms of the American Chartered Series D preferred stock. Following the merger, the conversion price of the MB Financial Series B preferred stock would be provided by the cumulative change in MB Financial's tangible book value per share following the merger, as added to or subtracted from a baseline book value per share that will be determined based on American Chartered's fully diluted tangible book value per share as of the most recent practicable date prior to the merger divided by the 0.2732 exchange ratio for the stock consideration in connection with the merger. This is reflected in the definition of the "conversion price" of the MB Financial Series B preferred stock. See "—Conversion-Conversion Price."

        The American Chartered Series D preferred stock can, at the option of the holder, be exchanged for shares of American Chartered's 8% Cumulative Non-Voting Convertible Preferred Stock, Series E (which we refer to as the "American Chartered Series E preferred stock"), none of which are currently outstanding. The terms of the American Chartered Series E preferred stock provide that its holders generally have no voting rights and that the American Chartered Series E preferred stock is convertible only into shares of American Chartered Series F non-voting preferred stock and is transferrable only in connection with a "widely dispersed offering." The terms of the American Chartered Series D preferred stock contain the option to convert to American Chartered Series E preferred stock to enable a holder of American Chartered Series D preferred stock to avoid bank regulatory control issues that the holder otherwise might face if it owned more than 9.9% of any class of American Chartered's voting securities. It is expected that none of the existing holders of American Chartered Series D preferred stock will own voting securities of MB Financial following the merger in excess of the 9.9% threshold. As a result, the terms of the MB Financial Series B preferred stock do not contain an option to convert such stock to a series of non-voting preferred stock.

        Ranking.    The MB Financial Series B preferred stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank on a parity with each class or series of equity securities of MB Financial having terms that do not expressly provide that such class or series will rank senior or junior to the MB Financial Series B preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution of MB Financial, including MB Financial common stock, and senior to each other class or series of capital stock outstanding or established by MB Financial after the issuance of the MB Financial Series B preferred stock, the terms of which expressly provide that it ranks junior to the MB Financial Series B preferred stock as to dividend rights and/or as to rights on liquidation, winding-up and dissolution of MB Financial.

        Dividends.    Holders of MB Financial Series B preferred stock will be entitled to receive, on each share if, as and when declared by the MB Financial board of directors or any duly authorized committee of the MB Financial board of directors, but only out of assets legally available, cumulative cash dividends with respect to each calendar quarter (we refer to each calendar quarter as a "dividend period") at the rate of 8% per annum on (i) $1,000 per share plus (ii) the amount of accrued and unpaid dividends for any prior dividend period on such share of MB Financial Series B preferred stock, if any (we refer to the sum of (i) and (ii) as the "Series B liquidation amount"). Dividends will begin to accrue and be cumulative on each share of MB Financial Series B preferred stock from the date of issuance, will compound on 15th day after the end of each dividend period (which we refer to as a "dividend payment date") and will be payable quarterly in arrears on each dividend payment date, beginning with the first dividend payment date to occur at least 20 calendar days after the shares of MB Financial Series B preferred stock are issued.

        In the event that any dividend payment date would otherwise fall on a day that is not a business day, the dividend payment due on that date will be postponed to the next day that is a business day and no additional dividends will accrue as a result of that postponement. Dividends that are payable on MB Financial Series B preferred stock in respect of any dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on MB Financial Series B preferred stock on any date prior to the end of a dividend period, and for the initial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month. Dividends that are payable on MB Financial Series B preferred stock on any dividend payment date will be payable to holders of record of MB Financial Series B preferred stock as they appear on the stock register of MB Financial on the applicable record date, which will be the last day of the applicable dividend period or such other record date fixed by the MB Financial board of directors or any duly authorized committee of the MB Financial board of directors that is not more than 60 nor less than 10 days prior to such dividend payment date (which we refer to as a "dividend record date"). Any such day that is a dividend record date will be a dividend record date whether or not such day is a business day. MB Financial may pay in cash to any holder of shares of MB Financial Series B preferred stock upon conversion of such shares into MB Financial common stock the amount of any accrued and unpaid dividends on such shares, and no such payment will require MB Financial to pay an equivalent amount or dividend to any other holder of shares of MB Financial preferred stock.

        So long as any share of the MB Financial Series B preferred stock remains outstanding, no full dividends may be declared or paid or set apart for payment on any series of preferred stock or other capital stock of any series ranking, as to dividends or liquidation preference, on a parity (which we refer to in this section as "parity stock") with the MB Financial Series B preferred stock for any calendar quarter unless full dividends on the MB Financial Series B preferred stock for the dividend period ending during such calendar quarter have been or contemporaneously are declared and paid or declared and a sum sufficient for such payment is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon the MB Financial Series B preferred stock and any other parity stock, dividends upon the MB Financial Series B preferred stock and dividends on such other parity stock payable during such calendar quarter will be declared pro rata so that the amount of such dividends so payable per share on the MB Financial Series B preferred stock and such other parity stock will in all cases bear to each other the same ratio that full dividends for the calendar quarter on the shares of MB Financial Series B preferred stock and full dividends, including required or permitted accumulations, if any, on shares of such other parity stock, bear to each other. If full dividends on the MB Financial Series B preferred stock have not been declared and paid or set aside for payment for any dividend period, then the following restrictions will be applicable to such dividend period: (i) no dividend or distribution, other than in shares of capital stock ranking junior to the MB Financial Series B preferred stock as to dividends or liquidation preference (which we refer to in this section as "junior stock"), may be declared, set aside or paid on any shares of junior stock, (ii) MB Financial may not repurchase, redeem or otherwise acquire any shares of its junior stock (except by conversion into or exchange for junior stock) and (iii) MB Financial may not, directly or indirectly, repurchase, redeem or otherwise acquire (except by conversion into or exchange for junior stock) any shares of any class or series of junior stock or warrants, calls, options or other rights to acquire capital stock of MB Financial or other security exercisable or exchangeable into capital stock of MB Financial, otherwise than in connection with acquisitions of junior stock or options for junior stock acquisition pursuant to a cashless exercise of a stock option or pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of MB Financial Series B preferred stock. No interest or sum of money in lieu of interest will be payable in respect of any declared dividend payment or payments on the MB Financial Series B preferred stock which may be in arrears.

        Redemption.    The shares of MB Financial Series B preferred stock will not be redeemable. The MB Financial Series B preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of MB Financial Series B preferred stock will have no right to require redemption of any shares of MB Financial Series B preferred stock.

  Conversion.

        At the Holder's Option.    Each holder of MB Financial Series B preferred stock will have the right, at the holder's option, to convert all or a portion of such holder's shares of MB Financial Series B preferred stock at any time into that number of shares of MB Financial common stock determined by dividing the conversion price in effect on such date into the Series B liquidation amount of the shares of MB Financial Series B preferred stock being converted.

        Automatically.    Effective as of the close of business on September 20, 2017 (which we refer to as the "mandatory conversion date"), any then-outstanding shares of MB Financial Series B preferred stock will automatically convert into the number of shares of MB Financial common stock determined by dividing the conversion price in effect on such date into the Series B liquidation amount of the shares of MB Financial Series B preferred stock being converted.

        Conversion Price.    The "conversion price" means the greater of either (i) the minimum conversion price per share or (ii) the most recent adjusted book value per share; provided, however, that in the event MB Financial has not paid dividends on the MB Financial Series B preferred stock for any two consecutive quarters, then for purposes of clause (ii), the most recent adjusted book value per share will be reduced by ten percent until such dividends have been paid.

        The "minimum conversion price" is $9.15, subject to adjustment as described under "—Anti-Dilution Adjustments." The $9.15 amount represents the "minimum conversion price" of the American Chartered Series D preferred stock of $2.50 divided by the 0.2732 exchange ratio for the stock consideration in connection with the merger.

        The "adjusted book value per share" will mean the sum of (i) the baseline book value per share that will be determined based on American Chartered's fully diluted tangible book value per share as of the most recent practicable date prior to the merger divided by the 0.2732 exchange ratio for the stock consideration in connection with the merger and (ii) whether positive or negative, (A) the tangible book value per share of MB Financial on the date of the applicable conversion less (B) the tangible book value per share of MB Financial on the date of the merger, after giving effect to the completion of the merger.

        The "tangible book value per share" of MB Financial will mean MB Financial's common stockholders' equity less goodwill and other intangibles, net of tax benefit, divided by MB Financial common shares outstanding.

        Conversion Procedures.    In order to convert shares of MB Financial Series B preferred stock at the holder's option, the holder must: (i) complete and manually sign an irrevocable conversion notice in the form provided by MB Financial or an agent appointed by MB Financial, and deliver such conversion notice to MB Financial or such agent; (ii) if the shares of MB Financial Series B preferred stock are in certificated form, surrender the shares of MB Financial Series B preferred stock being converted; and (iii) if required, furnish appropriate endorsements and transfer documents.

        The "conversion date" in the case of a conversion at the option of a holder of MB Financial Series B preferred stock will be the date when all of the conditions described in clauses (i) through (iii) above have been satisfied and in the case of a conversion that occurs automatically will be the mandatory conversion date. MB Financial or its agent will, on a holder's behalf, convert the shares of MB Financial Series B preferred stock into shares of MB Financial common stock, in accordance with the terms of the notice delivered by the holder or without any action by the holder at the mandatory conversion date.

        Effective immediately prior to the close of business on any applicable conversion date, dividends will no longer be declared on any such converted shares of MB Financial Series B preferred stock, and such shares of MB Financial Series B preferred stock will represent only the right to receive shares of MB Financial common stock issuable upon conversion of such shares, provided that holders of MB Financial Series B preferred stock will have the right to receive any declared and unpaid dividends on such shares and any other payments to which they are otherwise entitled pursuant to the terms of the MB Financial Series B preferred stock. No allowance or adjustment, except as described under "—Anti-Dilution Adjustments—Purchase Rights," will be made in respect of dividends payable to holders of MB Financial common stock of record as of any date prior to the close of business on any applicable conversion date.

        The person or persons entitled to receive the shares of MB Financial common stock issuable upon conversion of shares of MB Financial Series B preferred stock on any conversion date will be treated for all purposes as the record holder(s) of such shares of MB Financial common stock as of the close of business on such conversion date. In the event that a holder of MB Financial Series B preferred stock does not by written notice designate the name in which shares of MB Financial common stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of MB Financial Series B preferred stock should be registered or paid or the manner in which such shares should be delivered, MB Financial will be entitled to register and deliver such shares, and make such payment, in the name of the holder and in the manner shown on MB Financial's records.

        No fractional shares of MB Financial common stock will be issued to holders of the MB Financial Series B preferred stock upon any conversion. In lieu of fractional shares otherwise issuable, such holders will be entitled to receive an amount in cash equal to the fraction of a share of MB Financial common stock at the conversion price in effect on the applicable conversion date.

        Liquidation Rights.    Upon the voluntary or involuntary liquidation, dissolution or winding up of MB Financial, the holders of the shares of the MB Financial Series B preferred stock will be entitled to receive out of the assets of MB Financial available for distribution to shareholders under applicable law, before any payment or distribution of assets is made on any class or series of capital stock of MB Financial ranking junior to the MB Financial Series B preferred stock upon liquidation, an amount equal to the Series B liquidation amount per share plus a sum equal to all dividends declared but unpaid for the then applicable dividend period to the extent not included in the calculation of the Series B liquidation amount. For these purposes, the merger or consolidation of MB Financial into or with any other corporation or association, the merger or consolidation of any other corporation or association into or with MB Financial, or the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of MB Financial will not be deemed a dissolution, liquidation or winding up of MB Financial, unless such sale, conveyance, exchange or transfer is in connection with and intended to be a plan of complete liquidation, dissolution or winding up of MB Financial.

        After the payment in cash to the holders of the shares of the MB Financial Series B preferred stock of the full preferential amounts for the shares of the MB Financial Series B preferred stock, the holders of the MB Financial Series B preferred stock as such will have no further right or claim to any of the remaining assets of MB Financial.

        In the event the assets of MB Financial available for distribution to the holders of shares of the MB Financial Series B preferred stock upon any voluntary or involuntary liquidation, dissolution or winding up of MB Financial are insufficient to pay in full all amounts to which such holders are entitled as described above, no distribution may be made on account of any shares of any other series of preferred stock or any other class of capital stock of MB Financial ranking on a parity with the shares of the MB Financial Series B preferred stock upon such liquidation, dissolution or winding up unless proportionate amounts are paid on account of the shares of the MB Financial Series B preferred stock, ratably, in proportion to the full amounts to which holders of all such shares which are on a parity with the shares of the MB Financial Series B preferred stock are respectively entitled upon such dissolution, liquidation or winding up.

        Voting Rights.    A holder of MB Financial Series B preferred stock will be entitled to vote together with the holders of MB Financial common stock on all matters upon which the holders of MB Financial common stock are entitled to vote to the extent (but only to the extent) that at such time such holder of MB Financial Series B preferred stock does not own, and is not deemed for applicable bank regulatory purposes to own, securities of MB Financial in excess of 9.9% of any class of voting securities of MB Financial or such other percentage as such holder otherwise reasonably determines would not result in such holder being deemed to control MB Financial or any subsidiary of MB Financial under the Bank Holding Company Act of 1956, the Change in Bank Control Act of 1978 and any applicable regulations and interpretations (we refer to this as the "ownership limit").

        Subject to the restriction with respect to the ownership limit, each share of MB Financial Series B preferred stock will be entitled to such number of votes as the number of shares of MB Financial common stock into which such share of MB Financial Series B preferred stock is convertible at the minimum conversion price at the time of the record date for any such vote. In no event will a holder of MB Financial Series B preferred stock be permitted to cast votes in excess of the ownership limit.

        The vote or consent of the holders of a majority of the shares of MB Financial Series B preferred stock at the time outstanding, voting as a single class, will be necessary for effecting or validating any of the following actions, whether or not such approval is required by Maryland law:

  (i)
  the creation by MB Financial of any class or series of equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of equity securities of MB Financial ranking senior to the MB Financial Series B preferred stock either as to the payment of dividends or rights upon liquidation; provided, however, that any such class or series of equity securities of MB Financial will not be considered for these purposes to rank senior to the MB Financial Series B preferred stock either as to the payment of dividends or rights upon liquidation merely because such class or series of equity securities ranks senior to MB Financial common stock either as to the payment of dividends or rights upon liquidation; and

  (ii)
  the creation of any such class or series will require the affirmative vote or consent of not less than a majority of the outstanding shares of MB Financial Series B preferred stock.

        Holders of MB Financial Series B preferred stock will not have any voting rights if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of MB Financial Series B preferred stock have been converted into shares of MB Financial common stock. The holders of MB Financial Series B preferred stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in MB Financial's charter, of the MB Financial Series B preferred stock.

  Anti-Dilution Adjustments.

        Subdivision of Common Stock.    If MB Financial at any time after its issuance of the MB Financial Series B preferred stock subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of common stock into a greater number of shares, the minimum conversion price in effect immediately prior to such subdivision will be proportionately reduced. If MB Financial at any time after its issuance of the MB Financial Series B preferred stock combines (by combination, reverse stock split or otherwise) its outstanding shares of common stock into a smaller number of shares, the minimum conversion price in effect immediately prior to such combination will be proportionately increased.

        Purchase Rights.    If at any time MB Financial grants, issues or sells any options to purchase shares of MB Financial common stock, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of MB Financial common stock (which we refer to as "purchase rights") prior to a conversion date, then each holder of MB Financial Series B preferred stock will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights that such holder could have acquired if such holder had held the number of shares of MB Financial common stock acquirable upon complete conversion of such holder's shares of MB Financial Series B preferred stock immediately before the date on which a record is taken for the grant, issuance or sale of such purchase rights, or, if no such record is taken, the date as of which the record holders of MB Financial common stock are to be determined for the grant, issue or sale of such purchase rights.

        No Preemptive Rights.    Except as described in this section, holders of MB Financial Series B preferred stock will not be entitled to any preemptive rights to acquire any unissued shares of any capital stock of MB Financial or any other securities of MB Financial, whether or not convertible into shares of capital stock of the MB Financial or carrying a right to subscribe to or acquire any such shares of capital stock.

        Change of Control Events.    If, prior to the mandatory conversion date, there are shares of MB Financial Series B preferred stock outstanding and any of the following occurs:

  (i)
  a sale by MB Financial of substantially all of its assets;

  (ii)
  a sale by MB Financial Bank of substantially all of its assets or a transfer of substantially all of its deposits;

  (iii)
  a sale or exchange by some or all of the shareholders of MB Financial in one transaction, or in a series of related transactions, as a result of which, a majority of the voting capital stock of MB Financial is held by a person or persons who did not hold voting capital stock of MB Financial prior to the transaction or transactions;

  (iv)
  a consolidation, merger or similar transaction in which the persons who held a majority of the voting capital stock of MB Financial prior to the transaction hold less than a majority of the voting capital stock of MB Financial or survivor to the merger or other transaction after the transaction; or

  (v)
  a sale or other issuance of capital stock by MB Financial in a single transaction, or series of transactions (other than pursuant to a public offering of capital stock of MB Financial), as a result of which the person or persons holding a majority of the voting capital stock of MB Financial prior to the transaction no longer hold a majority of the voting capital stock after the transaction, then any such event will be considered a "change of control event" and solely for purposes of determining whether a change of control event has occurred, all securities of MB Financial which are convertible at the option of the holders of such securities into shares of voting capital stock of MB Financial will be deemed to be issued and outstanding shares of voting capital stock of MB Financial.

        Upon a change in control event in which MB Financial is a survivor, each share of MB Financial Series B preferred stock outstanding immediately prior to such change of control event will remain outstanding. Whether or not MB Financial is a survivor in a change in control event, subject to automatic conversion of the MB Financial Series B preferred stock on the mandatory conversion date, each holder of MB Financial Series B preferred stock will have the right, at the holder's option, to:

  (i)
  convert any or all of such holder's shares of MB Financial Series B preferred stock, effective as of the close of business on the closing date of the change of control event, into the type and amount of securities, cash and other property receivable in such change of control event by the holder (other than a counterparty to the change of control event or an affiliate of such counterparty) in respect of each such share of MB Financial Series B preferred stock equal to the number of shares of MB Financial common stock into which one share of MB Financial Series B preferred stock would then be convertible assuming that a mandatory conversion date in respect of such shares of MB Financial Series B preferred stock had occurred (we refer to such securities, cash and other property as the "exchange property"); provided, however, that:

  A.
  each holder of MB Financial Series B preferred stock will have the option to have the exchange property include the maximum amount of cash per share of MB Financial common stock that could be received by any holder of MB Financial common stock in connection with a change of control event in respect of each such share of MB Financial Series B preferred stock equal to the number of shares of MB Financial common stock into which one share of MB Financial Series B preferred stock would then be convertible assuming that a mandatory conversion date in respect of such shares of MB Financial Series B preferred stock had occurred;

  B.
  in the event that holders of the shares of MB Financial common stock receive cash and securities as the consideration to be received in connection with any change of control event and the securities are issued by an issuer which is not listed on the NASDAQ Stock Market or any other national securities exchange or automated quotation system, then each holder of MB Financial Series B preferred stock will have the option to receive the fair value of all of the exchange property to be received in connection with such change of control event, as determined by the MB Financial board of directors, in cash; and

  C.
  the aggregate cash received by the holders of MB Financial Series B preferred stock pursuant to the provisions described in subparagraphs A and B above will not exceed the aggregate amount of cash available in the transaction and the balance of the exchange property will be issued in substitute securities (as defined below) and the aggregate amount of cash available in such transaction will be distributed first, on a pro rata basis to the holders of MB Financial Series B preferred stock based on the number of shares of MB Financial Series B preferred stock held by such holder, and second, to the holders of MB Financial common stock; or

  (ii)
  in the case of any merger or consolidation in which MB Financial is not the surviving or resulting entity, be converted into or exchanged for preferred securities of the surviving or resulting entity or its ultimate parent (which we refer to as "substitute securities"), that is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such shares of MB Financial Series B preferred stock remaining outstanding or such substitute securities, as the case may be, will have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders of MB Financial Series B preferred stock than the rights, preferences, privileges and voting powers of the MB Financial Series B preferred stock, taken as a whole. In the event that the holders of a majority of the shares of the MB Financial Series B preferred stock elect to accept such substitute securities, it will be conclusively presumed that the rights, preferences, privileges and voting powers of the holders of MB Financial Series B preferred stock who did not so elect to accept such substitute securities, taken as a whole, were not materially less favorable than those of the holders of a majority of the shares of the

    MB Financial Series B preferred stock that did elect to accept such substitute securities; provided, however, that such agreement by a majority of the shares of the MB Financial Series B preferred stock will not be the sole or exclusive method of such determination, nor will such an agreement be required.

Other Anti-Takeover Provisions

        In addition to the ability to issue preferred and other stock without shareholder approval, MB Financial's charter and bylaws contain a number of other provisions which may have the effect of delaying, deferring or preventing a change in control of MB Financial. See "Comparison of Shareholder Rights."

COMPARISON OF SHAREHOLDER RIGHTS

        American Chartered is incorporated under the laws of the State of Illinois. MB Financial is incorporated under the laws of the State of Maryland. The rights of holders of American Chartered common stock are governed by the laws of the State of Illinois and American Chartered's articles of incorporation and bylaws. The rights of holders of MB Financial common stock are governed by the laws of the State of Maryland and MB Financial's charter and bylaws. Consequently, after the merger, the rights of former shareholders of American Chartered who receive shares of MB Financial stock in the merger will be determined by reference to MB Financial's charter and bylaws and the laws of the State of Maryland.

        This section describes certain differences between the rights of MB Financial common shareholders and American Chartered common shareholders, including those which may be material. This section does not include a complete description of all differences among the rights of these shareholders, nor does it include a complete description of the specific rights of these shareholders. In addition, the identification of some of the differences in the rights of these shareholders is not intended to indicate that other differences that are equally important do not exist. The discussion in this section is qualified in its entirety by reference to the MGCL and the IBCA, and to MB Financial's charter and bylaws and American Chartered's articles of incorporation and bylaws. Copies of the governing corporate instruments are available, without charge, to any person by following the instructions listed under "Where You Can Find More Information."

MB Financial	American Chartered
Authorized Capital Stock
The authorized capital stock of MB Financial currently consists of 110,000,000 shares of capital stock, presently classified as follows:	The authorized capital stock of American Chartered currently consists of 120,000,000 shares of capital stock, classified as follows:
• 100,000,000 shares of common stock, par value $.01 per share; and	• 100,000,000 shares of common stock, without par value; and
• 10,000,000 shares of preferred stock, par value $.01 per share.	• 20,000,000 shares of preferred stock, without par value.

As of September 30, 2015, there were 73,776,196 shares of MB Financial common stock issued and outstanding and 4,000,000 shares of MB Financial Financial Series A preferred stock issued and outstanding. No other shares of MB Financial preferred stock are currently outstanding.
As of September 30, 2015, there were 35,529,908 shares of American Chartered common stock issued and outstanding, 4,575 shares of American Chartered Series D preferred stock issued and outstanding and 7,296,848 shares of American Chartered Series F non-voting preferred stock issued and outstanding. No other shares of American Chartered preferred stock are currently outstanding.

MB Financial	American Chartered
MB Financial's charter authorizes MB Financial's board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. MB Financial is authorized under its charter to issue additional shares of capital stock, up to the amount authorized, generally without shareholder approval. In addition, MB Financial's charter provides by its terms that it may be amended by MB Financial's board of directors, without a shareholder vote, to change the number of shares of capital stock authorized, which could have the effect of diluting the interests of shareholders.	American Chartered's amended and restated articles of incorporation authorizes American Chartered's board of directors to provide for the issue of all or any of the shares of preferred stock in one or more series, and to fix the number of shares and determine or alter for such series, such voting rights, designations, powers, preferences and relative, participating, optional or other rights, and such qualifications, limitations or restrictions thereof. Unlike MB Financial's charter, American Chartered's amended and restated articles of incorporation cannot be amended to increase the number of authorized shares of capital stock without shareholder approval.
Dividends

Under the MGCL, MB Financial is permitted to pay dividends or make other distributions unless after the distribution: (1) MB Financial would not be able to pay its debts as they become due in the usual course of business; or (2) except as provided in the MGCL, MB Financial's total assets would be less than the sum of its total liabilities, plus, unless MB Financial's charter permits otherwise, the amount that would be needed, if MB Financial were dissolved at the time of the distribution, to satisfy preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.
Pursuant to the IBCA, American Chartered may pay dividends on its common stock unless, after giving effect to the dividend: (1) American Chartered would be insolvent; or (2) the net assets of American Chartered would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if American Chartered were then to be liquidated.

The board of directors may base a determination that a distribution may be made because American Chartered would not be insolvent either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

MB Financial	American Chartered
Advance Notice Provisions

MB Financial's bylaws provide that MB Financial must receive written notice of any shareholder proposal for business at an annual meeting of shareholders not less than 90 days or more than 120 days before the anniversary of the preceding year's annual meeting. If the date of the current year's annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, notice of the proposal must be received by MB Financial no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the tenth day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.
American Chartered's bylaws provide that for a shareholder to properly bring business before an annual or special meeting of shareholders, written notice of such shareholder's intent to make such proposal or proposals, including the nomination for election of a director, must be received by the secretary of American Chartered not later than the following dates: (i) with respect to an annual meeting of shareholders, within 10 days after the date of notice of the annual meeting delivered to the shareholders; and (ii) with respect to any other meeting of shareholders, the close of business on the tenth day following the date of public disclosure of the date of such meeting.

MB Financial's bylaws also provide that MB Financial must receive written notice of any shareholder director nomination for a meeting of shareholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice of the nomination must be received by the secretary no later than the tenth day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.
Voting Limitations

Charter Provision. MB Financial's charter generally prohibits any shareholder that beneficially owns more than 14.9% of the outstanding shares of MB Financial common stock from voting shares in excess of this limit.	Charter Provision. American Chartered's amended and restated articles of incorporation do not contain any voting limitation of the type contained in MB Financial's charter.

MB Financial	American Chartered
State Law. The MGCL contains a control share acquisition statute which, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation's voting stock (which we refer to as "control shares") within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is two-thirds of all votes entitled to be cast, excluding "interested shares," defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which MB Financial has done pursuant to its bylaws. Accordingly, the MGCL control share acquisition statute does not apply to acquisitions of shares of MB Financial common stock. Though not expected, MB Financial could decide to become subject to the MGCL control share acquisition statute by amending its bylaws to eliminate the opt-out provision. See "—Amendment of Corporate Governance Documents."	State Law. The IBCA does not contain a control share acquisition statute.
Quorum Requirement for Shareholder Meetings

MB Financial's bylaws provide that, at any meeting of shareholders, the holders of a majority of all the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, except to the extent that the presence of a larger number may be required by law.
American Chartered's bylaws provide that, at any meeting of shareholders, the holders of a majority of the stock outstanding and entitled to vote at the meeting, present in person or by proxy, shall constitute on quorum, except as otherwise provided by statute, the amended and restated articles of incorporation or the bylaws.

MB Financial	American Chartered
Number of Directors and Director Terms

MB Financial's charter provides that all directors are elected annually, for a one-year term. MB Financial's bylaws provide that MB Financial will have the number of directors set forth in its charter until changed to a number not greater than 25 by the board of directors by a vote of a majority of the whole board (meaning the total number of directors MB Financial would have if there were no vacancies on the board). MB Financial currently has 11 directors. Pursuant to the merger agreement, upon the effective time of the merger, the number of directors of MB Financial will increase by one, with current American Chartered Chairman Robert L. Riter appointed to the new director position.
American Chartered's amended and restated articles of incorporation provide that directors are elected for a one-year term. American Chartered's bylaws provide that the number of directors of American Chartered will be not less than six nor more than 25, as determined by the shareholders at a meeting of shareholders, by the affirmative vote of the holders of at least two-thirds of the voting shares present in person or by proxy. American Chartered currently has ten directors.
Removal of Directors

MB Financial's charter provides that, subject to the rights of the holders of any class of preferred or other stock outstanding, directors may be removed from office only for cause and only by the vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors (which we refer to as "voting stock"), voting together as a single class.
American Chartered's bylaws provide that a director may be removed with or without cause by vote of two-thirds of the shares entitled to vote at a meeting of the shareholders at which a quorum is present, if notice of the meeting names the director or directors to be removed at the meeting. However, the President and the Chairman of American Chartered may only be removed in their capacity as directors upon a vote of all of the board of directors, excluding the vote of the director proposed to be removed.
Amendment of Charter and Bylaws

Amendment of Charter. MB Financial's charter generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of MB Financial common stock. MB Financial's charter provides by its terms that it may be amended by MB Financial's board of directors, without a shareholder vote, to change the number of shares of capital stock authorized for issuance.
Amendment of Amended and Restated Articles of Incorporation. Under the IBCA, American Chartered's amended and restated articles of incorporation generally may be amended upon approval by the board of directors and the holders of two-thirds of the outstanding stock entitled to vote on the amendment.

Amendment of Bylaws. MB Financial's bylaws may be amended either by the board of directors, by a vote of a majority of the whole board, or by MB Financial's shareholders, by the vote of the holders of a majority of the outstanding shares of voting stock, voting together as a single class.	Amendment of Bylaws. American Chartered's bylaws generally may be amended by the affirmative vote of holders of two-thirds of the total outstanding voting stock.

MB Financial	American Chartered
Business Combinations with Certain Persons

Charter Provision. MB Financial's charter provides that certain business combinations (e.g., mergers, share exchanges, significant asset sales and significant stock issuances) involving "interested shareholders" of MB Financial require, in addition to any vote required by law, the approval of a majority of the voting power of the outstanding shares of voting stock that is not beneficially owned by the interested shareholder in question, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An "interested shareholder" generally means a person who is a greater than 14.9% shareholder of MB Financial or who is an affiliate of MB Financial and at any time within the past two years was a greater than 14.9% shareholder of MB Financial.	Charter Provision. Unlike the MB Financial charter, American Chartered's amended and restated articles of incorporation do not contain a business combination provision.

MB Financial	American Chartered
State Law. The MGCL contains a business combination statute that prohibits a business combination between a corporation and an interested shareholder (for purposes of the MGCL business combination statute, one who beneficially owns 10% or more of the voting power) for a period of five years after the most recent date on which the interested shareholder became an interested shareholder, unless the transaction has been approved by the board of directors before the most recent date on which the interested shareholder became an interested shareholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested shareholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested shareholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. MB Financial has opted-out of the MGCL business combination statute through a provision in its charter.	State Law. American Chartered's amended and restated articles of incorporation provides that the corporation shall be covered by Section 7.85 of the IBCA, which provides that any business combination with an interested shareholder (generally defined as any beneficial owner of 15% or more of the voting shares) must be approved by the affirmative vote of the holders of 80% of the combined voting power and a majority of disinterested shares, unless the business combination is approved by two-thirds of the disinterested directors or certain fair price requirements are met.

American Chartered is also subject to Section 11.75 of the IBCA, which provides that a shareholder acquiring more than 15% of the outstanding voting shares of the corporation but less than 85% of such shares, excluding shares held by employee directors and certain employee stock plans, is deemed an "Interested Shareholder" and may not engage in a business combination for a period of three years subsequent to the date on which the shareholder became an Interested Shareholder, unless prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder or the business combination is approved by the board and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the Interested Shareholder. An Illinois corporation may elect not to be governed by Section 11.75 of the IBCA. American Chartered has not made such an election.

Neither Section 7.85 nor Section 11.75 of the IBCA applies to the merger with MB Financial.

MB Financial	American Chartered
Prevention of Greenmail

MB Financial's charter generally prohibits MB Financial from acquiring any of its own equity securities from a beneficial owner of 5% or more of MB Financial's voting stock unless: (i) the acquisition is approved by the holders of a majority of MB Financial's voting stock not owned by the seller, voting together as a single class; (ii) the acquisition is made as part of a tender or exchange offer by MB Financial or a subsidiary of MB Financial to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the board of directors, including a majority of the disinterested directors; or (iv) the acquisition is at or below the market price of the MB Financial common stock and is approved by a majority of the board of directors, including a majority of the disinterested directors.	No such provision is contained in American Chartered's amended and restated articles of incorporation or bylaws.
Non-Shareholder Constituency Provision

MB Financial's charter provides that when evaluating any offer of another person to (1) make a tender or exchange offer for any equity security of MB Financial, (2) merge or consolidate MB Financial with another corporation or entity or (3) acquire all or substantially all of the properties and assets of MB Financial, or when evaluating any other transaction which would or may involve a change in control of MB Financial, MB Financial's board of directors may, in exercising its business judgment as to what is in the best interests of MB Financial and its shareholders and in making any recommendation to MB Financial's shareholders, give due consideration to all relevant factors, including, but not limited to:	No such provision is contained in American Chartered's amended and restated articles of incorporation or bylaws.
• the immediate and long-term economic effect upon MB Financial's shareholders, including shareholders, if any, who do not participate in the transaction;

MB Financial	American Chartered

•

the social and economic effect on the employees, creditors and customers of, and others dealing with, MB Financial and its subsidiaries and on the communities in which MB Financial and its subsidiaries operate or are located;

• whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of MB Financial;
• whether a more favorable price could be obtained for MB Financial's stock or other securities in the future;
• the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of MB Financial and its subsidiaries;
• the future value of the stock or any other securities of MB Financial or the other entity to be involved in the proposed transaction;
• any antitrust or other legal and regulatory issues that are raised by the proposal;

•

the business and historical, current or projected future financial condition or operating results of the other entity to be involved in the proposed transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•

the ability of MB Financial to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution.

If MB Financial's board of directors determines that any proposed transaction of the type described above should be rejected, it may take any lawful action to defeat the transaction, including, but not limited to, any or all of the following:
• advising shareholders not to accept the proposal;

MB Financial	American Chartered
• instituting litigation against the party making the proposal;
• filing complaints with governmental and regulatory authorities;
• acquiring the stock or any other securities of MB Financial;
• increasing the authorized capital stock of MB Financial;
• selling or otherwise issuing authorized but unissued stock, other securities or granting options or rights with respect to authorized but unissued stock;
• acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and
• obtaining a more favorable offer from another individual or entity.
Action by Shareholders without a Meeting

MB Financial's bylaws provide that, except as described in the following sentence, any action required or permitted to be taken at a meeting of shareholders may instead be taken without a meeting if a unanimous written consent which sets forth the action is given in writing or by electronic transmission by each shareholder entitled to vote on the matter. The bylaws also provide that, unless MB Financial's charter provides otherwise, the holders of any class of MB Financial voting stock, other than common stock, may act without a meeting if a consent is given in writing or by electronic transmission by the holders entitled to cast the minimum number of votes that would be necessary to approve the action at a meeting of shareholders.
Under the IBCA, any action required to or that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, is signed (i) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voting or (ii) by all of the shareholders entitled to vote with respect to the subject matter of the action. If the consent is signed by less than all of the shareholders entitled to vote, then the consent will become effective only if at least five days prior to the execution of the consent a notice in writing is delivered to all the shareholders entitled to vote with respect to the subject matter of the consent and, after the effective date of the consent, prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent is delivered in writing to those shareholders who have not consented in writing.

MB Financial	American Chartered
Special Meetings of Shareholders

MB Financial's bylaws provide that special meetings of shareholders may be called by the president or MB Financial's board of directors by vote of a majority of the whole board. In addition, MB Financial's bylaws provide that a special meeting of shareholders shall be called by the Secretary of MB Financial on the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.
American Chartered's bylaws provide that special meetings of shareholders may be called by the chairman, the president, chairman of the board, or two-thirds of the board of directors then in office. In addition, holders of at least 50% of the total voting power of the outstanding voting stock may call a special meeting.
Limitation on Directors' and Officers' Liability
Consistent with the MGCL, MB Financial's charter provides that an officer or director of MB Financial may not be liable to MB Financial or its shareholders for money damages, except to the extent:	No such provision is contained in American Chartered's amended and restated articles of incorporation or bylaws.
• it is proved that the person actually received an improper benefit, for the amount of the benefit;

•

a final judgment or adjudication against the person is based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action against the person; or

• otherwise provided by the MGCL.

MB Financial	American Chartered
Indemnification

MB Financial's charter provides that MB Financial will indemnify and advance expenses to its directors and officers to the fullest extent required or permitted by the MGCL. MB Financial's charter also provides that MB Financial will indemnify other employees and agents to the extent authorized by its board of directors and permitted by law.

The MGCL permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with active and deliberate dishonesty, (2) the person actually received an improper personal benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful. The MGCL provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. The MGCL also provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit in which the person was found liable on the grounds that personal benefit was improperly received. The person found liable in the derivative proceeding or in the proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification for expenses if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. The MGCL provides that unless otherwise provided in the corporation's charter, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.

The IBCA provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation's shareholders in the right of the corporation, a corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if the person:

•

acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation; and

•

with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the present or former director or officer is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made with respect to a person who is a director or officer at the time of the determination: (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of the directors who are not parties to such action, suit, or proceeding, even though less than a quorum, designated by a majority vote of the directors, (3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

MB Financial	American Chartered
The MGCL provides that reasonable expenses incurred by a director, officer, employee or agent who is a party to a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if the corporation receives a written affirmation from the person to receive the advancement of that person's good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by the person to repay the advanced amount if it is ultimately determined that he or she has not met the standard of conduct.

MB Financial's charter provides, consistent with the MGCL, that the rights to indemnification and to the advancement of expenses conferred by MB Financial's charter are not exclusive of any other right which a person may have under any statute, the charter, MB Financial's bylaws, any agreement, any vote of shareholders or the board of directors, or otherwise.

To the extent that a present or former director or officer of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

The IBCA also provides that the indemnification and advancement of expenses provided by or granted under the IBCA shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

The American Chartered amended and restated articles of incorporation provides for indemnification of its directors or officers to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. American Chartered will pay expenses incurred by such a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws.

MB Financial	American Chartered
Appraisal/Dissenters' Rights

Under the MGCL, shareholders of a corporation generally are entitled to dissent from certain transactions, including a merger or consolidation, and obtain payment of the fair value of their shares (so-called "appraisal rights"). Appraisal rights do not apply if, however, the stock is listed on a national securities exchange, unless (1) the stock is to be exchanged for anything other than stock of the surviving corporation (excluding cash in lieu of fractional share interests) and (2) the directors and executive officers of the corporation as a group owned 5% or more of the outstanding voting stock of the corporation within the one year period prior to the day the corporation's shareholders voted on the transaction and their shares will be exchanged for stock of a party to the transaction on terms that are not available to all holders of stock of the same class or series.
Under the IBCA, shareholders of a corporation generally are entitled to dissent from certain transactions, including a merger or consolidation, and obtain payment of the fair value of their shares. Holders of American Chartered common stock are entitled to dissenters' rights in connection with the merger. See "The Merger—Dissenters' Rights."

Holders of American Chartered common stock are entitled to dissenters' rights in connection with the merger. See "The Merger—Dissenters' Rights."

Shareholder Inspection Rights

Under the MGCL, only a holder or group of holders of 5% or more of the corporation's stock for at least six months has the right to inspect the corporation's stock ledger, list of shareholders and books of account (in the case of books of account, for any purpose related to monitoring or protecting the holder's or holders' equity investment in the corporation). Any shareholder is entitled to inspect the corporation's bylaws, minutes of shareholder meetings, annual statement of affairs and any voting trust agreements.
Under the IBCA, any shareholder of record has the right to examine, at any reasonable time or times, the corporation's books and records of account, minutes, voting trust agreements filed with the corporation and record of shareholders, and to make extracts from these documents, but only for a proper purpose.

 LEGAL MATTERS

        The validity of the shares of MB Financial stock to be issued in connection with the merger has been passed upon by Silver, Freedman, Taff & Tiernan LLP, Washington, D.C. Certain United States federal income tax consequences of the merger have been passed upon by Silver, Freedman, Taff & Tiernan LLP, Washington, D.C. and by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

        The consolidated financial statements of MB Financial, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of RSM US LLP (formerly McGladrey LLP), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of American Chartered Bancorp, Inc. as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included in this proxy statement/prospectus in reliance upon the report of Crowe Horwath LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        MB Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MB Financial's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov." You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates.

        MB Financial filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended with respect to the shares of MB Financial stock to be issued in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of MB Financial in addition to being a proxy statement of American Chartered for the special meeting of American Chartered's shareholders. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

        The SEC permits the incorporation by reference of information regarding MB Financial into this proxy statement/prospectus, which means that important business and financial information about MB Financial can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, and later information that MB Financial files with the SEC will update and supersede that information. This document incorporates by reference the documents set forth below that MB Financial has previously filed with the SEC and all documents filed by MB Financial with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this proxy statement/ prospectus and before the date of the special meeting of American Chartered's shareholders.

        MB Financial Filings (SEC file number 001-36599):

  •
  Annual Report on Form 10-K for the year ended December 31, 2014 (including the portions of MB Financial's proxy statement on Schedule 14A filed on April 10, 2015 incorporated therein by reference).

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

  •
  Current Reports on Form 8-K filed on February 17, 2015, March 2, 2015, May 28, 2015, November 23, 2015 and November 24, 2015.

        Except where the context otherwise indicates, MB Financial supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to MB Financial and American Chartered supplied all information contained in this proxy statement prospectus relating to American Chartered.

        You can obtain any of the documents incorporated by reference from the SEC. The documents incorporated by reference also are available from MB Financial without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by writing or telephoning MB Financial, as follows:

MB Financial, Inc. 6111 North River Road Rosemont, Illinois 60018
Attention:	Doria Koros, Vice President and Secretary (847) 653-1992

        If you would like to request documents from MB Financial, you must do so by March 8, 2016 to receive them before the special meeting of American Chartered's shareholders.

        Neither MB Financial nor American Chartered has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
AMERICAN CHARTERED BANCORP, INC.

AMERICAN CHARTERED BANCORP, INC.
AND SUBSIDIARY
Schaumburg, Illinois

CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2015 and December 31, 2014 and
for the Nine Months ended September 30, 2015 and 2014
(Unaudited)

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	(Unaudited) September 30, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	$92,958	$71,378
Securities available-for-sale	254,473	188,979
Securities held-to-maturity (fair value of $283,644 at September 30, 2015 and $300,652 at December 31, 2014)	279,880	299,136
Trading assets	2,668	854
Interest-bearing deposits in other financial institutions	28,621	23,554
Loans, net	1,966,499	1,872,021
Loans held for sale	9,830	390
Other real estate owned, net	6,736	15,508
Premises and equipment, net	53,969	54,497
Accrued interest receivable	6,175	6,138
Federal Home Loan Bank stock	21,000	13,000
Current taxes receivable	2,422	1,083
Deferred taxes, net	11,516	15,345
Bank-owned life insurance	58,278	42,349
Other assets	13,322	12,423

	$2,808,347	$2,616,655

LIABILITIES AND EQUITY
Deposits
Non-interest-bearing	$1,126,368	$1,115,613
Interest-bearing	1,110,175	1,081,118

Total deposits	2,236,543	2,196,731
Securities sold under agreements to repurchase	34,685	34,165
Federal Home Loan Bank advances	270,000	140,000
Notes payable	20,000	200
Subordinated debentures	42,162	67,031
Trading liabilities	2,668	854
Accrued interest payable and other liabilities	11,201	12,425

Total liabilities	2,617,259	2,451,406
Equity
Stockholders' equity
Preferred stock, Series B	—	—
Preferred stock, Series C	—	—
Preferred stock, Series D (liquidation preference of $4,575 at September 30, 2015 and $14,323 at December 31, 2014)	4,352	13,612
Preferred stock, Series E (liquidation preference of $10,827 at December 31, 2014)	—	10,166
Preferred stock, Series F (liquidation preference of $25,654 at September 30, 2015 and $14,827 at December 31, 2014)	24,089	13,923
Common stock, no par value	89,283	79,267
Retained earnings	128,610	104,609
Accumulated other comprehensive loss	(4,251)	(5,333)
Treasury stock, at cost	(50,995)	(50,995)

Total stockholders' equity	191,088	165,249

	$2,808,347	$2,616,655

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Nine Months ended September 30, 2015 and 2014

(In Thousands, Except Per Share Data) (Unaudited)

	Nine Months
	2015	2014
Interest income
Loans, including fees	$63,704	$60,189
Securities	8,776	7,486
Federal funds sold and other	352	82

	72,832	67,757
Interest expense
Deposits	2,072	2,455
Securities sold under repurchase agreements	17	22
Federal Home Loan Bank advances	332	132
Subordinated debentures and notes payable	2,029	3,214

	4,450	5,823

Net interest income	68,382	61,934
Provision for loan losses	—	8,100

Net interest income after provision for loan losses	68,382	53,834
Other income
Service charges on deposit accounts	9,858	10,064
Gain on sale of loans	1,121	87
Net gain on sale of securities	411	882
Net gain (loss) on sales of other real estate owned	1,781	(303)
Increase in cash surrender value of Bank-owned life insurance	928	923
Other fees and commissions	3,333	2,627

	17,432	14,280
Other expense
Salaries and employee benefits	24,905	23,757
Occupancy expense	4,917	4,896
Furniture and equipment expense	2,213	2,441
Advertising and public relations	1,931	1,577
Professional fees	1,831	1,633
FDIC insurance fees	1,240	1,537
Loan collections	1,579	2,544
Valuation allowance for loss on other real estate owned	1,291	4,614
Data processing fees	825	788
Other real estate owned expenses	529	1,553
Other expense	4,031	4,115

	45,292	49,455

Income before income tax provision	40,522	18,659
Income tax provision	15,827	7,135

Net income	24,695	11,524
Net loss attributable to noncontrolling interests	—	(3)

Net income attributable to Company	24,695	11,527
Preferred stock dividends	694	3,389

Net income to common stockholders	$24,001	$8,138

Basic income per common share	$0.59	$0.29

Diluted income per common share	$0.54	$0.25

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Nine Months ended September 30, 2015 and 2014

(In Thousands) (Unaudited)

	Nine Months
	2015	2014
Net income	$24,695	$11,524
Other comprehensive income (loss):
Unrealized gains/losses on securities:
Unrealized holding gain arising during the period	1,579	468
Reclassification adjustment for gains on sales included in net income	(411)	(222)
Amortization of unrealized losses (gains) on held-to-maturity that were formerly available-for-sale	637	(229)

	1,805	17
Tax effect	723	7

Net of tax	1,082	10

Total other comprehensive income	1,082	10

Comprehensive income	25,777	11,534

Comprehensive loss attributable to noncontrolling interests	—	(3)

Comprehensive income attributable to Company	$25,777	$11,537

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF EQUITY
Nine Months ended September 30, 2015 and 2014
(In Thousands, Except Share Data) (Unaudited)

	Stockholders' Equity
	Preferred Stock Series B	Preferred Stock Series D	Preferred Stock Series E	Preferred Stock Series F	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non- controlling Interests	Total Equity
Balance at January 1, 2014	$149	$29,158	$24,089	$—	$62,332	$91,315	$(5,239)	$(50,995)	$5	$150,814
Net income (loss)	—	—	—	—	—	11,527	—	—	(3)	11,524
Other comprehensive income	—	—	—	—	—	—	10	—	—	10
Preferred stock dividends	—	—	—	—	—	(3,389)	—	—	—	(3,389)
Issuance of 123,219 shares of common stock	—	—	—	—	471	—	—	—	—	471
Exercise of 6,400 stock options	—	—	—	—	22	—	—	—	—	22
Conversion of 15,000 shares of Series B preferred stock, net of $1 of costs to raise capital	(149)	149	—	—	—	—	—	—	—	—
Conversion of 3,900 shares of Series D preferred stock, net of $195 of costs to raise capital	—	(3,705)	—	—	3,705	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	434	—	—	—	—	434

Balance at September 30, 2014	$—	$25,602	$24,089	$—	$66,964	$99,453	$(5,229)	$(50,995)	$2	$159,886

Balance at January 1, 2015	$—	$13,612	$10,166	$13,923	$79,267	$104,609	$(5,333)	$(50,995)	$—	$165,249
Net income	—	—	—	—	—	24,695	—	—	—	24,695
Other comprehensive income	—	—	—	—	—	—	1,082	—	—	1,082
Preferred stock dividends	—	—	—	—	—	(694)	—	—	—	(694)
Buyback of 41,075 shares of common stock	—	—	—	—	—	—	—	(168)	—	(168)
Issuance of 41,075 shares of common stock out of treasury	—	—	—	—	—	—	—	168	—	168
Issuance of 130,465 shares of common stock	—	—	—	—	539	—	—	—	—	539
Conversion of 9,748 shares of Series D preferred stock, net of $488 of costs to raise capital	—	(9,260)	—	—	9,260	—	—	—	—	—
Conversion of 10,827 shares of Series E preferred stock, net of $661 of costs to raise capital	—	—	(10,166)	10,166	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	217	—	—	—	—	217

Balance at September 30, 2015	$—	$4,352	$—	$24,089	$89,283	$128,610	$(4,251)	$(50,995)	$—	$191,088

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended September 30, 2015 and 2014

(In Thousands) (Unaudited)

	Nine Months
	2015	2014
Cash flows from operating activities
Net income	$24,695	$11,524
Adjustments to reconcile net income to net cash from operating activities
Depreciation, amortization, and loss on disposal of premises and equipment	1,921	1,962
Deferred income taxes	3,106	3,301
Provision for loan losses	—	8,100
Net change in income tax receivable/payable	(1,339)	1,401
Net premium amortization on securities	4,934	4,965
Stock-based compensation expense	217	434
Net gain on sale of securities	(411)	(882)
Net (gain) loss on sale of other real estate owned	(1,781)	303
Provision for other real estate owned	1,291	4,614
Gain on sale of loans	(1,121)	(87)
Loans originated for sale	(64,593)	(5,011)
Proceeds on sale of loans	56,157	5,730
Earnings on Bank-owned life insurance	(928)	(923)
(Increase) decrease in accrued interest receivable and other assets	(820)	(165)
Increase (decrease) in accrued interest payable and other liabilities	(816)	3,116

Net cash provided by operating activities	20,512	38,382
Cash flows from investing activities
Proceeds from paydowns, calls and maturities of securities available-for-sale	39,410	43,302
Proceeds from sales of securities available-for-sale	20,428	17,103
Purchase of securities available-for-sale	(126,652)	(65,078)
Proceeds from paydowns, calls and maturities of securities held-to-maturity	28,105	21,360
Purchase of securities held-to-maturity	(10,247)	(24,538)
Net increase in loans	(95,398)	(89,405)
Premises and equipment expenditures, net	(1,393)	(1,569)
Purchase of Federal Home Loan Bank stock	(8,000)	(3,956)
Proceeds from sale of trading security	—	2,610
Proceeds from sale of other real estate owned, net of capital improvements	10,182	7,592
Purchase of Bank-owned life insurance	(15,000)	—
Increase in interest bearing deposits	(5,067)	(10,000)

Net cash used in investing activities	(163,632)	(102,579)
Cash flows from financing activities
Net increase (decrease) in deposits	$39,812	$(7,178)
Increase (decrease) in securities sold under agreements to repurchase	520	(16,704)
Paydown on notes payable	(200)	—
Proceeds from notes payable	20,000	—
Proceeds from subordinated debentures	—	3,490
Redemption of subordinated debentures	(24,869)	(15,510)
Proceeds from issuance of common stock, net	539	471
Proceeds from exercise of stock options	—	22
Proceeds from Federal Home Loan Bank advances, net	130,000	128,448
Preferred stock dividends paid	(1,102)	(3,390)

Net cash provided by financing activities	164,700	89,649

Net change in cash and cash equivalents	21,580	25,452
Cash and cash equivalents at beginning of period	71,378	53,609

Cash and cash equivalents at end of period	$92,958	$79,061

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$4,497	$6,600
Income tax refunds	(1,676)	(83)
Income tax payments	15,736	2,514
Schedule of noncash investing and financing activities:
Transfer of loans to other real estate owned	$920	$3,885
Conversion of preferred stock to common stock, net	9,260	3,705
Preferred stock dividends accrued	95	1,129
Transfer of held-for-sale loans to other assets	117	8

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations and Principles of Consolidation:    The unaudited consolidated financial statements include the accounts of American Chartered Bancorp, Inc. (the Company) and its wholly owned subsidiary, American Chartered Bank (the Bank). The Bank previously formed a wholly owned subsidiary that was established for the sole purpose of holding and selling other real estate owned acquired by the Bank through foreclosure or when title has been obtained through other means. In addition, the Bank and two other third parties previously formed a limited liability company (LLC) whose sole purpose was to hold and sell a single property that was acquired through foreclosure. The LLC took title to the foreclosed property in 2010. The final units from the property sold in 2011 and the distributions of remaining assets of the LLC were made in 2014. The Bank had a majority equity interest in the LLC and had the ability to exercise control over the LLC and, as such, was required to consolidate the entity. The Company and the Bank operate in the Chicagoland area. The Bank's primary services include accepting deposits and making commercial, consumer, and mortgage loans. All significant intercompany accounts and transactions have been eliminated in consolidation.

        In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. The consolidated balance sheet as of December 31, 2014 was derived from the audited consolidated financial statements. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the entire fiscal year. These unaudited interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information in footnote disclosure normally included in financial statements prepared in accordance with U.S. GAAP has been condensed or omitted for the interim financials based on materiality. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2014.

        On November 20, 2015, the Company entered into a definitive merger agreement whereby MB Financial will acquire the Company and its wholly owned subsidiary. The merger is subject to regulatory approvals and approval by the Company's stockholders.

        Use of Estimates:    To prepare financial statements in conformity with U.S. GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

        Statement of Cash Flows:    For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. Loan disbursements and collections, repurchase agreements, transactions in deposit accounts, and short-term Federal Home Loan Bank advances are reported net.

        Trading Assets:    The Company engages in trading activities for its own account. Securities that are held for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends on trading securities are included in net interest income. Derivatives accounted for as trading assets are carried at fair value with changes in fair value included in earnings.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Securities:    Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss).

        Interest income includes amortization of purchase premium or accretion of discount. Premiums and discounts are recognized in interest income using the level-yield method without anticipating prepayments except for mortgage-backed and collateralized mortgage obligation securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

        Management evaluates securities for OTTI at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation.

        Loans Held for Sale:    Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Servicing rights are not retained on loans sold. Gains and losses on sale of mortgage loans are based on the difference between the selling price and the carrying value of related loans sold.

        Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Substantially all of the loans are secured by specific items of collateral including business assets, commercial and residential real estate, and consumer assets. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. All loan segments and classes are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan and classified as impaired. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from restructured loans in the calendar years subsequent to the restructuring if they are in compliance with modified terms. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is reasonably assured, and the borrower has a period of satisfactory repayment performance.

        Allowance for Loan Losses:    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes that

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance methodology is consistent for each portfolio segment.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. Management estimates the allowance balance required based on past loan loss experience, information about specific borrower and loan situations, estimated collateral values, economic and other factors. Loans considered impaired are individually analyzed for impairment and required reserves are estimated for each impaired loan. A loan is considered impaired when full payment under the loan terms is not expected. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impaired amounts are generally calculated using the fair value of the collateral for the loan. Troubled debt restructurings are considered to be collateral dependent; the loans are reported at the fair value of the collateral.

        For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses. Individual loan relationships under $250,000 that may be impaired are not individually analyzed for impairment amount but are grouped into pools by primary collateral type and assigned loss factors based on historical loss rates on similar pools.

        The general component of the reserve covers non-impaired loans and is based on historical loss experience adjusted for current factors. Non-impaired loans are grouped into pools by loan risk ratings and each pool is further segmented by loan primary collateral type. Loss rates are determined based on historical loss rates and applied to each loan pool using a loss migration analysis. Historical loss rates consider the most recent 60 months. The estimated reserve required based on historical loss rates are then considered for adjustment based on current qualitative and economic factors that management believes may cause future loss experiences to differ from actual historical loan loss experience. Management's assessment of the impact of current qualitative and economic factors is analyzed by primary collateral support. The key qualitative and economic factors considered include lending policies and procedures, national and local economic and business conditions, nature and volume of the loan portfolio, experience of lending staff and management, volume and severity of past due and classified loans, quality of the loan review system, concentration of credit and other external factors. Although allocations of the allowance may be made for specific loans and loan portfolio segments, the entire allowance is available for any loan or loan portfolio segment that in management's judgment should be charged off.

        The loan portfolio is made up of the following six general loan portfolio segments:

        Commercial loans—Commercial loans are loans for commercial, corporate and business purposes, including draws upon letters of credit. The Bank's commercial business loan portfolio is comprised of loans for a variety of purposes and generally is secured by accounts receivable, inventory, equipment

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and other business assets. Commercial business loans generally are demand notes or have terms one year or less and have interest rates that float in accordance with a designated published index. A majority of these types of loans are secured and backed by the personal guarantees of the owners of the business.

        Owner occupied commercial real estate loans—Owner occupied commercial real estate loans are primarily secured by commercial office or industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. Although terms vary, commercial real estate loans generally are amortizing loans with terms of five years or less while the payment amortization schedules for these terms are normally over longer periods, with the majority over 15 years. The interest rates on these loans are primarily fixed.

        Investment commercial real estate loans (including residential multifamily real estate) —Investment real estate loans are primarily secured by non-owner occupied apartment or multifamily residential buildings, office and industrial buildings, warehouses, small retail shopping centers and various special purpose properties. These loans have similar terms and amortization periods as owner occupied commercial real estate loans. The interest rates on these loans are primarily fixed. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

        Residential 1-4 family real estate—This category of loans includes both first and junior liens on residential real estate. Home equity revolving lines of credit and home equity term loans are included in this group of loans. The terms of the majority of these loans are 15 years or less and vary between interest only and amortizing between 2 and 30 years, with a weighted average amortization period of 20 years.

        Construction and land development loans—This category of loans consists of loans to finance the ground up construction, improvement and/or carrying for sale after the completion of construction of owner occupied and non-owner occupied residential and commercial properties, and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third party. Repayment of land secured loans are dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt. The majority of construction and land loans have terms of 2 years or less and vary between fixed rates and interest rates that float in accordance with a designated published index.

        Other loans—This category of loans consists of consumer loans, excluding mortgages, loans for purchasing securities and other non-consumer loans. Consumer loans include vehicle loans, education loans and other loans that have been made for a variety of consumer purposes.

        Transfers of Financial Assets:    Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Federal Home Loan Bank (FHLB) Stock:    The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and mortgage related assets and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

        Other Real Estate Owned:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Permanent improvements that increase the value of other real estate owned are capitalized.

        Premises and Equipment:    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated and amortized on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the asset's useful life or the lease term. Maintenance and repairs are expensed as incurred, while major improvements are capitalized.

        Bank-Owned Life Insurance:    The Company has purchased life insurance policies on certain key executives. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value.

        Repurchase Agreements:    Repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

        Income Taxes:    Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of operating loss carryforwards and credit carryforwards. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Changes in enacted tax rates and laws are reflected in the financial statements in the periods in which they occur.

        The Company recognizes a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, including resolution of the related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

        The Company recognizes interest and penalties related to income tax matters in income tax expense.

        Derivatives:    The Company may utilize interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

change in the fair value of the hedge and the hedged item are included in current earnings. Ineffective portions of hedges are reflected in earnings as they occur.

        Earnings Per Share:    Basic earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share assumes the issuance of any potentially dilutive common shares using the treasury stock method.

        Stock Compensation:    Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

        Compensation cost is recognized over the required service period, generally defined as the vesting period.

        Long-Term Assets:    Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value.

        Fair Value:    Fair values of financial instruments, impaired loans, and other real estate owned are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

        Comprehensive Income (Loss):    Comprehensive income (loss) includes both net income (loss) and other comprehensive income (loss) elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

        Loss Contingencies:    Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are now such matters that will have a material effect on the consolidated financial statements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to the stockholders. Additional dividend restriction information is included in Note 6—Borrowings.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Restrictions on Cash:    Cash on hand or on deposit with the Federal Reserve Bank of $6,130,000 and $5,156,000 was required to meet regulatory reserve and clearing requirements at September 30, 2015 and December 31, 2014, respectively. The interest rate on deposits with the Federal Reserve Bank at September 30, 2015 was 0.25%.

NOTE 2—SECURITIES

        During 2013, the Company changed the classification of certain mortgage-backed and collateralized mortgage obligations from available-for-sale to held-to-maturity based on the Company's intent to hold the securities. The transfer between classifications of investments was accounted for at fair value which in certain instances created a premium or discount on the security that is being amortized on a straight-line basis, adjusting for prepayments, over the remaining life of the security. The net unrealized holding loss at the date of the transfer continues to be reported as accumulated other comprehensive loss in stockholders' equity and is being amortized at the same rate as the premium or discount created in order to offset the effect on interest income.

        The carrying amount, unrecognized gains and losses, and fair value of securities held-to-maturity were as follows:

(In thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
September 30, 2015
Mortgage-backed
Federal National Mortgage Association	$18,418	$229	$(2)	$18,645
Federal Home Loan Mortgage Corporation	5,175	82	—	5,257
Government National Mortgage Association	37,292	436	(49)	37,679
Collateralized mortgage obligations
Federal National Mortgage Association	67,191	1,525	(84)	68,632
Federal Home Loan Mortgage Corporation	30,118	916	(6)	31,028
Government National Mortgage Association	99,871	1,369	(480)	100,760
Family Housing Resources	2,328	30	(7)	2,351
State and political subdivisions	19,487	10	(205)	19,292

	$279,880	$4,597	$(833)	$283,644

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SECURITIES (Continued)

        Mortgage-backed and collateralized mortgage obligations are backed by residential real estate loans.

(In thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
December 31, 2014
Mortgage-backed
Federal National Mortgage Association	$18,883	$226	$—	$19,109
Federal Home Loan Mortgage Corporation	6,102	62	—	6,164
Government National Mortgage Association	37,208	533	—	37,741
Collateralized mortgage obligations
Federal National Mortgage Association	73,380	870	(368)	73,882
Federal Home Loan Mortgage Corporation	22,360	423	(28)	22,755
Government National Mortgage Association	110,241	829	(737)	110,333
Family Housing Resources	10,982	62	(9)	11,035
State and political subdivisions	19,980	2	(349)	19,633

	$299,136	$3,007	$(1,491)	$300,652

        The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2015
Mortgage-backed
Federal National Mortgage Association	$1,407	$13	$(1)	$1,419
Federal Home Loan Mortgage Corporation	1,224	44	—	1,268
Government National Mortgage Association	3,051	20	(8)	3,063
Collateralized mortgage obligations
Federal National Mortgage Association	96,503	470	(283)	96,690
Federal Home Loan Mortgage Corporation	51,146	117	(396)	50,867
Government National Mortgage Association	42,131	42	(786)	41,387
Family Housing Resources	30,520	159	(61)	30,618
Securities backed by Small Business Administration	53	—	—	53
Asset-backed	29,560	11	(463)	29,108

	$255,595	$876	$(1,998)	$254,473

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SECURITIES (Continued)

        Mortgage-backed and collateralized mortgage obligations are backed by residential real estate loans. The asset-backed securities are backed by student loans.

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2014
U.S. agency and government-sponsored enterprise	$210	$1	$—	$211
Mortgage-backed
Federal National Mortgage Association	1,777	10	—	1,787
Federal Home Loan Mortgage Corporation	1,523	58	—	1,581
Government National Mortgage Association	5,322	24	(40)	5,306
Collateralized mortgage obligations
Federal National Mortgage Association	52,624	48	(489)	52,183
Federal Home Loan Mortgage Corporation	32,006	35	(584)	31,457
Government National Mortgage Association	58,309	5	(1,100)	57,214
Family Housing Resources	31,128	11	(244)	30,895
Securities backed by Small Business Administration	63	—	—	63
Asset-backed	8,307	10	(35)	8,282

	$191,269	$202	$(2,492)	$188,979

        The fair value of securities and carrying amounts, if different, at September 30, 2015 by contractual maturity are listed below. Securities not due at a single maturity date, mortgage-backed securities, collateralized mortgage obligations, securities backed by the Small Business Administration and asset-backed securities are shown separately.

	Held-to-Maturity		Available-for Sale
(in thousands)	Carrying Amount	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$—	$—	$—	$—
Due in one year through five years	5,277	5,237	—	—
Due in five years through ten years	13,715	13,589	—	—
Due after ten years	495	466	—	—
Mortgage-backed securities and collateralized mortgage obligations	260,393	264,352	225,982	225,312
Securities backed by Small Business Administration	—	—	53	53
Asset-backed	—	—	29,560	29,108

Total	$279,880	$283,644	$255,595	$254,473

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SECURITIES (Continued)

        Sales of securities available-for-sale for the nine months ended September 30 were as follows:

(in thousands)	2015	2014
Proceeds from sales	$20,428	$17,103
Gross realized gains	411	222
Gross realized losses	—	—

        Sales of trading securities for the nine months ended September 30 were as follows:

(in thousands)	2015	2014
Proceeds from sales	$—	$2,610
Gross realized gains	—	660
Gross realized losses	—	—

        Securities with a carrying value of $107,646,000 and $65,393,000 were pledged to secure public deposits, borrowings, and repurchase agreements and for other purposes as required or permitted by law at September 30, 2015 and December 31, 2014.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SECURITIES (Continued)

        Securities with unrealized losses at September 30, 2015 and December 31, 2014, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
(In thousands)	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss
September 30, 2015
Securities held-to-maturity
Mortgage-backed
Federal National Mortgage Association	$2,756	$(2)	$—	$—	$2,756	$(2)
Government National Mortgage Association	7,868	(49)	—	—	7,868	(49)
Collateralized mortgage obligation
Federal National Mortgage Association	8,715	(35)	4,052	(49)	$12,767	(84)
Federal Home Loan Mortgage Corporation	—	—	850	(6)	850	(6)
Government National Mortgage Association	18,500	(120)	11,701	(360)	30,201	(480)
Family Housing Resources	—	—	663	(7)	663	(7)
State and political subdivisions	7,879	(44)	8,089	(161)	15,968	(205)

Total temporarily impaired held-to-maturity	45,718	(250)	25,355	(583)	71,073	(833)

Securities available-for-sale
Mortgage-backed
Federal National Mortgage Association	$—	$—	$24	$(1)	$24	$(1)
Government National Mortgage Association	2,537	(8)	—	—	2,537	(8)
Collateralized mortgage obligation
Federal National Mortgage Association	27,691	(113)	8,552	(170)	36,243	(283)
Federal Home Loan Mortgage Corporation	8,405	(46)	13,448	(350)	21,853	(396)
Government National Mortgage Association	7,101	(32)	30,221	(754)	37,322	(786)
Family Housing Resources	2,332	(7)	6,002	(54)	8,334	(61)
Asset-backed	16,823	(276)	2,936	(187)	19,759	(463)

Total temporarily impaired available-for-sale	64,889	(482)	61,183	(1,516)	126,072	(1,998)

Total temporarily impaired	$110,607	$(732)	$86,538	$(2,099)	$197,145	$(2,831)

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 2—SECURITIES (Continued)

	Less Than 12 Months		12 Months or More		Total
(In thousands)	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss
December 31, 2014
Securities held-to-maturity
Collateralized mortgage obligation
Federal National Mortgage Association	$33,617	$(296)	$5,731	$(72)	$39,348	$(368)
Federal Home Loan Mortgage Corporation	4,471	(23)	554	(5)	5,025	(28)
Government National Mortgage Association	47,366	(301)	14,598	(436)	61,964	(737)
Family Housing Resources	833	(9)	—	—	833	(9)
State and political subdivisions	2,792	(25)	15,818	(324)	18,610	(349)

Total temporarily impaired held-to-maturity	89,079	(654)	36,701	(837)	125,780	(1,491)

Securities available-for-sale
Mortgage-backed
Government National Mortgage Association	$4,714	$(40)	$—	$—	$4,714	$(40)
Collateralized mortgage obligation
Federal National Mortgage Association	21,051	(71)	17,886	(418)	38,937	(489)
Federal Home Loan Mortgage Corporation	7,134	(75)	17,805	(509)	24,939	(584)
Government National Mortgage Association	21,563	(199)	35,048	(901)	56,611	(1,100)
Family Housing Resources	27,046	(244)	—	—	27,046	(244)
Asset-backed	2,013	(6)	3,099	(29)	5,112	(35)

Total temporarily impaired available-for-sale	83,521	(635)	73,838	(1,857)	157,359	(2,492)

Total temporarily impaired	$172,600	$(1,289)	$110,539	$(2,694)	$283,139	$(3,983)

        Management evaluates securities for OTTI with consideration given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Unrealized losses on securities have not been recognized into income because management does not have the intent to sell the securities and more likely than not would not be required to sell the securities before the anticipated recovery. The fair value is expected to recover as the securities approach maturity. The collateralized mortgage obligations are issued by U.S. government agencies or U.S. government-sponsored enterprises. All municipal bonds and asset backed securities are rated as investment grade at September 30, 2015.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS

        A summary of the balances of loans are as follows:

(In thousands)	September 30, 2015	December 31, 2014
Commercial	$696,323	$639,170
Commercial real estate:
Owner-occupied commercial real estate	511,180	462,960
Investment commercial real estate	382,296	365,551
Residential 1 - 4 family real estate	368,194	372,130
Construction and land development	33,708	55,150
Other	4,195	6,005

	1,995,896	1,900,966
Less
Net deferred loan fees	997	552
Allowance for loan losses	28,400	28,393

	$1,966,499	$1,872,021

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

TABLE I:

        The following table provides detail of the activity in the allowance for loan losses by portfolio segment and class for the nine months ended September 30, 2015:

(In thousands)	Commercial	Owner- Occupied Commercial Real Estate	Investment Commercial Real Estate	Residential 1 - 4 Family Real Estate	Construction and Land Development	Other	Total
Allowance for loan losses:
Beginning balance	$9,564	$4,431	$3,192	$8,777	$1,096	$1,333	$28,393
Charge-offs	(1,343)	(103)	(1)	(1,128)	(1,269)	(574)	(4,418)
Recoveries	1,168	1,424	263	508	505	557	4,425
Provision (credit)	1,715	(494)	45	(625)	39	(680)	—

Ending balance	$11,104	$5,258	$3,499	$7,532	$371	$636	$28,400

At September 30, 2015:
Period-ended amount allocated to:
Individually evaluated for impairment	$—	$160	$593	$1,289	$110	$—	$2,152
Collectively evaluated for impairment	11,104	5,098	2,906	6,243	261	636	26,248

Ending balance	$11,104	$5,258	$3,499	$7,532	$371	$636	$28,400

Loans:
Individually evaluated for impairment	$4,300	$9,993	$7,571	$5,967	$2,963	$—	$30,794
Collectively evaluated for impairment	692,023	501,187	374,725	362,227	30,745	4,195	1,965,102

Ending balance	$696,323	$511,180	$382,296	$368,194	$33,708	$4,195	$1,995,896

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

        The following table provides detail of the allocation of the loan loss reserve and the balances analyzed by portfolio segment and class.

	Commercial	Owner- Occupied Commercial Real Estate	Investment Commercial Real Estate	Residential 1 - 4 Family Real Estate	Construction and Land Development	Other	Total
At December 31, 2014:
Period-ended amount allocated to:
Individually evaluated for impairment	$108	$330	$516	$542	$620	$—	$2,116
Collectively evaluated for impairment	9,456	4,101	2,676	8,235	476	1,333	26,277

Ending balance	$9,564	$4,431	$3,192	$8,777	$1,096	$1,333	$28,393

Loans:
Individually evaluated for impairment	$5,184	$14,162	$8,260	$5,370	$4,069	$—	$37,045
Collectively evaluated for impairment	633,986	448,798	357,291	366,760	51,081	6,005	1,863,921

Ending balance	$639,170	$462,960	$365,551	$372,130	$55,150	$6,005	$1,900,966

        The following table provides detail of the activity in the allowance for loan losses by portfolio segment and class for the nine months ended September 30, 2014:

(In thousands)	Commercial	Owner- Occupied Commercial Real Estate	Investment Commercial Real Estate	Residential 1 - 4 Family Real Estate	Construction and Land Development	Other	Total
Allowance for loan losses:
Beginning balance	$11,354	$5,962	$3,492	$5,431	$1,361	$510	$28,110
Charge-offs	(4,050)	(1,759)	(989)	(4,048)	(119)	(483)	(11,448)
Recoveries	1,538	240	318	515	194	414	3,219
Provision	493	2,803	280	4,654	142	(272)	8,100

Ending balance	$9,335	$7,246	$3,101	$6,552	$1,578	$169	$27,981

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

TABLE II:

        The following tables present detail of impaired loans, segregated by portfolio segment and class. The unpaid principal balance represents the recorded balance prior to any partial charge-offs. The recorded investment represents the Bank owned portion of the customer balances net of any partial charge-offs recognized on the loans. Interest income recognized represents all interest income reported either on a cash or accrued basis after the loan became impaired. For the nine months ended September 30, 2015 and 2014, the interest income recognized was $867,000 and $1,234,000, respectively. Cash basis income represents only the interest income recognized on a cash basis after the loan was classified as impaired and for the nine months ended September 30, 2015 and 2014 was $878,000 and $1,175,000, respectively.

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment
September 30, 2015
With no related allowance recorded:
Commercial	$4,542	$4,300	$—	$4,625
Owner-occupied commercial real estate	10,946	9,130	—	9,612
Investment commercial real estate	7,725	4,728	—	5,409
Residential 1-4 family real estate	4,308	4,132	—	4,641
Construction and land development	3,472	2,457	—	2,633
Other	—	—	—	—

	30,993	24,747	—	26,920
With an allowance recorded:
Commercial	—	—	—	62
Owner-occupied commercial real estate	1,266	863	160	1,691
Investment commercial real estate	3,459	2,843	593	2,396
Residential 1-4 family real estate	3,181	1,835	1,289	1,138
Construction and land development	506	506	110	857
Other	—	—	—	—

	8,412	6,047	2,152	6,144

Total	$39,405	$30,794	$2,152	$33,064

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment
December 31, 2014
With no related allowance recorded:
Commercial	$5,365	$4,996	$—	$4,478
Owner-occupied commercial real estate	13,724	11,391	—	14,987
Investment commercial real estate	9,645	5,994	—	6,334
Residential 1-4 family real estate	5,582	4,097	—	6,498
Construction and land development	3,515	2,556	—	2,429
Other	—	—	—	—

	37,831	29,034	—	34,726
With an allowance recorded:
Commercial	231	188	108	1,197
Owner-occupied commercial real estate	2,919	2,771	330	4,368
Investment commercial real estate	2,266	2,266	516	2,926
Residential 1-4 family real estate	1,273	1,273	542	1,618
Construction and land development	1,513	1,513	620	1,537
Other	—	—	—	—

	8,202	8,011	2,116	11,646

Total	$46,033	$37,045	$2,116	$46,372

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

TABLE III:

        The following tables present the contractual aging of the recorded investment in past due loans and loans that are non-performing by loan portfolio segment and class. The recorded investment represents the Bank-owned portion of customer balances net of any partial charge-offs recognized on the loans.

(In thousands)	Current	30 - 59 Days Past Due	60 - 89 Days Past Due	Loans Past Due 90 Days or More Accruing	Non- accrual	Total
September 30, 2015
Commercial	$694,762	$1,118	$—	$—	$443	$696,323
Owner-occupied commercial real estate	508,799	215	7	—	2,159	511,180
Investment commercial real estate	379,101	891	—	—	2,304	382,296
Residential 1-4 family real estate	362,712	1,340	440	—	3,702	368,194
Construction and land development	32,955	—	—	—	753	33,708
Other	4,194	1	—	—	—	4,195

Total	$1,982,523	$3,565	$447	$—	$9,361	$1,995,896

December 31, 2014
Commercial	$638,251	$282	$—	$—	$637	$639,170
Owner-occupied commercial real estate	458,713	438	810	—	2,999	462,960
Investment commercial real estate	362,692	—	—	—	2,859	365,551
Residential 1-4 family real estate	368,103	487	183	—	3,357	372,130
Construction and land development	53,338	—	—	—	1,812	55,150
Other	6,004	1	—	—	—	6,005

Total	$1,887,101	$1,208	$993	$—	$11,664	$1,900,966

        As a part of the on-going monitoring of the credit quality of the Company's loan portfolio, management categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt, the value of the loans, collateral, and other factors that affect loan credit risk. The Company's credit policy is that the loan review department targets to review approximately 50% or more of the balances in the loan portfolio on an annual basis through reviews of larger credit relationships, identified higher risk credits, and other credit risk review activities. Credits internally classified as substandard accruing and substandard non-accruing are reviewed not less than

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

quarterly by the loan review department, the asset management department, and senior management to determine or adjust the loans' risk category ratings and their potential impact on credit loss estimates. Loans with annual maturities provide for a review of the borrower's risk category rating at the time of the loan renewal. Loan relationship borrowers whose loans have extended maturity dates (over one year) are generally given an internal review date within the loan term for monitoring of the credit. Generally, residential 1-4 family real estate loans are classified as pass rated unless downgrade is triggered by past due status change or as part of a combined credit relationship.

        The Company categorizes loans into the following risk categories based on relevant information about the ability of borrowers to service their debt:

  Pass—A pass asset is well protected by the current worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner. Pass assets also include certain assets considered watch, which are still protected by the worth and paying capacity of the borrower but deserve closer attention and a higher level of credit monitoring.

  Substandard accruing—A substandard accruing asset has potential weaknesses that deserve management's close attention. The asset may also be subject to a weak or speculative market or to economic conditions, which may, in the future adversely affect the obligor. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date which may require a more adverse risk classification.

  Substandard non-accruing—A substandard non-accruing asset is an asset with a well-defined weakness that jeopardizes repayment, in whole or part, of the debt. These credits may be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged. These assets are characterized by the distinct possibility that the institution will sustain some loss of principal and/or interest if the deficiencies are not corrected.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

TABLE IV:

        The following tables present the risk category of loans evaluated by internal asset classification based on the most recent analysis performed at the period end:

September 30, 2015 (In thousands)	Pass	% of Total Loans	Substandard Accruing	% of Total Loans	Substandard Non- accruing	% of Total Loans	Total
Commercial	$690,837	34.6%	$5,043	0.2%	$443	—%	$696,323
Owner-occupied commercial real estate	507,867	25.5	1,154	0.1	2,159	0.1	511,180
Investment commercial real estate	377,793	18.9	2,199	0.1	2,304	0.1	382,296
Residential 1-4 family real estate	362,649	18.2	1,843	0.1	3,702	0.2	368,194
Construction and land development	32,451	1.6	504	—	753	—	33,708
Other	4,195	0.2	—	—	—	—	4,195

	$1,975,792	99.0%	$10,743	0.5%	$9,361	0.5%	$1,995,896

December 31, 2014 (In thousands)
Commercial	$633,804	33.3%	$4,729	0.2%	$637	—%	$639,170
Owner-occupied commercial real estate	455,055	24.0	4,906	0.3	2,999	0.2	462,960
Investment commercial real estate	360,198	19.0	2,494	0.1	2,859	0.1	365,551
Residential 1-4 family real estate	367,520	19.3	1,253	0.1	3,357	0.2	372,130
Construction and land development	52,827	2.8	511	—	1,812	0.1	55,150
Other	6,005	0.3	—	—	—	—	6,005

	$1,875,409	98.7%	$13,893	0.7%	$11,664	0.6%	$1,900,966

Troubled Debt Restructurings:

        The Company has allocated $984,000 and $903,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of September 30, 2015 and December 31, 2014, respectively. As of September 30, 2015 and December 31, 2014, the Company has outstanding balances which total approximately $20,279,000 and $24,530,000, respectively, for customers whose loans are classified as troubled debt restructurings. Unused commitments for loans classified as troubled debt restructurings are insignificant as of September 30, 2015 and December 31, 2014. During the nine months ended September 30, 2015 and 2014, there were no material modifications of loans designated as troubled debt restructurings.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 3—LOANS (Continued)

        The following table presents past due accruing and non-accrual troubled debt restructurings by portfolio segment as of September 30, 2015:

(In thousands)	30 - 89 Days Past Due	Non-accrual
Commercial	$—	$—
Owner-occupied commercial real estate	—	219
Investment commercial real estate	—	—
Residential 1-4 family real estate	—	76
Construction and land development	—	—
Other	—	—

Total	$—	$295

        The following table presents past due accruing and non-accrual troubled debt restructurings by portfolio segment as of December 31, 2014:

(In thousands)	30 - 89 Days Past Due	Non-accrual
Commercial	$—	$—
Owner-occupied commercial real estate	—	647
Investment commercial real estate	—	—
Residential 1-4 family real estate	—	—
Construction and land development	—	—
Other	—	—

Total	$—	$647

NOTE 4—OTHER REAL ESTATE OWNED

        Other real estate owned activity was as follows:

(In thousands)	2015	2014
Balance at beginning of year	$15,508	$24,525
Transfers from loans	920	3,885
Proceeds from sales	(10,182)	(7,617)
Net gain (loss) on sales	1,781	(303)
Capital improvements	—	25
Valuation allowance	(1,291)	(4,614)

Balance at September 30	$6,736	$15,901

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 4—OTHER REAL ESTATE OWNED (Continued)

        Activity in the valuation allowance on other real estate owned is as follows:

(In thousands)	2015	2014
Balance, beginning of year	$3,898	$3,798
Additions charged to expense	1,291	4,614
Deletions from sales	(2,563)	(2,792)

Balance at September 30	$2,626	$5,620

        Operating expenses relating to other real estate owned were $529,000 and $1,553,000 in the nine months ended September 30, 2015 and 2014, respectively. Income from rentals and other income on other real estate owned was $211,000 and $125,000 in the nine months ended September 30, 2015 and 2014, respectively, and are included in other fees and commissions on the consolidated statements of operations.

NOTE 5—FEDERAL HOME LOAN BANK ADVANCES

        Borrowings from the Federal Home Loan Bank were as follows at period end:

(In thousands)	September 30, 2015	December 31, 2014
Maturity in October 2015, fixed rate of 0.13%	$270,000	$—
Maturities in January 2015, fixed rate at rates from 0.13% to 0.15%, averaging 0.14%	—	140,000

Total	$270,000	$140,000

        At September 30, 2015, $1,222,555,000 of first mortgages, multi-family mortgages, home equity loans and commercial real estate loans were collateral to support outstanding advances as well as to provide the Bank with the eligibility to borrow an additional $438,310,000 at September 30, 2015.

NOTE 6—BORROWINGS

        Notes payable consisted of the following at period end:

(In thousands)	September 30, 2015	December 31, 2014
$20,000 unsecured senior term note with U.S. Bank N.A., maturing on June 30, 2020.	$20,000	$—
$200 term loan with Bank of America, maturing on November 30, 2016. Borrowing was secured by 100% of the outstanding stock of American Chartered Bank.	—	200

	$20,000	$200

        On June 29, 2015 the Company obtained a $20,000,000 unsecured senior term note with U.S. Bank N.A.. The interest on the term note is payable on the last day of each calendar quarter-end beginning

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6—BORROWINGS (Continued)

September 30, 2015. The interest accrues at an annual rate equal to 1.75% plus either the greater of 0% or the one-month LIBOR rate. The applicable rate at September 30, 2015 was 2.0%. The Company is required to pay principal outstanding in quarterly installments equal to $1,000,000 on the last day of each calendar quarter-end with final payment due on June 30, 2020. The loan agreement for the term note requires the Bank to maintain a minimum total risk based capital ratio at the end of each fiscal quarter of 11.50%. The Bank, and on a consolidated basis for the Company, must maintain at all times such capital as to be classified as "well-capitalized" in accordance with all laws and regulations of the FDIC and all regulatory authorities that have supervisory authority over the Bank. At the end of each fiscal quarter, the Bank must maintain a minimum ratio of loan loss reserves to non-performing loans (aggregate principal amount, including capitalized interest, on all non-accruing loans plus the aggregate principal amount of all loans that are 90 days or more past due and still accruing) of 100%. The Bank must also maintain at the end of each fiscal quarter a ratio of non-performing assets (the sum of all non-performing loans plus other real estate owned) to tangible primary capital (sum of preferred stock, common stock, surplus, retained earnings, accumulated comprehensive income, and other equity capital components, plus loan loss reserves, plus notes and debentures that qualify as capital by regulatory definition, minus goodwill and other intangible assets) not to exceed 18.0%. The Company must maintain a fixed charge coverage ratio of not less than 1.25 to 1 on a rolling 4 quarter basis as of the end of each fiscal quarter, beginning June 30, 2015. The fixed charge coverage ratio is calculated with respect to the Company on an unconsolidated basis and is defined as the ratio of (a) net income, plus interest expense, plus non-cash expenses, minus non-cash income, minus cash dividends and distributions paid during the period to (b) interest expense during the period plus $4,000,000 (the annualized principal payments on the loans). The Company, and the Bank where noted, cannot do any of the following without prior written consent of U.S. Bank N.A.: a) The Company may not incur any indebtedness with the exception of this term note and the subordinated debt (the Company's 6% subordinated notes maturing June 30, 2023); b) The Bank cannot incur any indebtedness; c) Enter into a change of control transaction; d) The Company may not create or allow to exist any lien upon the property of the Company, including the capital stock of the Bank, and the Bank may not create or allow to exist any lien upon any property except permitted liens; e) The Company may not make advances, loans or extensions of credit or purchases of stocks, debentures or other securities of, other than in the ordinary course of business consistent with past practices; f) Terminate any employee plan or engage in any transaction that would result in a material liability to Pension Benefit Guaranty Corporation; g) Permit or enter into any transaction with any affiliate of the Company except in the ordinary course of business and under terms that would be obtained in a comparable arms-length transaction; h) Make any restricted payments except the Company may pay regularly scheduled dividends on its convertible preferred stock and may engage in stock buybacks not to exceed $500,000 in any fiscal year, provided there is no event of default; i) The Company shall not amend or modify the 6% subordinated debt documents, nor permit optional prepayment of the 6% subordinated debt. On September 30, 2015 the Company was in compliance with all debt covenants.

        The Company had a $200,000 term loan with Bank of America outstanding as of December 31, 2014. On July 1, 2015 the term loan was paid off. The interest on the term loan was payable monthly at the higher of three-month LIBOR plus 100 basis points or 5.0%. The applicable rate at December 31, 2014 was 5.0%.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 6—BORROWINGS (Continued)

        Federal funds purchased and securities sold under agreements to repurchase are financing arrangements. Physical control is maintained by a third party custodian for all securities sold under repurchase agreements. At September 30, 2015 and December 31, 2014, securities sold under agreements to repurchase of $34,685,000 and $34,165,000, respectively, are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 7—SUBORDINATED DEBENTURES

        Subordinated debentures were as follows at period end:

(In thousands)	September 30, 2015	December 31, 2014
Junior subordinated debentures issued to American Chartered Statutory Trust I, excluding investment in Trust	$20,000	$20,000
Junior subordinated debentures issued to American Chartered Statutory Trust II, excluding investment in Trust	15,000	15,000
Subordinated debenture agreement with Bank of America	—	20,000
Subordinated debentures issued by the Company	7,162	12,031

	$42,162	$67,031

        In November 2001, the Company formed American Chartered Statutory Trust I (the Trust). The Trust is a statutory business trust formed under the laws of the state of Connecticut and is wholly owned by the Company. In 2001, the Trust issued variable rate preferred securities with an aggregate liquidation amount of $20,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued variable rate junior subordinated debentures aggregating $20,619,000 to the Trust in exchange for ownership of all the common securities of the Trust and the proceeds of the preferred securities sold by the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the preferred securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.6% adjusted quarterly (3.94% and 3.84% at September 30, 2015 and December 31, 2014, respectively), provided that the rate may not exceed the highest rate permitted by New York law. The junior subordinated debentures will mature on December 18, 2031, at which time the preferred securities must be redeemed. The junior subordinated debentures and preferred securities can be redeemed contemporaneously, in whole or in part, at a redemption price of $1,000 per preferred security, on each quarterly anniversary date. Debt issuance costs and underwriting fees of $651,500 were capitalized to the offering and are being amortized by the Trust to maturity of the junior subordinated debentures.

        In August 2004, the Company formed American Chartered Statutory Trust II (Trust II). Trust II is a statutory business trust formed under the laws of the state of Delaware and is wholly owned by the Company. In 2004, Trust II issued variable rate preferred securities with an aggregate liquidation amount of $15,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued variable rate junior subordinated debentures aggregating $15,464,000 to Trust II in exchange for

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 7—SUBORDINATED DEBENTURES (Continued)

ownership of all of the common securities of Trust II and the proceeds of the preferred securities sold by Trust II. The junior subordinated debentures are the sole assets of Trust II. The junior subordinated debentures and the preferred securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 2.75% adjusted quarterly (3.04% and 2.98% at September 30, 2015 and December 31, 2014, respectively), provided that the rate may not exceed the highest rate permitted by New York law. The junior subordinated debentures will mature on October 7, 2034, at which time the preferred securities must be redeemed. The junior subordinated debentures and preferred securities can be redeemed contemporaneously, in whole or in part, at a redemption price of $1,000 per preferred security, on each quarterly anniversary date. Debt issuance costs and underwriting fees of $316,400 were capitalized related to the offering and are being amortized by Trust II to maturity of the junior subordinated debentures.

        The above listed subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five years. During the interest deferral period, the Company is restricted from paying dividends. As of September 30, 2015, the Company has not deferred any interest payments.

        At December 31, 2014, the Company had a $20,000,000 subordinated debenture agreement with Bank of America. The Company paid off the $20,000,000 subordinated debt on July 1, 2015. Interest was payable monthly at the higher of three-month LIBOR plus 125 basis points or 5.0%. The applicable rate at December 31, 2014 was 5.0%.

        At September 30, 2015 and December 31, 2014, the Company had outstanding $7,162,000 and $12,031,000, respectively, of private placement subordinated notes. As of September 30, 2015, the subordinated notes bear interest at 6%. At December 31, 2014, $7,162,000 of the subordinated notes bore interest at 6% and $4,869,000 bore interest at 9%. In May 2015, the Company repaid the 9% private placement subordinated notes. Interest is payable quarterly on the tenth day following each calendar quarter. The 6% subordinated notes mature on June 30, 2023. The subordinated notes are pre-payable by the Company at any time without notice or penalty, premium or costs, subject to approval of the Board of Governors of the Federal Reserve Bank, to the extent such approval is then required as a condition of prepayment, and all payments shall be applied first to interest and the balance, if any, to principal. The Federal Reserve Bank also has the power to require the Company to prepay the subordinated notes at any time.

NOTE 8—INCOME TAXES

        The components of the provision for income taxes for the nine months ended September 30 are as follows:

(In thousands)	2015	2014
Current	$12,721	$3,834
Deferred	3,106	3,301

	$15,827	$7,135

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 8—INCOME TAXES (Continued)

        The net deferred tax asset included at September 30, 2015 and December 31, 2014 consists of the following:

(In thousands)	September 30, 2015	December 31, 2014
Gross deferred tax assets:
Allowance for loan losses	$11,371	$11,368
Valuation allowance for other real estate owned	1,051	1,561
Federal and state net operating losses	—	1,227
Other	4,945	5,218
Gross deferred tax liabilities:
Depreciation	(3,120)	(2,556)
Other	(2,731)	(1,473)

Net deferred tax asset	$11,516	$15,345

        The other temporary differences that result in deferred income taxes consist primarily of accrued bonus and investment in partnerships. At September 30, 2015 and December 31, 2014, included in deferred tax assets is the related tax on the net unrealized losses on investment securities of $2,839,000 and $3,562,000, respectively.

        The following table reconciles the total federal income tax provision with the amounts computed at the current statutory federal income tax rate at September 30, 2015 and 2014 of 35%.

(In thousands)	2015	2014
Tax provision at federal statutory rate	$14,183	$6,531
Tax-exempt income, net	(434)	(437)
State income taxes	1,877	1,086
Other items, net	201	(45)

	$15,827	$7,135

        Tax-exempt income includes income on tax free bonds and loans and income earned on Bank-owned life insurance. The Company files income tax returns in the U.S. federal jurisdiction and in Illinois, as well as various other states. The Company is subject to examination by the U.S. federal and Illinois tax authorities for 2012 tax years and after. The Company is no longer subject to examination by the U.S. federal and Illinois tax authorities for years prior to 2012. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next twelve months.

NOTE 9—DERIVATIVES

        The Bank offers interest rate swap contracts to its customers in order to assist the customers in managing their interest rate risk profile. In order to eliminate the Bank's interest rate risk associated with offering these products, the Bank enters into interest rate swap contracts with a third party to offset the customer contracts. The Bank has elected to account for these interest rate swap contracts as

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9—DERIVATIVES (Continued)

free-standing derivatives for purposes of trading. The interest rate swap contracts are carried on the consolidated balance sheets at fair value with changes in fair value reflected in earnings.

        The Company has entered into interest rate swap contracts with its customers and the total notional amount of these contracts was $51,600,000 and $22,762,000 as of September 30, 2015 and December 31, 2014, respectively. The Company also entered into interest rate swap contracts with a third party to offset the customer contracts and the total notional amount of these contracts was $51,600,000 and $22,762,000 as of September 30, 2015 and December 31, 2014, respectively. At the inception of the interest rate swap contract with the third party, the third party may pay the Bank a fee which the Bank earns immediately as trading revenue. The Bank recognized $839,000 and $386,000 of trading revenue for the nine months ended September 30, 2015 and 2014, respectively, which is included in other fees and commissions on the consolidated statements of income.

        Summary information about interest rate swaps follows:

As of period end: (in thousands)	September 30, 2015	December 31, 2014
Contracts with customers:
Notional amounts	$51,600	$22,762
Fair value assets	2,668	854
Weighted-average fixed rates received	4.90%	5.01%
Weighted-average variable rates paid	2.75%	2.89%
Weighted-average maturity	8.48 years	6.43 years
Contracts with third party:
Notional amounts	$51,600	$22,762
Fair value liabilities	(2,668)	(854)
Weighted-average fixed rates paid	4.90%	5.01%
Weighted-average variable rates received	2.75%	2.89%
Weighted-average maturity	8.48 years	6.43 years

NOTE 10—COMMITMENTS AND CONTINGENT LIABILITIES

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include financial standby, performance standby and commercial letters of credit, and unused lines of credit. Loan commitments and guarantees written that are unused and have not expired have off-balance-sheet risk because they may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet, which include origination fees and accruals for probable losses. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 10—COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

        These financial instruments, as of September 30, 2015 and December 31, 2014, are summarized as follows:

	Contract Amount
(In thousands)	September 30, 2015	December 31, 2014
Unused commitments	$723,790	$670,887
Standby and performance letters of credit	30,322	37,117
Commercial letters of credit	173	1,635

        The instruments below are considered financial guarantees.

	September 30, 2015		December 31, 2014
(In thousands)	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Standby and performance letters of credit	$30,322	$194	$37,117	$150

        Since many commitments to extend credit expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral is generally obtained at the time of commitment. The amount of collateral is determined using management's credit evaluation of the borrower and may include commercial and residential real estate and other business and consumer assets.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans to local businesses and consumers in the greater Chicagoland area and federal funds sold. Lending activities are conducted with customers in a wide variety of industries as well as with individuals with a wide variety of credit requirements.

NOTE 11—STOCKHOLDERS' EQUITY

        Common stock has no par value, and 100,000,000 shares are authorized. There were 42,929,887 and 40,091,121 common shares issued at September 30, 2015 and December 31, 2014, respectively, including 7,405,979 shares held in treasury at both period ends. Treasury stock is carried at cost. The Company has authorized 20,000,000 shares of no par value preferred stock. The preferred stock may be issued in one or more series as determined by the Board of Directors of the Company.

        During 2010, the Company authorized 2,000,000 shares of no par value Series B cumulative 8% perpetual preferred stock and 2,000,000 shares of no par value Series C cumulative perpetual preferred stock each at $10.00 per share. The Series C accrues interest at the Prime Rate, adjusting every calendar quarter. Dividends are cumulative and compound quarterly. The Series B and Series C preferred stock are convertible (but a holder must convert all shares) into common stock at the option of the holder at any time and automatically on the earlier of a sale of the Company or December 31, 2017. The number of shares of common stock to be issued on conversion will be equal to the value of the preferred stock converted ($10 per share) divided by the book value per share of the common stock. The conversion price is based on book value (without any consideration of any accumulated other comprehensive income (loss) attributable to securities available-for-sale) as of the last day of the most recently ended calendar quarter or the closing of the sale transaction. Concurrently with the new

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11—STOCKHOLDERS' EQUITY (Continued)

issuance of Series D preferred stock, Series B preferred stockholders were permitted to convert their investment from Series B to the newly created Series D.

        During 2011, the Company authorized 28,000 shares of no par value 8% cumulative voting convertible preferred Series D stock, which was increased to 44,346 shares in 2012, and 51,000 shares of no par value 8% cumulative non-voting convertible preferred Series E stock each at $1,000 per share. Additionally, the Company authorized 10,500,000 shares of no par value non-voting perpetual preferred Series F stock. Dividends are cumulative and compound quarterly for both series. The Series D preferred stock is convertible into common stock at the option of the holder (a minimum of $1,000,000 of original gross proceeds) at any time or automatically on the earlier of the sale of the Company or September 20, 2017. The Series E preferred stock is convertible into non-voting perpetual preferred Series F stock at the option of the holder (a minimum of $1,000,000 of original gross proceeds) at any time or automatically on the earlier of the sale of the Company or September 20, 2017. Series F preferred stock has no par value and ranks senior to common stock with respect to rights on liquidation.

        The number of shares of common stock to be issued upon conversion for Series D preferred stock or the number of shares of Series F preferred stock to be issued upon conversion for Series E preferred stock will be equal to the value of the preferred stock converted ($1,000 per share) plus any accrued and unpaid dividend amounts on such shares being converted divided by the greater of fully diluted net tangible book value per share or $2.50 per share. The conversion price per share is based on book value per share for the most recently ended calendar quarter (or the closing of the sale transaction) adjusted for the impact of in-the-money options outstanding and associated tax benefit to the Company. If the Company fails to pay dividends on either Series D or Series E for two successive dividend periods, the conversion price with respect to that Series is reduced to 90% of fully diluted net tangible book value (but not less than $2.50 per share). During 2011, the Company raised $50.0 million of preferred equity through a private equity raise reduced by incurred issuance costs of $3.1 million. The Company issued 24,346 shares of 8% cumulative voting convertible preferred Series D stock and 25,654 shares of 8% cumulative non-voting convertible preferred Series E stock at $1,000 per share, respectively. The Series D preferred stock offering was continued after the private equity raise. The Company sold a total of 1,675 additional shares.

        Beginning in 2011, the holders of Series B preferred stock were given the option to convert their Series B preferred stock to Series D preferred stock. For every 100 shares of Series B preferred stock exchanged, the holder received one share of Series D preferred stock due to the difference in purchase price. All of the Series B preferred stock, or 482,500 shares, were converted to 4,825 shares of Series D preferred stock. During 2014, at the option of the holders, a total of 16,523 shares of Series D preferred stock were converted to 4,788,508 shares of common stock and 14,827 shares of Series E preferred stock were converted to 4,297,680 shares of Series F preferred stock. During the first nine months of 2015, at the option of the holders, a total of 9,748 shares of Series D preferred stock were converted to 2,696,025 shares of common stock and 10,827 shares of Series E preferred stock were converted to 2,999,168 of Series F preferred stock.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11—STOCKHOLDERS' EQUITY (Continued)

        Preferred shares outstanding at:

	September 30, 2015	December 31, 2014
Preferred Series B (issuance of $10 per share)	—	—
Preferred Series C (issuance of $10 per share)	—	—
Preferred Series D (issuance of $1,000 per share)	4,575	14,323
Preferred Series E (issuance of $1,000 per share)	—	10,827
Preferred Series F	7,296,848	4,297,680

        Total equity attributable to the minority members of the LLC are reflected as noncontrolling interests on the face of the consolidated balance sheets. Final distributions were made to minority members of the LLC in 2014.

NOTE 12—REGULATORY MATTERS

        The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Management believes at September 30, 2015, the Company and Bank meet all capital adequacy requirements to which they are subject.

        The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

        In 2013, the U.S. Basel III capital framework was published by the federal banking agencies, which outlined new regulatory capital guidelines for banking institutions. These new guidelines were effective for the Company on January 1, 2015. The regulatory capital information for September 30, 2015 was prepared under the new guidelines, including the addition of a new regulatory capital ratio called Common Equity Tier I capital ratio.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 12—REGULATORY MATTERS (Continued)

        At September 30, 2015 and December 31, 2014, consolidated and bank-only actual capital levels (in thousands) and minimum required levels were as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations
September 30, 2015	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 2 total capital (to risk-weighted assets)
Consolidated	$264,538	12.2%	$172,924	8.0%	N/A	N/A
Bank	271,636	12.6	172,469	8.0	$215,586	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	225,988	10.5	129,693	6.0	N/A	N/A
Bank	244,670	11.3	129,352	6.0	172,469	8.0
Common Equity Tier 1 capital (to risk-weighted assets)
Consolidated	166,898	7.7	97,270	4.5	N/A	N/A
Bank	244,670	11.3	97,014	4.5	140,131	6.5
Tier 1 capital (to adjusted average assets)
Consolidated	225,988	7.9	115,010	4.0	N/A	N/A
Bank	244,670	8.5	114,833	4.0	143,541	5.0

December 31, 2014	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 2 total capital (to risk-weighted assets)
Consolidated	$246,650	12.3%	$159,961	8.0%	N/A	N/A
Bank	246,653	12.4	159,705	8.0	$199,631	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	181,805	9.1	79,981	4.0	N/A	N/A
Bank	221,656	11.1	79,853	4.0	119,779	6.0
Tier 1 capital (to adjusted average assets)
Consolidated	181,805	6.9	105,693	4.0	N/A	N/A
Bank	221,656	8.4	105,571	4.0	131,964	5.0

        The Bank was considered well capitalized at September 30, 2015 and December 31, 2014 based on regulatory guidelines. There are no conditions or events since those notifications that management believes have changed the Bank's category. The difference between total equity included in the consolidated balance sheet and consolidated Tier 1 capital is primarily attributable to allowable subordinated debentures. The difference between the consolidated Tier 1 capital and Bank Tier 1 capital is primarily due to company debt that has been down streamed to the Bank in the form of capital.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 13—EARNINGS PER SHARE

        The following table presents a reconciliation of the components used to compute basic and diluted earnings per share for the nine months ended September 30:

(In thousands, except per share data)	2015	2014
Basic earnings per share
Net income available to common stockholders	$24,001	$8,138
Less: Undistributed earnings to participating securities	3,717	—

Net income available to common stockholders after allocation of undistributed earnings to participating securities	$20,284	$8,138

Weighted-average common shares outstanding	34,540	27,726

Basic earnings per common share	$0.59	$0.29

Diluted earnings per share
Net income available to common stockholders	$24,001	$8,138
Plus: Income impact of assumed conversions— preferred stock dividends	694	3,389

Net income available to common stockholders plus assumed conversions	$24,695	$11,527

Weighted-average common shares outstanding	34,540	27,726
Diluted effect of stock options, stock awards, participating securities and conversion of preferred stock	10,924	18,428

Diluted weighted-average shares outstanding	45,464	46,154

Diluted earnings per share	$0.54	$0.25

        Basic earnings per share are presented in conformity with the two-class method required for participating securities. Under the two-class method, earnings are allocated to participating securities based on their respective weighted-average shares outstanding for the period. The Company's Series F preferred stock participates in common stock dividends, if declared, and are considered participating securities.

AMERICAN CHARTERED BANCORP, INC.
AND SUBSIDIARY
Schaumburg, Illinois

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Chartered Bancorp, Inc.
Schaumburg, Illinois

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of American Chartered Bancorp, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Chartered Bancorp, Inc. and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Oak Brook, Illinois
March 11, 2015

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(In Thousands)

	2014	2013
ASSETS
Cash and cash equivalents	$71,378	$53,609
Securities available-for-sale	188,979	188,695
Securities held-to-maturity (fair value of $300,652 and $297,152 for 2014 and 2013)	299,136	301,345
Trading assets	854	2,117
Interest-bearing deposits in other financial institutions	23,554	3,538
Loans, net	1,872,021	1,731,453
Loans held for sale	390	704
Other real estate owned, net	15,508	24,525
Premises and equipment, net	54,497	55,312
Accrued interest receivable	6,138	6,004
Federal Home Loan Bank stock	13,000	5,562
Current taxes receivable	1,083	3,357
Deferred taxes, net	15,345	20,154
Bank-owned life insurance	42,349	41,115
Other assets	12,423	11,611

	$2,616,655	$2,449,101

LIABILITIES AND EQUITY
Deposits
Non-interest-bearing	$1,115,613	$977,443
Interest-bearing	1,081,118	1,152,966

Total deposits	2,196,731	2,130,409
Securities sold under agreements to repurchase	34,165	51,647
Federal Home Loan Bank advances	140,000	26,552
Notes payable	200	200
Subordinated debentures	67,031	75,729
Trading liabilities	854	167
Accrued interest payable and other liabilities	12,425	13,583

Total liabilities	2,451,406	2,298,287
Equity
Stockholders' equity
Preferred stock, Series B (liquidation preference of $150 for 2013)	—	149
Preferred stock, Series C	—	—
Preferred stock, Series D (liquidation preference of $14,323 and $30,696 for 2014 and 2013)	13,612	29,158
Preferred stock, Series E (liquidation preference of $10,827 and $25,654 for 2014 and 2013)	10,166	24,089
Preferred stock, Series F (liquidation preference of $14,827 for 2014)	13,923	—
Common stock, no par value	79,267	62,332
Retained earnings	104,609	91,315
Accumulated other comprehensive loss	(5,333)	(5,239)
Treasury stock, at cost	(50,995)	(50,995)

Total stockholders' equity	165,249	150,809
Noncontrolling interests	—	5

Total equity	165,249	150,814

	$2,616,655	$2,449,101

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2014 and 2013

(In Thousands, Except Per Share Data)

	2014	2013
Interest income
Loans, including fees	$81,141	$79,006
Securities	9,870	7,696
Federal funds sold and other	155	135

	91,166	86,837
Interest expense
Deposits	3,176	5,675
Securities sold under repurchase agreements	28	30
Federal Home Loan Bank advances	196	368
Federal Reserve Bank advances and other borrowings	—	26
Subordinated debentures and notes payable	3,980	4,506

	7,380	10,605

Net interest income	83,786	76,232
Provision for loan losses	10,050	16,650

Net interest income after provision for loan losses	73,736	59,582
Other income
Service charges on deposit accounts	13,501	13,182
Gain on sale of loans	148	254
Net gain on sale of securities	882	63
Loss on transfer of available-for-sale security to trading	—	(1,050)
Net loss on sales of other real estate owned	(115)	(1,606)
Increase in cash surrender value of Bank-owned life insurance	1,234	1,115
Other fees and commissions	3,317	3,439

	18,967	15,397
Other expense
Salaries and employee benefits	31,764	31,366
Occupancy expense	6,517	6,359
Furniture and equipment expense	3,212	3,371
Advertising and public relations	2,261	1,920
Professional fees	2,205	2,108
FDIC insurance fees	2,008	2,129
Loan collections	2,954	2,855
Valuation allowance for loss on other real estate owned	5,020	3,326
Data processing fees	1,047	1,072
Other real estate owned expenses	2,019	3,539
Other expense	5,443	5,160

	64,450	63,205

Income before income tax provision	28,253	11,774
Income tax provision	11,067	4,203

Net income	17,186	7,571
Net income (loss) attributable to noncontrolling interests	(4)	3

Net income attributable to Company	17,190	7,568
Preferred stock dividends	3,896	4,520

Net income to common stockholders	$13,294	$3,048

Basic income per common share	$0.44	$0.11

Diluted income per common share	$0.37	$0.10

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2014 and 2013

(In Thousands)

	2014	2013
Net income	$17,186	$7,571
Other comprehensive income (loss):
Unrealized gains/losses on securities:
Unrealized holding gain (loss) arising during the period	260	(7,560)
Reclassification adjustment for gains on sales included in net income	(222)	(63)
Reclassification adjustment for loss upon transfer from available-for-sale to trading	—	1,050
Amortization of unrealized losses (gains) on held-to-maturity that were formerly available-for-sale	(26)	53

	12	(6,520)
Tax effect	(106)	2,685

Net of tax	(94)	(3,835)

Total other comprehensive income (loss)	(94)	(3,835)

Comprehensive income	17,092	3,736

Comprehensive income (loss) attributable to noncontrolling interests	(4)	3

Comprehensive income attributable to Company	$17,096	$3,733

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2014 and 2013

(In Thousands, Except Share Data)

	Stockholders' Equity
	Preferred Stock Series B	Preferred Stock Series D	Preferred Stock Series E	Preferred Stock Series F	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non- controlling Interests	Total Equity
Balance at January 1, 2013	$149	$29,158	$24,089	$—	$61,732	$88,267	$(1,404)	$(50,995)	$18	$151,014
Net income	—	—	—	—	—	7,568	—	—	3	7,571
Other comprehensive loss	—	—	—	—	—	—	(3,835)	—	—	(3,835)
Preferred stock dividends	—	—	—	—	—	(4,520)	—	—	—	(4,520)
Issuance of 96,614 shares of common stock, net of $14 of costs to raise capital	—	—	—	—	337	—	—	—	—	337
Stock-based compensation expense	—	—	—	—	263	—	—	—	—	263
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	(16)	(16)

Balance at December 31, 2013	$149	$29,158	$24,089	$—	$62,332	$91,315	$(5,239)	$(50,995)	$5	$150,814

Net income (loss)	—	—	—	—	—	17,190	—	—	(4)	17,186
Other comprehensive loss	—	—	—	—	—	—	(94)	—	—	(94)
Preferred stock dividends	—	—	—	—	—	(3,896)	—	—	—	(3,896)
Issuance of 123,219 shares of common stock	—	—	—	—	471	—	—	—	—	471
Exercise of 6,400 stock options	—	—	—	—	22	—	—	—	—	22
Conversion of 15,000 shares of Series B preferred stock, net of $1 of costs to raise capital	(149)	149	—	—	—	—	—	—	—	—
Conversion of 16,523 shares of Series D preferred stock, net of $828 of costs to raise capital	—	(15,695)	—	—	15,695	—	—	—	—	—
Conversion of 14,827 shares of Series E preferred stock, net of $904 of costs to raise capital	—	—	(13,923)	13,923	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	747	—	—	—	—	747
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)

Balance at December 31, 2014	$—	$13,612	$10,166	$13,923	$79,267	$104,609	$(5,333)	$(50,995)	$—	$165,249

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

(In Thousands)

	2014	2013
Cash flows from operating activities
Net income	$17,186	$7,571
Adjustments to reconcile net income to net cash from operating activities
Depreciation, amortization, and loss on disposal of premises and equipment	2,613	2,873
Deferred income taxes	4,703	3,374
Provision for loan losses	10,050	16,650
Amortization of prepaid FDIC assessment	—	1,573
Net change in income tax receivable/payable	2,274	(1,452)
Net premium amortization on securities	6,589	9,764
Stock-based compensation expense	747	263
Net gain on sale of securities	(882)	(63)
Net loss on sale of other real estate owned	115	1,606
Provision for other real estate owned	5,020	3,326
Gain on sale of loans	(148)	(254)
Loans originated for sale	(7,020)	(18,018)
Proceeds on sale of loans	7,474	18,414
Earnings on Bank-owned life insurance	(1,234)	(1,115)
Loss on transfer of available-for-sale security to trading	—	1,050
(Increase) decrease in accrued interest receivable and other assets	(1,688)	1,177
Increase (decrease) in accrued interest payable and other liabilities	(531)	439

Net cash provided by operating activities	45,268	47,178
Cash flows from investing activities
Proceeds from paydowns, calls and maturities of securities available-for-sale	55,369	136,551
Proceeds from sales of securities available-for-sale	17,103	18,934
Purchase of securities available-for-sale	(76,618)	(97,882)
Proceeds from paydowns, calls and maturities of securities held-to-maturity	29,386	1,627
Purchase of securities held-to-maturity	(28,920)	(24,327)
Net increase in loans	(158,674)	(184,848)
Premises and equipment expenditures, net	(1,798)	(962)
Purchase of Federal Home Loan Bank stock	(7,438)	(5,646)
Proceeds from sale of trading security	2,610	—
Proceeds from Federal Home Loan Bank stock sale	—	4,750
Proceeds from sale of other real estate owned, net of capital improvements	11,938	14,480
Purchase of Bank-owned life insurance	—	(40,000)
Purchase (redemption) of interest bearing deposits	(20,016)	730

Net cash used in investing activities	(177,058)	(176,593)
Cash flows from financing activities
Net increase in deposits	$66,322	$61,700
Increase (decrease) in securities sold under agreements to repurchase	(17,482)	15,995
Proceeds from subordinated debentures	6,812	875
Redemption of subordinated debentures	(15,510)	—
Proceeds from issuance of common stock, net	471	337
Proceeds from exercise of stock options	22	—
Proceeds from Federal Home Loan Bank advances, net	113,448	6,331
Noncontrolling interests' distributions to members	(1)	(16)
Preferred stock dividends paid	(4,523)	(4,520)

Net cash provided by financing activities	149,559	80,702

Net change in cash and cash equivalents	17,769	(48,713)
Cash and cash equivalents at beginning of year	53,609	102,322

Cash and cash equivalents at end of year	$71,378	$53,609

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$8,083	$11,395
Income tax refunds	(507)	(167)
Income tax payments	4,595	2,440
Schedule of noncash investing and financing activities:
Transfer of available-for-sale securities to held-to-maturity	$—	$261,642
Transfer of available-for-sale security to trading	—	3,000
Transfer of loans to other real estate owned	8,056	15,355
Preferred stock dividends accrued	503	1,130
Transfer of held-for-sale loans to other assets	8	1

See accompanying notes to consolidated financial statements.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations and Principles of Consolidation:    The consolidated financial statements include the accounts of American Chartered Bancorp, Inc. (the Company) and its wholly owned subsidiary, American Chartered Bank (the Bank). The Bank previously formed a wholly owned subsidiary that was established for the sole purpose of holding and selling other real estate owned acquired by the Bank through foreclosure or when title has been obtained through other means. In addition, the Bank and two other third parties previously formed a limited liability company (LLC) whose sole purpose was to hold and sell a single property that was acquired through foreclosure. The LLC took title to the foreclosed property in 2010. The final units from the property sold in 2011 and the distributions of remaining assets of the LLC were made in 2014. The Bank had a majority equity interest in the LLC and had the ability to exercise control over the LLC and, as such, was required to consolidate the entity. The Company and the Bank operate in the Chicagoland area. The Bank's primary services include accepting deposits and making commercial, consumer, and mortgage loans. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Subsequent Events:    The Company has evaluated subsequent events for recognition and disclosure through March 11, 2015, which is the date the financial statements were available to be issued.

        Use of Estimates:    To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

        Statement of Cash Flows:    For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. Loan disbursements and collections, repurchase agreements, transactions in deposit accounts, and short-term Federal Home Loan Bank advances are reported net.

        Trading Assets:    The Company engages in trading activities for its own account. Securities that are held for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends on trading securities are included in net interest income. Derivatives accounted for as trading assets are carried at fair value with changes in fair value included in earnings.

        Securities:    Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss).

        Interest income includes amortization of purchase premium or accretion of discount. Premiums and discounts are recognized in interest income using the level-yield method without anticipating prepayments except for mortgage-backed and collateralized mortgage obligation securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

        Management evaluates securities for OTTI at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loans Held for Sale:    Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Servicing rights are not retained on loans sold. Gains and losses on sale of mortgage loans are based on the difference between the selling price and the carrying value of related loans sold.

        Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Substantially all of the loans are secured by specific items of collateral including business assets, commercial and residential real estate, and consumer assets. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. All loan segments and classes are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is well secured and in the process of collection. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan and classified as impaired. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from restructured loans in the calendar years subsequent to the restructuring if they are in compliance with modified terms. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is reasonably assured, and the borrower has a period of satisfactory repayment performance.

        Allowance for Loan Losses:    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance methodology is consistent for each portfolio segment.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. Management estimates the allowance balance required based on past loan loss experience, information about specific borrower and loan situations, estimated collateral values, economic and other factors. Loans considered impaired are individually analyzed for impairment and required reserves are estimated for each impaired loan. A loan is considered impaired when full payment under the loan terms is not expected. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impaired amounts are generally calculated using the fair value of the collateral for the loan. Troubled debt restructurings are considered to be collateral dependent; the loans are reported at the fair value of the collateral.

        For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses. Individual loan relationships under $250,000 that may be impaired are not individually analyzed for impairment amount but are grouped into pools by primary collateral type and assigned loss factors based on historical loss rates on similar pools.

        The general component of the reserve covers non-impaired loans and is based on historical loss experience adjusted for current factors. Non-impaired loans are grouped into pools by loan risk ratings and each pool is further segmented by loan primary collateral type. Loss rates are determined based on historical loss rates and applied to each loan pool using a loss migration analysis. Historical loss rates consider the most recent 60 months. The estimated reserve required based on historical loss rates are then considered for adjustment based on current qualitative and economic factors that management believes may cause future loss experiences to differ from actual historical loan loss experience. Management's assessment of the impact of current qualitative and economic factors is analyzed by primary collateral support. The key qualitative and economic factors considered include lending policies and procedures, national and local economic and business conditions, nature and volume of the loan portfolio, experience of lending staff and management, volume and severity of past due and classified loans, quality of the loan review system, concentration of credit and other external factors. Although allocations of the allowance may be made for specific loans and loan portfolio segments, the entire allowance is available for any loan or loan portfolio segment that in management's judgment should be charged off.

        The loan portfolio is made up of the following six general loan portfolio segments:

        Commercial loans—Commercial loans are loans for commercial, corporate and business purposes, including draws upon letters of credit. The Bank's commercial business loan portfolio is comprised of loans for a variety of purposes and generally is secured by accounts receivable, inventory, equipment and other business assets. Commercial business loans generally are demand notes or have terms one year or less and have interest rates that float in accordance with a designated published index. A majority of these types of loans are secured and backed by the personal guarantees of the owners of the business.

        Owner occupied commercial real estate loans—Owner occupied commercial real estate loans are primarily secured by commercial office or industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. Although terms vary, commercial real estate loans generally are amortizing loans with terms of five years or less while the payment amortization schedules for these terms are normally over longer periods, with the majority over 15 years. The interest rates on these loans are primarily fixed.

        Investment commercial real estate loans (including residential multifamily real estate) —Investment real estate loans are primarily secured by non-owner occupied apartment or multifamily residential

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

buildings, office and industrial buildings, warehouses, small retail shopping centers and various special purpose properties. These loans have similar terms and amortization periods as owner occupied commercial real estate loans. The interest rates on these loans are primarily fixed. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

        Residential 1-4 family real estate—This category of loans includes both first and junior liens on residential real estate. Home equity revolving lines of credit and home equity term loans are included in this group of loans. The terms of the majority of these loans are 15 years or less and vary between interest only and amortizing between 2 and 30 years, with a weighted average amortization period of 20 years.

        Construction and land development loans—This category of loans consists of loans to finance the ground up construction, improvement and/or carrying for sale after the completion of construction of owner occupied and non-owner occupied residential and commercial properties, and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third party. Repayment of land secured loans are dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt. The majority of construction and land loans have terms of 2 years or less and vary between fixed rates and interest rates that float in accordance with a designated published index.

        Other loans—This category of loans consists of consumer loans, excluding mortgages, loans for purchasing securities and other non-consumer loans. Consumer loans include vehicle loans, education loans and other loans that have been made for a variety of consumer purposes.

        Transfers of Financial Assets:    Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        Federal Home Loan Bank (FHLB) Stock:    The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and mortgage related assets and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

        Other Real Estate Owned:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Permanent improvements that increase the value of other real estate owned are capitalized.

        Premises and Equipment:    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated and amortized on

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the asset's useful life or the lease term. Maintenance and repairs are expensed as incurred, while major improvements are capitalized.

        Bank-Owned Life Insurance:    The Company has purchased life insurance policies on certain key executives. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value.

        Repurchase Agreements:    Repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

        Income Taxes:    Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of operating loss carryforwards and credit carryforwards. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Changes in enacted tax rates and laws are reflected in the financial statements in the periods in which they occur.

        The Company recognizes a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, including resolution of the related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

        The Company recognizes interest and penalties related to income tax matters in income tax expense.

        Derivatives:    The Company may utilize interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Ineffective portions of hedges are reflected in earnings as they occur.

        Earnings Per Share:    Basic earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share assumes the issuance of any potentially dilutive common shares using the treasury stock method.

        Stock Compensation:    Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

        Compensation cost is recognized over the required service period, generally defined as the vesting period.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Long-Term Assets:    Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value.

        Fair Value:    Fair values of financial instruments, impaired loans, and other real estate owned are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

        Comprehensive Income (Loss):    Comprehensive income (loss) includes both net income (loss) and other comprehensive income (loss) elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

        Loss Contingencies:    Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are now such matters that will have a material effect on the consolidated financial statements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to the stockholders. Additional dividend restriction information is included in Note 9—Borrowings.

        Restrictions on Cash:    Cash on hand or on deposit with the Federal Reserve Bank of $5,156,000 and $2,063,000 was required to meet regulatory reserve and clearing requirements at year-end 2014 and 2013, respectively. The interest rate on deposits with the Federal Reserve Bank at December 31, 2014 was 0.25%.

        Reclassifications:    Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2—SECURITIES

        During 2013, the Company changed the classification of certain mortgage-backed and collateralized mortgage obligations from available-for-sale to held-to-maturity based on the Company's intent to hold the securities. At the date of the transfer, the book value and the fair value of these securities was $269,024,000 and $261,642,000, respectively. The transfer between classifications of investments was accounted for at fair value which in certain instances created a premium or discount on the security that is being amortized on a straight-line basis, adjusting for prepayments, over the remaining life of

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 2—SECURITIES (Continued)

the security. The net unrealized holding loss at the date of the transfer continues to be reported as accumulated other comprehensive loss in stockholders' equity and is being amortized at the same rate as the premium or discount created in order to offset the effect on interest income.

        The carrying amount, unrecognized gains and losses, and fair value of securities held-to-maturity were as follows:

(In thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
December 31, 2014
Mortgage-backed
Federal National Mortgage Association	$18,883	$226	$—	$19,109
Federal Home Loan Mortgage Corporation	6,102	62	—	6,164
Government National Mortgage Association	37,208	533	—	37,741
Collateralized mortgage obligations
Federal National Mortgage Association	73,380	870	(368)	73,882
Federal Home Loan Mortgage Corporation	22,360	423	(28)	22,755
Government National Mortgage Association	110,241	829	(737)	110,333
Family Housing Resources	10,982	62	(9)	11,035
State and political subdivisions	19,980	2	(349)	19,633

	$299,136	$3,007	$(1,491)	$300,652

        Mortgage-backed and collateralized mortgage obligations are backed by residential real estate loans.

(In thousands)	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
December 31, 2013
Mortgage-backed
Federal National Mortgage Association	$13,183	$3	$(65)	$13,121
Federal Home Loan Mortgage Corporation	3,753	—	(53)	3,700
Government National Mortgage Association	37,549	—	(468)	37,081
Collateralized mortgage obligations
Federal National Mortgage Association	71,681	215	(730)	71,166
Federal Home Loan Mortgage Corporation	23,412	—	(333)	23,079
Government National Mortgage Association	121,591	—	(1,628)	119,963
Family Housing Resources	10,045	—	(101)	9,944
State and political subdivisions	20,131	—	(1,033)	19,098

	$301,345	$218	$(4,411)	$297,152

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 2—SECURITIES (Continued)

        The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2014
U.S. agency and government-sponsored enterprise	$210	$1	$—	$211
Mortgage-backed
Federal National Mortgage Association	1,777	10	—	1,787
Federal Home Loan Mortgage Corporation	1,523	58	—	1,581
Government National Mortgage Association	5,322	24	(40)	5,306
Collateralized mortgage obligations
Federal National Mortgage Association	52,624	48	(489)	52,183
Federal Home Loan Mortgage Corporation	32,006	35	(584)	31,457
Government National Mortgage Association	58,309	5	(1,100)	57,214
Family Housing Resources	31,128	11	(244)	30,895
Securities backed by Small Business Administration	63	—	—	63
Asset-backed	8,307	10	(35)	8,282

	$191,269	$202	$(2,492)	$188,979

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2013
U.S. agency and government-sponsored enterprise	$270	$4	$—	$274
Mortgage-backed
Federal National Mortgage Association	13,219	81	(18)	13,282
Federal Home Loan Mortgage Corporation	5,041	68	—	5,109
Government National Mortgage Association	4,816	53	—	4,869
Collateralized mortgage obligations
Federal National Mortgage Association	27,650	31	(523)	27,158
Federal Home Loan Mortgage Corporation	38,414	97	(501)	38,010
Government National Mortgage Association	92,848	81	(1,560)	91,369
Securities backed by Small Business Administration	154	1	—	155
Asset-backed	8,611	—	(142)	8,469

	$191,023	$416	$(2,744)	$188,695

        Mortgage-backed and collateralized mortgage obligations are backed by residential real estate loans. The asset-backed securities are backed by student loans.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 2—SECURITIES (Continued)

        During 2013, the Company changed the classification of a trust preferred security investment in a multi-tranche collateralized debt obligation from available-for-sale to trading. This change was the result of new regulation that requires the Company to sell the security by June 30, 2015. At the date of the transfer, the amortized cost and the fair value of the security was $3,000,000 and $1,950,000, respectively. The transfer was accounted for at fair value and the previously unrealized holding loss of $1,050,000 was recognized in earnings. The security was sold during the first quarter of fiscal 2014 for $2,610,000.

        The fair value of trading securities was as follows at December 31:

(In thousands)	2013
Trust Preferred	$1,950

        The fair value of securities and carrying amounts, if different, at December 31, 2014 by contractual maturity are listed below. Securities not due at a single maturity date, mortgage-backed securities, collateralized mortgage obligations, securities backed by the Small Business Administration and asset-backed securities are shown separately.

	Held-to-Maturity		Available-for Sale
(in thousands)	Carrying Amount	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$—	$—	$210	$211
Due in one year through five years	2,103	2,064	—	—
Due in five years through ten years	17,380	17,093	—	—
Due after ten years	497	476	—	—
Mortgage-backed securities and collateralized mortgage obligations	279,156	281,019	182,689	180,423
Securities backed by Small Business Administration	—	—	63	63
Asset-backed	—	—	8,307	8,282

Total	$299,136	$300,652	$191,269	$188,979

        Sales of securities available-for-sale were as follows:

(in thousands)	2014	2013
Proceeds from sales	$17,103	$18,934
Gross realized gains	222	397
Gross realized losses	—	(334)

        Securities with a carrying value of $65,393,000 and $112,127,000 were pledged to secure public deposits, borrowings, and repurchase agreements and for other purposes as required or permitted by law at December 31, 2014 and 2013.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 2—SECURITIES (Continued)

        Securities with unrealized losses at year-end 2014 and 2013, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total
(In thousands)	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss
2014
Securities held-to-maturity
Collateralized mortgage obligation
Federal National Mortgage Association	$33,617	$(296)	$5,731	$(72)	$39,348	$(368)
Federal Home Loan Mortgage Corporation	4,471	(23)	554	(5)	5,025	(28)
Government National Mortgage Association	47,366	(301)	14,598	(436)	61,964	(737)
Family Housing Resources	833	(9)	—	—	833	(9)
State and political subdivisions	2,792	(25)	15,818	(324)	18,610	(349)

Total temporarily impaired held-to-maturity	89,079	(654)	36,701	(837)	125,780	(1,491)

	Less Than 12 Months		12 Months or More		Total
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Securities available-for-sale
Mortgage-backed
Government National Mortgage Association	$4,714	$(40)	$—	$—	$4,714	$(40)
Collateralized mortgage obligation
Federal National Mortgage Association	21,051	(71)	17,886	(418)	38,937	(489)
Federal Home Loan Mortgage Corporation	7,134	(75)	17,805	(509)	24,939	(584)
Government National Mortgage Association	21,563	(199)	35,048	(901)	56,611	(1,100)
Family Housing Resources	27,046	(244)	—	—	27,046	(244)
Asset-backed	2,013	(6)	3,099	(29)	5,112	(35)

Total temporarily impaired available-for-sale	83,521	(635)	73,838	(1,857)	157,359	(2,492)

Total temporarily impaired	$172,600	$(1,289)	$110,539	$(2,694)	$283,139	$(3,983)

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 2—SECURITIES (Continued)

	Less Than 12 Months		12 Months or More		Total
(In thousands)	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss	Fair Value	Unrecognized Loss
2013
Securities held-to-maturity
Mortgage-backed
Federal National Mortgage Association	$8,360	$(65)	$—	$—	$8,360	$(65)
Federal Home Loan Mortgage Corporation	3,700	(53)	—	—	3,700	(53)
Government National Mortgage Association	37,081	(468)	—	—	37,081	(468)
Collateralized mortgage obligation
Federal National Mortgage Association	62,429	(730)	—	—	62,429	(730)
Federal Home Loan Mortgage Corporation	23,079	(333)	—	—	23,079	(333)
Government National Mortgage Association	119,963	(1,628)	—	—	119,963	(1,628)
Family Housing Resources	9,944	(101)	—	—	9,944	(101)
State and political subdivisions	14,011	(687)	5,087	(346)	19,098	(1,033)

Total temporarily impaired held-to-maturity	278,567	(4,065)	5,087	(346)	283,654	(4,411)

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 2—SECURITIES (Continued)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Securities available-for-sale
Mortgage-backed
Federal National Mortgage Association	$3,288	$(17)	$26	$(1)	$3,314	$(18)
Collateralized mortgage obligation
Federal National Mortgage Association	12,052	(234)	10,342	(289)	22,394	(523)
Federal Home Loan Mortgage Corporation	4,375	(35)	21,742	(466)	26,117	(501)
Government National Mortgage Association	25,766	(255)	53,107	(1,305)	78,873	(1,560)
Asset-backed	7,183	(106)	1,286	(36)	8,469	(142)

Total temporarily impaired available-for-sale	52,664	(647)	86,503	(2,097)	139,167	(2,744)

Total temporarily impaired	$331,231	$(4,712)	$91,590	$(2,443)	$422,821	$(7,155)

        Management evaluates securities for OTTI with consideration given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Unrealized losses on securities have not been recognized into income because management does not have the intent to sell the securities and more likely than not would not be required to sell the securities before the anticipated recovery. The fair value is expected to recover as the securities approach maturity. The collateralized mortgage obligations are issued by U.S. government agencies or U.S. government-sponsored enterprises. All municipal bonds and asset backed securities are rated as investment grade at December 31, 2014.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS

        A summary of the balances of loans follows:

(In thousands)	2014	2013
Commercial	$639,170	$557,312
Commercial real estate:
Owner-occupied commercial real estate	462,960	464,608
Investment commercial real estate	365,551	313,747
Residential 1 - 4 family real estate	372,130	353,890
Construction and land development	55,150	65,802
Other	6,005	4,786

	1,900,966	1,760,145
Less
Net deferred loan fees	552	582
Allowance for loan losses	28,393	28,110

	$1,872,021	$1,731,453

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

TABLE I:

        The following tables provide detail of the activity in the allowance for loan losses by portfolio segment and class for the year ending December 31, 2014:

(In thousands)	Commercial	Owner- Occupied Commercial Real Estate	Investment Commercial Real Estate	Residential 1 - 4 Family Real Estate	Construction and Land Development	Other	Total
Allowance for loan losses:
Beginning balance	$11,354	$5,962	$3,492	$5,431	$1,361	$510	$28,110
Charge-offs	(4,568)	(4,772)	(1,623)	(4,504)	(280)	(646)	(16,393)
Recoveries	4,053	568	374	836	242	553	6,626
Provision (credit)	(1,275)	2,673	949	7,014	(227)	916	10,050

Ending balance	$9,564	$4,431	$3,192	$8,777	$1,096	$1,333	$28,393

Period-ended amount allocated to:
Individually evaluated for impairment	$108	$330	$516	$542	$620	$—	$2,116
Collectively evaluated for impairment	9,456	4,101	2,676	8,235	476	1,333	26,277

Ending balance	$9,564	$4,431	$3,192	$8,777	$1,096	$1,333	$28,393

Loans:
Individually evaluated for impairment	$5,184	$14,162	$8,260	$5,370	$4,069	$—	$37,045
Collectively evaluated for impairment	633,986	448,798	357,291	366,760	51,081	6,005	1,863,921

Ending balance	$639,170	$462,960	$365,551	$372,130	$55,150	$6,005	$1,900,966

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

        The following tables provide detail of the activity in the allowance for loan losses by portfolio segment and class for the year ending December 31, 2013:

(In thousands)	Commercial	Owner- Occupied Commercial Real Estate	Investment Commercial Real Estate	Residential 1 - 4 Family Real Estate	Construction and Land Development	Other	Total
Allowance for loan losses:
Beginning balance	$10,485	$3,783	$5,446	$10,066	$1,633	$327	$31,740
Charge-offs	(5,030)	(8,035)	(2,586)	(5,845)	(616)	(604)	(22,716)
Recoveries	731	116	165	724	250	450	2,436
Provision	5,168	10,098	467	486	94	337	16,650

Ending balance	$11,354	$5,962	$3,492	$5,431	$1,361	$510	$28,110

Period-ended amount allocated to:
Individually evaluated for impairment	$687	$2,099	$986	$1,012	$535	$—	$5,319
Collectively evaluated for impairment	10,667	3,863	2,506	4,419	826	510	22,791

Ending balance	$11,354	$5,962	$3,492	$5,431	$1,361	$510	$28,110

Loans:
Individually evaluated for impairment	$8,135	$21,378	$9,940	$11,227	$3,740	$—	$54,420
Collectively evaluated for impairment	549,177	443,230	303,807	342,663	62,062	4,786	1,705,725

Ending balance	$557,312	$464,608	$313,747	$353,890	$65,802	$4,786	$1,760,145

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

TABLE II:

        The following table presents detail of impaired loans, segregated by portfolio segment and class. The unpaid principal balance represents the recorded balance prior to any partial charge-offs. The recorded investment represents the Bank owned portion of the customer balances net of any partial charge-offs recognized on the loans. The interest income recognized represents all interest income reported either on a cash or accrued basis after the loan became impaired. The cash basis income represents only the interest income recognized on a cash basis after the loan was classified as impaired for the years ending December 31, 2014 and 2013.

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income Recognized
2014
With no related allowance recorded:
Commercial	$5,365	$4,996	$—	$4,478	$137	$138
Owner-occupied commercial real estate	13,724	11,391	—	14,987	509	511
Investment commercial real estate	9,645	5,994	—	6,334	211	183
Residential 1 - 4 family real estate	5,582	4,097	—	6,498	61	63
Construction and land development	3,515	2,556	—	2,429	88	88
Other	—	—	—	—	—	—

	37,831	29,034	—	34,726	1,006	983
With an allowance recorded:
Commercial	231	188	108	1,197	9	9
Owner-occupied commercial real estate	2,919	2,771	330	4,368	151	102
Investment commercial real estate	2,266	2,266	516	2,926	111	121
Residential 1 - 4 family real estate	1,273	1,273	542	1,618	23	23
Construction and land development	1,513	1,513	620	1,537	25	25
Other	—	—	—	—	—	—

	8,202	8,011	2,116	11,646	319	280

Total	$46,033	$37,045	$2,116	$46,372	$1,325	$1,263

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income Recognized
2013
With no related allowance recorded:
Commercial	$9,662	$6,327	$—	$5,205	$164	$160
Owner-occupied commercial real estate	20,013	13,914	—	11,831	366	278
Investment commercial real estate	11,492	7,368	—	7,653	264	196
Residential 1 - 4 family real estate	13,521	8,484	—	8,910	59	50
Construction and land development	3,315	2,233	—	2,979	87	80
Other	—	—	—	—	—	—

	58,003	38,326	—	36,578	940	764
With an allowance recorded:
Commercial	2,373	1,808	687	3,136	16	13
Owner-occupied commercial real estate	7,711	7,464	2,099	5,594	149	86
Investment commercial real estate	2,572	2,572	986	5,883	116	105
Residential 1 - 4 family real estate	3,166	2,743	1,012	3,861	39	37
Construction and land development	1,508	1,507	535	1,244	5	5
Other	—	—	—	—	—	—

	17,330	16,094	5,319	19,718	325	246

Total	$75,333	$54,420	$5,319	$56,296	$1,265	$1,010

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

TABLE III:

        The following tables present the contractual aging of the recorded investment in past due loans and loans that are non-performing by loan portfolio segment and class. The recorded investment represents the Bank-owned portion of customer balances net of any partial charge-offs recognized on the loans.

(In thousands)	Current	30 - 59 Days Past Due	60 - 89 Days Past Due	Loans Past Due 90 Days or More Accruing	Non-accrual	Total
2014
Commercial	$638,251	$282	$—	$—	$637	$639,170
Owner-occupied commercial real estate	458,713	438	810	—	2,999	462,960
Investment commercial real estate	362,692	—	—	—	2,859	365,551
Residential 1 - 4 family real estate	368,103	487	183	—	3,357	372,130
Construction and land development	53,338	—	—	—	1,812	55,150
Other	6,004	1	—	—	—	6,005

Total	$1,887,101	$1,208	$993	$—	$11,664	$1,900,966

2013
Commercial	$551,284	$1,487	$132	$42	$4,367	$557,312
Owner-occupied commercial real estate	457,579	1,803	694	—	4,532	464,608
Investment commercial real estate	307,706	2,003	1,695	—	2,343	313,747
Residential 1 - 4 family real estate	343,586	329	895	—	9,080	353,890
Construction and land development	64,425	—	—	—	1,377	65,802
Other	4,786	—	—	—	—	4,786

Total	$1,729,366	$5,622	$3,416	$42	$21,699	$1,760,145

        As a part of the on-going monitoring of the credit quality of the Company's loan portfolio, management categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt, the value of the loans, collateral, and other factors that affect loan credit risk. The Company's credit policy is that the loan review department targets to review approximately 50% or more of the balances in the loan portfolio on an annual basis through reviews of the portfolios of individual relationship managers, identified higher risk credits and other credit risk review activities. Credits internally classified as substandard accruing and substandard non-accruing are reviewed not less than quarterly by the loan review department, the asset management department, and senior management to determine or adjust the loans' risk category ratings and their potential impact on credit loss estimates. Loans with annual maturities provide for a review of the borrower's risk category rating at the time of the loan renewal. Loan relationship borrowers whose loans have extended maturity dates (over one year) are generally given an internal review date within the loan term for monitoring of the credit. Generally, residential 1-4 family real estate loans are classified as pass rated unless downgrade is triggered by past due status change or as part of a combined credit relationship.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

        The Company categorizes loans into the following risk categories based on relevant information about the ability of borrowers to service their debt:

  Pass—A pass asset is well protected by the current worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner. Pass assets also include certain assets considered watch, which are still protected by the worth and paying capacity of the borrower but deserve closer attention and a higher level of credit monitoring.

  Substandard accruing—A substandard accruing asset has potential weaknesses that deserve management's close attention. The asset may also be subject to a weak or speculative market or to economic conditions, which may, in the future adversely affect the obligor. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date which may require a more adverse risk classification.

  Substandard non-accruing—A substandard non-accruing asset is an asset with a well-defined weakness that jeopardizes repayment, in whole or part, of the debt. These credits may be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged. These assets are characterized by the distinct possibility that the institution will sustain some loss of principal and/or interest if the deficiencies are not corrected.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

TABLE IV:

        The following tables present the risk category of loans evaluated by internal asset classification based on the most recent analysis performed as of December 31:

(In thousands)	Pass	% of Total Loans	Substandard Accruing	% of Total Loans	Substandard Non-accruing	% of Total Loans	Total
2014
Commercial	$633,804	33.3%	$4,729	0.2%	$637	—%	$639,170
Owner-occupied commercial real estate	455,055	24.0	4,906	0.3	2,999	0.2	462,960
Investment commercial real estate	360,198	19.0	2,494	0.1	2,859	0.1	365,551
Residential 1 - 4 family real estate	367,520	19.3	1,253	0.1	3,357	0.2	372,130
Construction and land development	52,827	2.8	511	—	1,812	0.1	55,150
Other	6,005	0.3	—	—	—	—	6,005

	$1,875,409	98.7%	$13,893	0.7%	$11,664	0.6%	$1,900,966

(In thousands)
2013
Commercial	$538,634	30.6%	$14,311	0.8%	$4,367	0.2%	$557,312
Owner-occupied commercial real estate	447,316	25.4	12,760	0.7	4,532	0.3	464,608
Investment commercial real estate	306,321	17.4	5,083	0.3	2,343	0.1	313,747
Residential 1 - 4 family real estate	341,727	19.4	3,083	0.2	9,080	0.5	353,890
Construction and land development	63,840	3.6	585	0.1	1,377	0.1	65,802
Other	4,786	0.3	—	—	—	—	4,786

	$1,702,624	96.7%	$35,822	2.1%	$21,699	1.2%	$1,760,145

Troubled Debt Restructurings:

        The Company has allocated $903,000 and $3,364,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, the Company has outstanding balances which total approximately $24,530,000 and $33,684,000, respectively, for customers whose loans are classified as troubled debt restructurings. Unused commitments for loans classified as troubled debt restructurings are insignificant as of December 31, 2014 and 2013.

        During the years ending December 31, 2014 and 2013, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included any one or a combination of the following: an interest rate concession on the loan, a reduction of the scheduled monthly payment, a reduction in principal balance, additional advances for payment of real estate taxes,

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

or extended maturities. For modifications involving a reduction of the stated interest rate of the loan, the weighted average interest rate before and after the modifications was 6.32% and 5.38% for 2014 and 6.22% and 3.99% for 2013.

        The following table presents loans by portfolio segment modified as troubled debt restructurings during the year ended December 31, 2014:

(In thousands, except number of loans)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial	2	$289	$—
Owner-occupied commercial real estate	4	1,549	1,533
Investment commercial real estate	—	—	—
Residential 1 - 4 family real estate	5	576	543
Construction and land development	1	84	5
Other	—	—	—

Total	12	$2,498	$2,081

        The troubled debt restructurings described above increased the provision for loan losses by $453,000 and resulted in charge-offs of $425,000 during the year ending December 31, 2014.

        The following table presents loans by portfolio segment modified as troubled debt restructurings during the year ended December 31, 2013:

(In thousands, except number of loans)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial	4	$535	$513
Owner-occupied commercial real estate	13	16,897	10,893
Investment commercial real estate	4	1,342	1,338
Residential 1 - 4 family real estate	6	865	541
Construction and land development	2	1,899	1,852
Other	—	—	—

Total	29	$21,538	$15,137

        The troubled debt restructurings described above increased the provision for loan losses by $7,634,000 and resulted in charge-offs of $5,559,000 during the year ending December 31, 2013.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 3—LOANS (Continued)

        The following table presents past due accruing and non-accrual troubled debt restructurings by portfolio segment as of December 31, 2014:

(In thousands)	30 - 89 Days Past Due	Non-accrual
Commercial	$—	$—
Owner-occupied commercial real estate	—	647
Investment commercial real estate	—	—
Residential 1 - 4 family real estate	—	—
Construction and land development	—	—
Other	—	—

Total	$—	$647

        The following table presents past due accruing and non-accrual troubled debt restructurings by portfolio segment as of December 31, 2013:

(In thousands)	30 - 89 Days Past Due	Non-accrual
Commercial	$498	$60
Owner-occupied commercial real estate	—	1,310
Investment commercial real estate	170	167
Residential 1 - 4 family real estate	—	989
Construction and land development	—	—
Other	—	—

Total	$668	$2,526

NOTE 4—OTHER REAL ESTATE OWNED

        Other real estate owned activity was as follows:

(In thousands)	2014	2013
Balance at beginning of year	$24,525	$28,582
Transfers from loans	8,056	15,355
Proceeds from sales	(11,964)	(14,480)
Net loss on sales	(115)	(1,606)
Capital improvements	26	—
Valuation allowance	(5,020)	(3,326)

Balance at end of year	$15,508	$24,525

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 4—OTHER REAL ESTATE OWNED (Continued)

        Activity in the valuation allowance on other real estate owned is as follows:

(In thousands)	2014	2013
Balance, beginning of year	$3,798	$5,222
Additions charged to expense	5,020	3,326
Deletions from sales	(4,920)	(4,750)

	$3,898	$3,798

        Operating expenses relating to other real estate owned were $2,019,000 and $3,539,000 in 2014 and 2013, respectively. Income from rentals and other income on other real estate owned was $152,000 and $315,000 in 2014 and 2013, respectively, and are included in other fees and commissions on the consolidated statements of operations.

NOTE 5—PREMISES AND EQUIPMENT

        Premises and equipment at December 31 consisted of the following:

(In thousands)	2014	2013
Land	$16,974	$16,974
Bank premises and improvements	46,564	46,516
Furniture and equipment	27,415	27,602

	90,953	91,092
Less accumulated depreciation and amortization	36,456	35,780

	$54,497	$55,312

NOTE 6—DEPOSITS

        The aggregate amount of time deposit accounts with balances equal to or greater than $250,000 approximated $26,215,000 and $26,707,000 as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, the carrying value of brokered certificates of deposit was approximately $10,655,000 and $53,669,000, respectively.

        At December 31, 2014, the scheduled maturities of certificates of deposit are as follows:

(In thousands)
2015	$129,268
2016	11,209
2017	28,987
2018	17,047
2019	4,437

$190,948

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 7—FEDERAL RESERVE BANK ADVANCES

        As of December 31, 2014 and 2013, the Company had no borrowings outstanding with the Federal Reserve Bank. At December 31, 2014, $585,067,000 of commercial loans and construction and development loans as well as $618,000 of investment securities were collateral which provided the Bank with the eligibility to borrow $497,508,000 at year-end 2014.

NOTE 8—FEDERAL HOME LOAN BANK ADVANCES

        Borrowings from the Federal Home Loan Bank were as follows at year-end:

(In thousands)	2014	2013
Maturities in January 2015, fixed rate at rates from 0.13% to 0.15%, averaging 0.14%	$140,000	$26,552

Total	$140,000	$26,552

        Each advance is payable at its maturity date, with a prepayment penalty that could be assessed on borrowings if paid prior to the maturity date. At December 31, 2014, $865,996,000 of first mortgages, multi-family mortgages, home equity loans and commercial real estate loans were collateral to support outstanding advances as well as to provide the Bank with the eligibility to borrow an additional $303,462,000 at year-end 2014.

        At December 31, 2014, required payments are as follows:

(In thousands)
2015	$140,000

NOTE 9—BORROWINGS

        Notes payable consisted of the following:

(In thousands)	2014	2013
$200 term loan with Bank of America, maturing on November 30, 2016. Borrowing is secured by 100% of the outstanding stock of American Chartered Bank.	$200	$200

        The Company has a $200,000 term loan with Bank of America outstanding as of year-end. The interest on the term loan is payable monthly at the higher of three-month LIBOR plus 100 basis points or 5.0%. The applicable rate at December 31, 2014 and 2013 was 5.0%. The loan agreement for the term note requires the Bank to maintain a minimum Tier 1 capital to average total assets ratio of 6.0%. The Bank must also maintain a minimum Tier 1 capital plus Tier 2 capital to risk-weighted assets ratio of 12.0%. Tier 1 capital and Tier 2 capital are determined in accordance with the rules and regulations of the primary federal regulator of the Bank. The Bank must maintain positive year-to-date earnings (as defined by accounting principles generally accepted in the United States of America) and comply with other performance and reporting requirements. The Bank is required to maintain a ratio of non-performing assets (the sum of all other real estate owned and repossessed assets, non-accrual

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 9—BORROWINGS (Continued)

loans, restructured loans that are not in compliance with their modified terms and loans on which any payment is 90 or more days past due but which continue to accrue interest) to the sum of primary capital (the sum of Tier 1 capital, Tier 2 capital and the allowance for loan losses) at less than 65% at quarter-ends through maturity. The Company cannot declare or pay dividends to common stockholders without prior written consent of Bank of America. The Company must obtain Bank of America's written consent if the Bank issues subordinated indebtedness greater than $20 million and then, if approved, is limited to $40 million. The Holding Company has obtained permission to issue up to $30,000,000 of subordinated indebtedness as long as the maturity of any new issuances is after March 30, 2017. At December 31, 2014 and 2013, the Company was in compliance with its debt covenants.

        Federal funds purchased and securities sold under agreements to repurchase are financing arrangements. Physical control is maintained by a third party custodian for all securities sold under repurchase agreements. At December 31, 2014 and 2013, securities sold under agreements to repurchase of $34,165,000 and $51,647,000, respectively, are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 10—SUBORDINATED DEBENTURES

        Subordinated debentures were as follows at year-end:

(In thousands)	2014	2013
Junior subordinated debentures issued to American Chartered Statutory Trust I, excluding investment in Trust	$20,000	$20,000
Junior subordinated debentures issued to American Chartered Statutory Trust II, excluding investment in Trust	15,000	15,000
Subordinated debenture agreement with Bank of America	20,000	20,000
Subordinated debentures issued by Bank	—	15,510
Subordinated debentures issued by the Company	12,031	5,219

	$67,031	$75,729

        In November 2001, the Company formed American Chartered Statutory Trust I (the Trust). The Trust is a statutory business trust formed under the laws of the state of Connecticut and is wholly owned by the Company. In 2001, the Trust issued variable rate preferred securities with an aggregate liquidation amount of $20,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued variable rate junior subordinated debentures aggregating $20,619,000 to the Trust in exchange for ownership of all the common securities of the Trust and the proceeds of the preferred securities sold by the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the preferred securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.6% adjusted quarterly (3.84% at both December 31, 2014 and 2013, respectively), provided that the rate may not exceed the highest rate permitted by New York law. The junior subordinated debentures will mature on December 18, 2031, at which time the preferred securities must be redeemed. The junior subordinated

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 10—SUBORDINATED DEBENTURES (Continued)

debentures and preferred securities can be redeemed contemporaneously, in whole or in part, at a redemption price of $1,000 per preferred security, on each quarterly anniversary date. Debt issuance costs and underwriting fees of $651,500 were capitalized to the offering and are being amortized by the Trust to maturity of the junior subordinated debentures.

        In August 2004, the Company formed American Chartered Statutory Trust II (Trust II). Trust II is a statutory business trust formed under the laws of the state of Delaware and is wholly owned by the Company. In 2004, Trust II issued variable rate preferred securities with an aggregate liquidation amount of $15,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued variable rate junior subordinated debentures aggregating $15,464,000 to Trust II in exchange for ownership of all of the common securities of Trust II and the proceeds of the preferred securities sold by Trust II. The junior subordinated debentures are the sole assets of Trust II. The junior subordinated debentures and the preferred securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 2.75% adjusted quarterly (2.98% and 2.99% at December 31, 2014 and 2013, respectively), provided that the rate may not exceed the highest rate permitted by New York law. The junior subordinated debentures will mature on October 7, 2034, at which time the preferred securities must be redeemed. The junior subordinated debentures and preferred securities can be redeemed contemporaneously, in whole or in part, at a redemption price of $1,000 per preferred security, on each quarterly anniversary date. Debt issuance costs and underwriting fees of $316,400 were capitalized related to the offering and are being amortized by Trust II to maturity of the junior subordinated debentures.

        The above listed subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five years. During the interest deferral period, the Company is restricted from paying dividends. As of December 31, 2014, the Company has not deferred any interest payments.

        At December 31, 2014 and 2013, the Company has a $20,000,000 subordinated debenture agreement with Bank of America. Interest is payable monthly at the higher of three-month LIBOR plus 125 basis points or 5.00%. The applicable rate at December 31, 2014 and 2013 was 5.0%. The subordinated debt matures on November 30, 2016 and is not secured by any assets of the Company. While the subordinated debt matures on November 30, 2016, the terms of the agreement required the Company to pay fees during 2013 totaling $250,000 if the debt was not paid in full on or before December 31, 2013. Since the subordinated debt was not paid in full by year end 2013, the Company incurred these fees. The terms of the agreement do not require any further fees for the lack of repayment prior to the November 30, 2016 maturity date. The subordinated debt qualifies as Tier 2 capital under applicable rules and regulations to the extent that it does not exceed 50% of Tier 1 capital. The inclusion of this subordinated debenture in Tier 1 Capital is subject to limitations when remaining maturity is within 5 years.

        During 2014, the Bank repaid $15,510,200 of private placement subordinated notes. The subordinated notes bore interest at the election of the investor, at either (i) 10% fixed or (ii) a floating rate of interest equal to three-month LIBOR plus 3.0%. All subordinated note holders had elected the fixed rate option.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 10—SUBORDINATED DEBENTURES (Continued)

        At December 31, 2014 and 2013, the Company had outstanding $12,031,000 and $5,219,000, respectively, of private placement subordinated notes. Of these subordinated notes, $4,869,000 bear interest at 9% and $7,162,000 bear interest at 6%. Interest is payable quarterly on the tenth day following each calendar quarter. The 9% subordinated notes have a ten-year maturity from the date of issuance, with maturities beginning on December 15, 2021 and through February 25, 2023, and the 6% subordinated notes mature on June 30, 2023. The subordinated notes are pre-payable by the Company at any time without notice or penalty, premium or costs, subject to approval of the Board of Governors of the Federal Reserve Bank, to the extent such approval is then required as a condition of prepayment, and all payments shall be applied first to interest and the balance, if any, to principal. The Federal Reserve Bank also has the power to require the Company to prepay the subordinated notes at any time.

NOTE 11—INCOME TAXES

        The components of the provision for income taxes are as follows:

(In thousands)	2014	2013
Current	$6,364	$829
Deferred	4,703	3,374

	$11,067	$4,203

        The net deferred tax asset included at December 31, 2014 and 2013 consists of the following:

(In thousands)	2014	2013
Gross deferred tax assets:
Allowance for loan losses	$11,368	$11,574
Valuation allowance for other real estate owned	1,561	1,564
Federal and state net operating losses	1,227	4,290
Other	5,218	7,649
Gross deferred tax liabilities:
Depreciation	(2,556)	(2,784)
Other	(1,473)	(2,139)

Net deferred tax asset	$15,345	$20,154

        The other temporary differences that result in deferred income taxes consist primarily of accrued bonus, investment in partnerships, general business credits carryforward and alternative minimum tax (AMT) credit carryforward, and write-downs on a security. At December 31, 2014 and 2013, included in deferred tax assets is the related tax on the net unrealized losses on investment securities of $3,562,000 and $3,668,000, respectively. At December 31, 2014, the Company has $24,360,000 state net operating loss carryforwards expiring in 2024, 2025, and 2026, which will be available to reduce future taxable income.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 11—INCOME TAXES (Continued)

        The following table reconciles the total federal income tax benefit with the amounts computed at the current statutory federal income tax rate at December 31, 2014 and 2013 of 35% and 34%, respectively.

(In thousands)	2014	2013
Tax provision at federal statutory rate	$9,890	$4,002
Tax-exempt income, net	(583)	(523)
State income taxes	1,677	672
Other items, net	83	52

	$11,067	$4,203

        Tax-exempt income includes income on tax free bonds and loans and income earned on Bank-owned life insurance. The Company files income tax returns in the U.S. federal jurisdiction and in Illinois, as well as various other states. The Company is subject to examination by the U.S. federal and Illinois tax authorities for 2006 through 2008 tax years to the extent of refunds from the carryback claims, and for 2010 tax years and after for federal and 2011 tax years and after for Illinois. The Company is no longer subject to examination by the U.S. federal tax authorities for years prior to 2010 and by Illinois tax authorities for years prior to 2011. For the year ending December 31, 2013, the Company recorded an insignificant amount for interest and penalties. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next twelve months.

NOTE 12—LEASE COMMITMENTS

        The Company leases a portion of their land and premises through operating leases. Future minimum lease payments on these operating leases, after considering renewal options were as follows:

(In thousands)	Amount
Year Ending December 31,
2015	$1,659
2016	1,618
2017	1,020
2018	1,037
2019	1,053
Thereafter	31,081

$37,468

        Rental expense, included in occupancy expense, was $2,571,000 and $2,485,000 for 2014 and 2013, respectively.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 13—DERIVATIVES

        The Bank offers interest rate swap contracts to its customers in order to assist the customers in managing their interest rate risk profile. In order to eliminate the Bank's interest rate risk associated with offering these products, the Bank enters into interest rate swap contracts with a third party to offset the customer contracts. The Bank has elected to account for these interest rate swap contracts as free-standing derivatives for purposes of trading. The interest rate swap contracts are carried on the consolidated balance sheets at fair value with changes in fair value reflected in earnings.

        The Company has entered into interest rate swap contracts with its customers and the total notional amount of these contracts was $22,762,000 and $10,962,000 as of December 31, 2014 and 2013, respectively. The Company also entered into interest rate swap contracts with a third party to offset the customer contracts and the total notional amount of these contracts was $22,762,000 and $10,962,000 as of December 31, 2014 and 2013, respectively. At the inception of the interest rate swap contract with the third party, the third party may pay the Bank a fee which the Bank earns immediately as trading revenue. The Bank recognized $416,000 and $188,000 of trading revenue in 2014 and 2013, respectively, which is included in other fees and commissions on the consolidated statements of income.

        Summary information about interest rate swaps follows:

As of December 31: (in thousands)	2014	2013
Contracts with customers:
Notional amounts	$22,762	$10,962
Fair value assets	854	167
Weighted-average fixed rates received	5.01%	4.54%
Weighted-average variable rates paid	2.89%	2.99%
Weighted-average maturity	6.43 years	4.33 years
Contracts with third party:
Notional amounts	$22,762	$10,962
Fair value liabilities	(854)	(167)
Weighted-average fixed rates paid	5.01%	4.54%
Weighted-average variable rates received	2.89%	2.99%
Weighted-average maturity	6.43 years	4.33 years

NOTE 14—COMMITMENTS AND CONTINGENT LIABILITIES

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include financial standby, performance standby and commercial letters of credit, and unused lines of credit. Loan commitments and guarantees written that are unused and have not expired have off-balance-sheet risk because they may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet, which include origination fees and accruals for probable losses. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 14—COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value.

        These financial instruments, as of December 31, 2014 and 2013, are summarized as follows:

	Contract Amount
(In thousands)	2014	2013
Unused commitments	$670,887	$617,003
Standby and performance letters of credit	37,117	48,332
Commercial letters of credit	1,635	2,547

        The instruments below are considered financial guarantees.

	2014		2013
(In thousands)	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Standby and performance letters of credit	$37,117	$150	$48,332	$151

        Since many commitments to extend credit expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral is generally obtained at the time of commitment. The amount of collateral is determined using management's credit evaluation of the borrower and may include commercial and residential real estate and other business and consumer assets.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans to local businesses and consumers in the greater Chicagoland area and federal funds sold. Lending activities are conducted with customers in a wide variety of industries as well as with individuals with a wide variety of credit requirements.

NOTE 15—EMPLOYEE BENEFITS

        The Company maintains a non-qualified stock option plan, which allows for the grant of up to 5,115,852 shares of common stock. All options under this plan have fully vested. During 2009, the Company modified the plan to extend the expiration date of 4,209,228 unexercised options, held by certain Company executives, to the earlier of a change in control date or January 1, 2017. Options will be forfeited if not exercised by December 31, 2017.

        In addition, the Company maintains the American Chartered Bancorp, Inc. 2005 Stock Incentive Plan. The plan allows for the grant of up to 2,400,000 shares in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants, and other share-based awards. The per share exercise price for stock options and stock appreciation rights granted under the plan is no less than 100% of the market price on the date of grant. Stock options, stock appreciation rights and restricted stock grants become exercisable based on the terms of each award agreement. In all cases, stock options and stock appreciation rights have a maximum term of ten years. As of December 31, 2014 and 2013, outstanding awards include incentive stock options, non-qualified stock options and restricted stock grants.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 15—EMPLOYEE BENEFITS (Continued)

        The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. The Company used industry data to estimate stock price volatility. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding.

        The fair value of options granted in 2014 and 2013 was determined using the following weighted-average assumptions as of grant date.

	2014	2013
Risk-free interest rate	2.30%	1.24%
Expected term	6.5 years	6.5 years
Expected stock price volatility	29%	29%
Dividend yield	0%	0%

        A summary of the activity in the stock-option plan for 2014 follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	5,134,228	$1.55
Granted	154,000	4.13
Exercised	(6,400)	3.39
Forfeited	(130,500)	3.94

Outstanding at end of year	5,151,328	$1.54	3.6	$12,597,806

Vested or expected to vest	5,151,328	$1.54	3.6	$12,597,806

Exercisable at end of year	4,678,828	$1.32	3.1	$12,476,717

        Information related to the stock option plan during each year follows:

	2014	2013
Intrinsic value of options exercised	$2,972	$—
Cash received from option exercises	$21,724	$—
Tax benefit realized from option exercise	$—	$—
Weighted-average fair value of options granted	$1.18	$1.15

        As of December 31, 2014, there was $434,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 2.37 years.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 15—EMPLOYEE BENEFITS (Continued)

        The 2005 Stock Incentive Plan provides for the issuance of stock awards. Compensation expense is recognized over the vesting period (20% per year) of the shares based on the market value of the stock at the issue date. Total stock awards issued in 2014 and 2013 were 2,834 shares and 5,167 shares, respectively. In addition, the Bank granted 122,194 shares during 2014 to two executives as part of the discontinuation of the executives' long-term incentive plan. These stock awards were fully vested on the date of grant and the total compensation expense of $476,000 was recognized in 2014.

        A summary of changes in the Company's nonvested shares for the year follows:

Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2014	71,865	$3.89
Granted	125,028	3.89
Vested	(150,124)	3.92
Forfeited	(4,868)	3.98

Nonvested at December 31, 2014	41,901	$3.77

        As of December 31, 2014, there was $121,000 of total unrecognized compensation cost related to nonvested shares granted under the plan. The cost is expected to be recognized over a weighted-average period of 1.12 years. The total grant-date fair value of shares vested during the year ended December 31, 2014 and 2013 was $589,000 and $124,000, respectively.

        The Company maintains a 401(k) salary reduction plan covering substantially all employees. Eligible employees may elect to make tax deferred contributions up to 80% of gross wages with a 2014 annual cap of $17,500 for those participants under 50 years of age and $23,000 for those 50 years of age and older (excluding catch-up adjustments). The employer contribution is a discretionary amount determined by the Company each plan year. The Board of Directors approved a discretionary employer contribution (matching) to equal 50% of employee contributions up to 4% of employee compensation. In addition, the Board of Directors may approve a discretionary employer contribution to the profit sharing plan. Expenses for employer contributions for the 401(k) match made in 2014 and 2013 were $414,000 and $392,000, respectively. Expenses for employer contributions to the profit sharing plan were $230,000 and $119,000 in 2014 and 2013, respectively.

NOTE 16—STOCKHOLDERS' EQUITY

        Common stock has no par value, and 100,000,000 shares are authorized. There were 40,091,121 and 35,022,870 common shares issued at December 31, 2014 and 2013, respectively, including 7,405,979 shares held in treasury at both period ends. Treasury stock is carried at cost. The Company has authorized 20,000,000 shares of no par value preferred stock. The preferred stock may be issued in one or more series as determined by the Board of Directors of the Company.

        During 2010, the Company authorized 2,000,000 shares of no par value Series B cumulative 8% perpetual preferred stock and 2,000,000 shares of no par value Series C cumulative perpetual preferred stock each at $10.00 per share. The Series C accrues interest at the Prime Rate, adjusting every

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 16—STOCKHOLDERS' EQUITY (Continued)

calendar quarter. Dividends are cumulative and compound quarterly. The Series B and Series C preferred stock are convertible (but a holder must convert all shares) into common stock at the option of the holder at any time and automatically on the earlier of a sale of the Company or December 31, 2017. The number of shares of common stock to be issued on conversion will be equal to the value of the preferred stock converted ($10 per share) divided by the book value per share of the common stock. The conversion price is based on book value (without any consideration of any accumulated other comprehensive income (loss) attributable to securities available-for-sale) as of the last day of the most recently ended calendar quarter or the closing of the sale transaction. Concurrently with the new issuance of Series D preferred stock, Series B preferred stockholders were permitted to convert their investment from Series B to the newly created Series D.

        During 2011, the Company authorized 28,000 shares of no par value 8% cumulative voting convertible preferred Series D stock, which was increased to 44,346 shares in 2012, and 51,000 shares of no par value 8% cumulative non-voting convertible preferred Series E stock each at $1,000 per share. Additionally, the Company authorized 10,500,000 shares of no par value non-voting perpetual preferred Series F stock. Dividends are cumulative and compound quarterly for both series. The Series D preferred stock is convertible into common stock at the option of the holder (a minimum of $1,000,000 of original gross proceeds) at any time or automatically on the earlier of the sale of the Company or September 20, 2017. The Series E preferred stock is convertible into non-voting perpetual preferred Series F stock at the option of the holder (a minimum of $1,000,000 of original gross proceeds) at any time or automatically on the earlier of the sale of the Company or September 20, 2017. Series F preferred stock has no par value and ranks senior to common stock with respect to rights on liquidation.

        The number of shares of common stock to be issued upon conversion for Series D preferred stock or the number of shares of Series F preferred stock to be issued upon conversion for Series E preferred stock will be equal to the value of the preferred stock converted ($1,000 per share) plus any accrued and unpaid dividend amounts on such shares being converted divided by the greater of fully diluted net tangible book value per share or $2.50 per share. The conversion price per share is based on book value per share for the most recently ended calendar quarter (or the closing of the sale transaction) adjusted for the impact of in-the-money options outstanding and associated tax benefit to the Company. If the Company fails to pay dividends on either Series D or Series E for two successive dividend periods, the conversion price with respect to that Series is reduced to 90% of fully diluted net tangible book value (but not less than $2.50 per share). During 2011, the Company raised $50.0 million of preferred equity through a private equity raise reduced by incurred issuance costs of $3.1 million. The Company issued 24,346 shares of 8% cumulative voting convertible preferred Series D stock and 25,654 shares of 8% cumulative non-voting convertible preferred Series E stock at $1,000 per share, respectively. The Series D preferred stock offering was continued after the private equity raise. The Company sold a total of 1,675 additional shares.

        Beginning in 2011, the holders of Series B preferred stock were given the option to convert their Series B preferred stock to Series D preferred stock. For every 100 shares of Series B preferred stock exchanged, the holder received one share of Series D preferred stock due to the difference in purchase price. All of the Series B preferred stock, or 482,500 shares, were converted to 4,825 shares of Series D preferred stock. During 2014, at the option of the holders, a total of 16,523 shares of Series D

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 16—STOCKHOLDERS' EQUITY (Continued)

preferred stock were converted to 4,788,508 shares of common stock and 14,827 shares of Series E preferred stock were converted to 4,297,680 shares of Series F preferred stock.

        Preferred shares outstanding as of December 31, 2014 and 2013:

	2014	2013
Preferred Series B (issuance of $10 per share)	—	15,000
Preferred Series C (issuance of $10 per share)	—	—
Preferred Series D (issuance of $1,000 per share)	14,323	30,696
Preferred Series E (issuance of $1,000 per share)	10,827	25,654
Preferred Series F	4,297,680	—

        Total equity attributable to the minority members of the LLC are reflected as noncontrolling interests on the face of the consolidated balance sheets. Final distributions were made to minority members of the LLC in 2014.

NOTE 17—REGULATORY MATTERS

        The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Management believes at December 31, 2014, the Company and Bank meet all capital adequacy requirements to which they are subject.

        The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 17—REGULATORY MATTERS (Continued)

        At December 31, 2014 and 2013, consolidated and bank-only actual capital levels (in thousands) and minimum required levels were as follows:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2014
Tier 2 total capital (to risk-weighted assets)
Consolidated	$246,650	12.3%	$159,961	8.0%	N/A	N/A
Bank	246,653	12.4	159,705	8.0	$199,631	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	181,805	9.1	79,981	4.0	N/A	N/A
Bank	221,656	11.1	79,853	4.0	119,779	6.0
Tier 1 capital (to adjusted average assets)
Consolidated	181,805	6.9	105,693	4.0	N/A	N/A
Bank	221,656	8.4	105,571	4.0	131,964	5.0

	Amount	Ratio	Amount	Ratio	Amount	Ratio
2013
Tier 2 total capital (to risk-weighted assets)
Consolidated	$238,089	12.5%	$152,078	8.0%	N/A	N/A
Bank	248,077	13.0	152,092	8.0	$190,115	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	131,367	6.9	76,039	4.0	N/A	N/A
Bank	208,749	11.0	76,046	4.0	114,069	6.0
Tier 1 capital (to adjusted average assets)
Consolidated	131,367	5.4	98,030	4.0	N/A	N/A
Bank	208,749	8.5	98,057	4.0	122,571	5.0

        The Bank was considered well capitalized at December 31, 2014 and 2013 based on regulatory guidelines. There are no conditions or events since those notifications that management believes have changed the Bank's category. The difference between total equity included in the consolidated balance sheet and consolidated Tier 1 capital is primarily attributable to allowable subordinated debentures. The difference between the consolidated Tier 1 capital and Bank Tier 1 capital is primarily due to company debt that has been down streamed to the Bank in the form of capital.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE

        Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

  Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The Company used the following methods and significant assumptions to estimate fair value:

        Investment Securities:    The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

        Impaired Loans:    The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

        Derivatives:    The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

        Real Estate Owned:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

        Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, management reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Assets Measured on a Recurring Basis

        Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31 Using
(In thousands)	(Level 1)	(Level 2)	(Level 3)
2014:
Assets:
Securities available-for-sale:
U.S. agency and government-sponsored enterprise	$—	$211	$—
Mortgage-backed
Federal National Mortgage Association	—	1,787	—
Federal Home Loan Mortgage Corporation	—	1,581	—
Government National Mortgage Association	—	5,306	—
Collateralized mortgage obligations
Federal National Mortgage Association	—	52,183	—
Federal Home Loan Mortgage Corporation	—	31,457	—
Government National Mortgage Association	—	57,214	—
Family Housing Resources	—	30,895	—
Securities backed by Small Business Administration	—	63	—
Asset-backed	—	8,282	—
Trading:
Derivatives	—	854	—

	$—	$189,833	$—

Liabilities:
Derivatives	$—	$(854)	$—

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

	Fair Value Measurements at December 31 Using
(In thousands)	(Level 1)	(Level 2)	(Level 3)
2013:
Assets:
Securities available-for-sale:
U.S. agency and government-sponsored enterprise	$—	$274	$—
Mortgage-backed
Federal National Mortgage Association	—	13,282	—
Federal Home Loan Mortgage Corporation	—	5,109	—
Government National Mortgage Association	—	4,869	—
Collateralized mortgage obligations
Federal National Mortgage Association	—	27,158	—
Federal Home Loan Mortgage Corporation	—	38,010	—
Government National Mortgage Association	—	91,369	—
Securities backed by Small Business Administration	—	155	—
Asset-backed	—	8,469	—
Trading:
Trust preferred	—	—	1,950
Derivatives	—	167	—

	$—	$188,862	$1,950

Liabilities:
Derivatives	$—	$(167)	$—

        The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31:

	Trust Preferred
(In thousands)	2014	2013
Balance of recurring Level 3 assets at January 1	$1,950	$1,800
Total gains or (losses) for period:
Included in earnings	660	(1,050)
Included in other comprehensive income	—	1,200
Sales	(2,610)	—

Balance of recurring Level 3 assets at December 31	$—	$1,950

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

        Assumptions for material impaired loans and other real estate loan categories are disclosed in the table below as of December 31, 2014:

2014	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans
Owner-occupied commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–10% to 21% (11%)
Investment commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	0% (0%)
Construction and land development	Sales comparison approach	Adjustment for differences between the comparable sales	19% to 20% (19%)
Residential 1 - 4 family real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–11% to 11% (–4%)
Other real estate owned
Owner-occupied commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–42% to 4% (–2%)
Investment commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–10% to –3% (–6%)
Construction and land development	Sales comparison approach	Adjustment for differences between the comparable sales	–42% to –5% (–16%)
Residential 1 - 4 family real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–36% to 6% (–15%)

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

        Assumptions for material impaired loans and other real estate loan categories are disclosed in the table below as of December 31, 2013:

2013	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans
Owner-occupied commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–33% to 16% (–10%)
Investment commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–42% to –18% (–19%)
Residential 1 - 4 family real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–46% to 1% (–21%)
Other real estate owned
Owner-occupied commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–38% to 4% (–10%)
Investment commercial real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–47% to 4% (–6%)
Construction and land development	Sales comparison approach	Adjustment for differences between the comparable sales	–6% to 4% (0%)
Residential 1 - 4 family real estate	Sales comparison approach	Adjustment for differences between the comparable sales	–31% to 50% (4%)

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

Assets Measured on a Non-Recurring Basis

        Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31 Using
(In thousands)	(Level 1)	(Level 2)	(Level 3)
2014:
Impaired loans:
Commercial	$—	$—	$80
Owner-occupied commercial real estate	—	—	2,441
Investment commercial real estate	—	—	1,750
Residential 1 - 4 family real estate	—	—	731
Construction and land development	—	—	893
Other	—	—	—

	$—	$—	$5,895

Other real estate owned:
Commercial	$—	$—	$—
Owner-occupied commercial real estate	—	—	6,573
Investment commercial real estate	—	—	4,366
Residential 1 - 4 family real estate	—	—	3,216
Construction and land development	—	—	1,353
Other	—	—	—

	$—	$—	$15,508

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

	Fair Value Measurements at December 31 Using
(In thousands)	(Level 1)	(Level 2)	(Level 3)
2013:
Impaired loans:
Commercial	$—	$—	$1,121
Owner-occupied commercial real estate	—	—	5,365
Investment commercial real estate	—	—	1,586
Residential 1 - 4 family real estate	—	—	1,731
Construction and land development	—	—	972
Other	—	—	—

	$—	$—	$10,775

Other real estate owned:
Commercial	$—	$—	$—
Owner-occupied commercial real estate	—	—	9,119
Investment commercial real estate	—	—	8,109
Residential 1 - 4 family real estate	—	—	3,290
Construction and land development	—	—	4,007
Other	—	—	—

	$—	$—	$24,525

        Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $8,011,000 and $16,094,000, with a valuation allowance of $2,116,000 and $5,319,000 at December 31, 2014 and 2013, respectively, resulting in an additional provision for loan losses of $408,000 and $3,979,000 during 2014 and 2013, respectively.

        Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. At December 31, 2014, other real estate owned, has a net carrying amount of $15,508,000, which is made up of the outstanding balance of $19,406,000, net of a valuation allowance of $3,898,000. The Company recorded a valuation allowance of $5,020,000 for the year ending December 31, 2014.

        At December 31, 2013, other real estate owned, had a net carrying amount of $24,525,000, which is made up of the outstanding balance of $28,323,000, net of a valuation allowance of $3,798,000. The Company recorded a valuation allowance of $3,326,000 for the year ending December 31, 2013.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 18—DISCLOSURES ABOUT FAIR VALUE (Continued)

        The carrying values and estimated fair values of the Company's financial instruments, not previously presented, as of December 31, 2014 and 2013 are as follows:

	2014		2013
(In thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$71,378	$71,378	$53,609	$53,609
Securities held-to-maturity	299,136	300,652	301,345	297,152
Interest-bearing deposits in other financial institutions	23,554	23,554	3,538	3,538
FHLB stock	13,000	N/A	5,562	N/A
Loans, net	1,866,126	1,855,346	1,720,678	1,707,645
Loans held for sale	390	399	704	715
Accrued interest receivable	6,138	6,138	6,004	6,004
Financial liabilities
Deposits	$(2,196,731)	$(2,196,853)	$(2,130,409)	$(2,131,000)
Securities sold under repurchase agreements	(34,165)	(34,165)	(51,647)	(51,647)
Federal Home Loan Bank advances	(140,000)	(140,000)	(26,552)	(26,572)
Notes payable	(200)	(200)	(200)	(200)
Subordinated debentures	(67,031)	(65,308)	(75,729)	(74,043)
Accrued interest payable	(725)	(725)	(1,428)	(1,428)

        The methods and assumptions used to estimate fair value are described as follows:

        The carrying amount is the estimated fair value for cash and cash equivalents, certificate of deposit, Bank-owned life insurance, accrued interest receivable and payable, demand deposits, securities sold under repurchase agreements and other borrowings, and variable rate loans, deposits, Federal Reserve Bank advances, and notes payable that reprice frequently and fully. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. For fixed rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and fixed rate FHLB advances, the fair value is based on discounted cash flows using current market rates applied to the estimated life and with consideration to credit risk. The fair value of the subordinated debentures is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 19—RELATED-PARTY TRANSACTIONS

        Certain executive officers, directors, and their related interests had loan transactions with the Bank during 2014 and 2013. Such loans amounted to $5,732,000 and $5,731,000 at December 31, 2014 and 2013, respectively.

        Deposits from related parties held by the Bank at December 31, 2014 and 2013 amounted to $9,980,000 and $4,851,000, respectively.

AMERICAN CHARTERED BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2014 and 2013

NOTE 20—EARNINGS PER SHARE

        The following table presents a reconciliation of the components used to compute basic and diluted earnings per share for the years ended December 31:

(In thousands, except per share data)	2014	2013
Basic earnings per share
Net income available to common stockholders	13,294	3,048
Less: Undistributed earnings to participating securities	600	—

Net income available to common stockholders after allocation of undistributed earnings to participating securities	$12,694	$3,048

Weighted-average common shares outstanding	28,959	27,566

Basic earnings per common share	$0.44	$0.11

Diluted earnings per share
Net income available to common stockholders	$13,294	$3,048
Plus: Income impact of assumed conversions—preferred stock dividends	3,896	—

Net income available to common stockholders plus assumed conversions	$17,190	$3,048

Weighted-average common shares outstanding	28,959	27,566
Diluted effect of stock options, stock awards, participating securities and conversion of preferred stock	17,187	2,032

Diluted weighted-average shares outstanding	46,146	29,598

Diluted earnings per share	$0.37	$0.10

        Basic earnings per share are presented in conformity with the two-class method required for participating securities. Under the two-class method, earnings are allocated to participating securities based on their respective weighted-average shares outstanding for the period. The Company's Series F preferred stock participates in common stock dividends, if declared, and are considered participating securities. For 2013, the common stock equivalent shares for convertible preferred stock outstanding of 71,350 preferred shares were considered anti-dilutive.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and between

MB FINANCIAL, INC.

and

AMERICAN CHARTERED BANCORP, INC.

Dated as of November 20, 2015

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-37
Adjusted Option	A-4
Adjusted Restricted Stock Award	A-5
Adverse Change in Company Recommendation	A-37
affiliate	A-47
Agreement	A-1
Balance Sheet	A-14
Bank Merger	A-2
Bank Merger Agreement	A-2
Bank Merger Certificates	A-2
BHC Act	A-11
Blue Sky	A-27
business day	A-47
Cash Consideration	A-3
Cash Designated Shares	A-8
Cash Election	A-3
Cash Election Share	A-6
Certificates of Merger	A-2
Chosen Courts	A-47
Closing	A-1
Closing Date	A-1
Code	A-1
Company	A-1
Company Articles	A-12
Company Bank	A-2
Company Benefit Plans	A-17
Company Bylaws	A-12
Company Common Stock	A-3
Company Contract	A-20
Company Disclosure Schedule	A-11
Company Financial Statements	A-14
Company Indemnified Parties	A-40
Company Leased Properties	A-22
Company Meeting	A-37
Company Owned Properties	A-22
Company Preferred Stock	A-4
Company Qualified Plans	A-17
Company Real Property	A-22
Company Recommendation	A-13
Company Regulatory Agreement	A-21
Company Restricted Stock Award	A-5
Company Stock Option	A-4
Company Stock Plans	A-5
Company Subsidiary	A-12
Confidentiality Agreement	A-36
Dissenting Shares	A-5
Effective Time	A-2
Election	A-6

A-iv

Page
Election Deadline	A-6
Election Period	A-6
Enforceability Exceptions	A-13
Environmental Laws	A-21
ERISA	A-17
ERISA Affiliate	A-17
Exchange Act	A-14
Exchange Agent	A-8
Exchange Fund	A-8
Exchange Ratio	A-3
Exchangeable Shares	A-3
FDIC	A-12
Federal Reserve Board	A-14
Form of Election	A-6
GAAP	A-11
Governmental Entity	A-14
Holder	A-6
HSR Act	A-14
IBCA	A-1
Illinois Secretary	A-2
Intellectual Property	A-23
IRS	A-16
knowledge	A-47
Liens	A-13
Loans	A-24
made available	A-47
Maryland Department	A-2
Material Adverse Effect	A-11
Materially Burdensome Regulatory Condition	A-36
Merger	A-1
Merger Consideration	A-3
MGCL	A-1
Multiemployer Plan	A-17
Multiple Employer Plan	A-17
NASDAQ	A-10
Net Option Share	A-5
New Certificates	A-9
New Plans	A-39
Non-Election Shares	A-3
OCC	A-14
Old Certificate	A-9
Parent	A-1
Parent Articles	A-2
Parent Bank	A-2
Parent Bylaws	A-2
Parent Common Stock	A-3
Parent Contract	A-30
Parent Director Stock Units	A-26
Parent Disclosure Schedule	A-25
Parent Regulatory Agreement	A-30

A-v

Page
Parent Restricted Stock Award	A-26
Parent Restricted Stock Unit Award	A-26
Parent SEC Reports	A-28
Parent Share Closing Price	A-10
Parent Stock Options	A-26
Parent Stock Plans	A-26
Parent Subsidiary	A-25
Per Share Cash Consideration	A-3
Permitted Encumbrances	A-22
person	A-47
Preferred Stock Merger Consideration	A-4
Proxy Statement	A-23
Regulatory Agencies	A-14
Representatives	A-37
Requisite Company Vote	A-13
Requisite Regulatory Approvals	A-42
S-4	A-14
SEC	A-14
Securities Act	A-12
Series D Cash Election Shares	A-7
Series D Merger Consideration	A-4
Series D Preferred Stock	A-3
Series F Merger Consideration	A-4
Series F Preferred Stock	A-4
Significant Subsidiaries	A-33
SRO	A-14
Stock Consideration	A-3
Stock Designated Shares	A-7
Stock Election	A-3
Stock Election Share	A-6
Stock Election Shares	A-3
Stock Withholding Election	A-6
Subsidiary	A-11
Superior Proposal	A-38
Surviving Corporation	A-1
Takeover Statutes	A-23
Tax	A-16
Tax Return	A-16
Taxes	A-16
Termination Date	A-44
Termination Fee	A-45
Total Cash Amount	A-7
Withholding Election	A-6

A-vi

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of November 20, 2015 (this "Agreement"), by and between MB Financial, Inc., a Maryland corporation ("Parent"), and American Chartered Bancorp, Inc., an Illinois corporation ("Company").

W I T N E S S E T H:

        WHEREAS, the Boards of Directors of Parent and Company have determined that it is in the best interests of their respective companies and shareholders to consummate the business combination transaction provided for herein, pursuant to which Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the "Merger"), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the "Surviving Corporation") in the Merger;

        WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and it is intended that this Agreement be and be adopted as a "plan of reorganization" for purposes of Sections 354 and 361 of the Code;

        WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, all of the director shareholders of Company and certain other shareholders of Company have entered into Voting and Support Agreements in connection with the Merger, in substantially the form of Annex A-1 hereto;

        WHEREAS, the holders of the Series F Preferred Stock have simultaneously herewith entered into agreements with Company, in substantially the form of Annex A-2 hereto, requiring that, among other things, such holders take all necessary actions to cause their shares of Preferred Stock to be converted to Company Common Stock pursuant to Company's Charter or to elect to receive the Merger Consideration payable in the Merger in respect of shares of Company Common Stock, effective as of immediately prior to the Merger; and

        WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

        1.1    The Merger.     Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law, as amended (the "MGCL") and the Illinois Business Corporation Act, as amended (the "IBCA"), at the Effective Time, Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the Merger, the separate corporate existence of Company shall terminate.

        1.2    Closing.     Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m., Chicago time, at the principal offices of Parent in Rosemont, Illinois, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

        1.3    Effective Time.     Subject to the terms and conditions of this Agreement, on or before the Closing Date, Parent and Company, respectively, shall cause to be filed articles of merger with the Department of Assessments and Taxation of the State of Maryland (the "Maryland Department") and a certificate of merger with the Secretary of State of the State of Illinois (the "Illinois Secretary") (such articles and such certificate, collectively, the "Certificates of Merger"). The Merger shall become effective as of the date and time specified in the Certificates of Merger (such date and time, the "Effective Time").

        1.4    Effects of the Merger.     At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the IBCA and MGCL.

        1.5    Articles of Incorporation of Surviving Corporation.     At the Effective Time, the Articles of Incorporation of Parent, as amended (the "Parent Articles"), as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

        1.6    Bylaws of Surviving Corporation.     At the Effective Time, the Amended and Restated Bylaws of Parent (the "Parent Bylaws"), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

        1.7    Directors.     The directors of Parent immediately prior to the Effective Time, together with the individual set forth in Section 6.11, shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

        1.8    Officers.     The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

        1.9    Bank Merger

          (a)   On the Closing Date and immediately following the Merger, American Chartered Bank, an Illinois state chartered bank and a wholly owned Subsidiary of Company ("Company Bank"), will merge (the "Bank Merger") with and into MB Financial Bank, N.A., a national bank and a wholly owned Subsidiary of Parent ("Parent Bank"). Parent Bank shall be the surviving entity in the Bank Merger (the "Surviving Bank") and, following the Bank Merger, the separate corporate existence of Company Bank shall cease.

          (b)   The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in substantially the form attached hereto as Annex B with such changes as may be mutually agreed by Company and Parent (the "Bank Merger Agreement"). Prior to the Closing (or earlier if necessary to obtain the necessary regulatory approvals for the Bank Merger): (i) Company shall cause Company Bank to adopt the Bank Merger Agreement, Company, as the sole shareholder of Company Bank, shall approve the Bank Merger Agreement, and Company shall cause the Bank Merger Agreement to be duly executed by Company Bank and delivered to Parent Bank and (ii) Parent shall cause Parent Bank to adopt the Bank Merger Agreement, Parent, as the sole shareholder of Parent Bank, shall approve the Bank Merger Agreement and Parent shall cause the Bank Merger Agreement to be duly executed by Parent Bank and delivered to Company Bank. Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the Effective Time (the "Bank Merger Certificates").

        1.10    Tax Consequences.     It is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and it is intended that this Agreement be and be adopted as a "plan of reorganization" for the purposes of Sections 354 and 361 of the Code.

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

        2.1    Effect on Company Capital Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company or the holder of any of the following securities:

          (a)    Company Common Stock.    Subject to Sections 2.5, 2.6 and 2.8(f), each share of the common stock, without par value, of Company issued and outstanding immediately prior to the Effective Time (the "Company Common Stock"), including for this purpose each share of Company Preferred Stock (x) which prior to the Election Deadline shall have validly elected pursuant to the Company's Charter to receive the Merger Consideration payable in respect of Company Common Stock or (y) which shall have been converted to Company Common Stock pursuant to the Company's Charter from a share of Company Preferred Stock, as applicable (collectively with shares of Company Common Stock, the "Exchangeable Shares"), other than Dissenting Shares and any other shares owned by Parent or Company, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest:

              (i)  For each Exchangeable Share and Net Option Share with respect to which an election to receive cash (a "Cash Election") has been effectively made and not revoked or deemed revoked pursuant to Section 2.5, an amount in cash equal to the Per Share Cash Consideration (the "Cash Consideration");

             (ii)  For each Exchangeable Share and Net Option Share with respect to which an election to receive Parent Common Stock (a "Stock Election") has been effectively made and not revoked or deemed revoked pursuant to Section 2.5 (collectively, the "Stock Election Shares"), a number of validly issued, fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") equal to the Exchange Ratio (the "Stock Consideration"), it being understood that upon the Effective Time the Parent Common Stock, including the shares issued to former holders of Company Common Stock as Stock Consideration, shall be the common stock of the Surviving Corporation; and

            (iii)  For each share of Company Common Stock or Net Option Share other than shares and Net Option Shares as to which a Cash Election and/or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.5 (collectively the "Non-Election Shares"), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.6.

          (b)    Certain Definitions.    For purposes of this Agreement, the following terms shall have the following meanings:

              (i)  The "Exchange Ratio" means 0.2732.

             (ii)  The "Per Share Cash Consideration" means $9.30.

            (iii)  The "Merger Consideration" means the Cash Consideration and/or the Stock Consideration described in Section 2.1(a), as applicable.

          (c)    Series D Preferred Stock.    In the event that each share of the 8% Cumulative Voting Convertible Preferred Stock, Series D, without par value, of Company issued and outstanding immediately prior to the Effective Time (the "Series D Preferred Stock") is not converted prior to, or redeemed prior to or contemporaneously with, the transactions contemplated by this Agreement, each share of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any other shares owned by Parent or Company or any Exchangeable Shares, shall be converted in accordance with the procedures set forth in this Agreement, into the right to receive one (1) share of preferred stock of the Surviving Corporation which shall be designated as 8% Cumulative Voting Convertible Preferred Stock, Series B, par value $0.01 per share, of the Surviving Corporation, and otherwise having such other rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, that are not materially less favorable to the holders thereof than the rights, privileges and voting powers, and limitations and restrictions thereof, of the Series D Preferred Stock immediately prior to the Effective Time, taken as a whole ("Series D Merger Consideration").

          (d)    Series F Preferred Stock.    In the event that each share of the Non-Voting Perpetual Preferred Stock, Series F, without par value, of Company issued and outstanding immediately prior to the Effective Time (the "Series F Preferred Stock" and, together with the Series D Preferred Stock, the "Company Preferred Stock") is not converted prior to, or redeemed prior to or contemporaneously with, or is held by a holder who does not validly elect prior to the Election Deadline pursuant to the Company's Charter to receive the Merger Consideration payable in respect of Company Common Stock in connection with, the transactions contemplated by this Agreement, each share of Series F Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any other shares owned by Parent or Company or any Exchangeable Shares, shall be converted in accordance with the procedures set forth in this Agreement, into the right to receive one (1) share of preferred stock of the Surviving Corporation which shall be designated as Non-Voting Perpetual Preferred Stock, Series C, par value $0.01 per share, of the Surviving Corporation, and otherwise having such other rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, that are not materially less favorable to the holders thereof than the rights, privileges and voting powers, and limitations and restrictions thereof, of the Series F Preferred Stock immediately prior to the Effective Time, taken as a whole ("Series F Merger Consideration" and, together with the Series D Merger Consideration, the "Preferred Stock Merger Consideration").

          (e)    Shares Owned by Parent or Company.    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of capital stock of Company that are owned by Company or Parent shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

        2.2    Treatment of Company Equity Awards.

          (a)   At the Effective Time, each option granted by Company to purchase shares of Company Common Stock under a Company Stock Plan (as defined below) that is outstanding, vested and unexercised immediately prior to the Effective Time (a "Company Stock Option") shall be cancelled and converted automatically into the right to receive, in respect of each Net Option Share, at the election of the holder thereof as provided in, and subject to the provisions of Section 2.5, either (i) the Cash Consideration or (ii) the Stock Consideration, treating each such Net Option Share in the same manner as all other Exchangeable Shares for such purposes, including with respect to the proration described in Section 2.6. Any vested Company Stock Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Cash Consideration shall be cancelled for no consideration.

          (b)   At the Effective Time, each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time, shall, without any action on the part of Parent, the Company, or the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted automatically into an option (each, an "Adjusted

  Option") to purchase the number of shares of Parent Common Stock equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time, by (ii) the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. Each Adjusted Option shall have an exercise price per share of Parent Common Stock equal to (x) the per share exercise price of such Company Stock Option immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounded up to the nearest whole cent. Each Adjusted Option shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Stock Option under the applicable Company Stock Plan and the agreements evidencing grants thereunder, including vesting terms. The parties intend that the assumption of the unvested Company Stock Options shall be effected in a manner that satisfies the requirements of Section 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 2.2(b) shall be construed consistent with this intent.

          (c)   At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (a "Company Restricted Stock Award") shall, without any action on the part of Parent, the Company, or the holder thereof, be assumed and converted automatically into a restricted stock award (each, an "Adjusted Restricted Stock Award") with respect to a number of shares of Parent Common Stock equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to the Company Restricted Stock Award immediately prior to the Effective Time, by (ii) the Exchange Ratio, rounded up to the nearest whole share of Parent Common Stock. Each Adjusted Restricted Stock Award shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Restricted Stock Award under the applicable Company Stock Plan and the agreements evidencing grants thereunder, including vesting terms.

          (d)   At or prior to the Effective Time, Company, the Board of Directors of Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.2.

          (e)   Parent shall file with the SEC, no later than the Closing Date, a post-effective amendment to Form S-4 or a registration statement on Form S-8 (or other applicable form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to Adjusted Options and Adjusted Restricted Stock Awards.

          (f)    For purposes of this Agreement, the following terms have the following meanings:

              (i)  "Company Stock Plans" means, collectively, the Amended and Restated 2005 Stock Incentive Plan and the Nonqualified Stock Option Plan, as amended and restated February 3, 2009.

             (ii)  "Net Option Share" means, with respect to a Company Stock Option, the quotient obtained by dividing (A) (x) the excess, if any, of the Per Share Cash Consideration over the per share exercise price of such Company Stock Option, multiplied by (y) the number of shares of Company Common Stock subject to such Company Stock Option, by (B) the Per Share Cash Consideration.

        2.3    Certain Adjustments.     In the event that prior to the Effective Time, solely as a result of a reclassification, stock split (including a reverse stock split), combination or exchange of shares, stock dividend or stock distribution that in any such event is made on a pro rata basis to all holders of Company Common Stock, Company Preferred Stock or Parent Common Stock, there is a change in the number of shares of Company Common Stock, Company Preferred Stock or Parent Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Company Common Stock, Company Preferred or Parent Common Stock, then the Merger Consideration or Preferred Merger Consideration (as applicable) payable with respect to each share of Company Common Stock and Company Preferred Stock and each Company Equity Award shall be equitably adjusted to reflect such event.

        2.4    Dissenting Shares.     Holders of shares of Company Common Stock who have not voted in favor of the Merger and otherwise have complied with requirements for perfecting appraisal rights under Sections 11.65 and 11.70 of the IBCA will be entitled to exercise such rights with respect to the shares as to which such rights have been perfected ("Dissenting Shares"), to the extent available under the IBCA. Dissenting Shares shall not be converted into the right to receive the Merger Consideration but shall only be entitled to receive such consideration as will be determined under the IBCA. Each share of Company Common Stock that is outstanding immediately prior to the Effective Time and with respect to which appraisal rights under the IBCA may be, but have not yet been, perfected, will, if and when such appraisal rights can no longer be legally perfected or exercised under the IBCA, be converted into the right to receive the Merger Consideration, and will no longer be a Dissenting Share. Prior to the Closing Date, Company shall from time to time give prompt notice to Parent of any notifications, demands, attempted withdrawals of such demands and any other instruments served pursuant to the IBCA received by Company for appraisal of shares of Company Common Stock. Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Company shall not, except with the prior written consent of Parent which consent shall not be unreasonably withheld, make any payment with respect to, settle, offer to settle, any such demands.

        2.5    Election Procedures.     Each holder of record of shares of Exchangeable Shares and Net Option Shares to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 2.1, 2.2 and 2.5 (a "Holder") shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

          (a)   Each Holder may specify in a request made in accordance with the provisions of this Section 2.5 (an "Election") (i) the number of shares of Company Common Stock or Net Option Shares owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock or Net Option Shares owned by such Holder with respect to which such Holder desires to make a Cash Election. A share or Net Option Share in respect of which the holder has validly elected to make a Stock Election is referred to as a "Stock Election Share" and a share or Net Option Share in respect of which the holder has validly elected to make a Cash Election is referred to as a "Cash Election Share."

          (b)   Parent shall prepare a form reasonably acceptable to Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to Company (together with such instruments prepared by Parent and reasonably acceptable to Company to permit holders of Company Preferred Stock to elect to receive the Merger Consideration or convert to shares of Company Common Stock, in each case pursuant to the Company's Charter and as applicable, the "Form of Election"), so as to permit Holders to exercise their right to make an Election.

          (c)   The holder of each Company Stock Option shall be permitted to elect, by delivery of a written instruction to Parent not later than the Election Deadline (the "Withholding Election"), that any withholding of amounts required to be withheld or deducted under the Code with respect to the payment of the Merger Consideration to be made in connection with the cancellation of such Company Stock Option shall be (x) applied to first reduce the portion of the Merger Consideration that is payable to such holder in cash, (y) applied to first reduce the portion of the Merger Consideration that is payable to such holder in shares of Parent Common Stock (with the number of shares of Parent Common Stock to be withheld to be determined based on the closing price of a share of Parent Common Stock on the Closing Date) (such election described in this clause (y), a "Stock Withholding Election") or (z) applied in the manner described in each of the foregoing clauses (x) and (y) to first reduce the Merger Consideration in the respective proportions specified by such holder in the Withholding Election. In the event that the holder of any Company Stock Options fails to make a Withholding Election prior to the Election Deadline, such holder shall be deemed to have made a Stock Withholding Election.

          (d)   Parent (i) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date (including for the avoidance of doubt holders of Series D Preferred Stock and Series F Preferred Stock as of such date), and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder or holder of Company Stock Options who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the "Election Period".

          (e)   Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, (i) a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States and (ii) in the case of an Election by a holder of Company Preferred Stock, an irrevocable commitment by such holder in a form reasonably satisfactory to Parent to elect pursuant to the Company's Charter to receive the Merger Consideration payable hereunder to holders of Company Common Stock on an as-converted basis (as applicable) or an instrument reasonably acceptable to Parent pursuant to which such holder irrevocably elects to convert the applicable shares of Company Preferred Stock to shares of Company Common Stock (as applicable), effective at or prior to the Closing. As used herein, unless otherwise agreed in advance by the parties, "Election Deadline" means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to three (3) business days preceding the Closing Date. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

          (f)    Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock or Net Option Shares (none of Parent, Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock or Net Option Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

          (g)   Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent, in which case the shares or Net Option Shares covered thereby shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.

          (h)   Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Parent Common Stock into which Exchangeable Shares and Net Option Shares are converted to Stock Consideration in the Merger and (iii) the method of payment of cash for shares of Exchangeable Shares and Net Option Shares converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

        2.6    Proration.     Within five (5) business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Parent shall cause the Exchange Agent to effect the allocation among the holders of Exchangeable Shares of rights to receive Parent Common Stock and/or cash in the Merger in accordance with the Elections follows:

          (a)    Excess Cash Election.    If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Dissenting Shares is greater than the Total Cash Amount, then:

              (i)  all shares of Series D Preferred Stock that have made a Cash Election ("Series D Cash Election Shares") shall be converted into the right to receive the Cash Consideration;

             (ii)  all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration;

            (iii)  all Dissenting Shares shall be deemed, for the purposes of this Section 2.6(a)(iii), to be converted into the right to receive the Cash Consideration;

            (iv)  the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares and Net Option Shares, as applicable, ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable $100,000,000 (the "Total Cash Amount"), and all Stock Designated Shares shall be converted into the right to receive the Stock Consideration; and

             (v)  the Cash Election Shares (other than Series D Cash Election Shares) that are not Stock Designated Shares will be converted into the right to receive the Cash Consideration.

          (b)    Excess Stock Election.    If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and Dissenting Shares is less than the Total Cash Amount, then:

              (i)  all Series D Cash Election Shares shall be converted into the right to receive the Cash Consideration;

             (ii)  all Cash Election Shares (other than Series D Cash Election Shares) and Non-Election Shares shall be converted into the right to receive the Cash Consideration;

            (iii)  all Dissenting Shares shall be deemed, for the purposes of this Section 2.6(b)(iii), to be converted into the right to receive the Cash Consideration;

            (iv)  the Exchange Agent shall then select from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares and Net Option Shares, as applicable, ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated

    Shares (other than Series D Cash Election Shares) shall be converted into the right to receive the Cash Consideration; and

             (v)  the Stock Election Shares and the Non-Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

          (c)    Proportionate Election.    If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and Dissenting Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (a) and (b) above shall not apply, and:

              (i)  all Series D Cash Election Shares shall be converted into the right to receive the Cash Consideration;

             (ii)  all Dissenting Shares shall be converted in accordance with Section 2.4;

            (iii)  the Exchange Agent shall then select from among the Cash Election Shares (other than the Series D Cash Election Shares), by a pro rata selection process, a sufficient number of Stock Designated Shares such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Stock Consideration; and

            (iv)  the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Cash Consideration.

        2.7    Parent to Make Shares Available.     Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to Company (the "Exchange Agent"), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates to be issued pursuant to Section 2.1 and exchanged pursuant to Section 2.8(a) for outstanding shares of Company Common Stock and Company Preferred Stock (as applicable), and (b) cash in an amount sufficient to pay (i) the aggregate Cash Consideration and (ii) cash in lieu of any fractional shares of Parent Common Stock (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent.

        2.8    Exchange of Shares.

          (a)   All of the shares of Company Common Stock and Company Preferred Stock converted into the right to receive Merger Consideration and Preferred Stock Merger Consideration (as applicable), respectively, pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an "Old Certificate", it being understood that any reference herein to "Old Certificate" shall be deemed to include reference to book-entry account statements relating to the ownership of shares of capital stock of Company) previously representing any such shares shall thereafter represent only the right to receive (i) the applicable Merger Consideration or Preferred Stock Merger Consideration, (ii) cash in lieu of fractional shares which the shares of capital stock of Company represented by such Old Certificate have been converted into the right to receive pursuant to this Article II, without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.8(c). Old Certificates previously representing shares of capital stock of Company shall be exchanged for certificates or, at Parent's option, evidence of shares in book entry form (collectively referred to herein as "New Certificates"), representing whole shares of Parent Common Stock or preferred stock of Parent (as applicable) and cash as set forth in this Article II (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.8(c), without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or capital stock of Company shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of capital stock of Company the same economic effect as contemplated by this Agreement prior to such event.

          (b)   As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock and Company Preferred Stock (as applicable) immediately prior to the Effective Time (other than any such holder who properly delivered its Old Certificates with its Form of Election) that have been converted at the Effective Time into the right to receive the Merger Consideration or Preferred Stock Merger Consideration, as applicable, pursuant this Article II, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing the number of whole shares of Parent Common Stock, the number of whole shares of preferred stock of Parent (as applicable), in the case of Company Common Stock only, any cash in lieu of fractional shares and the Cash Consideration which the shares of Company Common Stock and Company Preferred Stock (as applicable) represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.8(c). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock or preferred stock of Parent (as applicable) to which such holder of Company Common Stock or Company Preferred Stock (as applicable) shall have become entitled pursuant to the provisions of this Article II. (ii) in the case of surrender of an Old Certificate or Old Certificates representing Company Common Stock, a check representing the amount of (A) the Cash Consideration which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.8(c), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.8, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares, or the Preferred Stock Merger Consideration, as applicable, or in respect of dividends or distributions as contemplated by Section 2.8(c).

          (c)   No dividends or other distributions declared with respect to Parent Common Stock or preferred stock of Parent issued as a result of the Merger shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions with a record date after the Effective Time, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock or preferred stock of Parent which the shares of Company Common Stock or Company Preferred Stock (as applicable) represented by such Old Certificate have been converted into the right to receive.

          (d)   If any New Certificate representing shares of Parent Common Stock or preferred stock of Parent is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock or preferred stock of Parent in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

          (e)   After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock or Company Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares or the Preferred Stock Merger Consideration, as applicable, and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

          (f)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock or preferred stock of Parent shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the NASDAQ Global Select Market ("NASDAQ") as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (the "Parent Share Closing Price") by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.6.

          (g)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Company who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration and cash in lieu of any fractional shares or the Preferred Stock Merger Consideration, as applicable, and any unpaid dividends and distributions on the Parent Common Stock or preferred stock of Parent deliverable in respect of each former share of Company Common Stock or Company Preferred Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock or Company Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (h)   Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.8 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

          (i)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares or Preferred Stock Merger Consideration, as applicable, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

        Except as disclosed in the disclosure schedule delivered by Company to Parent concurrently herewith (the "Company Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Company hereby represents and warrants to Parent as follows:

        3.1    Corporate Organization.

          (a)   Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended ("BHC Act"). Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Parent, Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, occurrence, condition or development that has a material adverse effect on (i) the condition (financial or otherwise), results of operations, business, properties, assets or liabilities of such party and its Subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated hereby;

  provided, however, that, with respect to clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles ("GAAP") or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) a decline in the trading price of Parent Common Stock or the failure, in and of itself, of a party to meet earnings projections or internal financial forecasts but not, in either case, including the underlying causes thereof; (E) changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally, (F) with respect to Company, the identity of, or any facts or circumstances relating to, Parent or its affiliates, or (G) the execution of this Agreement or the public disclosure of this Agreement or the transactions contemplated hereby, except, with respect to subclauses (A), (B), (C) or (E), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate (in which case only the incremental materially disproportionate effect may be taken into account in determining whether or not there has been or may be a Material Adverse Effect)). As used in this Agreement, the word "Subsidiary" when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. True and complete copies of the Amended and Restated Articles of Incorporation of Company (the "Company Articles") and the Amended and Restated By-Laws of Company (the "Company Bylaws"), as in effect as of the date of this Agreement, have previously been made available by Company to Parent, are in full force and effect and Company is not in material violation of any of the provisions thereof.

          (b)   Each Subsidiary of Company (a "Company Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of each Subsidiary of Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to Company's knowledge, threatened. Section 3.1(b) of Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Subsidiaries of Company and any joint ventures, partnerships or similar arrangements in which Company or any of its Subsidiaries has a limited liability, partnership or other equity or profit interest (and the amount and percentage of any such interest). True and complete copies of the organizational documents of each Company Subsidiary, as in effect on the date of this Agreement, have previously been made available by Company to Parent, are in full force and effect. Company Bank is not in material violation of any of the provisions of its organizational documents.

        3.2    Capitalization.

          (a)   The authorized capital stock of Company consists of 100,000,000 shares of Company Common Stock, without par value, and 20,000,000 shares of preferred stock, without par value. As of the date of this Agreement, no shares of capital stock or other voting securities of Company are issued, reserved for issuance or outstanding, other than (i) 35,529,908 shares of Company Common Stock issued and outstanding, which number does not include 29,666 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards, (ii) 7,405,979 shares of Company Common Stock held in treasury, (iii) 5,201,378 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, (iv) 4,575 shares of Series D Preferred Stock issued and outstanding and (v) 7,296,848 shares of Series F Preferred Stock issued and outstanding. All of the issued and outstanding shares of capital stock of Company have been duly authorized and validly issued and are fully paid and nonassessable. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Company may vote issued or outstanding. There are no obligations of Company or its Subsidiaries pursuant to which Company or any of its Subsidiaries is or could be required pursuant to the terms thereof to register any of its securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"). Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Company are issued or outstanding. Other than Company Restricted Stock Awards and Company Stock Options (collectively "Company Equity Awards") and the Company Preferred Stock, in each case, issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued Company Common Stock or other securities of the Company, or otherwise obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

          (b)   There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Company or any of Company's Subsidiaries has a contractual obligation with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. Section 3.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award, (iii) the grant date of each such Company Equity Award, (iv) the Company Stock Plan under which such Company Equity Award was granted, (v) the exercise price for each such Company Equity Award that is a Company Stock Option, and (vi) the expiration date of each such Company Equity Award that is a Company Stock Option. Other than the Company Equity Awards outstanding as of the date hereof and any Company Equity Awards granted after the date of this Agreement and on or prior to the Closing Date in compliance with this Agreement, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding. Neither Company nor any of its Subsidiaries is deferring interest payments with respect to any preferred trust securities or related debentures issued by it or any of its affiliates.

          (c)   Except for the trust preferred securities issued by a Company issuer Subsidiary, Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of Company's Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Company Subsidiaries that are insured depository institutions, as provided under

  12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

        3.3    Authority; No Violation.

          (a)   Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Company. Prior to the entry into this Agreement, the Board of Directors of Company has unanimously determined (i) that this Agreement and the Merger are fair to and in the best interests of Company and its shareholders, (ii) resolved to recommend that Company's shareholders adopt or approve this Agreement and the Merger (the "Company Recommendation"), (iii) approved this Agreement and the Merger and (iv) directed that this Agreement and the Merger be submitted to Company's shareholders for adoption or approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption or approval of this Agreement by the affirmative vote of the holders of two-thirds of the votes which all Company shareholders are entitled to cast on the matter (the "Requisite Company Vote"), no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or the rights of creditors generally and subject to general principles of equity (the "Enforceability Exceptions")).

          (b)   Neither the execution and delivery of this Agreement by Company nor the consummation by Company and its Subsidiaries of the transactions contemplated hereby, nor compliance by Company and its Subsidiaries with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or organizational documents of Company Bank or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

        3.4    Consents and Approvals.     Except for (i) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the "OCC") and approval of such applications, filings and notices, (iii) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (iv) the filing of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the "SEC") by Parent in connection with the transactions contemplated by this Agreement (the "S-4") and declaration of effectiveness of the S-4, (v) the filing of the Certificates of Merger with the Illinois Secretary pursuant to the IBCA and with the Maryland Department pursuant to the MGCL, (vi) the filing of the Bank Merger Certificates with applicable Regulatory Agencies, (vii) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (viii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a "Governmental Entity") are necessary in connection with (A) the execution and delivery by Company of this Agreement or (B) the consummation by Company or any of its Subsidiaries of the Merger and the other transactions contemplated hereby. As used in this Agreement, "SRO" means (i) any "self-regulatory organization" as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger, the Bank Merger and the other transactions contemplated hereby on a timely basis.

        3.5    Reports.     Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with (i) any state regulatory authority, (ii) the Federal Reserve Board, (iii) the FDIC, and (iv) any SRO ((i)-(iv), collectively "Regulatory Agencies"), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for examinations of Company and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2013. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries.

        3.6    Financial Statements.

          (a)   Copies of the following financial statements (including the related notes, where applicable) (the "Company Financial Statements") are attached as Section 3.6(a) of the Company Disclosure Schedule: (i) the audited consolidated balance sheets of Company and its Subsidiaries as of December 31, 2014 and December 31, 2013 and the related audited consolidated statements of income for the years ended December 31, 2014 and December 31, 2013 and (ii) the unaudited consolidated balance sheet of Company and its Subsidiaries as of September 30, 2015 (the "Balance Sheet"), and the related consolidated statement of income for the nine months ended September 30, 2015. The Company Financial Statements (A) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (C) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, since January 1, 2013, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

          (b)   Neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required to be reflected on a balance sheet (or notes thereto) prepared in accordance with GAAP, except (i) for those liabilities that are reflected or reserved against on the Balance Sheet (including any notes thereto) and (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby. None of Company or any of its Subsidiaries as a party to any material "off balance sheet arrangements" as defined in Item 303(a)(4) of Regulation S-K of the SEC.

          (c)   Company makes regular periodic evaluations of, and disclosure to Company's outside auditors and the audit committee of Company's Board of Directors, of (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Company's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting. No significant deficiencies, material weaknesses, or fraud has been disclosed by management to the Company's auditors or audit committee since January 1, 2013.

          (d)   Since January 1, 2013, neither Company nor any of its Subsidiaries, nor to the Company's knowledge, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries, has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, procedures, or methodologies (including with respect to loan loss and other reserves, write-downs, charge-offs and accruals), and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Board of Directors of Company or any committee thereof or to any director or officer of Company.

        3.7    Broker's Fees.     Neither Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement, other than Evercore Group, L.L.C. and Austin Associates, LLC and Investment Bank Services, Incorporated, in each case pursuant to an agreement a true and complete copy of which have been previously made available to Parent.

        3.8    Absence of Certain Changes or Events.

          (a)   Since December 31, 2014, no fact, change, event, occurrence, condition or development, alone or in combination with others, has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

          (b)   Since December 31, 2014 through the date hereof, except with respect to the transactions contemplated hereby or as contemplated by this Agreement, Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        3.9    Legal Proceedings.

          (a)   Neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to Company's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or officers in their capacity as directors or officers.

          (b)   There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger or Bank Merger, would apply to the Surviving Corporation or any of its Subsidiaries).

        3.10    Taxes and Tax Returns.

          (a)   Each of Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Company have never been audited by the Internal Revenue Service (the "IRS"). No deficiency with respect to Taxes has been proposed, asserted or assessed against Company or any of its Subsidiaries, which has not been settled or otherwise resolved. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of Company and its Subsidiaries or the assets of Company and its Subsidiaries. In the last six years, neither Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Company or any of its Subsidiaries was required to file any Tax Return with respect to Taxes that was not filed. Company has made available to Parent true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Company and its Subsidiaries). Neither Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (B) has any liability for the Taxes of any person (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the

  Code. Neither Company nor any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2). At no time during the past five years has Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date, in the case of (i), (iii), (iv) and (v), outside of the ordinary course of business.

          (b)   As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

          (c)   As used in this Agreement, the term "Tax Return" means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

        3.11    Employee Benefit Plans.

          (a)   Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, "Company Benefit Plans" means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, welfare, retiree welfare, supplemental retirement, severance, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or service provider (who is a natural person) of Company or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

          (b)   Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (D) the most recently prepared actuarial report for each Company Benefit Plan (if applicable), and (E) all material correspondence with any Governmental Entity relating to such Company Benefit Plan.

          (c)   Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

          (d)   Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "Company Qualified Plans"). The IRS has issued a favorable determination or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened in writing), and, to the knowledge of Company, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any Company Qualified Plan or the related trust.

          (e)   None of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), (iii) any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan") or (iv) any plan that provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Section 4980B of the Code). None of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, nor do any circumstances exist that could reasonably be expected to result in, any material liability (A) under Title IV or Section 302 of ERISA, (B) under Section 412, 430 or 4971 of the Code, (C) as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (E) under corresponding or similar provisions of foreign laws. For purposes of this Agreement, "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

          (f)    All material contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

          (g)   There are no pending or, to Company's knowledge, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Company's knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against any of the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, that could in any case reasonably be expected to result in any material liability of Company or any of its Subsidiaries to any Governmental Entity, any participant in a Company Benefit Plan, or any other party.

          (h)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider (who is a natural person) of Company or any of its Subsidiaries or result in any limitation on the right of Company, any of its Subsidiaries, or any successor in interest to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code. Neither Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Company or any of its Subsidiaries to establish or make any contributions to a rabbi trust or similar funding vehicle.

          (i)    No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

          (j)    None of Company and its Subsidiaries nor any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), that could subject any of the Company Benefit Plans or their related trusts, Company, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that Company or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

          (k)   Each Company Benefit Plan that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

          (l)    There are no pending or, to the knowledge of Company, threatened (in writing) material labor grievances or material unfair labor practice claims or charges against Company or any of its Subsidiaries, or any strikes or other material labor disputes against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Company and, to the knowledge of Company, there are no organizing efforts by any union or other group seeking to represent employees of Company or any of its Subsidiaries.

          (m)  Company and its Subsidiaries have complied in all material respects with all applicable laws regarding (i) employment, including employment practices, employee classification, labor relations, health and safety, wages, hours and terms and conditions of employment and fair labor standards and (ii) the payment and withholding of Taxes and other amounts in respect of their employment of current and former employees, officers, directors or other service providers of Company and its Subsidiaries, and, except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, none of Company or any of its Subsidiaries is liable for arrears of wages, Taxes, penalties or other sums for failure to comply with such applicable laws.

        3.12    Compliance with Applicable Law.

          (a)   Company and each of its Subsidiaries hold, and have at all times since January 1, 2013 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith) and to the knowledge of Company no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Company or any of its Subsidiaries, including (to the extent applicable to Company or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the

  Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has received a Community Reinvestment Act rating of "satisfactory" or better on its most recently completed exam.

          (b)   Without limitation, since January 1, 2013, none of Company, or its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries; (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law; (iv) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries; or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

          (c)   Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law, in all material respects. None of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account in all material respects. Since January 1, 2013, none of Company or any of its Subsidiaries has received notice of any failure to properly administer any material accounts for which it acts as a fiduciary.

        3.13    Certain Contracts.

          (a)   Except as set forth in Section 3.11(a) of the Company Disclosure Schedule with respect to any Company Benefit Plan or 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):

              (i)  that is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC),

             (ii)  that contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Company or any of its Subsidiaries or upon consummation of the Merger or Bank Merger will restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any line of business or engage in business in any geographic area,

            (iii)  with or to a labor union or guild (including any collective bargaining agreement),

            (iv)  that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or its Subsidiaries,

             (v)  that relates to the acquisition or disposition of any assets or business for a purchase price in excess of $200,000 (whether by merger, sale of securities, sale of assets or otherwise),

            (vi)  that involves or requires payment by the Company and/or any of its Subsidiaries of more than $100,000 in any 12 month period or $500,000 in the aggregate or relates to the leasing of real property (other than any such contracts which are terminable by Company or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice),

           (vii)  that relates to the incurrence of indebtedness by Company or any of its Subsidiaries in the amount in excess of $200,000 and which cannot be prepaid without penalty or premium, including any sale and leaseback transactions, capitalized leases and other similar financing transactions,

          (viii)  with respect to the performance by Company or any of its Subsidiaries of loan servicing with any obligations that are material to Company or any of its Subsidiaries,

            (ix)  that obligates Company or any of its Subsidiaries to indemnify or hold harmless any person (other than directors and officers under the organizational documents of Company or any of its Subsidiaries and any such obligations that are immaterial to Company and its Subsidiaries, taken as a whole),

             (x)  that obligates Company or any of its Subsidiaries to conduct business with any third party on a preferred or exclusive basis or which contains "most favored nation" or similar covenants,

            (xi)  that is a settlement agreement, other than immaterial releases entered into in the ordinary course of business with former employees or service provides of Company or any of its Subsidiaries in connection with their cessation of service, or

           (xii)  that is a material joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with a third party, or relates to the formation, creation or operation, management or control of any material joint venture, partnership or limited liability company with any third party, or

          (xiii)  which, upon the execution or delivery of this Agreement, obtaining the Requisite Company Vote, or the consummation of any of the transactions contemplated by this Agreement will (either alone or upon the termination of such Contract by the counterparty thereto pursuant to a termination right that is applicable as a result of the foregoing) result in any material payment (whether of severance pay or otherwise) becoming due from Company, the Surviving Corporation or any of their respective Subsidiaries to any person who prior to the Effective Time was an officer, employee or service provider of Company or any of its Subsidiaries.

  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a "Company Contract".

          (b)   In each case, except as would not reasonably be expected individually or in the aggregate to be material to Company and its Subsidiaries, taken as a whole, (i) each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract, (iii) to Company's knowledge each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Company or any of its Subsidiaries under any such Company Contract.

          (c)   In each case, except as would not reasonably be expected individually or in the aggregate to be material to Company or any of its Significant Subsidiaries, there are no disputes pending, or to Company's knowledge, threatened with respect to any Company Contract and neither Company nor any of its Subsidiaries has since January 1, 2013 received written notice of the intention of any other party to a Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to Company's knowledge, is such party threatening to do so.

        3.14    Agreements with Regulatory Agencies.     Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any board resolutions, policies or procedures at the request or suggestion of any Regulatory Agency or other Governmental Entity that by its terms currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a "Company Regulatory Agreement"), nor has Company or any of its Subsidiaries been advised in writing since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

        3.15    Risk Management Instruments.     All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company, any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms except as may be limited by the Enforceability Exceptions. Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company's knowledge, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

        3.16    Environmental Matters.

          (a)   Except as would not reasonably be expected individually or in the aggregate to be material to Company or any of its Subsidiaries, Company and its Subsidiaries are in compliance, and since January 1, 2013 have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, "Environmental Laws"). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to Company's knowledge, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Company or any of its

  Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or, to Company's knowledge, threatened against Company or any of its Subsidiaries. To Company's knowledge, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that could impose any material liability or obligation on Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or third party imposing any material liability or obligation with respect to the foregoing. To Company's knowledge, no hazardous substance is present at, on, in or under any property currently or formerly owned or leased by Company or its Subsidiaries, other than hazardous substances used in Company's or a Subsidiary's ordinary course of business which are kept in insignificant quantities and in compliance with Environmental Laws. Neither Company nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to any material liability of any other person relating to any Environmental Law or concerning hazardous substances. To Company's knowledge, no property on which it or any of its Subsidiaries holds a Lien is in material violation of any Environmental Law and no condition exists or event has occurred with respect to such property that, with notice or the passage of time, or both, is reasonably likely to result in a material liability under Environmental Laws.

          (b)   Company has previously made available to Parent copies of all studies, audits, assessments or other similar documents (including any Phase I or Phase II reports), concerning compliance with, or liability or obligations under, any Environmental Laws affecting Company or any of its Subsidiaries, to the extent such documents are in the possession or under the reasonable control of Company and its Subsidiaries.

        3.17    Investment Securities and Commodities.

          (a)   Each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries. Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

          (b)   Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Company has made available to Parent the material terms of such policies, practices and procedures.

        3.18    Real Property.     Company or a Company Subsidiary (a) has good and marketable title to all real property reflected in the Balance Sheet as being owned by Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "Company Owned Properties"), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, "Permitted Encumbrances"), and (b) is the lessee of all leasehold estates reflected in the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2014 (or notes thereto) or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the "Company Leased Properties" and, collectively with the Company Owned Properties, the "Company Real Property"), free and clear of all Liens of any nature whatsoever, except for

Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Company's knowledge, the lessor. To Company's knowledge, there is no purchase right, purchase option, right of first refusal or first offer with respect to any Company Owned Properties or any portion thereof. There are no pending or, to Company's knowledge, threatened condemnation proceedings against any Company Owned Properties.

        3.19    Intellectual Property.     Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens other than Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected individually or in the aggregate to be material to Company and its Subsidiaries, taken as a whole: (a) to Company's knowledge, the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person; (b) the use of any Intellectual Property by Company and its Subsidiaries is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property; (c) since January 1, 2013 no person has asserted in writing to Company or any of its Subsidiaries that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (d) to Company's knowledge, no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Company or its Subsidiaries; and (e) since January 1, 2013, neither Company nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any of its Subsidiaries. For purposes of this Agreement, "Intellectual Property" means: trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; copyrights whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

        3.20    Related Party Transactions.     There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of Company) on the other hand, except those of a type that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

        3.21    State Takeover Laws.     The Board of Directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby Chapter 25 of the IBCA and any similar "moratorium," "control share," "fair price," "takeover" or "interested shareholder" law (any such laws, "Takeover Statutes"). No Takeover Statues will by their terms prohibit or restrict, or impair the consummation of the Merger on the terms set forth in this Agreement.

        3.22    Reorganization.     Company has not taken any action and is not aware of any fact or circumstance that could reasonably be likely to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        3.23    Opinion.     Prior to the execution of this Agreement, Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Evercore Group, L.L.C., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

        3.24    Company Information.     The information relating to Company and its Subsidiaries that is provided by Company for inclusion in (a) the proxy statement relating to the Company Meeting (the "Proxy Statement"), on the date it (or any amendment or supplement thereto) is first mailed to holders of the capital stock of Company or at the time of the Company Meeting, (b) in the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Company incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

        3.25    Loan Portfolio.

          (a)   As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") in which Company or any Subsidiary of Company is a creditor which as of September 30, 2015, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of September 30, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or principal shareholder of Company or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215) or, to Company's knowledge, any affiliate of the foregoing. Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.25(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (A) all of the Loans of Company and its Subsidiaries that, as of September 30, 2015 had an outstanding balance of $250,000 or more and were classified by Company as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, (B) all assets with a book value as of September 30, 2015 in excess of $250,000 classified by Company and its Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure; (C) all Loans (including participations) that have been accelerated by Company or any of its Subsidiaries during the past twelve months and (D) all Loan commitments or lines of credit of Company or any of its Subsidiaries that have been terminated in the past twelve months by reason of a default or adverse development in the condition of the borrower or other events or circumstances affecting the credit of the borrower.

          (b)   Section 3.25(b) of the Company Disclosure Schedule sets forth a listing, as of September 30, 2015, by account of: (i) all written notifications to Company or any of its Subsidiaries during the past twelve months asserting any "lender liability" or similar claim or deficiencies in servicing, and (ii) all Loans, where, during the past twelve months, the interest rate terms have been reduced and/or the maturity dates have been extended due to concerns regarding the borrower's ability to pay in accordance with the terms previously in effect.

          (c)   To Company's knowledge, each outstanding Loan of Company and its Subsidiaries (i) is evidenced in all material respects by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured in all material respects by valid Liens, which have been perfected and (iii) is in all material respects the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

          (d)   To Company's knowledge, each outstanding Loan of Company and its Subsidiaries (including Loans held for resale to investors) was originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

          (e)   None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

          (f)    All Loans that have been made by Company or any of its Subsidiaries that are subject to Section 22(h) of the Federal Reserve Act, as amended, or to Regulation O of the Federal Reserve Board (12 C.F.R., Part 215) comply therewith in all material respects.

        3.26    Insurance.     Except as would not reasonably be expected, either individually or in the aggregate, to be material to Company and its Subsidiaries, taken as a whole, Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and neither Company nor any its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, and each such policy is outstanding and in full force and effect.

        3.27    No Other Representations or Warranties.

          (a)   Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties.

          (b)   Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

        Except as disclosed in the disclosure schedule delivered by Parent to Company concurrently herewith (the "Parent Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Parent hereby represents and warrants to Company as follows:

        4.1    Corporate Organization.

          (a)   Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the BHC Act that has elected to be treated as financial holding company under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Articles and Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to Company, are in full force and effect and Parent is not in material violation of any of the provisions thereof.

          (b)   Each Subsidiary of Parent (a "Parent Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to Parent's knowledge, threatened. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Parent as of the date hereof. True and complete copies of the organizational documents of each Parent Subsidiary, as in effect on the date of this Agreement, have previously been made available by Parent to Company, are in full force and effect. Parent Bank is not in material violation of any of the provisions of its organizational documents.

        4.2    Capitalization.

          (a)   The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this

  Agreement, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding, other than (i) 73,776,196 shares of Parent Common Stock issued and outstanding, including 783,627 shares of Parent Common Stock granted in respect of outstanding awards of restricted Parent Common Stock under a Parent Stock Plan (as defined below) (a "Parent Restricted Stock Award"), (ii) 1,788,978 shares of Parent Common Stock held in treasury, (iii) 2,265,381 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Parent Common Stock granted under a Parent Stock Plan ("Parent Stock Options"), (iv) 309,542 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Parent Common Stock granted under a Parent Stock Plan ("Parent Restricted Stock Unit Award"), assuming the maximum level of performance, (v) 7,038 shares of common stock reserved for issuance upon settlement of director stock units ("Parent Director Stock Units"), (vi) 5,086,333 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Parent Stock Plans and (vii) 4,000,000 shares of preferred stock, par value $ $0.01 issued and outstanding. As used herein, the "Parent Stock Plans" shall mean all employee and director equity incentive plans of Parent in effect as of the date of this Agreement and agreements for equity awards in respect of Parent Common Stock granted by Parent under the inducement grant exception. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote are issued or outstanding. Except as set forth in the most recent Annual Report on Form 10-K filed by Parent, as of the date of this Agreement, no trust preferred or subordinated debt securities of Parent are issued or outstanding. Other than Parent Stock Options, Parent Restricted Stock Unit Awards and Parent Director Stock Units issued prior to the date of this Agreement and the issuance of Parent Common Stock pursuant to Parent's dividend reinvestment and stock plan, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

          (b)   There are no voting trusts, shareholder agreements, proxies or other agreements in effect with pursuant to which Parent or any of its Subsidiaries has a contractual obligation to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

          (c)   Except for the trust preferred securities issued by a Parent issuer Subsidiary and minority interests in Cedar Hill Associates, LLC, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

        4.3    Authority; No Violation.

          (a)   Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Parent. The Board of Directors

  of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders. No other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock and Parent preferred stock (if applicable) to be issued in the Merger have been (or will be) validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

          (b)   Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent and its Subsidiaries of the transactions contemplated hereby, nor compliance by Parent and its Subsidiaries with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles or the Parent Bylaws or organizational documents of Parent Bank, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

        4.4    Consents and Approvals.     Except for (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the OCC and approval of such applications, filings and notices, (iii) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (iv) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (v) the filing of the Certificates of Merger with the Illinois Secretary pursuant to the IBCA and the Maryland Department pursuant to the MGCL, (vi) the filing of the Bank Merger Certificates with applicable Regulatory Agencies, (vii) the filing of any notices or other filings under the HSR Act and viii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent of this Agreement or (B) the consummation by Parent or any of its Subsidiaries of the Merger and the other transactions contemplated hereby. As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger the Bank Merger and the other transactions contemplated hereby on a timely basis.

        4.5    Reports.

          (a)   Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for examinations of Parent and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2013. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries.

          (b)   An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2013 (the "Parent SEC Reports") is publicly available. No such Parent SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Parent SEC Reports.

        4.6    Financial Statements.

          (a)   The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, since January 1, 2013, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

          (b)   Neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required to be reflected on a balance sheet (or notes thereto) prepared in accordance with GAAP, except

  (i) for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto), and (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015 or in connection with transactions for which the consent of Company is not required under Section 5.3. None of Parent or any of its Subsidiaries is a party to any material "off balance sheet arrangements" as defined in Item 303(a)(4) of Regulation S-K of the SEC.

          (c)   Parent makes regular periodic evaluations of, and disclosure to Parent's outside auditors and the audit committee of Parent's Board of Directors, of ((i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal controls over financial reporting. No significant deficiencies, material weaknesses or fraud has been disclosed by management to Parent's auditors or audit committee since January 1, 2013.

          (d)   Since January 1, 2013, neither Parent nor any of its Subsidiaries, nor to the Parent's knowledge, any director, officer, auditor or accountant of it or any of its Subsidiaries, has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, procedures, or methodologies (including with respect to loan loss and other reserves, write-downs, charge-offs and accruals), and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

        4.7    Broker's Fees.     Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O'Neill + Partners, L.P.

        4.8    Absence of Certain Changes or Events.

          (a)   Since December 31, 2014, no fact, change, event, occurrence, condition or development, alone or in combination with others, has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

          (b)   Since December 31, 2014 through the date hereof, except with respect to the transactions that are not material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have carried on their respective businesses in the ordinary course.

        4.9    Legal Proceedings.

          (a)   Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or officers in their capacities as directors or officers.

          (b)   There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger or Bank Merger, would apply to Parent or any of its Subsidiaries).

        4.10    Compliance with Applicable Law.

          (a)   Parent and each of its Subsidiaries hold, and have at all times since January 1, 2013 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and to the knowledge of Parent, no suspension or cancellation or any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, law, statute, order, rule or regulation of any Governmental Entity applicable to Parent or any of its Subsidiaries, including (to the extent applicable to Parent or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of Parent's Subsidiaries that is an insured depository institution has received a Community Reinvestment Act rating of "satisfactory" or better on its most recently completed exam.

          (b)   Without limitation, since January 1, 2013, none of Parent, or its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law; (iv) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries; or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

          (c)   Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or of any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account. The accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account in all material respects. Since January 1, 2013, none of Company or any of its Subsidiaries has received notice of any failure to properly administer any accounts for which it acts as a fiduciary.

        4.11    Certain Contracts.

          (a)   Each contract, arrangement, commitment or understanding (whether written or oral) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a "Parent Contract"), and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of any Parent Contract by any of the other parties thereto which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

          (b)   In each case, except as would not reasonably be expected individually or in the aggregate to be material to Parent and its Subsidiaries, taken as a whole, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Parent Contract, (iii) to Parent's knowledge each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it to date under such Parent Contract; and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

        4.12    Agreements with Regulatory Agencies.     Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a "Parent Regulatory Agreement"), nor has Parent or any of its Subsidiaries been advised since January 1, 2013 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

        4.13    Related Party Transactions.     There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, except loans, deposits and other ordinary course banking relationships and those of a type that would be required to be reported pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

        4.14    Reorganization.     Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be likely to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        4.15    Parent Information.     The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in (a) the Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock or at the time of the Company Meeting, (b) in the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

        4.16    Financing.     Parent has, and will have available to it at all times prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.

        4.17    No Other Representations or Warranties.

          (a)   Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.

          (b)   Parent acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1    Conduct of Business of Company Prior to the Effective Time.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, required by law or as consented to in writing by Parent, (a) Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, assets, employees and relationships with regulators, customers, employees and vendors, and (b) each of Parent and Company shall and shall cause their respective Subsidiaries to take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

        5.2    Company Forbearances.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld under clauses (e), (f), (g), (i), (l), (m), (n), (o), (p) or (q)):

          (a)   incur any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly owned Subsidiaries to Company or any of its Subsidiaries or other indebtedness incurred in the ordinary course of business that can be prepaid at any time without penalty or premium), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any Subsidiary of Company);

          (b)    (i)  adjust, split, combine or reclassify any capital stock;

             (ii)  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular distributions on Company's outstanding trust preferred securities or other dividends paid by any of the Subsidiaries of Company so long as such dividends are only paid to Company or any of its other wholly owned Subsidiaries, (B) dividends paid by any of the Subsidiaries of Company to Company or any of its wholly owned Subsidiaries, (C) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any, in each case in accordance with past practice and the terms of the applicable award agreements or (D) required dividends or other distributions on any series of preferred stock of Company (including the Series D Preferred Stock) pursuant to the applicable certificate of designations);

            (iii)  grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

            (iv)  issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except for the issuance of shares upon the exercise of Company Stock Options outstanding on the date hereof, the vesting or settlement of Company Equity Awards outstanding on the date hereof (and dividend equivalents thereon, if any) or the conversion of any preferred stock of Company outstanding on the date hereof pursuant to the applicable certificate of designations;

          (c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than a wholly owned Subsidiary except in the ordinary course of business consistent with past practice, or cancel, release or assign any material indebtedness to any person or any claims held by any person;

          (d)   acquire (but excluding by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any business or person, or make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, other than in a wholly owned Subsidiary of Company;

          (e)   (i) terminate, amend, or waive any material provision of, any Company Contract, other than normal renewals in the ordinary course of business for one year or less, or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement unless (A) it can be terminated by Company or a Company Subsidiary on 60 days or less written notice without any required payment or other conditions, other than the condition of notice or (B) the failure to enter into such contract would result in Company breaching any of its obligations under this Agreement, including Section 5.1, or applicable law;

          (f)    except as required by applicable law (including for this purpose, if applicable, in order to avoid Tax penalties under Section 409A of the Code) or permitted pursuant to any Company Plan, (i) enter into, adopt or terminate any Company Benefit Plan, (ii) amend any Company Benefit Plan, other than amendments in the ordinary course of business, consistent with past practice, that do not materially increase the cost to the Company or its Subsidiaries of maintaining such Company Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or other service provider, except for annual base salary or wage increases for officers and other employees in the ordinary course of business, consistent with past practice, that do not exceed four percent (4%) of their aggregate base salaries and wage rates in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for determining performance under annual and quarterly bonus programs in effect on the date hereof and paying out such bonuses in the ordinary course of business consistent with past practice; (v) terminate the employment of any officer whose annual base compensation is greater than $200,000, other than for cause, or (vi) hire any officer or employee whose annual base compensation is greater than $200,000;

          (g)   settle any material claim, suit, action or proceeding, except in the ordinary course of business, in an amount and for consideration not in excess of $100,000 individually or $500,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

          (h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code;

          (i)    amend the Company Articles, Company Bylaws or comparable governing documents of its "Significant Subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

          (j)    materially restructure or make any material changes to its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

          (k)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

          (l)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Regulatory Agency;

          (m)  (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity; or (ii) make any loans or extensions except in the ordinary course of business consistent with practice and in accordance with the credit policies previously made available by Company to Parent; provided, however, in the case of the foregoing clause (ii) that Company shall make available to Parent (through Parent's Chief Credit Officer, Chief Executive Officer or such other representative as may be designated by Parent) the loan write-up of its loan committee, prior to approving any Loan or issuing a commitment (or renewing or extending an existing commitment) that requires approval by Company's loan committee or board of directors;

          (n)   make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, or servicing Loans in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

          (o)   except for emergency repairs and replacements or as a result of events of casualty, make, or commit to make, any capital expenditures other than as contemplated by the capital expenditures budget made available to Parent prior to the date hereof;

          (p)   make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

          (q)   make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility or acquire or sell or agree to acquire or sell any branch office, any deposit liabilities or any servicing rights;

          (r)   take any knowing or willful action that is intended or may reasonably be expected to result in any of Company's representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied or in a Requisite Regulatory Approval not being obtained; or

          (s)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

        5.3    Parent Forbearances.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld):

          (a)   amend the Parent Articles or the Parent Bylaws in a manner that would materially and adversely affect the holders of capital stock of Company, or adversely affect the holders of capital stock of Company relative to other holders of Parent Common Stock;

          (b)   adjust, split, combine or reclassify any capital stock of Parent;

          (c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

          (d)   make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Parent, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

          (e)   merge or consolidate Parent or any of its Significant Subsidiaries with any other person where Parent or its Significant Subsidiary, as applicable, is not the surviving person, or restructure, reorganize or completely or partially liquidate or dissolve Parent or Parent Bank;

          (f)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code;

          (g)   take any knowing or willful action that is intended or may reasonably be expected to result in any of Parent's representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied, the satisfaction of any such conditions being materially delayed or in a Requisite Regulatory Approval not being obtained; or

          (h)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Regulatory Matters.

          (a)   The parties agree to jointly prepare as promptly as reasonably practical after the date hereof the Proxy Statement and S-4. The parties agree to cooperate in the preparation of the S-4 and Proxy Statement. Parent and Company each agree to use all reasonable best efforts to cause the S-4 to be filed with the SEC no later than forty-five (45) calendar days after the date of this Agreement. Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter promptly mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

          (b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than fifty (50) calendar days after the date of this Agreement, Parent and Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. Parent and Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals). Parent and Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Company or Parent, as the case may be, and any of their respective

  Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications (other than confidential portions thereof) and all non-confidential correspondence relating thereto prior to filing. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement, and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

          (c)   Notwithstanding the foregoing, nothing contained in this Section 6.1 shall be deemed to require Parent or its Subsidiaries to (and without the prior written consent of the other party, neither party and its Subsidiaries shall) take any action, or agree to any conditions or restrictions, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to, individually or in the aggregate, materially impair or materially adversely affect the Surviving Corporation and its Subsidiaries, taken as a whole, or their operations, business or condition (financial or otherwise), after giving effect to the Merger (measured on a scale relative to Company and its Subsidiaries, taken as a whole) ("Materially Burdensome Condition").

          (d)   Parent and Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Parent and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Parent and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement.

          (e)   Parent and Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

        6.2    Access to Information.

          (a)   Upon reasonable notice and subject to applicable laws, each of Parent and Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, each of Parent and Company shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party's regular business operations during any such access. Neither Parent nor Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent's or Company's, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b)   Each of Parent and Company shall hold all information furnished by or on behalf of the other party or any of such party's Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 9, 2015, between Parent and Company (the "Confidentiality Agreement").

          (c)   No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        6.3    Company Shareholder Approval.     Company shall take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to convene a meeting of its shareholders (the "Company Meeting") to be held as soon as reasonably practicable after the S-4 is declared effective (but not later than 45 days after the S-4 is declared effective) for the purpose of obtaining the Requisite Company Vote, and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement. The Board of Directors of Company shall use its reasonable best efforts to obtain from the shareholders of Company the Requisite Company Vote, including maintaining the Company Recommendation in all communications with shareholders of the Company. However, if Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that there would be a substantial likelihood that continuing to recommend this Agreement would result in a violation of its fiduciary duties under applicable law, then in submitting this Agreement to its shareholders, the Board of Directors of Company may withhold or withdraw or modify in a manner adverse to Parent its recommendation that Company's shareholders approve this Agreement or submit this Agreement to its shareholders without recommendation

(although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended) (any such withholding, withdrawal or modification, an "Adverse Change in Company Recommendation"), in which event the Board of Directors of Company may communicate the basis for its lack of a recommendation to its shareholders, including in the Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Board of Directors of Company may not take any actions under this sentence unless it gives Parent at least five (5) business days prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and takes into account any amendment or modification to this Agreement proposed by Parent during such five (5) business day period. Company agrees that fluctuations or changes in the trading price of Parent Common Stock shall not be taken into account or form the basis, in whole or in part, for the determination of an Adverse Change in Company Recommendation. Nothing in this Agreement shall be interpreted to excuse Company or its Board of Directors from complying with its obligation to submit this Agreement to its shareholders at the Company Meeting and neither Company nor its Board of Directors shall submit to vote of its shareholders any Acquisition Proposal, other than the Merger unless this Agreement shall have first been terminated.

        6.4    No Solicitation.

          (a)   Company shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, "Representatives") not to (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, prior to receipt of the Requisite Company Vote, in the event Company receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries' Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions if that its Board of Directors concludes in good faith that (x) such Acquisition Proposal could result in a Superior Proposal or (y) there would be a reasonable likelihood that failure to take such actions would result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Company shall have provided such information to Parent, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement.

          (b)   As used in this Agreement, "Acquisition Proposal" shall mean, other than the transactions contemplated by this Agreement, any offer or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Company and its Subsidiaries or 25% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning more than 25% of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange or other business combination involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

          (c)   As used in this Agreement, "Superior Proposal" shall mean any Acquisition Proposal that the Board of Directors of Company concludes in good faith to be more favorable to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors, (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that for purposes of the definition of "Superior Proposal," the references to "25%" in the definition of Acquisition Proposal shall be deemed to be references to "50%."

          (d)   Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Parent with respect to any Acquisition Proposal. Company will promptly, following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, advise Parent of the material terms thereof (including the identity of the person making such Acquisition Proposal), and will keep Parent reasonably apprised of any related developments, discussions and negotiations and the status and terms thereof on a current basis. Without limiting the foregoing, Company shall promptly notify Parent after it enters into discussions or negotiations with another person regarding an Acquisition Proposal, executes and delivers a confidentiality agreement with another person in connection with an Acquisition Proposal, or provides nonpublic information or data to another person in connection with an Acquisition Proposal.

        6.5    Legal Conditions to Merger.     Subject in all respects to Section 6.1 of this Agreement, each of Parent and Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

        6.6    Stock Exchange Listing.     Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

        6.7    Employee Matters.

          (a)   Parent shall, or shall cause its applicable Subsidiary to, provide each employee of Company and its Subsidiaries as of the Effective Time while employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) (collectively, the "Continuing Employees") with (i) during the period commencing at the Effective Time and ending on the first anniversary thereof, (A) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time and (B) any Company-provided car or car expense allowance on the same terms and conditions as in effect immediately prior to the Effective Time and (ii) during the period commencing at the Effective Time and ending on December 31, 2016, (A) an annual or quarterly bonus opportunity, as applicable, which is no less favorable than that provided by Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time (it being understood that Parent shall, or shall cause its applicable Subsidiary to maintain, without amendment, the annual and quarterly bonus plans and programs in effect with respect to the Continuing Employees immediately prior to the Effective Time through December 31, 2016 and that all determinations of the achievement of performance goals under such plans and programs in respect of calendar year 2016 and any calendar quarter in 2016 that ends after the Effective Time will be determined in accordance with the terms of such plans and programs) and (B) all other compensation and employee benefits to such Continuing Employee (but without duplication) that are no less favorable than those provided by Parent and its Subsidiaries to their similarly situated employees (it being understood that a Continuing Employee's continued participation in compensation and benefit plans of the Company or applicable Subsidiary shall be deemed to satisfy this clause (B)). During the period commencing at the Effective Time and ending on the first anniversary thereof, Parent or its Subsidiaries shall provide severance payments and benefits to each Continuing Employee whose employment is terminated other than for Cause (as defined in Section 6.7(a) of the Company Disclosure Schedule) or due to a Constructive Termination (as defined in Section 6.7(a) of the Company Disclosure Schedule) that are no less favorable than the severance payments and benefits set forth in Section 6.7(a) of the Company Disclosure Schedule without amendment following the Effective Time (the "Company Severance Policy"), based on such Continuing Employee's title with Company immediately prior to the Effective Time. The foregoing severance provisions shall not apply to any Continuing Employee who has received or is entitled to receive contractual severance payments or benefits pursuant to a written agreement between such Continuing Employee and the Company or one of its Subsidiaries.

          (b)   With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the "New Plans"), Parent shall or shall cause its applicable Subsidiary to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance, deductibles or expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of benefit accrual under any defined benefit pension plan, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

          (c)   Parent shall, or shall cause its applicable Subsidiary to, assume and honor all Company Benefit Plans in accordance with their terms (including with respect to amendment and termination). Parent hereby acknowledges that a "change in control" (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time. Parent shall take all necessary actions to effectuate the provisions of Section 6.7(a) and Section 6.7(c) of the Company Disclosure Schedule.

          (d)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company

  Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        6.8    Indemnification; Directors' and Officers' Insurance.

          (a)   For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (collectively, the "Company Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actions, suits, claims or proceedings, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Company or any of its Subsidiaries, as the case may be, would have been permitted under their respective organizational documents in effect on the date of this Agreement, subject to limitations imposed by applicable law and Regulatory Agencies, to indemnify such Company Indemnified Party (including the advancing of expenses as incurred to the fullest extent permitted under applicable law); provided, the Company Indemnified Party to whom such expenses are advanced provides an undertaking to the Surviving Corporation to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.

          (b)   Company shall purchase prior to the Closing, and following the Closing Parent shall cause to be maintained in effect until the expiration thereof, a six (6) year prepaid directors' and officers' liability insurance "tail policy" that provides directors' and officers' liability insurance covering those individuals who are currently covered by the Company's directors' and officers' liability insurance policies (true, correct and complete copies of which have been heretofore delivered to Parent) with coverage no less favorable, as a whole, than the terms of such current insurance coverage with respect to claims arising from or related to facts or events which occurred at or prior to the Effective Time.

          (c)   The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8. For the avoidance of doubt, to the extent required by any agreement previously entered into by Company in connection with a merger, acquisition or other business combination, the provisions of this Section 6.8 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by Company or any of its Subsidiaries.

          (d)   The obligations of the Surviving Corporation, Parent and Company under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party.

        6.9    Additional Agreements.     In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or Bank Merger, as applicable, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

        6.10    Notice of Changes

          (a)   Parent and Company shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

          (b)   Parent and Company shall each promptly advise the other party of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement or (ii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. Company shall promptly notify Parent of any notice or other communication from any party to any Company Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement.

        6.11    Corporate Governance.     Parent shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Board of Directors of Parent shall be increased by one and Robert L. Riter shall be appointed as a director of Parent.

        6.12    Public Announcements.     Except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange, Company and Parent agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

        6.13    Takeover Statutes.     Neither Parent nor Company shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Parent and Company shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

        6.14    Assumption of Company Debt.     Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of Company's outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

        6.15    No Control of Other Party's Business.     Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

        6.16    Transaction Litigation.     Company shall give Parent the opportunity to participate, at Parent's expense, in Company's defense or settlement of any shareholder litigation against Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

        7.1    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a)    Shareholder Approval.    This Agreement shall have been adopted by the shareholders of Company by the Requisite Company Vote.

          (b)    Stock Exchange Listing.    The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

          (c)    S-4.    The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

          (d)    No Injunctions or Restraints; Illegality.    No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.

          (e)    Regulatory Approval.    All regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board and the OCC and under the HSR Act and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger or the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Company or the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

          (f)    No Burdensome Condition.    The consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall not result in any Materially Burdensome Condition.

        7.2    Conditions to Obligations of Parent.     The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Company set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis in effect in the context of Section 3.2(a)) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Company set forth in Sections 3.1(a), 3.1(b), 3.2 (other than 3.2(a)), 3.3(a), 3.7 and 3.21 (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company or the Surviving Corporation. Parent shall have received a certificate signed on behalf of Company by an officer of Company to the foregoing effect.

          (b)    Performance of Obligations of Company.    Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Company by an officer of Company to such effect.

          (c)    Federal Tax Opinion.    Parent shall have received the opinion of Silver, Freedman, Taff & Tiernan LLP in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and Company, reasonably satisfactory in form and substance to such counsel.

          (d)    Series F Preferred Stock.    The elections of all holders of Series F Preferred Stock made prior to the date hereof to receive the Merger Consideration payable in the Merger to shares of Company Common Stock in respect of such shares of Series F Preferred Stock shall be in full force and effect as of the Closing.

        7.3    Conditions to Obligations of Company.     The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time, of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Parent set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis in effect in the context of Section 4.2(a)) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(b), 4.2 (other than 4.2(a)) and 4.3(a)(in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. Company shall have received a certificate signed on behalf of Parent by an officer of Parent to the foregoing effect.

          (b)    Performance of Obligations of Parent.    Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

          (c)    Federal Tax Opinion.    Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

        8.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of Company:

          (a)   by mutual consent of Parent and Company in a written instrument;

          (b)   by either Parent or Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (c)   by either Parent or Company if the Merger shall not have been consummated on or before the one (1) year anniversary of the date of this Agreement (the "Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d)   by either Parent or Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Company, in the case of a termination by Parent, or Parent, in the case of a termination by Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 or Section 7.2(d), as the case may be, and which is not cured within the earlier of the Termination Date and 45 days following written notice to Company, in the case of a termination by Parent, or Parent, in the case of a termination by Company, or by its nature or timing cannot be cured during such period;

          (e)   by Parent, prior to such time as the Requisite Company Vote is obtained, in the event of an Adverse Change in Company Recommendation or if Company shall have materially breached its obligations under Section 6.3 or 6.4; or

          (f)    by either Parent or Company if the Requisite Company Vote shall not have been obtained at the Company Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

        8.2    Effect of Termination.

          (a)   In the event of termination of this Agreement by either Parent or Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 3.3(a), 3.7, 4.3(a), 4.7, 6.2(b), this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement occurring prior to termination (in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity).

          (b)   (i) In the event that (A) after the date of this Agreement a bona fide Acquisition Proposal shall have been made known to senior management of Company or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Company and (B) thereafter this Agreement is terminated (1) by either Parent or Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained or (2) by either Parent or Company pursuant to Section 8.1(f), and (C) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $16,000,000 (the "Termination Fee"); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to "25%" shall instead refer to "50%".

             (ii)  In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then Company shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event, within three (3) business days thereafter).

          (c)   Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by Company under Section 8.2(b) shall be equal to the Termination Fee.

          (d)   Each of Parent and Company acknowledges that the agreements contained in Section 8.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Company fails to timely pay the amount due pursuant to Section 8.2(b), then (i) Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable attorney's fees) incurred in the collection of said overdue amount and (ii) Company shall pay Parent interest on such overdue amount to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date the payment was required to be made. The amounts payable by Company pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and shall be the sole monetary remedy of Parent in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

        9.1    Nonsurvival of Representations, Warranties and Agreements.     None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement or the Confidentiality Agreement shall survive the Effective Time, except for Section 6.8 herein and for those other covenants and agreements contained herein which by their terms apply or are to be performed in whole or in part after the Effective Time.

        9.2    Amendment.     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Company; provided, however, that after the adoption or approval of this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

        9.3    Extension; Waiver.     At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption or approval of this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        9.4    Expenses.     Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement all filing and other fees paid to the SEC in connection with the Merger, which shall be borne by Parent, (ii) with respect to costs and expenses of all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Parent and (iii) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

        9.5    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation of receipt, (b) on the date delivered by an express courier or (c) on the date delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

          (a)   if to Company, to:

      American Chartered Bancorp, Inc.
      20 North Martingale Road
      Schaumburg, Illinois 60173
      Attention:    Robert L. Riter
      Facsimile:     (847) 330-6578

      With a copy (which shall not constitute notice) to:

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, NY 10019
      Attention:    Matthew M. Guest
      Facsimile:     (212) 403-2000

    and

          (b)   if to Parent, to:

      MB Financial, Inc.
      6111 N. River Road Rosemont,
      Illinois 60018
      Attention:    Mitchell Feiger or Jill York
      Facsimile:     (847) 653-0080

      With a copy (which shall not constitute notice) to:

      Silver, Freedman, Taff & Tiernan LLP
      3299 K Street N.W.
      Suite 100
      Washington, D.C.20007
      Attention:    Barry P. Taff
      Facsimile:     (202) 337-5502

        9.6    Interpretation.     The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." References to "the date hereof" shall mean the date of this Agreement. As used in this Agreement, the "knowledge" of Company means the actual knowledge of any of the officers of Company listed on Section 9.6 of the Company Disclosure Schedule, and the "knowledge" of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) "business day" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Chicago, Illinois are authorized by law or executive order to be closed, (ii) the term "person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an "affiliate" of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term "made available" means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to "dollars" or "$" in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

        9.7    Counterparts.     This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.8    Entire Agreement.     This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        9.9    Governing Law; Jurisdiction.

          (a)   This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of Company shall be subject to the laws of the State of Illinois).

          (b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the "Chosen Courts"), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the

  Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

        9.10    Waiver of Jury Trial.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

        9.11    Assignment; Third Party Beneficiaries.     Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8, notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.

        9.12    Specific Performance.     The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties' obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

        9.13    Severability.     Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

        9.14    Delivery by Facsimile or Electronic Transmission.     This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a ".pdf" format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a ".pdf" format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a ".pdf" format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

        IN WITNESS WHEREOF, Parent and Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MB FINANCIAL, INC.
By:	/s/ JILL E. YORK
	Name:	Jill E. York
	Title:	Vice President and Chief Financial Officer
AMERICAN CHARTERED BANCORP, INC.
By:	/s/ ROBERT L. RITER
	Name:	Robert L. Riter
	Title:	Chairman

[Signature Page to Agreement and Plan of Merger]

Annex A-1

FORM OF VOTING AND SUPPORT AGREEMENT

FOR DIRECTOR AND OFFICER SHAREHOLDERS

November 20, 2015

American Chartered Bancorp, Inc.
20 North Martingale Road
Schaumburg, Illinois 60173

MB Financial, Inc.
6111 N. River Road
Rosemont, Illinois 60018

    Re:    Transaction between MB Financial, Inc. and American Chartered Bancorp, Inc.

Ladies and Gentlemen:

        As a holder of Company Common Stock, the undersigned, on behalf of itself and its Affiliates (collectively, the "Stockholder") understands that MB Financial, Inc. ("Parent") and American Chartered Bancorp, Inc. ("Company") have entered into an Agreement and Plan of Merger, dated as of November 20, 2015 (the "Merger Agreement"), pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) Company will merge with and into Parent (the "Merger"); and (b) the stockholders of Company upon the effectiveness of the Merger will become entitled to receive the consideration specified in the Merger Agreement. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

        The Stockholder acknowledges that, as an inducement for Parent and Company to enter into the Merger Agreement, Parent and Company have required that the Stockholder enter into this letter agreement with Parent and Company and the Stockholder is willing to enter into this letter agreement.

        The Stockholder confirms his or her agreement with Parent and Company, and Parent and Company confirms their agreement with the Stockholder, as follows:

          1.     As used in this letter agreement, "Shares" means the shares of the Company Common Stock which the Stockholder owns of record or beneficially (for the avoidance of doubt, excluding any shares underlying options exercisable for shares of Company Common Stock) as of the date of this letter agreement.

          2.     At every meeting of the stockholders of the Company called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder agrees to vote, or cause to be voted (to the extent such shares are entitled to vote), the Shares (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter that is required to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal and (iii) to the extent that any of the following actions requires a stockholder vote pursuant to applicable Law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of the Company's certificate of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger and (c) as directed by Parent with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the stockholders of the Company relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including

Annex A-1-1

  for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger that the Stockholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

          3.     The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this letter agreement, subject to the last sentence of this paragraph 3, the Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing Company, Robert Riter, Dan Miller and Greg Lansdowne, and each of them, but each with full power of substitution, as the Stockholder's attorney-in-fact and proxy, for and in the Stockholder's name, to be counted as present, vote, express consent or dissent with respect to the Shares in the manner contemplated by paragraph 2 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of Company entering into this letter agreement and the Merger Agreement and incurring the obligations therein. If the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then Company shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The proxy granted by the Stockholder shall be automatically revoked upon termination of this letter agreement in accordance with its terms.

          4.     The Stockholder agrees not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of ("Transfer"), or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares (provided that the Stockholder may Transfer any or all of its Shares to a member of his immediate family or for estate planning or philanthropic purposes so long as the transferee, on or prior to the date of Transfer, agrees in writing to be bound by and comply with the provisions of this Agreement) or (ii) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions.

          5.     The Stockholder represents and warrants (a) that the Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement; (b) that, assuming the due authorization, execution and delivery of this letter agreement by the Company, this letter agreement is the Stockholder's legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except to the extent that enforceability may be limited by the Enforceability Exceptions; (c) that the Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder's obligations under this Agreement and (d) that the Stockholder has the sole or shared power to vote or direct the vote of all Shares (to the extent such shares are entitled to vote).

          6.     This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms; provided, however, that (i) this paragraph 6 and paragraphs 9, 10, 11 and 12 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.

          7.     The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect

Annex A-1-2

  any actions taken by the Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company).

          8.     The Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent or the Company to confirm and assure the rights and obligations set forth in this letter agreement.

          9.     THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this letter agreement and of the documents referred to in this letter agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it, he or she is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute.

          10.   The parties to this letter agreement acknowledge and agree that any controversy which may arise under this letter agreement and the other documents referred to in this letter agreement and in respect of the transactions contemplated hereby and thereby, is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this letter agreement and the other documents referred to in this letter agreement, and in respect of the transactions contemplated hereby and thereby.

          11.   The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement will cause Company and Parent to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, Company and Parent shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which Company and Parent may be entitled, at law or in equity. It is accordingly agreed that Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.

          12.   In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

[Signature page follows]

Annex A-1-3

        Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,

Name:

Annex A-1-4

        Accepted and agreed as of the date set forth above.

AMERICAN CHARTERED BANCORP, INC.
By:
Name:
Title:

Annex A-1-5

        Accepted and agreed as of the date set forth above.

MB FINANCIAL, INC.
By:
Name:
Title:

Annex A-1-6

Annex A-2

FORM OF VOTING AND SUPPORT AGREEMENT

FOR HOLDERS OF SERIES F PREFERRED STOCK

November 20, 2015

American Chartered Bancorp, Inc.
20 North Martingale Road
Schaumburg, Illinois 60173

MB Financial, Inc.
6111 N. River Road
Rosemont, Illinois 60018

    Re:    Transaction between MB Financial, Inc. and American Chartered Bancorp, Inc.

Ladies and Gentlemen:

        As a holder of Company Common Stock and Series F Preferred Stock, the undersigned on behalf of [entity name] (collectively, the "Stockholder") understands that MB Financial, Inc. ("Parent") and American Chartered Bancorp, Inc. ("Company") have entered into an Agreement and Plan of Merger, dated as of November 20, 2015 (the "Merger Agreement"), pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) Company will merge with and into Parent (the "Merger"); and (b) the stockholders of Company upon the effectiveness of the Merger will become entitled to receive the consideration specified in the Merger Agreement. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

        The Stockholder acknowledges that, as an inducement for Parent and Company to enter into the Merger Agreement, Parent and Company have required that the Stockholder enter into this letter agreement with Parent and Company and the Stockholder is willing to enter into this letter agreement.

        The Stockholder confirms his or her agreement with Parent and Company, and Parent and Company confirms their agreement with the Stockholder, as follows:

          1.     As used in this letter agreement, "Shares" means the shares of the Company Common Stock and Series F Preferred Stock which the Stockholder owns of record or beneficially (for the avoidance of doubt, excluding any shares underlying options exercisable for shares of Company Common Stock) as of the date of this letter agreement.

          2.     At every meeting of the stockholders of the Company called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder agrees to vote, or cause to be voted (to the extent such shares are entitled to vote), the Shares (a) in favor of (i) adoption of the Merger Agreement and (ii) any other matter that is required to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal and (iii) to the extent that any of the following actions requires a stockholder vote pursuant to applicable Law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of the Company's certificate of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger and (c) as directed by Parent with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the stockholders of the Company relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including

Annex A-2-1

  for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger that the Stockholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

          3.     The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this letter agreement, subject to the last sentence of this paragraph 3, the Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing Company, Robert Riter, Dan Miller and Greg Lansdowne, and each of them, but each with full power of substitution, as the Stockholder's attorney-in-fact and proxy, for and in the Stockholder's name, to be counted as present, vote, express consent or dissent with respect to the Shares in the manner contemplated by paragraph 2 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of Company entering into this letter agreement and the Merger Agreement and incurring the obligations therein. If the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then Company shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The proxy granted by the Stockholder shall be automatically revoked upon termination of this letter agreement in accordance with its terms.

          4.     The Stockholder agrees not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of ("Transfer"), or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares (provided that the Stockholder may Transfer any or all of its Shares to a member of his immediate family or for estate planning or philanthropic purposes so long as the transferee, on or prior to the date of Transfer, agrees in writing to be bound by and comply with the provisions of this Agreement) or (ii) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions.

          5.     The Stockholder hereby irrevocably elects and agrees (i) that each share of Series F Preferred Stock held by the Stockholder shall be entitled to receive the same consideration, on a per-share-basis, as the Merger Consideration payable to holders of Company Common Stock pursuant to the Merger Agreement and (ii) that the Stockholder shall not receive, and hereby fully and irrevocably waives any right to receive, any Substitute Securities (as defined in the Articles of Incorporation of the Company, as amended) in the Merger pursuant to Section 11(b) of the Statement of Resolution Establishing Series of Non-Voting Perpetual Preferred Stock, Series F, contained in the Articles of Incorporation of Company, as amended), it being understood that the Stockholder will have the right in respect of each such Series F Preferred Share to elect to receive Cash Consideration and/or Stock Consideration in the Merger on the terms and subject to the conditions specified in the Merger Agreement.

          6.     The Stockholder represents and warrants (a) that the Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement; (b) that, assuming the due authorization, execution and delivery of this letter agreement by the Company, this letter agreement is the Stockholder's legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except to the extent that enforceability may be limited by the Enforceability Exceptions; (c) that the Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder's

Annex A-2-2

  obligations under this Agreement and (d) that the Stockholder has the sole or shared power to vote or direct the vote of all Shares (to the extent such shares are entitled to vote).

          7.     This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms; provided, however, that (i) this paragraph 7 and paragraphs 10, 11, 12 and 13 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.

          8.     The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company).

          9.     The Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent or the Company to confirm and assure the rights and obligations set forth in this letter agreement.

          10.   THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this letter agreement and of the documents referred to in this letter agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it, he or she is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute.

          11.   The parties to this letter agreement acknowledge and agree that any controversy which may arise under this letter agreement and the other documents referred to in this letter agreement and in respect of the transactions contemplated hereby and thereby, is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this letter agreement and the other documents referred to in this letter agreement, and in respect of the transactions contemplated hereby and thereby.

          12.   The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement will cause Company and Parent to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, Company and Parent shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which Company and Parent may be entitled, at law or in equity. It is accordingly agreed that Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.

Annex A-2-3

          13.   In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

[Signature page follows]

Annex A-2-4

        Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,
[NAME OF HOLDER]
By:
Name:
Title:

Annex A-2-5

        Accepted and agreed as of the date set forth above.

AMERICAN CHARTERED BANCORP, INC.
By:
Name:
Title:

Annex A-2-6

        Accepted and agreed as of the date set forth above.

MB FINANCIAL, INC.
By:
Name:
Title:

Annex A-2-7

Annex B

FORM OF BANK MERGER AGREEMENT

        This Agreement and Plan of Merger (this "Agreement"), dated as of                        , is made by and between MB Financial Bank, N.A., a national bank chartered under the laws of the United States ("Parent Bank"), and American Chartered Bank, a state banking association chartered under the laws of the state of Illinois ("Company Bank").

RECITALS

        WHEREAS, Parent Bank is a national bank chartered under the laws of the United States, all the issued and outstanding capital stock of which is owned as of the date hereof directly by MB Financial, Inc., a Maryland corporation ("Parent");

        WHEREAS, Company Bank is a state banking association chartered under the laws of the state of Illinois, all the issued and outstanding capital stock of which is owned as of the date hereof directly by American Chartered Bancorp, Inc., an Illinois corporation ("Company");

        WHEREAS, Parent and Company have entered into an Agreement and Plan of Merger, dated as of November 20, 2015 (as amended and/or supplemented from time to time, Company will merge with and into Parent, with Parent surviving such merger (collectively, the "HoldCo Merger");

        WHEREAS, contingent upon the HoldCo Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Company Bank with and into Parent Bank, with Parent Bank surviving such merger (the "Bank Merger"); and

        WHEREAS, the board of directors of Parent Bank and the board of directors of Company Bank deem the Bank Merger desirable and in the best interests of their respective stockholders, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

        NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

BANK MERGER

        Section 1.1.    The Bank Merger.     Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Company Bank shall be merged with and into Parent Bank in accordance with the provisions of the Illinois Banking Act and 12 U.S. Code Section 215a . At the Effective Time, the separate existence of Company Bank shall cease, and Parent Bank, as the surviving entity (the "Surviving Bank"), shall continue unaffected and unimpaired by the Bank Merger. All assets of Company Bank as they exist at the Effective Time of the Bank Merger shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the Effective Time of the Bank Merger. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of Company Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time.

        Section 1.2.    Closing.     The closing of the Bank Merger will take place immediately following the HoldCo Merger or at such other time and date as specified by the parties, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in

Annex B-1

this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

        Section 1.3.    Effective Time.     Subject to applicable law, the Bank Merger shall become effective as of the date and time specified in the letter issued by the Office of the Comptroller of the Currency pursuant to 12 C.F.R. § 5.33(m)(2) (such date and time being herein referred to as the "Effective Time").

        Section 1.4.    Articles of Association and By-laws.     The articles of association and by-laws of Parent Bank in effect immediately prior to the Effective Time shall be the articles of association and the by-laws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

        Section 1.5.    Board of Directors and Officers.     At the Effective Time, the board of directors of the Surviving Bank shall consist of the board of directors of Parent Bank as of immediately prior to the Bank Merger and the officers of the Surviving Bank shall consist of the officers of Parent Bank as of immediately prior to the Bank Merger.

ARTICLE II

CONSIDERATION

        Section 2.1.    Effect on Company Bank Capital Stock.     By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Company Bank, at the Effective Time, all shares of Company Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

        Section 2.2.    Effect on Parent Bank Capital Stock.     Each share of Parent Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

ARTICLE III

COVENANTS

        Section 3.1.    During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE IV

CONDITIONS PRECEDENT

        Section 4.1.    The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

          (a)   The Requisite Regulatory Approvals (as defined in the Merger Agreement) required for the consummation the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

          (b)   The HoldCo Merger shall have been consummated in accordance with the terms of the Merger Agreement.

Annex B-2

          (c)   No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

          (d)   This Agreement shall have been adopted by the sole stockholder of each of Parent Bank and Company Bank.

ARTICLE V

TERMINATION AND AMENDMENT

        Section 5.1.    Termination.     This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically upon the termination of the Merger Agreement.

        Section 5.2.    Amendment.     This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

        Section 6.1.    Nonsurvival of Agreements.     None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

        Section 6.2.    Notices.     All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile, electronic mail or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Company Bank, to:
American Chartered Bank 20 North Martingale Road Schaumburg, Illinois 60173
Attention:	Robert L. Riter
Facsimile:	(847) 330-6578
With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019
Attention:	Matthew M. Guest
Facsimile:	(212) 403-2000
if to Parent Bank, to:
MB Financial Bank, N.A. 6111 N. River Road Rosemont, Illinois 60018
Attention:	Mitchell Feiger or Jill York
Facsimile:	(847) 653-0080

Annex B-3

With a copy (which shall not constitute notice) to:
Silver, Freedman, Taff & Tiernan LLP 3299 K Street N.W. Suite 100 Washington, D.C. 20007
Attention:	Barry P. Taff
Facsimile:	(202) 387-5502

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, electronic mail or other wire transmission, (iii) three business days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one business day after being deposited with a reputable overnight courier.

        Section 6.3.    Interpretation.     The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 6.4.    Counterparts.     This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

        Section 6.5.    Entire Agreement.     This Agreement (including any exhibits thereto, the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

        Section 6.6.    Governing Law.     This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

        Section 6.7.    Assignment.     Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto and any attempted assignment in contravention of this Section 6.07 shall be null and void.

[Signature page follows]

Annex B-4

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

MB FINANCIAL BANK, N.A.
By:
Name:
Title:
AMERICAN CHARTERED BANK
By:
Name:
Title:

Annex B-5

APPENDIX B

OPINION OF EVERCORE GROUP, L.L.C.

November 20, 2015

The Board of Directors of
American Chartered Bancorp, Inc.
20 N Martingale Rd.
Schaumburg, Illinois 60173

To Members of the Board of Directors:

        We understand that American Chartered Bancorp, Inc., an Illinois corporation (the "Company"), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with MB Financial, Inc., a Maryland corporation ("Parent"), pursuant to which, and subject to the terms and conditions set forth therein, the Company will be merged with and into Parent (the "Merger") with Parent being the surviving corporation in the Merger. As a result of the Merger, among other things, each share of the Company's common stock, without par value (the "Company Common Stock"), issued and outstanding prior to the effective time of the Merger (the "Effective Time"), including for this purpose, each share of Company Preferred Stock (x) which prior to the Election Deadline shall have validly elected pursuant to the Company's Charter to receive the Merger Consideration payable in respect of Company Common Stock or (y) which shall have been converted to Company Common Stock pursuant to the Company's Charter from a share of Company Preferred Stock, as applicable (collectively with shares of Company Common Stock, the "Exchangeable Shares"), other than Dissenting Shares and any other shares owned by Parent or Company, shall be converted, in accordance with the procedures set forth in the Merger Agreement, into the right to receive, without interest: (i) for each Exchangeable Share with respect to which an election to receive cash (a "Cash Election") has been effectively made and not revoked or deemed revoked, an amount in cash equal to $9.30 (the "Cash Consideration"), (ii) for each Exchangeable Share with respect to which an election to receive Parent Common Stock (a "Stock Election") has been effectively made and not revoked or deemed revoked (collectively, the "Stock Election Shares"), 0.2732 validly issued, fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") (the "Stock Consideration") and (iii) for each share of Company Common Stock other than shares as to which a Cash Election and/or a Stock Election has been effectively made and not revoked or deemed revoked, the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with the Merger Agreement. We refer herein to the total consideration in the form of shares of Parent Common Stock and cash to be paid by Parent in the Merger as the "Merger Consideration". The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

        The Board of Directors of the Company (the "Board of Directors") has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

        In connection with rendering our opinion, we have, among other things:

  i.
  reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts' estimates relating to Parent;

  ii.
  reviewed certain non-public projected financial data relating to the Company prepared by management of the Company and furnished to us by management of the Company;

  iii.
  reviewed certain non-public projected financial data relating to Parent and Company prepared by management of Parent and furnished to us by management of Parent;

  iv.
  reviewed the amount and timing of the cost savings estimated by the management of Parent to result from the Merger (collectively, the "Synergies");

  v.
  held discussions with members of senior management of the Company and Parent concerning the matters described in clauses (i) through (iv) above;

  vi.
  compared the financial performance of the Company and valuation multiples relating to the Merger with those of certain other publicly traded companies that we deemed relevant;

  vii.
  compared the financial performance of Parent and Parent's stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

  viii.
  compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

  ix.
  analyzed the discounted cash flows of the Company and Parent on a stand-alone basis, and the discounted cash flows of Parent on a pro forma basis taking into account the Synergies;

  x.
  reviewed a draft of the Merger Agreement dated November 20, 2015, which we have assumed is in substantially final form and from which we assume the final form will not vary in any material respect to our analysis; and

  xi.
  performed such other analyses and examinations and considered such other factors that we deemed appropriate.

        For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company and Parent referred to above and the Synergies, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and Parent as to the future financial performance of the Company and Parent and such Synergies. We express no view as to any projected financial data relating to the Company, Parent, the Synergies or the assumptions on which they are based, and have assumed that the financial results reflected in the projected financial data and estimates utilized in our analyses, including with respect to the Synergies, will be realized in the amounts and at the times projected.

        For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company, the combined company or the consummation of the Merger or materially reduce the benefits to the holders of Company Common Stock of the Merger.

        We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We are not experts in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and we were not requested to, and we did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. We express no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of the Company and Parent has, and the pro forma combined company will have, appropriate reserves to cover any such losses.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Company Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company or Parent, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis.

        It is understood that our opinion is for the use and benefit of the Board of Directors in its consideration of the Merger, and our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger or the terms of the Merger Agreement (other than the Merger Consideration) or the documents referred to therein. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger or any other matter related thereto. We express no opinion herein as to the price at which shares of the Company Common Stock or Parent Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. The Company has advised us that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

        We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company or Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company or Parent in the future and in connection with any such services we may receive compensation.

        In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

        This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

        This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its shareholders relating to the Merger; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ TIM MAIN
	Name:	Tim Main
	Title:	Senior Managing Director

APPENDIX C

ILLINOIS BUSINESS CORPORATION ACT

Illinois Compiled Statutes, Chapter 805, Act 5, Article 11

        § 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

          (1)   consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the amended and restated articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

          (2)   consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

          (3)   an amendment of the amended and restated articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

              (i)  alters or abolishes a preferential right of such shares;

             (ii)  alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

            (iii)  in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

          (4)   any other corporate action taken pursuant to a shareholder vote if the amended and restated articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

        (b)   A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

        (c)   A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

        § 11.70. Procedure to Dissent.

        (a)   If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

        (b)   If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

        (c)   Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

        (d)   A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

        (e)   If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

        (f)    If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

        (g)   The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

        (h)   Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

        (i)    The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

          (1)   Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

          (2)   Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

        If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.1

        (j)    As used in this Section:

          (1)   "Fair value", with respect to a dissenter's shares, means the proportionate interest of the shareholder in the corporation, without discount for minority status or, absent extraordinary circumstance, lack of marketability, immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

          (2)   "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.    Indemnification of Directors and Officers.

        Section 2-405.2 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation or its stockholders for money damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit actually received; or (2) to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director's or officer's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The registrant's charter contains such a provision, thereby limiting the liability of its directors and officers to the maximum extent permitted by Maryland law.

        Section 2-418 of the Maryland General Corporation Law permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit; or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that his or her conduct was unlawful. The Maryland General Corporation Law provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The Maryland General Corporation Law also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

        Section 2-418 of the Maryland General Corporation Law provides that unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        The registrant's charter provides for indemnification of directors and officers to the maximum extent permitted by the Maryland General Corporation Law.

        Under a directors' and officers' liability insurance policy, directors and officers of the registrant are insured against certain liabilities.

Item 21.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits. See Exhibit Index

  (b)
  Financial Statement Schedules. Not applicable.

  (c)
  Reports, Opinions or Appraisals. Opinion of Evercore Group L.L.C. (included as Appendix B to the proxy statement/prospectus contained in this registration statement).

Item 22.    Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (d)   The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (f)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (g)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 29, 2016.

MB FINANCIAL, INC.
By:	/s/ MITCHELL FEIGER Mitchell Feiger President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ MITCHELL FEIGER Mitchell Feiger	Director, President and Chief Executive Officer (Principal Executive Officer)	January 29, 2016
/s/ JILL E. YORK Jill E. York	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 29, 2016
* Thomas H. Harvey	Director	January 29, 2016
* David P. Bolger	Director	January 29, 2016
* C. Bryan Daniels	Director	January 29, 2016
* Charles J. Gries	Director	January 29, 2016
* James N. Hallene	Director	January 29, 2016
* Richard J. Holmstrom	Director	January 29, 2016
* Karen J. May	Director	January 29, 2016

* Ronald D. Santo		Director	January 29, 2016
* Jennifer W. Steans		Director	January 29, 2016
* Renee Togher		Director	January 29, 2016
*By:	/s/ JILL E. YORK Jill E. York Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of November 20, 2015, by and between MB Financial, Inc. and American Chartered Bancorp, Inc. (included as Appendix A to the accompanying proxy statement/prospectus and incorporated herein by reference)
3.1
Charter of MB Financial, Inc. as amended (incorporated herein by reference to Exhibit 3.1 to MB Financial, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (File No. 001-36599))
3.1A
Articles supplementary to the charter of MB Financial, Inc. setting forth the terms of MB Financial, Inc.'s Perpetual Non-Cumulative Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.3 to MB Financial, Inc.'s Registration Statement on Form 8-A filed on August 14, 2014 (File No.001-36599))
3.1B	Form of articles supplementary to the charter of MB Financial, Inc. setting forth the terms of MB Financial, Inc.'s 8% Cumulative Voting Convertible Preferred Stock, Series B
3.2	Bylaws of MB Financial, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to MB Financial, Inc.'s Current Report on Form 8-K filed on March 2, 2015 (File No. 001-36599))
4.1
MB Financial, Inc. hereby agrees to furnish to the Commission, upon request, the instruments defining the rights of the holders of each issue of long-term debt of MB Financial, Inc. and its consolidated subsidiaries
5.1	Opinion of Silver, Freedman, Taff & Tiernan LLP as to the legality of the securities being registered*
8.1	Opinion of Silver, Freedman, Taff & Tiernan LLP as to certain federal income tax matters
8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain federal income tax matters
23.1	Consent of RSM US LLP*
23.2	Consent of Crowe Horwath LLP*
23.3	Consents of Silver, Freedman, Taff & Tiernan LLP (included in the opinions filed as Exhibits 5.1 and Exhibit 8.1)
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2)
24.1	Powers of Attorney*
99.1	Consent of Evercore Group L.L.C.*
99.2	Consent of Robert L. Riter*
99.3	Form of proxy card of American Chartered Bancorp, Inc.

*
Filed previously.